As filed with the Securities and Exchange Commission on February 8, 2010

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NextWave Wireless Inc.
(Exact name of registrant as specified in its charter)

Delaware	3663	20-5361630
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10350 Science Center Drive, Suite 210
San Diego, California 92121
(848) 480-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank A. Cassou
Executive Vice President - Corporate Development and Chief Legal Counsel
NextWave Wireless Inc.
10350 Science Center Drive, Suite 210
San Diego, California 92121
(858) 480-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_____________

Copies to:
Marita A. Makinen, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
_____________
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large Accelerated Filer☐	Accelerated Filer ☐	Non-Accelerated Filer☐	Smaller Reporting Company☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock(2)	26,000,000	$ 0.40 (3)	$ 10,400,000	$ 741.52

(1)
Pursuant to Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, this registration statement also registers such additional shares of common stock of the Registrant as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or other capital adjustments.

(2)
Represents 26 million shares of common stock issued or issuable upon the exercise of warrants which the Registrant issued to the holders of its Senior-Subordinated Secured Second Lien Notes due 2010 on October 9, 2008, April 8, 2009 and July 2, 2009.

(3)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act, based on the higher of (a) the exercise price of the warrants or (b) the price of securities of the same class, based on the average of the high and low prices of the Registrant’s common stock reported on The NASDAQ Global Market on February 4, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated February 8, 2010

PROSPECTUS

26,000,000 Shares

Common Stock

par value $0.001 per share

This prospectus relates solely to the resale of up to an aggregate of 26,000,000 shares of common stock of NextWave Wireless Inc. (referred to as the “Company”, “we” or “us”) by the selling stockholders identified in this prospectus.  These shares of common stock have been  issued or are issuable upon the exercise of warrants held by the holders of our Senior-Subordinated Secured Second Lien Notes due 2010.

The selling stockholders identified in this prospectus (which term as used herein includes their pledgees, donees, transferees or other successors-in-interest) may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 19 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. If the warrants are exercised by the payment of cash, however, we would receive the exercise price of the warrants, which is $0.01 per share subject to certain adjustments as set forth in each of the applicable warrant agreements. However, all the warrants covered by the registration statement of which this prospectus is a part have a cashless exercise provision that allows the holder to receive a reduced number of shares of our common stock, without paying the exercise price in cash.  To the extent any of the warrants are exercised in this manner, we will not receive any additional proceeds from such exercise. We have agreed to pay all expenses relating to registering the securities. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

Our shares are currently quoted on the NASDAQ Global Market under the ticker symbol “WAVE.”

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                         , 2010

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus.

Unless the context indicates otherwise, all references in this registration statement to “NextWave,” “the Company,” “we,” “us” and “our” refer to NextWave Wireless Inc. and its direct and indirect subsidiaries.

Our Company

NextWave Wireless Inc. is a holding company for mobile multimedia businesses and a significant wireless spectrum portfolio. As a result of our global restructuring initiative described below, our continuing operations have been focused on two key segments: Multimedia, consisting of the operations of our subsidiary PacketVideo Corporation (“PacketVideo” or “PV”) and Strategic Initiatives, focused on the management of our wireless spectrum interests.

PV develops, produces, and markets advanced mobile multimedia and consumer electronic connectivity product solutions including embedded software for mobile handsets, client-server platforms for mobile media applications such as music and video and software for sharing media in the connected home. At present, PV’s customers include many of the largest mobile handset and wireless service providers in the world including Cisco, Linksys, Motorola, Nokia, DOCOMO, Rogers Wireless, Orange, Panasonic, Samsung, Sharp, Sony Ericsson, TeliaSonera, Verizon Wireless and Vodafone India. As wireless service providers continue to upgrade their data services and introduce new platforms such as Android™ and iPhone™, we believe that multimedia applications such as live TV, video-on-demand, and mobile music will remain key driving forces behind global adoption of next-generation wireless technologies and end-user devices. In addition, we believe that consumer electronics and wireless handsets are converging around the concept of a connected home in which media can be shared and enjoyed by consumers on multiple screens, including the television, the PC and the mobile handset. As a result, many telecom operators seek to develop common services across their wireline and wireless businesses. Our business is focused on developing the technologies and products that enable both operators and device manufacturers to deliver these types of advanced mobile multimedia services to customers.  In July 2009, a subsidiary of NTT DOCOMO, Inc. (“DOCOMO”) purchased a 35% interest in our PacketVideo subsidiary. Pursuant to the definitive agreements, DOCOMO was granted certain rights in the event of future transfers of PacketVideo stock or assets, preemptive rights in the event of certain issuances of PacketVideo stock, and a call option exercisable under certain conditions to purchase the remaining shares of PacketVideo at an appraised value. In addition, DOCOMO will have certain governance and consent rights applicable to the operations of PacketVideo. DOCOMO has expressed its intent to exercise its call option and the parties are currently in preliminary discussions concerning such exercise.

Our total wireless spectrum holdings currently consist of approximately ten billion MHz points-of-presence (“POPs”) consisting of approximately 220.4 million POPs in the U.S. and 145 million international POPs, including licenses for many large metropolitan areas in the United States, as well as significant holdings in Canada and nationwide licenses in Austria, Croatia, Germany, Norway, Slovakia and Switzerland. We have engaged Moelis & Company to market our United States wireless spectrum holdings, and Canaccord Adams to market our Canadian wireless spectrum holdings. As part of these efforts, during the nine months ended September 26, 2009 and during our fiscal year 2008, we sold a portion of our Advanced Wireless Services (“AWS”) spectrum in the United States for net proceeds, after deducting direct and incremental selling costs, of $26.7 million and $145.5 million, and recognized gains on these sales totaling $2.3 million and $70.3 million, respectively. We will seek to sell our wireless spectrum holdings over time to repay our significant secured indebtedness, the aggregate principal amount of which was approximately $813.7 million as of September 26, 2009. Our ability to implement this strategy is subject to significant risks, as described under the heading “Risk Factors.”

In the second half of 2008, we commenced the implementation of our global restructuring initiative in an effort to reduce our working capital requirements, narrow our business focus and reorganize our operating units. Key results of this initiative include an approximately 53% reduction in our global workforce to date, the divestiture of our IPWireless network infrastructure business, the discontinuation of operations at our GO Networks, Cygnus, Global Services and NextWave Networks Products Support infrastructure businesses and our semiconductor business, and the closure of several facilities throughout the world. We anticipate that further implementation of our global restructuring initiative may result in additional headcount reductions and operating unit divestitures or discontinuations, including the divestiture of our WiMax Telecom business. In July 2009, we sold our owned Semiconductor business patents and patent applications to Wi-Lan Inc., a Canadian intellectual property company for $2.5 million.

To further enhance our operational flexibility, on April 1, 2009, we obtained an amendment and waiver from the holders of our 7% Senior Secured Notes (the “Senior Notes”), Senior-Subordinated Secured Second Lien Notes due 2010 (the “Second Lien Notes”) and Third Lien Subordinated Secured Convertible Notes due 2011 (the “Third Lien Notes”) that adjusts our minimum cash balance requirement from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a pari passu basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%.  Additionally, on July 2, 2009, we issued additional Second Lien Notes (the “Incremental Notes”) in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes.  The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million.  After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.

As of September 26, 2009, our Senior Notes require payments of approximately $164.1 million in principal plus accrued interest in July 2010 and our Second Lien Notes require payment of approximately $135.7 million in principal plus accrued interest in December 2010. Our cash reserves and cash generated from operations are not sufficient to meet these payment obligations. We must consummate sales of our wireless spectrum assets yielding proceeds that are sufficient to retire this indebtedness, renegotiate the maturity of our secured notes and/or seek to refinance such indebtedness. Currently, we are in discussion with certain holders of our secured notes regarding the extension of the maturity of such notes. There can be no assurance that we will be able to extend the maturity of our secured notes or that asset sales or any additional financing will be achievable on acceptable terms. If we are unable to renegotiate or pay our debt at maturity, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern. Our financial statements do not include any adjustments related to the recovery of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern. Insufficient capital or inability to renegotiate or repay our debt at maturity would significantly restrict our ability to operate and could cause us to seek relief through a filing in the United States Bankruptcy Court.  For more information relating to our debt maturities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Multimedia Segment

PacketVideo was founded in 1998 and supplies multimedia software and services to many of the world’s largest network operators and wireless handset manufacturers. These companies in turn use PacketVideo’s platform to offer music and video services on mobile handsets, generally under their own brands. To date, over 250 million PacketVideo-powered handsets have been shipped worldwide. PacketVideo has been contracted by some of the world’s largest carriers, such as Orange, DOCOMO, Rogers Wireless, TeliaSonera, TELUS Mobility and Verizon Wireless to design and implement the embedded multimedia software capabilities contained in their handsets. PacketVideo’s software is compatible with virtually all network technologies including CDMA, GSM, WiMAX, LTE and WCDMA.

As mobile platforms evolve, PacketVideo continues to provide one of the leading multimedia solutions. PacketVideo is one of the original founding members of the Open Handset Alliance (“OHA”), led by Google. PacketVideo’s OpenCORE platform serves as the multimedia software subsystem for the OHA’s mobile device Android TM platform. In a similar vein, PacketVideo has been recognized for its support of the LiMO Foundation™ and their platform initiatives. We believe that by supporting the efforts of the OHA and LiMO Foundation™, PacketVideo is well positioned to market its full suite of enhanced software applications to Android and LiMO application developers.

In addition, since 2006 PacketVideo has offered software products for use on PCs, consumer electronics and other devices in the home. We believe that media consumption in the home and media consumption on mobile handsets is converging. PacketVideo’s TwonkyMedia™ product line is designed to capitalize on this trend. PacketVideo has invested in the development and acquisition of a wide range of technologies and capabilities to provide its customers with software solutions to enable home/office digital media convergence using communication protocols standardized by the Digital Living Network Alliance™. The TwonkyMedia™ suite of products that provide for content search, discovery, organization and content delivery/sharing amongst consumer electronics products connected to an Internet Protocol-based network. This powerful platform is designed to provide an enhanced user experience by intelligently responding to user preferences based on content type, day-part, and content storage location. In addition, PacketVideo’s patented Digital Rights Management (“DRM”) solutions, already in use by many wireless carriers globally, represent a key enabler of digital media convergence by preventing the unauthorized access or duplication of multimedia content used or shared by PacketVideo-enabled devices. Additionally, PacketVideo is one of the largest suppliers of Microsoft DRM™ technologies for the wireless market today.

Although we believe that PacketVideo’s products are advantageous and well positioned for success, PacketVideo’s business largely depends upon volume based sales of devices into the market. The economic downturn in the global markets has affected consumer spending habits. PacketVideo’s customers and distribution partners, telecommunications companies and consumer electronics device manufacturers, are not immune to such uncertain and adverse market conditions. PacketVideo relies on these partners as distribution avenues for its developed products. Additionally, competitive pressures may cause further price wars in an effort to win or sustain business which will have an effect on overall margins and projections. If economic conditions continue to deteriorate, this may result in lower than expected sales volumes, resulting in lower revenue, gross margins, and operating income.

Strategic Initiatives Segment

Our strategic initiatives business segment is engaged in the management of our global wireless spectrum holdings. Our total spectrum holdings consist of approximately ten billion MHz POPs, covering approximately 216.2 million POPs, of which 107.3 million POPs are covered by 20 MHz or more of spectrum, and an additional 90.6 million POPs are covered by at least 10 MHz of spectrum. In addition, a number of markets, including much of the New York metropolitan region, are covered by 30 MHz or more of spectrum. Our domestic spectrum resides in the 2.3 GHz Wireless Communication Services (“WCS”), 2.5 GHz Broadband Radio Service (“BRS”)/Educational Broadband Service (“EBS”), and 1.7/2.1 GHz AWS bands and offers propagation and other characteristics suitable to support high-capacity, mobile broadband services.

Our international spectrum holdings include nationwide 3.5 GHz licenses in Slovakia and Switzerland; a nationwide 2.0 GHz license in Norway; 2.3 GHz licenses in Canada; and 2.5 GHz licenses in Argentina and Chile, covering 145 million POPs.

We continue to pursue the sale of our wireless spectrum holdings and any sale or transfer of the ownership of our wireless spectrum holdings is subject to regulatory approval. We expect that we will be required to successfully monetize most of our wireless spectrum assets in order to retire our debt.

During the first nine months of 2009, we completed the sale of certain of our owned AWS spectrum licenses in the United States to a third party for net proceeds, after deducting direct and incremental selling costs, of $26.7 million, and recognized net gains on the sales of $2.3 million. The net proceeds from the sales received after July 15, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest and net proceeds received prior to July 16, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

To date, we have realized a positive return on the sale of the majority of our domestic AWS spectrum licenses. However, there can be no assurance that we will realize a similar return upon the sale of our remaining wireless spectrum holdings. The sale price of our wireless spectrum assets will be impacted by, among other things:

•	the Federal Communications Commission (“FCC”)’s final resolution of ongoing proceedings regarding interference from satellite digital audio radio services to our WCS spectrum licenses;

•
the timing and associated costs of build out or substantial service requirements attached to our domestic and international spectrum licenses, where a failure to comply with these requirements could result in license forfeiture;

•	the timing of closure of potential sales, in particular if it is necessary to accelerate the planned sale of certain of our spectrum licenses in order to meet debt payment obligations;

•	worldwide economic conditions which we believe have adversely affected manufacturers of telecommunications equipment and technology and led to a delay in global WiMAX network deployments; and

•	the availability of capital for prospective spectrum buyers which has been negatively impacted by the downturn in the credit and financial markets.

As we have previously disclosed, our efforts to sell our wireless spectrum holdings on favorable terms has been delayed by current market conditions, as well as regulatory and other market activities involving potential buyers. We are continuing to have discussions with numerous parties who have expressed interest in our various spectrum assets. However, we believe that adverse economic conditions continue to affect potential purchasers of our wireless spectrum, and there can be no assurance as to the timing of further spectrum sales or the sale prices that will be attained.

Corporate Information

Our principal executive offices are located at 10350 Science Center Drive, Suite 210, San Diego, California 92121, and our telephone number is (858) 480-3100. Our website address is www.nextwave.com. Our website, and the information contained in the website, is not a part of this prospectus.

THE OFFERING

Common stock outstanding prior to this offering, excluding the shares underlying unexercised warrants	157,091,190 shares

Common stock being offered for resale to the public by the selling stockholders(1)	26,000,000 shares

Common stock to be outstanding after this offering(2)	183,091,190 shares

Total proceeds raised by offering
We will not receive any proceeds from the resale of our common stock pursuant to this offering. We may receive proceeds upon the exercise of the warrants to the extent such warrants are exercised for cash.

Use of proceeds	Any proceeds we may receive will be used to meet our working capital needs and general corporate purposes.

NASDAQ Global Market symbol	WAVE

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

(1)    The number of shares of our common stock being offered for resale consists of 26,000,000 shares of common stock issued or issuable upon the exercise of warrants issued pursuant to the terms of our Second Lien Notes.

(2)    The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of February 3, 2010.  This number does not include, as of February 3, 2010:

•	6,847,826 shares of Common Stock issuable upon exercise of warrants issued to Sola Ltd. pursuant to the terms of our Second Lien Notes;

•	20,885,373 shares of common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $2.56 per share;

•
21,926,724 shares of common stock reserved for issuance under our NextWave Wireless Inc. 2005 Stock Incentive Plan, NextWave Wireless Inc. 2007 Stock Incentive Plan, the CYGNUS Communications, Inc. 2004 Stock Option Plan and the PacketVideo Corporation 2005 Equity Incentive Plan; and

•	43,301,589 shares of common stock issuable upon conversion of our Third Lien Notes at a conversion price of $11.05 per share.

Summary Historical Financial Data

You should read the following summary historical financial data together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited condensed consolidated financial statements and our audited consolidated financial statements and the notes to those financial statements included elsewhere in this registration statement.

As further discussed in Note 1 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus, our consolidated financial statements for the years ended December 27, 2008 and  December 29, 2007, as well as the financial information in the following discussion, have been adjusted for the retrospective application of Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. The audited financial information contained in the tables below reflects only the adjustments described in Note 1 to our consolidated financial statements included elsewhere in this prospectus and does not reflect events occurring after April 1, 2009, the date of the original filing of our 2008 Annual Report on Form 10-K, or modify or update those disclosures that may have been affected by subsequent events.

Set forth below is our summary historical financial data, at the dates and for the periods indicated.

	Nine Months Ended		Years Ended
	September 26, 2009	September 27, 2008	December 27,	December 29,
(in thousands, except per share data)	(unaudited)	(unaudited)	2008	2007
Consolidated Statement of Operations Data:
Revenues	$37,063	$47,989	$63,009	$36,328
License fee revenues – related party	3,842	—	—	—
Total revenues	40,905	47,989	63,009	36,328
Operating expenses:
Cost of revenues	16,151	14,609	18,819	17,084
Cost of revenues – related party	111	—	—	—
Engineering, research and development	16,735	20,633	27,762	24,431
Sales and marketing	6,864	10,873	12,597	14,040
General and administrative	38,417	56,297	67,873	76,024
Asset impairment charges	30,050	2,244	6,837	—
Restructuring charges	3,760	3,308	7,582	—
Purchased in-process research and development	—	—	—	860
Total operating expenses	112,088	107,964	141,470	132,439
Gain on sale of wireless spectrum licenses	2,268	19,317	70,283	—
Loss from operations	(68,915)	(40,658)	(8,178)	(96,111)
Other income (expense):
Interest income	363	2,679	3,048	15,799
Interest expense	(120,528)	(45,940)	(99,334)	(45,981)
Other income (expense), net	(8,118)	(3,363)	(2,364)	(1,048)
Total other expense, net	(128,283)	(46,624)	(98,650)	(31,230)
Loss from continuing operations before income taxes	(197,198)	(87,282)	(106,828)	(127,341)
Income tax benefit (provision)	732	(594)	1,276	(1,261)
Net loss from continuing operations	(196,466)	(87,876)	(105,552)	(128,602)
Loss from discontinued operations, net of gain (loss) on divestiture of discontinued operations $31,59, $0, $(118,360) and $0, and income tax benefit (provision) of $174, $(1,003), $3,384 and $626, respectively	(42,869)	(324,898)	(323,705)	(192,556)
Net loss	(239,335)	(412,774)	(429,257)	(321,158)
Less: Net loss attributable to noncontrolling interest in subsidiaries:
Continuing operations	1,029	—	—	1,048
Discontinued operations	—	—	—	—
Net loss attributable to NextWave	$(238,306)	$(412,774)	$(429,257)	$(320,110)
Amounts attributable to NextWave common shares:
Loss from continuing operations, net of tax	$(195,437)	$(87,876)	$(105,552)	$(127,554)
Less: Preferred stock imputed dividends	—	(21,782)	(22,769)	(20,810)
Accretion of issuance costs on preferred stock	—	(220)	(230)	(210)
Preferred stock exchanged for Third Lien Notes	—	—	104,349	—
Loss from continuing operations, including preferred stock dividends, costs and exchange of preferred stock	(195,437)	(109,878)	(24,202)	(148,574)
Loss from discontinued operations, net of tax	(42,869)	(324,898	(323,705)	(192,556)
Net loss attributable to NextWave common shares	$(238,306)	$(434,776)	$(347,907)	$(341,130)
Net loss per share attributed to NextWave common shares – basic and diluted:
Continuing operations, including preferred stock dividends, costs and exchange of preferred stock	$(1.26)	$(1.10)	$(0.22)	$(1.66)
Discontinued operations	(0.28)	(3.25)	(2.94)	(2.15)
Net loss	$(1.54)	$(4.35)	$(3.16)	$(3.81)
Weighted average shares used in per share calculation	154,551	99,851	110,224	89,441

(in thousands)	At September 26, 2009	At December 27, 2008	At December 29, 2007
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$22,234	$60,848	$159,984
Restricted cash and marketable securities	28,091	24,870	75,202
Assets of discontinued operations:
Wireless spectrum licenses held for sale	14,280	36,094	—
Wireless spectrum licenses, net	—	—	46,030
All other assets	11,887	24,726	271,865
Wireless spectrum licenses, net:
Wireless spectrum licenses held for sale	46,329	76,647	—
All other wireless spectrum licenses, net	415,959	442,415	587,851
Goodwill	39,235	38,662	40,082
Other intangible assets, net	15,847	18,933	24,115
Total assets	617,283	757,510	1,258,738
Long-term obligations, net of current portion	507,118	496,297	320,782
Redeemable Series A Senior Convertible Preferred Stock	—	—	371,986
Stockholders’ equity (deficit) attributed to NextWave	(249,627)	(56,116)	228,765
Total stockholders’ equity (deficit)	(234,828)	(56,116)	228,765

RISK FACTORS

Our business involves a high degree of risk. You should carefully consider the following risks together with all of the other information contained in this registration statement before making a future investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, and the value of our securities could decline.

Risks Relating to Our Business

We have substantial debt maturities in 2010 and 2011 and our cash reserves and cash generated from operations are not sufficient to meet these payment obligations. There can be no assurance that we will be able to extend our debt maturities or that asset sales or any additional financing will be achievable on acceptable terms and any failure to pay our debt at maturity will impair our ability to continue as a going concern.

Our secured notes require payments of approximately $299.8 million plus accrued interest in 2010. Our Senior Notes, having an aggregate principal amount of $164.1 million at September 26, 2009, will mature in July 2010 and our Second Lien Notes, having an aggregate principal amount of approximately $135.7 million at September 26, 2009, will mature in December 2010. In addition, our Third Lien Notes, having an aggregate principal amount of $513.8 million at September 26, 2009, will mature in December 2011. Sixty-eight-percent of the aggregate remaining outstanding principal balance of our Senior Notes, and all of our Second Lien Notes and Third Lien Notes, bear payment-in-kind interest at rates of 14.0%, 14.0% and 7.5%, respectively, which will increase the principal amount of this debt upon retirement. Our cash reserves and cash generated from operations are not sufficient to meet these payment obligations. We must consummate sales of our wireless spectrum assets yielding proceeds that are sufficient to retire this indebtedness, renegotiate the maturity of our secured notes and/or seek to refinance such indebtedness. Currently, we are in discussion with certain holders of our secured notes regarding the extension of the maturity of such notes. There can be no assurance that we will be able to extend the maturity of our secured notes or that asset sales or any additional financing will be achievable on acceptable terms. If we are unable to renegotiate or pay our debt at maturity, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern. Insufficient capital or inability to renegotiate or repay our debt at maturity would significantly restrict our ability to operate and could cause us to seek relief through a filing in the United States Bankruptcy Court.  Our financial statements do not include any adjustments related to the recovery of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our capital structure requires that we successfully monetize a substantial portion of our wireless spectrum assets in order to retire our debt. The value of our equity securities is dependent on our ability to successfully retire our debt.

We are required to use the net proceeds of asset sales to retire our debt and expect that we will be required to successfully monetize a substantial portion of our wireless spectrum assets in order to retire our debt. There is no guarantee that we will be able to find third parties interested in purchasing our wireless spectrum assets at prices sufficient to retire this debt prior to maturity. The sale price of our wireless spectrum assets will be impacted by, among other things:

•	the FCC’s final resolution of ongoing proceedings regarding interference from satellite digital audio radio services to our WCS spectrum licenses;
•
the timing and allocated costs of build-out or substantial service requirements attached to our domestic and international spectrum licenses, where a failure to comply with these requirements could result in license forfeiture;

•	timing of closure of potential sales, particularly if it is necessary to accelerate the planned sale of certain of our spectrum licenses in order to meet debt payment obligations;
•	worldwide economic conditions which we believe have adversely affected manufacturers of telecommunications equipment and technology and led to a delay in WiMAX global network deployments; and
•	availability of capital for prospective spectrum bidders which has been negatively impacted by the downturn in the credit and financial markets.

If we are unable to consummate sales of our wireless spectrum assets that are sufficient to retire our indebtedness, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern and the value of our equity securities will be impaired.

We are highly leveraged and our operating flexibility will be significantly reduced by our debt covenants.

As of September 26, 2009, the aggregate principal amount of our secured indebtedness was $813.7 million. This amount includes our Senior Notes with an aggregate principal amount of $164.1 million, our Second Lien Notes with an aggregate principal amount of $135.7 million and our Third Lien Notes with an aggregate principal amount of $513.8 million. Covenants in the purchase agreements for our Senior Notes and Second Lien Notes impose operating and financial restrictions on us. These restrictions prohibit or limit our ability, and the ability of our subsidiaries, to, among other things:

•	pay dividends to our stockholders;
•	incur, or cause to incur, additional indebtedness or incur liens;
•	sell assets for consideration other than cash;
•	consolidate or merge with or into other companies;

•	issue shares of our common stock or securities of our subsidiaries;
•	make capital expenditures or other strategic investments in our business not contemplated by the Company’s operating budget ; or
•	acquire assets or make investments.

In addition, any proceeds from the sale of our assets may not be retained to finance our operations but must be used to redeem our Senior Notes, Second Lien Notes and Third Lien Notes.

We anticipate that our overall level of indebtedness and covenant restrictions will:

•	limit our ability to pursue business opportunities;
•	limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;
•	place us at a competitive disadvantage relative to our competitors with less indebtedness;
•	render us more vulnerable to general adverse economic, regulatory and industry conditions; and
•	require us to dedicate a substantial portion of our cash flow, as well as all proceeds from asset sales, to service our debt.

Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our ability to substantially improve our operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors, many of which are or may be beyond our control. If our operating results, cash flow or asset sale proceeds prove inadequate, we could face substantial liquidity problems and might be required to accelerate asset sales, forego expenditures permitted by the Company’s operating budget or shut down businesses on an accelerated basis to meet our debt and other obligations. Further, any of these actions may not be sufficient to allow us to comply with our debt covenants or may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts, to refinance our indebtedness or to successfully undertake any of these other actions could have a material adverse effect on us.

A breach of any covenants contained in the note purchase agreements governing our secured notes could result in a default under our indebtedness. If we are unable to repay or refinance those amounts, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and substantially all of our other assets.

The terms of our Senior Notes and Second Lien Notes require us to certify our compliance with a restrictive operating budget and to maintain a minimum cash balance. A failure to comply with these terms may result in an event of default which could result in the acceleration of maturity of our indebtedness and an impairment in our ability to continue as a going concern.

The terms of our Senior Notes and Second Lien Notes require us to deliver a six-month operating budget to the noteholders on a quarterly basis, which budget is reasonably acceptable to Avenue AIV US, L.P., an affiliate of Avenue Capital Management II, L.P. (“Avenue Capital”). Avenue Capital holds 78% of the aggregate principal amount of our Second Lien Notes and 51% of the aggregate principal amount of our Senior Notes. Our operating budget requires us to cut costs and limits the funding that we may provide to specified businesses (the “Named Businesses”), which have already been sold or discontinued as part of our global restructuring initiative.

We must deliver monthly certifications relating to our cash balances to the holders of our Senior Notes and Second Lien Notes. If we are unable to certify that our cash balances have not deviated in a negative manner by more than 10% from budgeted balances, default interest will accrue and, if such condition persists, (i) for two monthly reporting periods, if we have not satisfied our obligations to cease funding to the Named Business within the required timeframes or (ii) three monthly reporting periods, if we have satisfied such obligations, an event of default would occur under our Senior Notes, Second Lien Notes, and, if the maturity of the foregoing indebtedness were to be accelerated, an event of default would occur under our Third Lien Notes. In addition, we must certify that we have maintained a minimum cash balance of $5 million, and any failure to maintain such minimum cash balance will result in an immediate event of default under our Senior Notes, Second lien Notes, and, if the maturity of the foregoing indebtedness were to be accelerated, our Third Lien Notes. Upon an acceleration of our debt following an event of default, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern.

Our restructuring and cost reduction activities expose us to contingent liabilities, accounting charges, and other risks.

We have realized significant operating losses during each reporting period since our inception in 2005 and expect to realize further operating losses in the future. In an effort to reduce our working capital requirements, in the third quarter of 2008, we commenced the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses and our semiconductor business. We have also taken other cost reduction actions described in more detail in Note 1 to our Condensed Consolidated Financial Statements contained in this prospectus. During the nine months ended September 26, 2009, we incurred employee termination costs of $4.9 million, lease abandonment and related facility closure costs of $0.8 million and other restructuring costs of $3.1 million, including costs related to the divestiture and closure of discontinued businesses and contract termination charges.

The completion of our restructuring activities has required and will continue to require significant management time and focus and the incurrence of professional fees and other expenses. The accounting for certain of our restructuring activities is complex, and we identified a material weakness in our internal control over financial reporting as of December 27, 2008 due to our failure to properly account for such transactions and have implemented remediation of these control deficiencies in 2009.

Our restructuring activities and cost reduction efforts are subject to risks including the effect of accounting charges which may be incurred, expenses of employee severance or contract terminations or defaults, or legal claims by employees or creditors. In addition, we may face difficulty in retaining critical employees, customers or suppliers who may believe that a continued relationship with us is of greater risk due to our restructuring activities. If we cannot successfully complete our restructuring efforts, our expenses will continue to exceed our revenue and available funding resources and we will not be able to continue as a going concern and could potentially be forced to seek relief through a filing under the United States Bankruptcy Code.

Our internal controls over financial reporting were determined to have a material weakness as of December 27, 2008.

The Sarbanes-Oxley Act of 2002 and SEC rules require that management report annually on the effectiveness of our internal control over financial reporting. Among other things, management must conduct an assessment of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.

As more fully described in Item 9A of our Annual Report on Form 10-K for the year ended December 27, 2008, our management concluded that our disclosure controls and procedures were not effective as of the end of the period covered by our Annual Report, in particular due to a control deficiency that represents a material weakness in our internal control over financial reporting. A material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness identified by management resulted from a lack of effective controls over the accounting for our global restructuring initiative, including the accounting and tax implications of asset sales, impairments and divestitures, and debt issuances and redemptions. Our failure to properly account for our global restructuring initiative resulted from a lack of a sufficient number of employees with appropriate levels of knowledge, expertise and training in the application of generally accepted accounting principles relevant to these types of transactions. This material weakness is more fully explained in “Part II Item 9A” in our Annual Report on Form 10-K for the fiscal year ended December 27, 2008. We have implemented remediation actions required to successfully remediate the identified material weakness in our internal control over financial reporting, which included supplementing our existing accounting personnel with additional resources with expertise in technical accounting matters.

Any failure to implement effective internal controls could cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock, and may require us to incur additional costs to improve our internal control system.

The failure of our Multimedia segment to sustain and grow its business in the current challenging economic climate may adversely impact our ability to comply with our operating budget and will have an adverse effect on our business.

Revenues of our Multimedia segment business have been impacted by global economic conditions and a decline in handset sales. If the operating performance of our Multimedia segment were to continue to deteriorate, our ability to meet the targeted cash balance levels set forth in the Company’s operating budget, and required to be certified to the holders of our Second Lien Notes and Senior Notes, may be impacted. Given the divestiture and/or discontinuation of operations of our network infrastructure subsidiaries, all of our operating revenues are generated by our Multimedia segment. Current economic conditions make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause U.S. and foreign businesses to slow spending on the products and services offered by our Multimedia segment, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the wireless communications markets. If the economy or markets in which we operate continue to deteriorate, the business, financial condition and results of operations of our Multimedia segment will likely be materially and adversely affected. If our Multimedia segment experiences a significant decline in its revenues or operating margins, this will have a significant adverse effect on our business and our ability to comply with our debt covenants.

Our common stock will be delisted from the NASDAQ Global Market if we do not obtain a favorable ruling from the NASDAQ Listing Qualifications Panel at a hearing relating to our failure to comply with the minimum $1.00 per share bid price rule.

On October 7, 2008, we received a Staff Deficiency Letter from The NASDAQ Stock Market LLC (“NASDAQ”), notifying us that we were not in compliance with NASDAQ’s Marketplace Rule 5450(a)(1), (“the Rule”), because the closing bid price for our common stock had, for the preceding 30 consecutive business days, closed below the minimum $1.00 per share requirement for continued listing. In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), we were provided a period of 180 calendar days to regain compliance. On October 16, 2008, NASDAQ announced that they had suspended the enforcement of the Rule until January 19, 2009, and as a result, the period during which we had to regain compliance was extended to July 10, 2009. On July 15, 2009, NASDAQ announced that they had determined to continue the temporary suspension of the Rule until July 31, 2009, and as a result, the period during which we had to regain compliance was extended to January 21, 2010. On January 22, 2010, we received a Staff Determination letter from the Listing Qualifications Department of NASDAQ indicating that our common stock is subject to delisting from The NASDAQ Global Market because of non-compliance with the Rule, unless we request a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) by the close of business on January 29, 2010.  We have requested a hearing on the matter and such hearing has been scheduled for February 25, 2010.  Our common stock will remain listed on The NASDAQ Global Market pending the Panel’s final decision.  In connection with the hearing, we intend to submit a plan outlining our strategy for regaining compliance with the Rule, which we anticipate may include a reverse stock split.

We have become and may continue to be the target of securities class action suits and derivative suits which could result in substantial costs and divert management attention and resources.

Securities class action suits and derivative suits are often brought against companies following periods of volatility in the market price of their securities. Defending against these suits can result in substantial costs to us and divert the attention of our management.

On September 16, 2008, a putative class action lawsuit, captioned “Sandra Lifschitz, On Behalf of Herself and All Others Similarly Situated, Plaintiff, v. NextWave Wireless Inc., Allen Salmasi, George C. Alex and Frank Cassou, Defendants,” was filed in the U.S. District Court for the Southern District of California against us and certain of our officers. The suit alleges that the defendants made false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder. The suit seeks unspecified damages, interest, costs, attorneys’ fees, and injunctive, equitable or other relief on behalf of a purported class of purchasers of our common stock during the period from March 30, 2007 to August 7, 2008. A second putative class action lawsuit captioned “Benjamin et al. v. NextWave Wireless Inc. et al.” was filed on October 21, 2008 alleging the same claims on behalf of purchasers of our common stock during an extended class period, between November 27, 2006 through August 7, 2008. On February 24, 2009, the Court issued an Order consolidating the two cases and appointing a lead plaintiff pursuant to the Private Securities Litigation Reform Act. On May 15, 2009, the lead plaintiff filed an Amended Complaint, and on June 29, 2009, we filed a Motion to Dismiss that Amended Complaint. The Motion currently is pending with the Court. At this time, the case remains in the initial pleading stages and management is not able to offer any assessment as to the likelihood of prevailing on the merits.

We operate in an extremely competitive environment which could materially adversely affect our ability to win market acceptance of our products and achieve profitability.

We continue to experience intense competition for our products and services. Our competitors range in size from Fortune 500 companies to small, specialized single-product businesses. At present, the primary competitors for our multimedia software products are the internal multimedia design teams at large OEM handset manufacturers such as Nokia, Samsung, LG, Sony Ericsson, Motorola, Apple, RIM, HTC, Palm and others. Many of these companies now offer their own internally developed multimedia services (e.g., Nokia Ovi, SonyEricsson PlayNow) that come bundled with various handset products. While these groups compete against us in the overall market for wireless multimedia, these companies also represent the primary distribution channel for delivering PacketVideo products. This is because PacketVideo’s mobile operator customers ask these manufacturers to install or preload a version of PacketVideo’s software customized for such mobile operator in handsets that they purchase. In addition to the handset manufacturers, a number of companies compete with PacketVideo at various product levels, including Adobe, Microsoft, MobiTV, NXP Software, Real Networks, Sasken, Streamezzo, SurfKitchen, and UIEvolution, offering software products and services that directly or indirectly compete with PacketVideo.

For the connected home set of product solutions, our primary competitors again include internal software design teams at large consumer electronics companies like Sony, Microsoft, Cisco, Linksys, Samsung and Panasonic. In addition, we face competition from a number of other companies such as Apple, Macrovision, Microsoft, Monsoon Networks, the Orb, and Real Networks. Our ability to generate adequate revenues to meet our operating budget will depend, in part, upon our ability to effectively compete with these competitors.

Our Multimedia business is dependent on a limited number of customers.

Our Multimedia segment generates all of our revenues from continuing operations and is dependent on a limited number of customers. For the nine months ended September 26, 2009, sales to three Multimedia customers: Verizon Wireless, NTT DOCOMO and Google accounted for 37%, 20% and 14%, respectively, of our consolidated revenues from continuing operations. If any of these customers terminate their relationships with us, our revenues and results of operations could be materially adversely affected.

Our customer agreements do not contain minimum purchase requirements and can be cancelled on terms that are not beneficial to us.

Our customer agreements with wireless service providers and mobile phone and device manufacturers are not exclusive and many contain no minimum purchase requirements or flexible pricing terms. Accordingly, our customers may effectively terminate these agreements by no longer purchasing our products or reducing the economic benefits of those arrangements. In many circumstances, we have indemnified these customers from certain claims that our products and technologies infringe third-party intellectual property rights. Our customer agreements have a limited term of one to five years, in some cases with evergreen, or automatic renewal, provisions upon expiration of the initial term. These agreements set out the terms of our distribution relationships with the customers but generally do not obligate the customers to market or distribute any of our products or applications. In addition, in some cases customers can terminate these agreements early or at any time, without cause.

Defects or errors in our products and services or in products made by our suppliers could harm our relations with our customers and expose us to liability. Similar problems related to the products of our customers or licensees could harm our business.

Our products and technologies are inherently complex and may contain defects and errors that are detected only when the products are in use. Further, because our products and technologies serve as critical functions in our customers’ products, such defects or errors could have a serious impact on our customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects in our products and technologies or those used by our customers or licensees, equipment failures or other difficulties could adversely affect our ability and that of our customers and licensees to ship products on a timely basis as well as customer or licensee demand for our products. Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers or licensees may also experience component or software failures or defects which could require significant product recalls, reworks and/or repairs which are not covered by warranty reserves and which could consume a substantial portion of the capacity of our third-party manufacturers or those of our customers or licensees. Resolving any defect or failure related issues could consume financial and/or engineering resources that could affect future product release schedules. Additionally, a defect or failure in our products and technologies or the products of our customers or licensees could harm our reputation and/or adversely affect the growth of our business.

PacketVideo believes it has quality embedded software and has spent a decade improving upon its processes and performance. While we are not immune to product issues, developing for existing platforms that are constantly being upgraded and new platforms that have not fully been tested in the commercial market require much experience. Some of our technology may launch with a platform that does not do well in the market and some of our technology may launch on popular platforms that may have been modified due to aggressive timelines upon which PacketVideo has very little influence over. It is the nature of our business to continuously try to improve upon our deliverables.

With regards to the connected home products, the market is new, the products are not standardized and PacketVideo has no control over the design of the products with which it must connect. Moreover, PacketVideo must work with each individual consumer electronics manufacturer to ensure seamless connectivity and given the size of the consumer electronics device market, a large number of resources is constantly required.

We may be unable to protect our own intellectual property and could become subject to claims of infringement, which could adversely affect the value of our products and technologies and harm our reputation.

As a technology company, we expect to incur expenditures to create and protect our intellectual property and, possibly, to assert infringement by others of our intellectual property. Other companies or entities also may commence actions or respond to an infringement action that we initiate by seeking to establish the invalidity or unenforceability of one or more of our patents or to dispute the patentability of one or more of our pending patent applications. In the event that one or more of our patents or applications are challenged, a court may invalidate the patent, determine that the patent is not enforceable or deny issuance of the application, which could harm our competitive position. If any of our patent claims are invalidated or deemed unenforceable, or if the scope of the claims in any of these patents is limited by court decision, we could be prevented from licensing such patent claims. Even if such a patent challenge is not successful, it could be expensive and time consuming to address, divert management attention from our business and harm our reputation. Effective intellectual property protection may be unavailable or limited in certain foreign jurisdictions.

We also expect to incur expenditures to defend against claims by other persons asserting that the technology that is used and sold by us infringes upon the right of such other persons. From time to time, we have received, and expect to continue to receive, notices from our competitors and others claiming that their proprietary technology is essential to our products and seeking the payment of a license fee. Any claims, with or without merit, could be time consuming to address, result in costly litigation and/or the payment of license fees, divert the efforts of our technical and management personnel or cause product release or shipment delays, any of which could have a material adverse effect upon our ability to commercially launch our products and technologies and on our ability to achieve profitability. If any of our products were found to infringe on another company’s intellectual property rights or if we were found to have misappropriated technology, we could be required to redesign our products or license such rights and/or pay damages or other compensation to such other company. If we were unable to redesign our products or license such intellectual property rights used in our products, we could be prohibited from making and selling such products. In any potential dispute involving other companies’ patents or other intellectual property, our customers and partners could also become the targets of litigation. Any such litigation could severely disrupt the business of our customers and partners, which in turn could hurt our relations with them and cause our revenues to decrease.

We are subject to risks associated with our international operations.

We operate or hold spectrum licenses through various subsidiaries and joint ventures in Argentina, Austria, Canada, Chile, Croatia, Germany, Norway, Slovakia and Switzerland and have additional operations located in Finland, France, Germany, India, Japan, South Korea and Switzerland.

Our activities outside the United States operate in different competitive and regulatory environments than we face in the United States, with many of our competitors having a dominant incumbent market position and/or greater operating experience in the specific geographic market. In addition, in some international markets, foreign governmental authorities may own or control the incumbent telecommunications companies operating under their jurisdiction. Established relationships between government-owned or government-controlled telecommunications companies and their traditional local telecommunications providers often limit access of third parties to these markets.

In addition, owning and operating wireless spectrum licenses in overseas jurisdictions may be subject to a changing regulatory environment. In particular, our ownership of wireless broadband spectrum in Argentina remains subject to obtaining governmental approval. Additionally, we have initiated insolvency proceedings for our WiMAX Telecom GmbH business in Austria and the retention by WiMAX Telecom GmbH of its wireless broadband spectrum licenses in Austria may be compromised due to such proceedings. We cannot assure you that changes in foreign regulatory guidelines for the issuance or use of wireless licenses, foreign ownership of spectrum licenses, the adoption of wireless standards or the enforcement and licensing of intellectual property rights will not adversely impact our operating results. Due to these competitive and regulatory challenges, our activities outside the United States may require a disproportionate amount of our management and financial resources, which could disrupt our operations and adversely affect our business.

We are dependent on a small number of individuals, and if we lose key personnel upon whom we are dependent, our business will be adversely affected.

Our future success depends largely upon the continued service of our board members, executive officers and other key management and technical personnel, particularly James Brailean, our Chief Executive Officer, Chief Operating Officer and President.

Our key employees represent a significant asset, and the competition for these employees is intense in the wireless communications industry. Due to our history of operating losses and our business restructuring efforts which has resulted, and will continue to result, in the divestiture or discontinuation of operations of some of our subsidiaries, we may have particular difficulty attracting and retaining key personnel given the significant use of incentive compensation by well-established competitors. We do not maintain key person life insurance on any of our personnel. We also have no covenants against competition or nonsolicitation agreements with certain of our key employees. The loss of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could negatively impact our ability to design, develop and commercialize our products and technology.

Risks Relating to Government Regulation

If we do not comply with build-out requirements relating to our domestic and international spectrum licenses, such licenses could be subject to forfeiture.

Certain “build-out” or “substantial service” requirements apply to our licensed wireless spectrum, which generally must be satisfied as a condition of license renewal. In particular, the renewal deadline and the substantial service build-out deadline for our domestic WCS spectrum is July 21, 2010; for our domestic BRS and EBS spectrum, the substantial service build-out deadline is May 1, 2011; and for our domestic AWS spectrum, the substantial service build-out deadline is December 18, 2021. Failure to make the substantial service demonstration domestically, without seeking and obtaining an extension from the FCC, would result in license forfeiture. Extensions of time to meet substantial service demonstrations are not routinely granted by the FCC. We plan to seek and enter into third party arrangements pursuant to which in exchange for access to certain of our spectrum, such parties would commit the financial resources necessary to meet our build-out requirements. We have obtained third party arrangements with respect to our domestic WCS spectrum, but at this time there can be no assurance that such party will be able to complete its contractual requirements.  Accordingly, we will seek to identify additional capital resources to enable us to perform such build out obligations in the event such party is not able to perform. Our reliance on a third party to meet our substantial service requirements may subject us to risks of non-renewal in the event that such party does not perform its obligations and if we are unable to fund such obligations. There can be no assurance at this time that we will identify satisfactory third party arrangements with respect to our domestic BRS and EBS spectrum.

We also have certain build-out requirements internationally, and failure to make those service demonstrations could also result in license forfeiture. For example, in Canada, our 2.3 GHz licenses are subject to mid-term in-use demonstration requirements in November of 2012 and in April of 2013.

We may not have complete control over our transition of BRS and EBS spectrum, which could impact compliance with FCC Rules.

The FCC’s rules require transition of BRS and EBS spectrum to the new band plan on a Basic Trading Area (“BTA”) basis. See “Government Regulation-BRS-EBS License Conditions.” All of our EBS and BRS spectrum has been transitioned to the new band plan except for our BRS spectrum in Albuquerque, New Mexico. Sprint filed an initiation plan on February 12, 2008 to transition the Albuquerque BTA. We do not hold all of the BRS and EBS spectrum in Albuquerque BTA. Consequently, we will need to coordinate with other BRS and EBS licensees in order to transition spectrum we hold or lease. Disagreements with other BRS or EBS licensees about how the spectrum should be transitioned may delay our efforts to transition spectrum, could result in increased costs to transition the spectrum, and could impact our efforts to comply with applicable FCC Rules. The FCC Rules permit us to self-transition to the reconfigured band plan if other spectrum holders in our BTAs do not timely transition their spectrum.

Our use of EBS spectrum is subject to privately negotiated lease agreements. Changes in FCC Rules governing such lease agreements, contractual disputes with EBS licensees, or failures by EBS licensees to comply with FCC Rules could impact our use of the spectrum.

With few exceptions, commercial enterprises are restricted from holding licenses for EBS spectrum. Eligibility for EBS spectrum is limited to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students (e.g., school districts), and nonprofit organizations whose purposes are educational. Access to EBS spectrum can only be gained by commercial enterprises through privately-negotiated EBS lease agreements. FCC regulation of EBS leases, private interpretation of EBS lease terms, private contractual disputes, and failure of an EBS licensee to comply with FCC regulations all could impact our use of EBS spectrum and the value of our leased EBS spectrum. The FCC Rules permit EBS licensees to enter into lease agreements with a maximum term of 30 years; lease agreements with terms longer than 15 years must contain a right of review” by the EBS licensee every five years beginning in year 15. The right of review must afford the EBS licensee with an opportunity to review its educational use requirements in light of changes in educational needs, technology, and other relevant factors and to obtain access to such additional services, capacity, support, and/or equipment as the parties shall agree upon in the spectrum leasing arrangement to advance the EBS licensee’s educational mission. A spectrum leasing arrangement may include any mutually agreeable terms designed to accommodate changes in the EBS licensee’s educational use requirements and the commercial lessee’s wireless broadband operations. In addition, the terms of EBS lease agreements are subject to contract interpretation and disputes could arise with EBS licensees. There can be no assurance that EBS leases will continue for the full lease term, or be extended beyond the current term, or be renewed or extended on terms that are satisfactory to us. Similarly, since we are not eligible to hold EBS licenses, we must rely on EBS licensees with whom we contract to comply with FCC Rules. The failure of an EBS licensee from whom we lease spectrum to comply with the terms of their FCC authorization or FCC Rules could result in termination, forfeiture or non-renewal of their authorization, which would negatively impact the amount of spectrum available for our use.

We have no guarantee that the licenses we hold or lease will be renewed.

The FCC generally grants wireless licenses for terms of ten or 15 years, which are subject to renewal and revocation. FCC Rules require all wireless licensees to comply with applicable FCC Rules and policies and the Communications Act of 1934, as amended (the “Communications Act”), in order to retain their licenses. For example, licensees must meet certain construction requirements, including making substantial service demonstrations, in order to retain and renew FCC licenses. Failure to comply with FCC requirements with respect to any license could result in revocation or non-renewal of a license. In general, most wireless licensees who meet their construction and/or substantial service requirements are afforded a renewal expectancy, however, all FCC license renewals can be challenged in various ways, regardless of whether such challenges have any legal merit. Under FCC Rules, licenses continue in effect during the pendency of timely filed renewal applications. Challenges to license renewals, while uncommon, may impact the timing of renewal grants and may impose legal costs. Accordingly, there is no guarantee that licenses we hold or lease will remain in full force and effect or be renewed.

We hold 30 licenses issued by the FCC for WCS spectrum. Renewal applications for all 2.3 GHz WCS licenses, including those issued to us, were due to be filed with the FCC on July 21, 2007. We filed our WCS renewal applications on April 23, 2007. Under FCC Rules, licenses continue in effect during the pendency of timely file renewal applications. At least three parties about which we are aware made filings purporting to be “competing applications” in response to the renewal applications we, AT&T, and perhaps others filed. The basis on which the third-party filings were made was the alleged failure of WCS licensees to deploy service on WCS spectrum and satisfy substantial service requirements by July 21, 2007. However, on December 1, 2006, the FCC issued a waiver order extending the substantial service deadline for WCS licensees to July 21, 2010. The FCC’s rules contain no procedures for processing “competing applications” filed for WCS spectrum and the FCC has not accepted them for filing. We have no knowledge of the status of these filings and cannot predict how the FCC may address them or how these filings may impact our renewal applications.

Interference could negatively impact our use of wireless spectrum we hold, lease or use.

Under applicable FCC and equivalent international rules, users of wireless spectrum must comply with technical rules that are intended to eliminate or diminish harmful radiofrequency interference between wireless users. Licensed spectrum is generally entitled to interference protection, subject to technical rules applicable to the radio service, while unlicensed spectrum has no interference protection rights and must accept interference caused by other users.

Wireless devices utilizing WCS, BRS and EBS spectrum may be susceptible to interference from Satellite Digital Audio Radio Services (“SDARS”).

        Since 1997, the FCC has considered a proposal to permanently authorize terrestrial repeaters for SDARS operations adjacent to the C and D blocks of the WCS band. The FCC has permitted a large number of these SDARS terrestrial repeaters to operate on a special temporary authorization since 2001. Permanently authorizing SDARS repeaters adjacent to the WCS band could cause interference to WCS, BRS and EBS receivers. The extent of the interference from SDARS repeaters is unclear and is subject to the FCC’s final resolution of pending proceedings. Because WCS C and D block licenses are adjacent to the SDARS spectrum, the potential for interference to this spectrum is of greatest concern. There is a lesser magnitude concern regarding interference from SDARS to WCS A and B block licenses, and BRS and EBS licenses. Central to the FCC’s evaluation of this proposal has been the technical specifications for the operation of such repeaters. SDARS licensees are seeking rule changes that would both unfavorably alter WCS technical operating requirements and permit all existing SDARS repeaters to continue to operate at their current operating parameters. Through their representative association, the WCS Coalition, the majority of affected WCS licensees, including NextWave, also have proposed technical rules for SDARS terrestrial repeaters and WCS operations to the FCC. Final technical rules will determine the potential interference conditions and requirements for mitigation. If SDARS repeaters result in interference to our WCS, BRS or EBS spectrum, our ability to realize value from this spectrum may be impaired.

Increasing regulation of the tower industry may make it difficult to deploy new towers and antenna facilities which could adversely affect the value of certain of our wireless spectrum assets.

The FCC, together with the Federal Aviation Administration (“FAA”), regulates tower marking and lighting. In addition, tower construction and deployment of antenna facilities is impacted by federal, state and local statutes addressing zoning, environmental protection and historic preservation.

The FCC adopted significant changes to its rules governing historic preservation review of new tower projects, which makes it more difficult and expensive to deploy towers and antenna facilities. The FCC also is considering changes to its rules regarding when routine environmental evaluations will be required to determine compliance of antenna facilities with its radiofrequency radiation exposure limits. If adopted, these regulations could make it more difficult to deploy facilities. In addition, the FAA has proposed modifications to its rules that would impose certain notification requirements upon entities seeking to (i) construct or modify any tower or transmitting structure located within certain proximity parameters of any airport or heliport, and/or (ii) construct or modify transmission facilities using the 2500-2700 MHz radiofrequency band, which encompasses virtually all of the BRS/EBS frequency band. If adopted, these requirements could impose new administrative burdens upon use of BRS/EBS spectrum.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This registration statement and other reports, documents and materials we will file with the Securities and Exchange Commission (the “SEC”) contain, or will contain, disclosures that are forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as “may,” “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other words of similar meaning in connection with any discussion of the timing and value of future results or future performance. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks, uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical results or those anticipated. These risks include, but are not limited to:

•
our disclosure controls and procedures were determined not be effective as of December 27, 2008, in particular due to a material weakness in our internal control over financial reporting and if we cannot successfully remediate such material weakness, there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected;

•	our restructuring and cost reduction activities expose us to contingent liabilities, accounting charges, and other risks;

•
we have substantial debt maturities in 2010 and 2011 and our ability to retire our debt on or prior to its maturity dates will require us to successfully sell a substantial portion of our domestic and international spectrum assets. If we are unable to retire our debt through asset sales, we may not be able to renegotiate or refinance our debt at maturity;

•	we are highly leveraged and our operating flexibility will be significantly reduced by our debt covenants;

•
the terms of our Senior Notes and Second Lien Notes require us to certify our compliance with a restrictive operating budget and any failure to comply with these terms will have adverse economic consequences;

•
the failure of our Multimedia segment to sustain and grow its business in the current challenging economic climate may adversely impact our ability to comply with our operating budget and will have an adverse effect on our business;

•
our common stock will be delisted from the NASDAQ Global Market if we do not obtain a favorable ruling from the NASDAQ Listing Qualifications Panel at a hearing relating to our failure to comply with the minimum $1.00 per share bid price rule;

•	changes in government regulations or continued adverse global economic conditions could affect the value of our wireless spectrum assets; and

•	we are subject to the other risks described under “Risk Factors” and elsewhere in the information contained or incorporated into this registration statement.

There may also be other factors that cause our actual results to differ materially from the forward looking statements.

Because of these factors, we caution you that you should not place any undue reliance on any of our forward-looking statements. These forward-looking statements speak only as of the date of this registration statement and you should understand that those statements are not guarantees of future performance or results. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to certain selling stockholders in connection with our Second Lien Notes.  We will not receive any proceeds from the resale of our common stock under this offering.

We may receive nominal proceeds from the issuance of shares of common stock upon exercise of warrants if any of the warrants are exercised for cash. We intend to use any proceeds that we may receive from the issuance of shares of our common stock upon exercise of warrants to meet our working capital needs and for general corporate purposes.

DIVIDEND POLICY

We have never paid a dividend on our common stock and do not anticipate paying one in the foreseeable future. Pursuant to the terms of the Purchase Agreements governing our Senior Notes, Second Lien Notes and Third Lien Notes, we are restricted from paying dividends and making distributions to holders of our capital stock. In the event we are permitted to pay a dividend on our common stock, the payment of any future dividends will be at the discretion of our Board and will depend upon, among other things, our financial condition and capital needs, legal or contractual restrictions on the payment of dividends and other factors deemed pertinent by our Board.

For additional information on payment of and restrictions on dividends, please also refer to our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents held by our continuing operations and capitalization as of September 26, 2009, on an actual basis. This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

(in thousands, except par value data)	At September 26, 2009
Cash and cash equivalents	$22,234
Long-term obligations, net of current portion	$507,118
Stockholders’ deficit:
Preferred stock, $0.001 par value; 25,000 shares authorized; 355 shares designated as Series A Senior Convertible Preferred Stock; no other shares issued or outstanding	—
Common stock, $0.001 par value; 400,000 shares authorized; 106,169 shares issued and outstanding	106
Additional paid-in-capital	879,397
Accumulated other comprehensive income	9,515
Accumulated deficit	(1,138,645)
Stockholders’ deficit attributable to NextWave	(249,627)
Noncontrolling interest in subsidiary	14,799
Total stockholders’ deficit	(234,828)
Total capitalization	$272,290

SELLING STOCKHOLDERS

 The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

 The following table sets forth, as of the date of this prospectus, the names of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus.

On October 9, 2008, we issued to the purchasers of our Second Lien Notes (the “Second Lien Purchasers”) warrants to purchase an aggregate of 40 million shares of Common Stock pursuant to a warrant agreement among the Company and the purchasers of our Second Lien Notes. The Company issued warrants to purchase an aggregate of 30 million shares of common stock to Avenue Capital and warrants to purchase an aggregate of 10 million shares of common stock to Sola Ltd. Robert Symington, a senior portfolio manager with Avenue Capital, is a member of our Board of Directors.  The warrants have an exercise price of $0.01 per share of common stock (subject to certain adjustments as set forth in the warrant agreements entered into in connection with the issuance of such warrants) and are exercisable at any time from the date of issuance until 5:00 P.M. eastern time, on October 9, 2011. On April 8, 2009, we issued warrants to purchase an aggregate of 10 million shares of our common stock to the purchasers of the Second Lien Notes pursuant to the terms of the purchase agreements for our Second Lien Notes in connection with the Company’s failure to meet certain asset sale targets on or prior to March 31, 2009. Of the warrants issued, warrants to purchase 7.5 million shares of our common stock were issued to Avenue AIV US, L.P. and warrants to purchase an aggregate of 2.5 million shares of our common stock to Sola Ltd. Such warrants have an exercise price of $0.01 per share of common stock (subject to certain adjustments as set forth in the warrant agreements entered into in connection with the issuance of such warrants) and are exercisable at any time from the date of issuance until 11:59 P.M. eastern time, on April 6, 2012. Additionally, on July 2, 2009, we issued warrants to purchase an aggregate of 7.5 million shares of our common stock at an exercise price of $0.01 per share (subject to certain adjustments as set forth in the warrant agreements entered into in connection with the issuance of such warrants) to Avenue AIV US, L.P., the purchaser of the Incremental Notes.  Such warrants are exercisable at any time from the date of issuance until 11:59 P.M. eastern time, on June 29, 2012.  Neither Mr. Symington nor Avenue Capital or its affiliates received any compensation in connection with any of the financing transactions described above.  The shares of common stock offered by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling stockholders represented to us that they were accredited investors and were acquiring our warrants exercisable for our common stock for investment and had no present intention of distributing the common stock.

On December 16, 2009, Avenue AIV US, L.P. exercised warrants to purchase an aggregate of 45 million shares of our common stock at an exercise price of $0.01 per share of common stock, through a cashless exercise.  Following the cashless exercise of the warrants, Avenue AIV US, L.P. held 44,147,590 shares of common stock.

We have agreed to file a registration statement covering the common stock received by the selling stockholders. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-1 with respect to the resale of the common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering		Number of Shares of Common Stock Issued or Issuable Upon the Exercise of Warrants (1)	Total Number of Securities Owned Prior to the Offering	Total Number of Securities Owned Being Registered	Number of Shares of Common Stock Owned After the Offering		Percentage of Common Stock Owned After the Offering (2)
Avenue AIV US, L.P. (3)	18,106,900	(3)	44,147,590	62,254,490	20,347,826	41,906,664	(3)	26.7%
Sola Ltd.	11,429,801	(4)	12,500,000	23,929,801	5,652,174	18,277,627		11.6%	(5)

(1) Unless otherwise indicated, the warrants represented are exercisable at $0.01 per share of our common stock.

(2) Unless otherwise indicated, assumes that each selling stockholder will resell all of the shares of our common stock offered hereunder. Applicable percentage of ownership is based on 157,091,190 shares of our common stock outstanding as of February 3, 2010.

(3) Includes 709,498 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds.  This number also includes 1,753,552 shares of common stock held by Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”) and 136,432 shares of common stock held by Avenue Investments, L.P. (“Avenue Investments”), and shares of common stock underlying (i) Third Lien Subordinated Secured Convertible Notes (the “Third Lien Notes”) in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International Master, L.P. (“Avenue International”) and Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global” and together with Avenue Spec IV, Avenue Investments, Avenue International, Avenue AIV and together with Avenue Special Situations Fund V, L.P. (“Avenue Spec V”), the “Funds”) on October 9, 2008, together with Payment in Kind (“PIK”) interest payable over the term of the Third Lien Notes of $36,626,008, convertible into 3,314,571 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(4) Includes 6,250,000 shares held as common stock and 5,179,801 shares issuable upon conversion of Third Lien Notes.

(5) The convertible securities held by Sola Ltd. provide that in no event will any holder of such securities be entitled to receive common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner of more than 9.9% of the shares of our common stock outstanding at such time.

PLAN OF DISTRIBUTION

The selling stockholders (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on The NASDAQ Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In no event shall any broker-dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incidental to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act (“Rule 144”) may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus continuously effective for a period ending on the earlier of (i) the second anniversary of the time and date as of which the SEC declares this registration statement effective or as of which this registration statement otherwise becomes effective, (ii) a shelf registration statement registering the shares under the Securities Act has been declared or becomes effective and such shares have been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective registration statement, (iii) such shares are sold pursuant to Rule 144 under circumstances in which any legend borne by such shares relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed by the Company, (iv) such shares are eligible to be sold pursuant to paragraph (d)(1) of Rule 144 (or any successor provision) or (v) such shares shall cease to be outstanding. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF CAPITAL STOCK

General

As of February 3, 2010, we have 157,091,190 shares of our common stock outstanding held by approximately 1,102 holders of record. Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value $0.001 per share. The outstanding shares of our common stock are fully paid and non-assessable. As of February 3, 2010 there are 43,955,751 shares reserved for future issuance, of which 33,385,373 will be reserved for issuance upon the exercise of granted and outstanding options and warrants and 10,570,378 will be available for future option grants.

A description of our common stock appears below.

Common Stock

Dividend Rights. Holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion or Redemption Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.

Anti-Takeover Effects of Delaware Law and the Certificate of Incorporation and Bylaws of NextWave Wireless Inc.

The provisions of Delaware law, as well as our certificate of incorporation and bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of our company.

Delaware Law

Effective upon the listing of our common stock on The NASDAQ Global Market, our company became subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”) regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless: the transaction is approved by the board of directors before the date the interested stockholder attained that status; upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following: any merger or consolidation involving the corporation and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that:

•	our directors serve staggered, three-year terms and accordingly, pursuant to Delaware law, can only be removed with cause;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•
our board of directors will be expressly authorized to make, alter or repeal our bylaws, and our stockholders will be able to make, alter or repeal our bylaws by a vote of 66-2/3% of the issued and outstanding voting shares;

•	any vacancies on the board of directors would be filled by a majority vote of the board;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•
we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

NASDAQ Global Market Listing

Our common stock is listed on The NASDAQ Global Market under the ticker symbol “WAVE.” On January 22, 2010, we received a Staff Determination letter from the Listing Qualifications Department of NASDAQ indicating that our common stock is subject to delisting from The NASDAQ Global Market because of non-compliance with NASDAQ Marketplace Rule 5450(a)(1) relating to the minimum $1.00 per share requirement for continued listing, unless we request a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) by the close of business on January 29, 2010. We have requested a hearing on the matter and such hearing has been scheduled for February 25, 2010. Our common stock will remain listed on The NASDAQ Global Market pending the Panel’s final decision. In connection with the hearing, we intend to submit a plan outlining our strategy for regaining compliance with the Rule, which we anticipate may include a reverse stock split.  See “Risk Factors – Risk Relating to Our Business.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Ltd.

INFORMATION WITH RESPECT TO THE REGISTRANT

Business

In this registration statement, the words “NextWave”, the “Company”, ”we”, “our”, “ours”, and “us” refer to NextWave Wireless Inc. and, except as otherwise specified herein, to our subsidiaries. Our fiscal year ended on December 27, 2008.

NextWave Wireless Inc. is a holding company for mobile multimedia businesses and a significant wireless spectrum portfolio. As a result of our global restructuring initiative described below, our continued operations have been focused on two key segments: Multimedia, consisting of the operations of our subsidiary PacketVideo Corporation and Strategic Initiatives, focused on the management of our wireless spectrum interests.

PV develops, produces, and markets advanced mobile multimedia and consumer electronic connectivity product solutions including embedded software for mobile handsets, client-server platforms for mobile media applications such as music and video and software for sharing media in the connected home. At present, PV’s customers include many of the largest mobile handset and wireless service providers in the world including Cisco, Linksys, Motorola, Nokia, DOCOMO, Rogers Wireless, Orange, Panasonic, Samsung, Sharp, Sony Ericsson, TeliaSonera, Verizon Wireless and Vodafone India. As wireless service providers continue to upgrade their data services and introduce new platforms such as AndroidTM and iPhone TM, we believe that multimedia applications such as live TV, video-on-demand, and mobile music will remain key driving forces behind global adoption of next-generation wireless technologies and end-user devices. In addition, we believe that consumer electronics and wireless handsets are converging around the concept of a connected home in which media can be shared and enjoyed by consumers on multiple screens, including the television, the PC and the mobile handset. As a result, many telecom operators seek to develop common services across their wireline and wireless businesses. Our business is focused on developing the technologies and products that enable both operators and device manufacturers to deliver these types of advanced mobile multimedia services to customers. In July 2009, a subsidiary of DOCOMO purchased a 35% interest in our PacketVideo subsidiary. Pursuant to the definitive agreements, DOCOMO was granted certain rights in the event of future transfers of PacketVideo stock or assets, preemptive rights in the event of certain issuances of PacketVideo stock, and a call option exercisable under certain conditions to purchase the remaining shares of PacketVideo at an appraised value. In addition, DOCOMO will have certain governance and consent rights applicable to the operations of PacketVideo. DOCOMO has expressed its intent to exercise its call option and the parties are currently in preliminary discussions concerning such exercise.

Our total wireless spectrum holdings currently consist of approximately ten billion MHz POPs consisting of approximately 220.4 million POPs in the U.S. and 145 million international POPs, including licenses for many large metropolitan areas in the United States, as well as significant holdings in Canada and nationwide licenses in Austria, Croatia, Germany, Norway, Slovakia and Switzerland. We have engaged Deutsche Bank and UBS Investment Bank to market our United States wireless spectrum holdings, and Canaccord Adams to market our Canadian wireless spectrum holdings. As part of these efforts, during the nine months ended September 26, 2009 and during our fiscal year 2008 we sold a portion of our AWS spectrum in the United States for net proceeds, after deducting direct and incremental selling costs, of $26.7 million and $145.5 million, and recognized gains on these sales totaling $2.3 million and $70.3 million, respectively. We will seek to sell our wireless spectrum holdings over time to repay our significant secured indebtedness, the aggregate principal amount of which was approximately $813.7 million as of September 26, 2009. Our ability to implement this strategy is subject to significant risks, as described in this registration statement under the heading “Risk Factors.”

In 2008, we initiated significant financing and restructuring activities. On October 9, 2008, NextWave Wireless LLC, our wholly-owned subsidiary, issued Second Lien Notes in the aggregate principal amount of $105.3 million, and received net proceeds of approximately $87.5 million to be used solely to fund our ordinary course business operations. Concurrently, we issued Third Lien Notes in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any cash proceeds from the issuance of the Third Lien Notes.

Pursuant to our global restructuring initiative and the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, we have completed the following:

•	We have terminated 620 employees worldwide and vacated seven leased facilities.

•
In October 2009, the Board of Directors of WiMAX Telecom GmbH, the holding company for NextWave’s discontinued WiMAX Telecom business in Austria and Croatia, filed an insolvency proceeding in Austria in accordance with local law to permit the orderly wind-down of such entity. The court in Austria has entered an order appointing an administrator to manage the insolvency of WiMAX Telecom GmbH. As a result of the appointment of the administrator, NextWave no longer controls WiMAX Telecom GmbH and its subsidiaries and will not receive any proceeds from the assets of the WiMAX entities. NextWave has obtained a waiver of events of default resulting from the insolvency filing under its Senior Notes, Second Lien Notes and Third Lien Notes, including a rescission of the acceleration of maturity triggered as a result of such filing.

•	We sold a controlling interest in our IPWireless subsidiary in December 2008 and sold the remaining noncontrolling interest in November 2009.

•
We shut down the operations of our other network infrastructure businesses, which comprise our Networks segment, including the operations of our GO Networks and Cygnus subsidiaries and our Global Services and NextWave Network Support strategic business units.

•
We initiated bankruptcy liquidation proceedings for three of our network infrastructure subsidiaries in Israel, Denmark and Canada, which proceedings are intended to provide an orderly process for the discontinuance of operations and to advance our divestiture and cost reduction strategy.

•
In the first quarter of 2009, we shut down our semiconductor business and terminated 220 employees and, subsequently, in the third quarter of 2009, we sold certain of our owned semiconductor business patents and patent applications to a third party.

•
We have downsized our corporate overhead functions to match the anticipated reduction in overall global support requirements, including our information technology, legal, finance, human resources and corporate branding and marketing functions.

•	We have integrated certain corporate administration functions into our PacketVideo operations in San Diego, California.

•	We have continued to pursue wireless spectrum license sales, the net proceeds of which will be used to reduce our outstanding indebtedness thereby reducing the interest costs payable in future years.

•	We are actively pursuing the sale or wind-down of various remaining portions of our WiMax Telecom business.

Several factors led to our decision to implement our global restructuring initiative, including adverse worldwide economic conditions, which we believe have adversely affected manufacturers of telecommunications equipment and technology and caused our discontinued Networks segment to experience lower than projected contract bookings and revenues. We believe these conditions have also led to a delay in global WiMAX network deployments, which have adversely impacted the timing and volume of projected commercial sales of WiMAX products of our discontinued semiconductor business.

To further enhance our operational flexibility, on April 1, 2009, we obtained a waiver from the holders of our Senior Notes, Second Lien Notes, and Third Lien Notes that adjusts our minimum cash balance requirement from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a pari passu basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%.  Additionally, on July 2, 2009, we entered into agreements pursuant to which NextWave LLC issued Incremental Notes in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to the existing Second Lien Notes.  The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million.  After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.  We issued the Incremental Notes as an alternative to the working capital financing contemplated by the commitment letter we previously entered into with Navation, Inc., an entity controlled by Allen Salmasi, our Chairman.

Our Senior Notes require payments of approximately $164.1 million in principal plus accrued interest in July 2010 and our Second Lien Notes require payment of approximately $135.7 million in principal plus accrued interest in December 2010. Our cash reserves and cash generated from operations are not sufficient to meet these payment obligations. We must consummate sales of our wireless spectrum assets yielding proceeds that are sufficient to retire this indebtedness or renegotiate the maturity of our secured notes and/or seek to refinance such indebtedness. Currently, we are in discussion with certain holders of our secured notes regarding the extension of the maturity of such notes. There can be no assurance that we will be able to extend the maturity of our secured notes or that asset sales or any additional financing will be achievable on acceptable terms. If we are unable to renegotiate or pay our debt at maturity, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern and could require us to file for bankruptcy protection in the U.S.  Our financial statements do not include any adjustments related to the recovery of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

We believe that the completion of the asset divestiture and cost reduction actions, our current cash and cash equivalents, projected revenues and cash flows from our Multimedia segment and payment of intercompany indebtedness related to our Multimedia segment, our ability to pay payment-in-kind interest as allowed under the current agreement, in lieu of cash interest, to the holders of 68% of the aggregate remaining outstanding principal balance of our Senior Notes and our third party arrangements with respect to our domestic WCS spectrum build-out requirements will allow us to meet our estimated operational cash requirements, other than the pending maturity of our Senior Notes as discussed above, at least through September 2010. Should we be unable to achieve the revenues and/or cash flows through September 2010 as contemplated in our operating plan, if there is a failure by our counterparty to perform its contractual obligations in respect of the WCS spectrum build-out, or if we were to incur significant unanticipated expenditures, including in respect of our performance of the WCS build-out, we will seek to identify additional capital resources including through use of our remaining $10 million incremental second lien notes debt basket and will implement certain additional actions to reduce our working capital requirements including staffing reductions, the deferral of capital expenditures associated with the build-out requirements of our international wireless spectrum licenses and further reductions in foreign operations.

Multimedia Segment

PacketVideo was founded in 1998 and supplies multimedia software and services to many of the world’s largest network operators and wireless handset manufacturers. These companies in turn use PacketVideo’s platform to offer music and video services on mobile handsets, generally under their own brands. To date, over 250 million PacketVideo-powered handsets have been shipped worldwide. PacketVideo has been contracted by some of the world’s largest carriers, such as Orange, DOCOMO, Rogers Wireless, TeliaSonera, TELUS Mobility and Verizon Wireless to design and implement the embedded multimedia software capabilities contained in their handsets. PacketVideo’s software is compatible with virtually all network technologies including CDMA, GSM, WiMAX, LTE and WCDMA.

As mobile platforms evolve, PacketVideo continues to provide one of the leading multimedia solutions. PacketVideo is one of the original founding members of the OHA, led by Google. PacketVideo’s OpenCORE platform serves as the multimedia software subsystem for the OHA’s mobile device Android TM platform. In a similar vein, PacketVideo has been recognized for its support of the LiMO Foundation™ and their platform initiatives. We believe that by supporting the efforts of the OHA and LiMO Foundation™, PacketVideo is well positioned to market its full suite of enhanced software applications to Android TM and LiMO application developers.

In addition, since 2006 PacketVideo has offered software products for use on PCs, consumer electronics and other devices in the home. We believe that media consumption in the home and media consumption on mobile handsets is converging. PacketVideo’s TwonkyMedia™ product line is designed to capitalize on this trend. PacketVideo has invested in the development and acquisition of a wide range of technologies and capabilities to provide its customers with software solutions to enable home/office digital media convergence using communication protocols standardized by the Digital Living Network Alliance™. The TwonkyMedia™ suite of products that provide for content search, discovery, organization and content delivery/sharing amongst consumer electronics products connected to an Internet Protocol-based network. This powerful platform is designed to provide an enhanced user experience by intelligently responding to user preferences based on content type, day-part, and content storage location. In addition, PacketVideo’s patented DRM solutions, already in use by many wireless carriers globally, represent a key enabler of digital media convergence by preventing the unauthorized access or duplication of multimedia content used or shared by PacketVideo-enabled devices. Additionally, PacketVideo is one of the largest suppliers of Microsoft DRM™ technologies for the wireless market today.

Although we believe that PacketVideo’s products are advantageous and well positioned for success, PacketVideo’s business largely depends upon volume based sales of devices into the market. The economic downturn in the global markets has affected consumer spending habits. PacketVideo’s customers and distribution partners, telecommunications companies and consumer electronics device manufacturers, are not immune to such uncertain and adverse market conditions. PacketVideo relies on these partners as distribution avenues for its developed products. Additionally, competitive pressures may cause further price wars in an effort to win or sustain business which will have an effect on overall margins and projections. If economic conditions continue to deteriorate, this may result in lower than expected sales volumes, resulting in lower revenue, gross margins, and operating income.

Competitive Strengths

Well established industry position. We believe that our PacketVideo subsidiary is a leading independent supplier of multimedia software in the mobile industry, with ten years of expertise. PacketVideo’s customers include many of the world’s largest handset manufacturers such as Fujitsu, HTC, Motorola, Nokia, Panasonic, Samsung, Sharp, and Sony Ericsson, as well as some of the world’s largest network operators including Orange, DOCOMO, Rogers Wireless, TeliaSonera, TELUS Mobility, Verizon Wireless and Vodafone India. PV has also become a leading provider of software for next generation connected home consumer electronics products to companies such as Buffalo, Cisco Linksys, Denon, Hewlett-Packard, Panasonic, Philips, Siemens, Yamaha and Western Digital. In 2008, PV became a founding member of the OHA led by Google, and supplies the multimedia software subsystem, known as OpenCORE, for the OHA’s mobile device platform known as Android TM. As the shift to converged services occurs where multimedia services are accessible via the television, PC and mobile handset, we believe that PacketVideo is in a unique position to support this evolution.

A unique and flexible portfolio of multimedia products and technologies. We expect mobile TV to continue to grow on a global basis. There is a trend emerging among those watching television programs to now search out the same content over the Internet. Content providers have begun experimenting with content portals that provide popular programming with the same shows that are available on television. According to Juniper Research, the global base for mobile broadcast TV services is likely to exceed $330 million by the end of 2013. Unlike the PC software environment, there are no dominant mobile device operating systems and, in fact, over two dozen such operating systems are currently in use by mobile handset manufacturers worldwide. PacketVideo works with virtually all of the most popular mobile device operating systems in use today. By maintaining this flexible approach, we believe that PacketVideo’s next generation of mobile broadband software will be well-positioned to enjoy continued wide scale industry adoption. We believe that PV’s expertise in the key elements needed to deliver mobile multimedia services puts PV in a unique position to capitalize on this growth.

A highly accomplished team of wireless technology professionals. PacketVideo is led by a team of highly accomplished veterans with broad experience in the development of wireless communications technologies and solutions. Dr. James Brailean, Chief Executive Officer of PacketVideo, co-founded PacketVideo and has built it into an industry leader over the past ten years.

Competition

We continue to experience intense competition for our multimedia products and services. Our competitors range in size from Fortune 500 companies to small, specialized single-product businesses. At present, the primary competitors for our multimedia software products are the internal multimedia design teams at large OEM handset manufacturers such as Nokia, Samsung, LG, Sony Ericsson, Motorola, Apple, RIM, HTC, Palm and others. Many of these companies now offer their own internally developed multimedia services (e.g., Nokia Ovi, SonyEricsson PlayNow) that come bundled with various handset products. While these groups compete against the company in the overall market for wireless multimedia, these companies also represent the primary distribution channel for delivering PacketVideo products. This is because PacketVideo’s mobile operator customers ask these manufacturers to install or preload a version of PacketVideo’s software customized for such mobile operator in handsets that they purchase. In addition to the handset manufacturers, a number of companies compete with PacketVideo at various product levels, including Adobe, Microsoft, MobiTV, NXP Software, Real Networks, Sasken, Streamezzo, SurfKitchen, and UIEvolution, offering software products and services that directly or indirectly compete with PacketVideo.

For the connected home set of product solutions, our primary competitors again include internal software design teams at large consumer electronics companies like Sony, Microsoft, Cisco Linksys, Samsung and Panasonic. In addition, we face competition from a number of other companies such as Apple, Macrovision, Microsoft, Monsoon Multimedia, the Orb, and Real Networks.

Although we believe that our products are advantageous and well positioned for success, our business largely depends upon volume based sales of devices into the market. The economic downturn in the global markets has affected consumer spending habits. Our customers and distribution partners, telecommunications companies and consumer electronics device manufacturers, are not immune to such uncertain and adverse market conditions. PacketVideo relies on these partners as distribution avenues for its developed products. Additionally, competitive pressures may cause further price wars in an effort to win or sustain business which will have an effect on overall margins and projections. If economic conditions continue to deteriorate, this may result in lower than expected sales volumes, resulting in lower revenue, gross margins, and operating income.
The PV Strategy

The PV strategy is to deliver technologically advanced mobile multimedia and products and technologies to mobile subscriber terminal manufacturers, mobile network operators, and consumer electronics product companies, using a two-pronged approach:

•
Deliver rich-media services on PacketVideo’s CORE and OpenCORE technologies for next-generation platforms .  Building on its success in developing solutions for BREW, Microsoft’s Windows Mobile platform and Symbian, PacketVideo will continue to deliver solutions for new platforms such as Android TM and iPhone TM along with LiMO driven projects. PacketVideo’s recently announced LiveTV for the iPhone demonstrates its ability to rapidly develop and deliver the next-generation rich-media solutions required by the industry.

•
Deliver connected home solutions based on PacketVideo’s TwonkyMedia platform. PacketVideo will continue to partner with home routing systems, digital media renderers, network attached storage providers and other evolving and new connected consumer electronics devices to deliver digital home connectivity solutions using Digital Living Network Alliance (“DLNA”) certified devices, as well as proprietary connected devices, to allow seamless sharing of audio, video and photo content. As wireline and wireless premium services continue to converge, PacketVideo will continue to develop multi-screen services for service providers intent on capitalizing on rich media services.

Grow and extend the Multimedia business. We believe that the number of multimedia enabled smartphones as a percentage of global handsets shipped annually will rise significantly over the next several years. We will seek to maintain PacketVideo’s strong position in this growing market through the growth and extension of its existing multimedia software business and by leveraging its new multimedia convergence products and technologies. At present, the primary competitors for PacketVideo’s multimedia software products are the internal multimedia software design teams at the OEM handset manufacturers to whom PacketVideo markets its products and services. Furthermore, we believe that the deployment of mobile broadband networks will spawn the development of new categories of software applications that capitalize on the distinctive mobility features inherent in mobile broadband systems. While the competition from the OEM’s internal multimedia design teams and other independent multimedia software may increase in the next few years, we believe that PacketVideo will be able to leverage its MediaFusion platform and its family of TwonkyMedia products to fortify its position in the mobile multimedia and converged media software business.

PV Products and Technologies

PacketVideo is a global provider of multimedia software and services. PacketVideo’s software transforms a mobile phone or other mobile device into a feature-rich multimedia device that allows people to stream, download, and play video and music, receive live TV, or engage in two way video telephony. PacketVideo’s innovations and engineering leadership have led to breakthroughs in content encoding, content delivery systems, and advanced multimedia-enabled handset development around the world.

For mobile device manufacturers, shorter product cycles and increasing demand for advanced technologies are driving collaboration with third party solution providers, such as PacketVideo, to aid their product development. We believe that PacketVideo’s technical capabilities and depth of knowledge are key reasons why PacketVideo has been chosen by the world’s largest device manufacturers and network operators to help them quickly develop and introduce new multimedia enabled handsets and multimedia services to the market. PacketVideo’s current suite of device-embedded software solutions are based on a modular architecture to enable rapid integration with the industry’s leading hardware platforms and operating systems.

CORE Multimedia Framework. PacketVideo’s CORE software product powers the playback of video and music in millions of mobile phone handsets worldwide. The PacketVideo multimedia framework is an embedded client with modular options to enable the downloading, streaming, and playback of content files based on all major media formats. CORE codec modules include: WMA 9/10/Pro, WMV 9, AAC, HE-AAC, HE-AAC V2, AVC/H.264, MPEG-4, Real Audio, Real Video, MP3, MP3 PRO, AMR and WB-AMR.

OpenCORE Open-sourced Multimedia Sub-system. PacketVideo is a founding member of the Open Handset AllianceTM, an initiative led by Google to create a new mobile handset platform called Android TM . PacketVideo has open-sourced part of its code to provide the multimedia sub-system for Android TM, allowing developers to create basic audio and video applications for Android TM. Should device vendors, who have adopted the Android TM platform wish to create more sophisticated multimedia services in the future, they can migrate to CORE and its capabilities. Additionally, the carriers in the LiMo Foundation have expressed their appreciation for PacketVideo's support of the LiMO Foundation's platform initiatives.

TwonkyMedia. TwonkyMedia is a family of customizable software products that auto-detect and link popular devices through the home, allowing end-users to share and enjoy various forms of mobile-multimedia content on the devices of their choice. The TwonkyMedia server is certified by the DLNA, a consortium of more than 300 consumer electronics and technology companies. The software is interoperable with hundreds of other DLNA-compatible home electronic and mobile devices as well as select non-compatible devices including Microsoft’s Xbox 360 and Sony’s PlayStation Portable.

PacketVideo Mobile TV Solutions. PacketVideo’s mobile TV solutions enable mobile broadcast TV. Features include live streaming TV, VOD, high-performance multimedia codecs, picture-in-picture, personal video recorder, fast channel changing, and support for PacketVideo’s own or third-party electronic service guides.

PacketVideo DRM Solutions. A mobile implementation of content protection and business rules for commercial media consumption. DRM types supported include: Windows Media DRM, OMA 1.0 and 2.0, and DTCP-IP. In addition, PacketVideo owns, and is further developing a flexible Java DRM solution called Secure Digital Container or SDC which has been adopted by several major operators.

MediaFusion Server-Client Solution. MediaFusion is a platform that unites disparate media services on the back end and present a unified user interface on the device, adding value to a mobile operator’s existing content delivery services by managing and serving data about media content, rather than the media payload, and enabling a personalized music entertainment experience for users based on their demonstrated preferences.

Sales and Marketing

PacketVideo has ongoing marketing efforts that focus on the wireless industry and partners specific to PacketVideo’s business success. Today, we continue to highlight rich media embedded software development for both handset manufacturers and network service providers. PV’s partnerships span throughout North America, Europe and parts of Asia. We focus on global partner tradeshow events like Mobile World Congress events and developer conferences, continually update our products and solutions collateral, identify and meet with key analysts and promote PV’s commercialized projects through appropriate press and news outlets. For the year ended December 27, 2008, sales to three Multimedia customers, Verizon Wireless, DOCOMO and Sony Ericsson, accounted for 38%, 17% and 14%, respectively, of our consolidated revenues.

As certain mediums are becoming more popular and useful in disseminating important company and product information, PacketVideo has evolved its strategy. We have begun actively educating developers and partners through dedicated online WebPages, directed targeted video presentations to educate our partners and the general interested audience, created applicable blogs and advanced our participation in consumer related articles on new initiatives like OpenCORE. With the evolution of converged services, which address not only the mobile handset screen but also the PC desktop screen and the set top box television screen, we seek to promote our home connectivity products, such as TwonkyMedia manager, to become the leading standard in home software connectivity. There is a business to business set of marketing activities as well as business to consumer promotions, the latter of which is new to PV’s overall promotional strategy. The TwonkyMedia website, www.twonkymedia.com, is a rich interactive consumer targeted website that offers in-depth information and guides to PV’s latest evolution of the TwonkyMedia suite of products.

Strategic Initiatives Segment

Our strategic initiatives business segment is engaged in the management of our global wireless spectrum holdings. Our total spectrum holdings consist of approximately ten billion MHz POPs, covering approximately 216.2 million POPs, of which 107.3 million POPs are covered by 20 MHz or more of spectrum, and an additional 90.6 million POPs are covered by at least 10 MHz of spectrum. In addition, a number of markets, including much of the New York metropolitan region, are covered by 30 MHz or more of spectrum. Our domestic spectrum resides in the 2.3 GHz WCS, 2.5 GHz BRS/ EBS, and 1.7/2.1 GHz AWS bands and offers propagation and other characteristics suitable to support high-capacity, mobile broadband services.

Our international spectrum holdings include nationwide 3.5 GHz licenses in Slovakia and Switzerland; a nationwide 2.0 GHz license in Norway; 2.3 GHz licenses in Canada; and 2.5 GHz licenses in Argentina and Chile, covering 145 million POPs.

We continue to pursue the sale of our wireless spectrum holdings and any sale or transfer of the ownership of our wireless spectrum holdings is subject to regulatory approval. We expect that we will be required to successfully monetize most of our wireless spectrum assets in order to retire our debt.

During the first nine months of 2009, we completed the sale of certain of our owned AWS spectrum licenses in the United States to a third party for net proceeds, after deducting direct and incremental selling costs, of $26.7 million, and recognized gains on these sales totaling $2.3 million.  The net proceeds from the sales received after July 15, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest and net proceeds received prior to July 16, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

To date, we have realized a positive return on the sale of the majority of our domestic AWS spectrum licenses. However, there can be no assurance that we will realize a similar return upon the sale of our remaining wireless spectrum holdings. The sale price of our wireless spectrum assets will be impacted by, among other things:

•	the FCC’s final resolution of ongoing proceedings regarding interference from satellite digital audio radio services to our WCS spectrum licenses;

•
the timing and associated costs of build out or substantial service requirements attached to our domestic and international spectrum licenses, where a failure to comply with these requirements could result in license forfeiture;

•	the timing of closure of potential sales, particular if it is necessary to accelerate the planned sale of certain of our spectrum licenses in order to meet debt payment obligations;

•	worldwide economic conditions which we believe have adversely affected manufacturers of telecommunications equipment and technology and led to a delay in global WiMAX network deployments; and

•	the availability of capital for prospective spectrum buyers which has been negatively impacted by the downturn in the credit and financial markets.

As we have previously disclosed, our efforts to sell our wireless spectrum holdings on favorable terms has been delayed by current market conditions, as well as regulatory and other market activities involving potential buyers. We are continuing to have discussions with numerous parties who have expressed interest in our various spectrum assets. However, we believe that adverse economic conditions continue to affect potential purchasers of our wireless spectrum, and there can be no assurance as to the timing of further spectrum sales or the sales prices that will be attained.

As of January 2, 2010, summary information about our current spectrum holdings in the United States is set forth below.

Type of Spectrum(1)(4)

			POPs	(3)
			(mm)		BRS			Top Covered CMAs within MEA
MEA	(2)	MEA Name			EBS	WCS	AWS	(POP Rank)
1		Boston	9.3			●	-	Boston (10), Providence (50)
2		New York City(5)	31.6		●	●	-	New York (2), Hartford (41)
3		Buffalo	1.7			●	-	Buffalo (45), New York 3 - Chautauqua (118)
4		Philadelphia	8.6		●	●	-	Philadelphia (6), Wilmington (75)
7		Charlotte-Greensboro-Greenville-Raleigh	1.7				●	NC 15- Cabarrus (93), NC 4 – Henderson (139)
8		Atlanta	1.2				●	Savannah (183), Georgia 12 - Liberty (270)
9		Jacksonville	2.7			●	●	Jacksonville (37), Tallahassee (177)
10		Tampa-St. Petersburg-Orlando	0.9				●	Florida 4 - Citrus (77), FL 3 - Hardee (304)
11		Miami	0.0				-	Fort Myers (89), Florida 1 - Collier (163)
15		Cleveland	4.7			●	-	Cleveland (26), Akron (74)
16		Detroit	10.8			●	-	Detroit (7), Grand Rapids (59)
17		Milwaukee	5.6			●	-	Milwaukee (33), Madison (115)
18		Chicago	14.1		●	●	-	Chicago (3), Gary (80)
20		Minneapolis-St. Paul	7.2			●	-	Minneapolis (14), Minnesota 6 - Hubbard (201)
21		Des Moines-Quad Cities	2.8			●	-	Des Moines (102), Davenport (160)
27		New Orleans-Baton Rouge	0.6		●		-	Mobile (90)
29		Kansas City	3.5			●	-	Kansas City (27), Topeka (315)
30		St. Louis	4.6			●	-	St. Louis (18),Springfield (178)
31		Houston	7.3			●	-	Houston(5), Louisiana 5 - Beauregard (130)
32		Dallas-Fort Worth	13.2		●	●	●	Dallas (4), Austin (35)
33		Denver	5.8			●	-	Denver (16), Colorado Springs (87)
34		Omaha	1.7			●	-	Omaha (72), Lincoln (224)
35		Wichita	1.3			●	-	Wichita (96), Kansas 14 - Reno (394)
36		Tulsa	1.0			●	-	Tulsa (57), Oklahoma 4 - Norton(305)
37		Oklahoma City	2.3			●	-	Oklahoma City (44), Oklahoma 3 - Grant (287)
38		San Antonio	3.9			●	-	San Antonio (25), McAllen (73)
39		El Paso-Albuquerque	2.8		●	●	●	Albuquerque (70), El Paso (71)
40		Phoenix	6.0			●	-	Phoenix (13), Tucson (51)
41		Spokane-Billings	2.3			●	-	Spokane (119), Idaho 1 - Boundary (205)
42		Salt Lake City	3.5			●	-	Salt Lake City (32),Provo (112)
43		San Francisco - Oakland - San Jose(7)	14.7		●	●	-	San Francisco (11), Sacramento (23)
44		Los Angeles - San Diego(6)	24.9		●	●	-	Los Angeles (1), San Diego (18)
45		Portland	4.3			●	-	Portland (21), Salem (146)
46		Seattle	5.4			●	-	Seattle (20), Tacoma (69)
48		Hawaii	1.3			●	-	Honolulu (54), Hawaii 3 - Hawaii (385)

		Total (excluding overlaps)	213.3

(1)      WCS, AWS, BRS and EBS licenses are assigned by the FCC for geographic service areas of varying sizes and shapes. WCS licenses are assigned by the FCC according to Major Economic Areas or Regional Economic Area Groupings (see further explanation below in “Business-WCS Spectrum”). AWS licenses are assigned by the FCC according to REAGs, EAs, or CMAs (see further explanation below in “Business-AWS Spectrum”). BRS spectrum is licensed both according to Geographic Service Areas with a 35-mile radius, subject to overlapping Geographic Service Areas of co-channel stations, and according to BTAs of various sizes. Our BRS spectrum currently is composed of licenses with 35-mile radius Geographic Service Areas, subject to overlapping Geographic Service Areas of co-channel stations. EBS spectrum is only licensed according to Geographic Service Areas with a 35-mile radius, subject to overlapping Geographic Service Areas of co-channel stations (see further explanation below in “Business-BRS and EBS Spectrum”).

(2)      This data in this table is presented in terms of MEAs. MEAs are named for the largest metropolitan area contained within the licensed geographic service area, but are significantly larger than the metropolitan area for which they are named.

(3)      The source for our POP figure is derived from 2006 composite data contained in databases managed by Applied Geographic Solutions Inc. of Newbury Park, California, except for Puerto Rico which is derived from 2000 census figures.

(4)    Our AWS, WCS and BRS spectrum is held directly through FCC licenses. Our EBS spectrum has been leased on a long-term basis from current license holders.

(5)    We lease EBS spectrum from multiple parties in the greater New York, New York metropolitan area, including geographic areas in New York, New Jersey and Connecticut. These leases give us access to different amounts of spectrum in specific parts of the market area. The terms of these leases range from 20 to up to 60 years when their renewal options are included.

(6)    We lease EBS spectrum from The Orange Catholic Foundation in the Los Angeles, California (Orange County) area. This lease has an initial 10 year term and contains five renewal options for 10 years each to extend the term of the lease.

(7)    We lease EBS spectrum from The University of California in the San Francisco, California area. The lease has an initial 10 year term and contains 2 renewal options for 10 years each to extend the term of the lease.

(8)    We lease EBS spectrum from Bradley University in the Peoria, Illinois area. This lease has an initial 10 year term and contains two renewal options for 10 years each to extend the term of the lease.

(9)    We sublease EBS spectrum from the North American Catholic Educational Programming Foundation in the Mobile, Alabama area. This sublease has an initial 29 year term and no renewal options to extend the term of the sublease.

WCS Spectrum

We have acquired WCS spectrum from third parties pursuant to privately negotiated purchase agreements. The 2.3 GHz WCS band is divided into four frequency blocks, A through D. Blocks A and B have 10 MHz of spectrum each and blocks C and D have 5 MHz each. We have acquired WCS licenses in the A, B, C and D frequency blocks. The WCS A and B blocks are licensed in 52 individual geographic regions covering the United States, including the Gulf of Mexico, and are called Major Economic Areas (“MEA”). The WCS C and D blocks are licensed in six larger geographic regions, also covering the United States and are called Regional Economic Area Groupings (“REAGs”). Both MEAs and REAGs are of various sizes in terms of population and geographic coverage.

WCS licenses are allocated by the FCC for “flexible use.” This means that the spectrum can be used to provide any type of fixed, portable, mobile (except aeronautical mobile) or radiolocation services to individuals and businesses, including the wireless broadband services we intend to offer. Any such offerings are subject to compliance with technical rules in Part 27, Title 47 of the Code of Federal Regulations (“CFR”), as well as any applicable border treaties or agreements governing operations near the Canadian and Mexican borders.

BRS and EBS Spectrum

We have acquired BRS spectrum licenses from third parties pursuant to privately negotiated purchase agreements. Rights to lease and use EBS spectrum are acquired by commercial interests like us from educational entities through privately negotiated lease agreements. EBS licensees are permitted to enter into lease agreements with a maximum term of 30 years; lease agreements with terms longer than 15 years must contain a “right of review” by the EBS licensee every five years beginning in year 15. Because some of our long-term leases were executed prior to the effective date of these new leasing requirements, our long-term leases afford us exclusive leasehold access to the leased EBS spectrum for a total period of time ranging from 20 years up to 60 years when all renewal options are included.

Under current regulations, after giving effect to an FCC-mandated transition of the spectrum to a new band configuration, which must be complete by October 19, 2010 (barring disputes in the transition process), the total spectrum bandwidth licensed by the FCC for BRS and EBS spectrum is 194 MHz. Approximately 75% of this spectrum is licensed for the EBS and 25% is licensed for the BRS. Under FCC Rules, regulations and policies (“FCC Rules”), up to 95% of the spectrum dedicated to each EBS license can be leased for commercial purposes subject to compliance with FCC Rules. After transitioning the BRS and EBS spectrum to the new band plan, individual channels and channel groups of BRS and EBS spectrum will range from 5.5 MHz to 23.5 MHz of spectrum. Most, but not all, BRS and EBS “channel groups” contain four channels and 23.5 MHz of spectrum.

Until 1996, BRS spectrum was licensed according to Geographic Service Areas with a 35-mile radius. These “incumbent” licenses continue to exist today, but are subject to overlapping Geographic Service Areas of co-channel stations. In 1996, the FCC conducted an auction and assigned licenses for available BRS spectrum according to BTAs of various sizes. These BTA licenses were granted subject to the prior rights of the incumbent BRS license holders. We have acquired licenses from incumbent BRS licensees, licensed for 35-mile Geographic Service Areas, subject to overlapping Geographic Service Areas of co-channel stations. We may in the future acquire BRS spectrum licensed for BTAs.

EBS spectrum is licensed only for Geographic Service Areas with a 35-mile radius, subject to overlapping Geographic Service Areas of co-channel stations. In the future, vacant EBS spectrum may be assigned by BTAs, or some other licensing construct chosen by the FCC. EBS spectrum is licensed exclusively to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students (e.g., school districts), and nonprofit organizations whose purposes are educational.

The FCC’s rules for BRS and EBS spectrum were substantially revised in 2004 to provide more flexibility in how the spectrum is licensed and used; proceedings to revise the rules continue today. Use of the spectrum has evolved to include fixed and mobile, digital, two-way systems capable of providing high-speed, high-capacity broadband service, including two-way Internet access service via low-power, cellularized communication systems and single-cell high-power systems. On March 20, 2008, the FCC released an additional order to reform FCC Rules related to BRS and EBS spectrum. Although these new, amended rules became effective on June 9, 2008, they are subject to petitions for reconsideration. For a more detailed description of these new rules, see “Government Regulation - BRS/EBS License Conditions.”

AWS Spectrum

We acquired 154 AWS licenses in FCC Auction No. 66 and currently hold 14 AWS licenses. The FCC granted AWS spectrum pursuant to Economic Area (“EA”) licenses, REAG licenses and CMA licenses. The AWS auction involved a total of 1,122 licenses: 36 REAG licenses, 352 EA licenses, and 734 CMA licenses. EA, REAG and CMA licenses vary widely in terms of population and geographic coverage.

In terms of spectral size, the AWS spectrum is divided into six spectrum blocks, A through F. There are three 10 MHz blocks, each consisting of paired 5 MHz channels, and three 20 MHz blocks, each consisting of paired 10 MHz channels. We have acquired both 20 MHz and 10 MHz licenses.

AWS licenses are allocated by the FCC for flexible use. This means that the spectrum can be used to provide any type of fixed, portable or mobile services to individuals and businesses, including the wireless broadband services. Any such offerings are subject to compliance with technical rules in Part 27, Title 47 of the CFR as well as any applicable border treaties or agreement governing operations near the Canadian and Mexican borders.

International Spectrum

On March 2, 2007, we acquired WCS spectrum in Canada. Our Canadian licenses cover approximately 14.6 million POPs and include 30 MHz of spectrum in all service areas for which licenses were acquired for a total of 438 million MHz POPs. The licenses vary widely in terms of population and geographic coverage, but include major cities, such as Montreal, Ottawa, Edmonton, Quebec and Winnipeg. NextWave’s Canadian WCS licenses are held by our Canadian subsidiary, 4253311 Canada Inc. The licenses carry a 10-year license term with renewal expectancy of subsequent 10-year terms absent breach of license conditions. Because the licenses were issued by Industry Canada through two separate auctions, 63 licenses have an expiration date of November of 2014, while 25 licenses have an expiration date of April of 2015. The licenses are “radiocommunication user” licenses and cannot be used to provide service for compensation before the licenses are converted to either “radiocommunication service provider” licenses or “radiocommunication carrier” licenses. Conversion of the licenses will require compliance with Canadian ownership and control restrictions. In addition, each Canadian WCS license is subject to a 5 year usage implementation requirement, demonstrating that the spectrum is being used at a level that is acceptable to Industry Canada. Again, because the licenses were issued at two different times, there are two different implementation deadlines, November 2009 for 63 licenses, and April 2010 for the other 25 licenses. On July 2, 2009, we received a three year extension of the implementation requirement from the Canadian regulatory authority, making the new deadlines November of 2012 and April of 2013.

In Switzerland, Callix Consulting AG, as of May 20, 2008,  holds 3.5 GHz spectrum, following a transfer from Inquam GmbH which originally owned such license awarded on May 2, 2007 by the Swiss Federal Communications Commission. This includes 42 MHz of spectrum covering the country’s entire population of 7.5 million people for a total of 315 million MHz POPs in Switzerland. The license term is 10 years and renewal is possible but terms and conditions of license renewal are not set. The license is technology/service neutral and use for mobile services is permitted. The license requires a build-out of 120 base stations transmitters by September 2010.

In Slovakia, WiMAX Telecom s.r.o. holds, following the acquisition of Amtel Networks in 2006 and the subsequent merger with WiMAX Telecom s.r.o., two licenses of 28 MHz each, covering Slovakia’s entire population of 5.5 million people. The licenses term is until year-end 2016. Terms and conditions for the renewal are not yet set. The licenses are technology/service neutral. In line with EU regulation it is expected that the Slovakian regulator formally permits the use of the spectrum for mobile services. The licenses entail build-out obligations by mid 2006 and respectively by mid 2007, which fulfillment the regulator confirmed following inspections at the time.

In Norway, Inquam  Norway AS , as of June 26, 2008, holds a nationwide 2.0 GHz license, valid until December 31, 2022, following a transfer from Inquam GmbH which originally owned such license awarded by Norwegian Telecom Authority on December 21, 2007.

In October 2007, we acquired Websky Argentina SA, an Argentine corporation. Websky is a developer and operator of wireless broadband services over licensed frequencies in Argentina and has obtained spectrum licenses for an aggregate of 42 MHz spectrum in the 2.5 GHz band covering the Buenos Aires metro region and 180 kilometers surrounding the city and covers 15.5 million POPs for a total of 651 million MHz POPs. Transfer of control of the spectrum licenses held by Websky Argentina SA remains subject to regulatory approval. The Websky Argentina SA licenses are also subject to regulatory requirements regarding the ongoing provision of commercial services with which the company is currently in compliance.

In April 2008, we acquired all of the outstanding equity interests of Southam Chile SA, a Chilean corporation, and Sociedad Televisora CBC Limitada, a Chilean limited liability company (collectively, “Southam Chile”). The two companies hold spectrum licenses in the 2.5 GHz band in seven different regions, including Santiago, across Chile. The spectrum licenses cover 8 million POPs and comprise 162 million MHz POPs. They each also hold digital television and intermediate services licenses for these same regions. The Southam Chile SA licenses are subject to a regulatory requirement to construct and operate network facilities by June of 2009, extended by the Chilean  regulator until May 2011, while the Sociedad Televisora CBC Limitada licenses was subject to similar regulatory requirements in December of 2009. Sociedad Televisora CBC Limitada has already applied with the Chilean regulator for an extension of these requirements and its  extension request is currently pending with the Chilean regulatory authority. Failure to meet the build-out requirements could result in license forfeiture.

Intellectual Property

In order to protect our proprietary rights in our products and technologies, we rely primarily upon a combination of patent, trademark, trade secret and copyright law as well as confidentiality, non-disclosure and assignment of inventions agreements. Our continuing operations have six U.S. patents, one of which is the subject of extensive foreign filing. As part of our product and technology development process, we identify potential patent claims and file patent applications when appropriate in order to seek protection for our intellectual property assets. We have numerous patent applications pending in the United States and in foreign jurisdictions. Our registered PacketVideo trademark is the only trademark that is currently material to our business. We have additional trademarks and trademark applications that may become significant to our business based on the development and success of our product lines.

In addition, we have typically entered into nondisclosure, confidentiality and assignment of inventions agreements with our employees, consultants and with some of our suppliers and customers who have access to sensitive information. We cannot assure that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and/or the sale by others of products with features based upon, or otherwise similar to, those of our products.

Although we believe that our technology has been independently developed and that none of our intellectual property infringes on the rights of others, we cannot assure that third parties will not assert infringement claims against us or seek an injunction on the sale of any of our products in the future. If an infringement were found to exist, we may attempt to acquire the requisite licenses or rights to use such technology or intellectual property. However, we cannot assure that such licenses or rights could be obtained on terms that would not have a material adverse effect on us, if at all.

We license and will continue to seek licenses to certain technologies from others for use in connection with some of our products and technologies. While none of our current license agreements are material at the time of this prospectus, the inability to obtain such licenses or loss of these licenses could impair our ability to develop and market finished products to end-users. If we are unable to obtain or maintain the licenses that we need, we may be unable to develop and market our products or processes, or we may need to obtain substitute technologies of lower quality or performance characteristics or at greater cost.

Government Regulation

Overview

Communications industry regulation changes rapidly, and such changes could adversely affect us. The following discussion describes some of the major communications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here also may influence our business.

In the United States, communications services are regulated to varying degrees at the federal level by the FCC and at the state level by public utilities commissions. Internationally, similar regulatory structures exist at the national and regional level. Our business is impacted by such regulation in a number of areas, including the licensing, leasing and use of spectrum, and the technical parameters, certification, marketing, operation and disposition of wireless devices. Applicable consumer protection regulations also are enforced at the federal and state levels.

The following summary of applicable regulations does not describe all present and proposed federal, state and local legislation and regulations affecting the communications industry in the United States or internationally. Some legislation and regulations are the subject of ongoing judicial proceedings, proposed legislation and administrative proceedings that could change the manner in which our industry is regulated and the manner in which we operate. We cannot predict the outcome of any of these matters or their potential impact on our business. See “Risk Factors - Risks Relating to Government Regulation.”

Licensing and Use of U.S. Wireless Spectrum

In the United States, the FCC regulates the licensing, construction, use, renewal, revocation, acquisition, lease and sale of our domestic licensed wireless spectrum holdings. Our domestic wireless spectrum holdings currently include licensed spectrum in the WCS, AWS and BRS bands, and leased spectrum in the EBS band. Our international wireless spectrum holdings, which currently include licensed spectrum in the 3.5 GHz, 2.5 GHz, 2.3 GHz and 2.0 GHz bands, are regulated by national regulatory authorities that have similar responsibilities to those of the FCC.

Certain general regulatory requirements apply to all licensed wireless spectrum. For example, certain build-out or “substantial service” requirements apply to most of our licensed wireless spectrum, which generally must be satisfied as a condition of license renewal. In the United States, the Communications Act and FCC Rules also require FCC prior approval for the acquisition, assignment or transfer of control of FCC licenses. Similar regulatory requirements regarding regulatory approval of license transfers exist internationally. In addition, FCC Rules permit spectrum leasing arrangements for a range of wireless licenses after FCC notification or prior approval depending upon the type of spectrum lease. The FCC, and the equivalent national regulatory authority in other countries where the Company holds spectrum licenses, sets rules, regulations and policies to, among other things:

•	grant licenses in bands allocated for wireless broadband services;

•	regulate the technical parameters and standards governing wireless services, the certification, operation and marketing of radio frequency devices and the placement of certain transmitting facilities;

•	impose build-out or performance requirements as a condition to license renewals;

•	approve applications for license renewals;

•	approve assignments and transfers of control of licenses;

•	approve leases covering use of licenses held by other persons and organizations;

•	resolve harmful radiofrequency interference between users of various spectrum bands;

•	impose fines, forfeitures and license revocations for violations of rules; and

•	impose other obligations that are determined to be in the public interest.

Additionally, more specific regulatory requirements that apply to WCS, AWS, BRS and EBS spectrum are described below. Compliance with all of the foregoing regulatory requirements, and those listed below, increases our cost of doing business. For a description of an interference issue which may impact use of WCS, BRS and EBS spectrum, see “Risk Factors - Risks Relating to Government Regulation-Wireless Devices” utilizing WCS, BRS and EBS spectrum may be susceptible to interference from Satellite Digital Audio Radio Services (“SDARS”).

WCS License Conditions

WCS licensees must comply with all applicable legal and technical rules imposed by the FCC, including those found in Part 27 of Title 47 of the CFR. WCS licenses are granted for ten-year license terms, and licensees are required under applicable Part 27 rules to demonstrate that they are providing “substantial service” in their license area within the initial license term. Substantial service is defined as service which is sound, favorable, and substantially above a level of mediocre service which just might minimally warrant “renewal.” For WCS licensees, the FCC recently extended the substantial service build-out deadline until July 21, 2010. Failure to make the substantial service demonstration by that date, without seeking and obtaining an extension from the FCC, would result in license forfeiture. Extensions of time to meet substantial service demonstrations are not routinely granted by the FCC.  See “Risk Factors - Risks Relating to Government Regulation.”

BRS/EBS License Conditions

Like WCS licenses, BRS and EBS licenses are granted for ten-year license terms, and licensees must comply with all applicable legal and technical rules imposed by the FCC, including those found in Part 27 of Title 47 of the CFR. Unlike WCS licenses, BRS and EBS licenses were granted at different times and, therefore, do not have a uniform expiration date. BRS and EBS licensees must also demonstrate that they are providing “substantial service” in their license areas by May 1, 2011.

From 2004 to 2008, the FCC adopted a number of rule changes which create more flexible BRS/EBS spectrum rules to facilitate the growth of new and innovative wireless technologies and services, including fixed and mobile wireless broadband services. Although the proceedings to reform BRS/EBS rules have largely been completed, they remain subject to legal challenges and petitions for reconsideration and, thus, are subject to additional revisions. The FCC ordered the 2.5 GHz band to be reconfigured into three segments: upper- and lower-band segments for low-power operations, and a middle-band segment for high-power operations. The BRS/EBS band configuration eliminates the use of interleaved channels by licensees in favor of contiguous channel blocks. By creating contiguous channel blocks, and grouping high- and low-power users into separate portions of the BRS/EBS band, the new band plan reduces the likelihood of interference caused by incompatible uses and creates incentives for the development of low-power, cellularized broadband operations, which were inhibited by the prior band plan. The BRS/EBS band plan will allow licensees to use the 2496-2690 MHz spectrum in a more economical and efficient manner and will support the introduction of next-generation wireless technologies. The new rules preserve the operations of existing licensees, including educational institutions currently offering instructional TV programming, but require that licensees transition to the new band plan by October 19, 2010 (barring disputes in the transition process), which includes relocating licensees from their current channel assignments to new spectrum designations in the band.

AWS License Conditions

AWS licensees must comply with all applicable legal and technical rules imposed by the FCC, including those found in Part 27 of Title 47 of the CFR. All of our AWS licenses are granted for a 15-year license term, with a renewal term of ten-years. AWS licensees are required to demonstrate that they are providing “substantial service” in their license area within the initial 15-year license term. For our AWS licenses, the renewal deadline and the substantial service build-out deadline is December 18, 2021. Failure to make the substantial service demonstration, without seeking and obtaining an extension from the FCC, would result in license forfeiture. Extensions of time to meet substantial service demonstrations are not routinely granted by the FCC.

The AWS spectrum includes a large number of incumbent federal government and non-government operations that must be relocated to other spectrum. AWS licensees are required to coordinate their operations to avoid interfering with these incumbent stations until relocation is complete. A small number of these incumbent stations must be protected indefinitely. In certain cases, the AWS licensee must pay for the relocation of incumbent stations within the AWS licensee’s license area. AWS licensees are effectively prohibited from deploying TDD systems in the AWS spectrum.

New Spectrum Opportunities and Spectrum Auctions

Ongoing FCC proceedings and initiatives may affect the availability of spectrum for commercial wireless services. These proceedings may make more wireless spectrum available to us and other new wireless competitors, and may effect the demand for our spectrum. At this time, the Company has no plans to obtain additional spectrum through secondary markets acquisitions, leases or whatever mechanisms the FCC may establish including participation in FCC auctions.

Tower Siting

Wireless systems must comply with various federal, state and local regulations that govern the siting, marking, lighting and construction of transmitter towers and antennas, including regulations promulgated by the FCC and FAA. FCC Rules subject certain tower locations to environmental and historic preservation statutory requirements. To the extent governmental agencies impose additional requirements on the tower siting process, the time and cost to construct and deploy towers could be negatively impacted. The FAA has proposed modifications to its rules that would impose certain notification requirements upon entities seeking to (i) construct or modify any tower or transmitting structure located within certain proximity parameters of any airport or heliport, and/or (ii) construct or modify transmission facilities using the 2500-2700 MHz radiofrequency band, which encompasses virtually all of the BRS/EBS frequency band. If adopted, these requirements could impose new administrative burdens upon users of BRS/EBS spectrum.

Employees

As of January 2, 2010, we employed approximately 442 full time, part time and temporary employees, including 333 full time employees, nine part time employees and 100 contractors.

Our History

History of our Predecessor Company and the NextWave Telecom Group

Our predecessor company NextWave Wireless Inc. (“Old NextWave Wireless”) was formed in 1996 as a wholly owned operating subsidiary of NextWave Telecom, Inc. (“NTI”). NTI sought to develop a nationwide CDMA-based PCS network. In 1998, NTI and its subsidiaries, including Old NextWave Wireless (the “NextWave Telecom group”), filed for protection under Chapter 11 of the United States Bankruptcy Code. During the seven-year pendency of the Chapter 11 case, Old NextWave Wireless continued its involvement in the build-out of NTI’s PCS network. Substantially all of the assets related to this build-out, except PCS licenses, were abandoned when NTI was sold to finance the plan of reorganization of the NextWave Telecom group described below.

During the pendency of the Chapter 11 case, NTI began to explore opportunities to create the technology for a broadband wireless network utilizing BRS spectrum in the 2.5 GHz frequency range. The capitalization of a new wireless technology company to pursue these opportunities was discussed with the stakeholders of the NextWave Telecom group and was made part of the plan of reorganization described below.

On March 1, 2005, the Bankruptcy Court confirmed the plan of reorganization of the NextWave Telecom group, including Old NextWave Wireless. In connection with the consummation of the plan of reorganization, NTI and its subsidiaries settled all outstanding claims of the FCC and obtained a release of claims pursuant to Section 1141 of the Bankruptcy Code. The plan of reorganization was funded with the proceeds from the sale of PCS spectrum licenses and provided for the payment in full of all the creditors of the NextWave Telecom group and the $550 million cash funding of Old NextWave Wireless as a new wireless broadband technology company. Membership units of Old NextWave Wireless, which had been converted into a limited liability company in late 2004, were distributed to the former stockholders of NTI, together with cash and note consideration issued pursuant to the plan. Upon this distribution, on April 13, 2005, our predecessor Old NextWave Wireless emerged as NextWave Wireless LLC.

Corporate Conversion Merger

To enable our listing on The NASDAQ Global Market in January 2007, we converted from a Delaware limited liability company to a Delaware corporation. The conversion was effectuated in November 2006 through the merger of a wholly owned subsidiary of ours with and into NextWave Wireless LLC. In the merger, NextWave Wireless LLC’s equity holders received one share of our common stock for every six membership interests that they held. No fractional shares of our common stock were issued in connection with the corporate conversion merger. Instead, holders of LLC interests who would otherwise have been entitled to a fraction of a share of common stock were paid cash equal to $1.00 per LLC interest not exchanged for a whole share of our common stock. Each holder of NextWave Wireless LLC’s limited liability interests own the same percentage of the outstanding equity of the Company before and immediately after the corporate conversion merger. In addition, we assumed NextWave Wireless LLC’s obligations under all stock option plans of the Company and its subsidiaries.

Our Acquisitions and Efforts to Develop a Wireless Broadband Business

In the period from 2005 through 2007, we made several strategic investments and acquisitions. The purpose of these acquisitions was to develop a breadth of products, technologies, spectrum assets and professional services to build a platform to provide advanced mobile multimedia and wireless broadband solutions to the market. We intended that our businesses would provide synergistic value to each other and collectively drive accelerated market penetration and share of the mobile multimedia and wireless broadband market, which we believed was poised for rapid growth. We acquired network infrastructure businesses included in our Networks segment, which was subsequently classified as discontinued in connection with our global restructuring initiative. These businesses included IPWireless, Inc. and Go Networks, Inc., which were acquired in May 2007 and February 2007, respectively. In addition, during this time period we invested in our Semiconductor business and acquired wireless spectrum and other assets in connection with our continuing operating businesses, including:

•	In July 2005, we acquired all of the outstanding shares of PacketVideo Corporation for $46.7 million in cash.

•	In April 2006, PacketVideo acquired Tusonic Corporation’s server and database applications for delivering music-related content using web services for $2.6 million.

•	In May 2006, PacketVideo acquired the multimedia business of Openbit Ltd for $2.2 million.

•	In September 2006, PacketVideo acquired all of the shares of TwonkyVision, GmbH for $3.5 million in cash.

•
In September 2007, PacketVideo acquired Digital World Services AG, a Swiss corporation, for $5.8 million, including debt assumed and paid at closing of $0.3 million. Digital World Services is a provider of software solutions and services for secure digital content delivery.

•	In January 2007, PacketVideo acquired all of the shares of SDC Secure Digital Container AG for net cash of $17.8 million.

•
We consummated transactions to acquire licensed spectrum rights, including subsequent lease obligations, for amounts totaling approximately $487.0 million, including our acquisition of WCS Wireless Inc., which holds spectrum covering 188.8 million persons, or POPs, in the Central, Western, and Northeastern United States, for $160.5 million.

Our Global Restructuring Initiative

In 2008, we initiated significant financing and restructuring activities. On October 9, 2008, we issued Second Lien Notes in the aggregate principal amount of $105.3 million, and received net proceeds of approximately $87.5 million to be used solely to fund our ordinary course business operations. Concurrently, we issued Third Lien Notes in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any cash proceeds from the issuance of the Third Lien Notes.

Pursuant to our global restructuring initiative and the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, we have completed the following:

•	We have terminated 620 employees worldwide and vacated seven leased facilities.

•
In October 2009, the Board of Directors of WiMAX Telecom GmbH, the holding company for NextWave’s discontinued WiMAX Telecom business in Austria and Croatia, filed an insolvency proceeding in Austria in accordance with local law to permit the orderly wind-down of such entity. The court in Austria has entered an order appointing an administrator to manage the insolvency of WiMAX Telecom GmbH. As a result of the appointment of the administrator, NextWave no longer controls WiMAX Telecom GmbH and its subsidiaries and will not receive any proceeds from the assets of the WiMAX entities. NextWave has obtained a waiver of events of default resulting from the insolvency filing under its Senior Notes, Second Lien Notes and Third Lien Notes, including a rescission of the acceleration of maturity triggered as a result of such filing.

•	We sold a controlling interest in our IPWireless subsidiary in December 2008 and sold the remaining noncontrolling interest in November 2009.

•
We shut down the operations of our other network infrastructure businesses, which comprise our Networks segment, including the operations of our GO Networks and Cygnus subsidiaries and our Global Services and NextWave Network Support strategic business units.

•
We initiated bankruptcy liquidation proceedings for three of our network infrastructure subsidiaries in Israel, Denmark and Canada, which proceedings are intended to provide an orderly process for the discontinuance of operations and to advance our divestiture and cost reduction strategy.

•
In the first quarter of 2009, we shut down our semiconductor business and terminated 220 employees and, subsequently, in the third quarter of 2009, we sold certain of our owned semiconductor business patents and patent applications to a third party.

•
We have downsized our corporate overhead functions to match the anticipated reduction in overall global support requirements, including our information technology, legal, finance, human resources and corporate branding and marketing functions.

•	We have integrated certain corporate administration functions into our PacketVideo operations in San Diego, California.

•	We have continued to pursue wireless spectrum license sales, the net proceeds of which will be used to reduce our outstanding indebtedness thereby reducing the interest costs payable in future years.

•	We are actively pursuing the sale or wind-down of various remaining portions of our WiMax Telecom business.

Several factors led to our decision to implement our global restructuring initiative, including adverse worldwide economic conditions, which we believe have adversely affected manufacturers of telecommunications equipment and technology and caused our discontinued Networks segment to experience lower than projected contract bookings and revenues. We believe these conditions have also led to a delay in global WiMAX network deployments which adversely impacted the timing and volume of projected commercial sales of WiMAX products of our discontinued semiconductor business.

To further enhance our operational flexibility, on April 1, 2009, we obtained a waiver from the holders of our Senior Notes, Second Lien Notes, and Third Lien Notes that adjusts our minimum cash balance requirement from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a pari passu basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%.  Additionally, on July 2, 2009, we entered into agreements pursuant to which NextWave LLC issued the Incremental Notes in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to the existing Second Lien Notes.  The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million.  After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.  We issued the Incremental Notes as an alternative to the working capital financing contemplated by the commitment letter we previously entered into with Navation, Inc., an entity controlled by Allen Salmasi, our Chairman.

Available Information

We are a public company and are subject to the informational requirements of the Exchange Act. Accordingly, we file periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street NE, Room 1580, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically.

Our website address is http://www.nextwave.com. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to these reports as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Our Code of Business Conduct and Ethics is available free of charge on our website.

Property

We are headquartered in San Diego, California. We currently occupy the indicated square footage in the owned and leased facilities described below:

Number of Buildings	Location	Status	Total Square Footage	Primary Use

1	United States	Owned	30,000	Administrative offices and warehouse.

4	United States	Leased	44,265	Administrative, finance and legal offices, research and development, and sales and marketing.

4	Europe	Leased	19,043	Administrative offices, research and development and sales and marketing.

2	Asia	Leased	9,191	Administrative offices, research and development, sales and marketing, service functions and network operating centers.

2	Latin America	Leased	2,636	Administrative offices, sales and marketing, service functions, manufacturing and network operating centers.

	Total square footage		105,135

We believe that our properties are adequate for our business as presently conducted.

Legal Proceedings

On September 16, 2008, a putative class action lawsuit, captioned “Sandra Lifschitz, On Behalf of Herself and All Others Similarly Situated, Plaintiff, v. NextWave Wireless Inc., Allen Salmasi, George C. Alex and Frank Cassou, Defendants,” was filed in the U.S. District Court for the Southern District of California against us and certain of our officers. The suit alleges that the defendants made false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The suit seeks unspecified damages, interest, costs, attorneys’ fees, and injunctive, equitable or other relief on behalf of a purported class of purchasers of our common stock during the period from March 30, 2007 to August 7, 2008. A second putative class action lawsuit captioned “Benjamin et al. v. NextWave Wireless Inc. et al.” was filed on October 21, 2008 alleging the same claims on behalf of purchasers of our common stock during an extended class period, between November 27, 2006 through August 7, 2008. On February 24, 2009, the Court issued an Order consolidating the two cases and appointing a lead plaintiff pursuant to the Private Securities Litigation Reform Act. On May 15, 2009, the lead plaintiff filed an Amended Complaint, and on June 29, 2009, we filed a Motion to Dismiss that Amended Complaint. The Motion currently is pending with the Court. At this time, the case remains in the initial pleading stages and management is not able to offer any assessment as to the likelihood of prevailing on the merits.

We were notified on July 11, 2008 that the former stockholders of GO Networks filed a demand for arbitration in connection with the February 2008 milestone. In the demand, the stockholder representative claimed that we owed compensation to the former stockholders of GO Networks on the basis of GO Networks purportedly having partially achieved the February 2008 milestone under the acquisition agreement. The stockholder representative sought damages of $10.4 million. Further, on December 5, 2008, the stockholder representative amended his demand and added claims pertaining to the August 2008 milestone. In the claims, the stockholder representative asserted, among other claims, that we acted in bad faith in a manner that prevented the achievement of the milestone, and he sought damages of $12.8 million in connection with these additional claims. We disputed that the February 2008 milestone has been met and denied any wrongdoing with respect to the August 2008 milestone. In September 2009, the parties executed a settlement agreement and requested that the arbitration panel dismiss the matter with prejudice.

We are also currently involved in other legal proceedings in the ordinary course of our business operations. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. As of September 26, 2009, other than the matters described above, we have not recorded any significant accruals for contingent liabilities associated with our legal proceedings based on our belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions to our estimate of the potential liability could materially impact future results of operations.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for our common stock is the NASDAQ Global Market, on which it began trading in the first quarter of 2007. During the pendency of our application to list our common stock on the NASDAQ Global Market, our common stock was quoted on the Over-the-Counter Bulletin Board for less than a full quarterly period following our November 2006 corporate conversion.

Market Information

The following table reflects the high and low sales prices, or high and low bid prices, as applicable, rounded to the nearest penny, of our common stock as reported by The NASDAQ Global Market, as applicable, for each quarterly period in 2009 and 2008 in which our common stock was listed thereon, beginning with the listing date. Our common stock was listed on The NASDAQ Global Market, beginning on January 3, 2007 under the symbol “WAVE,” where it continues to trade.

	High	Low
2009:
Fourth Quarter	$1.09	$0.40
Third Quarter	1.45	0.30
Second Quarter	0.72	0.13
First Quarter	0.39	0.08

2008:
Fourth Quarter	$0.65	$0.08
Third Quarter	4.04	4.62
Second Quarter	7.15	4.15
First Quarter	5.91	4.48

On October 7, 2008, we received a Staff Deficiency Letter from NASDAQ notifying us that we were not in compliance with NASDAQ’s Marketplace Rule 5450(a)(1), or the Rule, because the closing bid price for our Common Stock had, for the preceding 30 consecutive business days, closed below the minimum $1.00 per share requirement for continued listing. In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), we were provided a period of 180 calendar days to regain compliance. On October 16, 2008, NASDAQ announced that they had suspended the enforcement of the Rule until January 19, 2009, and as a result, the period during which we had to regain compliance was extended to July 10, 2009. On July 15, 2009, NASDAQ announced that they had determined to continue the temporary suspension of the Rule until July 31, 2009, and as a result, the period during which we had to regain compliance was extended to January 21, 2010. On January 22, 2010, we received a Staff Determination letter from the Listing Qualifications Department of NASDAQ indicating that our common stock is subject to delisting from The NASDAQ Global Market because of non-compliance with the Rule, unless we request a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) by the close of business on January 29, 2010.  We have requested a hearing on the matter and such hearing has been scheduled for February 25, 2010.  Our common stock will remain listed on The NASDAQ Global Market pending the Panel’s final decision.  In connection with the hearing, we intend to submit a plan outlining our strategy for regaining compliance with the Rule, which we anticipate may include a reverse stock split.

Dividend Policy

We have never paid a dividend on our common stock and do not anticipate paying one in the foreseeable future. Pursuant to the terms of the Purchase Agreements governing our Senior Notes, Second Lien Notes and Third Lien Notes, we are restricted from paying dividends and making distributions to holders of our capital stock. In the event we are permitted to pay a dividend on our common stock, the payment of any future dividends will be at the discretion of our Board and will depend upon, among other things, our financial condition and capital needs, legal or contractual restrictions on the payment of dividends and other factors deemed pertinent by our Board.

Holders of our Series A Preferred Stock were entitled to receive quarterly dividends on the liquidation preference at a rate of 7.5% per annum. On October 9, 2008, we issued our Third Lien Notes in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We accrued for $22.8 million and $20.8 million in undeclared dividends during the years ended December 27, 2008, through the date of the exchange, and December 29, 2007, respectively.

For additional information on payment of and restrictions on dividends, please also refer to our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Repurchases of Common Stock

We did not repurchase any of our common stock during the year ended December 27, 2008.

Holders

As of February 3, 2010, there were approximately 1,102 holders of record of our common stock.

Certain provisions in our Certificate of Incorporation and Bylaws will have the effect of delaying, deferring or preventing a change of control of our Company. These provisions include that our directors serve staggered terms, and, pursuant to Delaware law, can only be removed for cause; stockholders cannot act by written consent and can only amend or repeal the bylaws by a supermajority vote of the issued and outstanding voting shares and our board of directors is authorized to issue preferred stock without stockholder approval. In addition, vacancies on our Board of Directors are filled only through a majority vote of the Board, and directors and officers are indemnified against losses that they may incur in investigations and legal proceedings resulting from their services to us, including in connection with takeover defense measures.

Securities Authorized for Issuance Under Equity Compensation Plan

We granted options exercisable to purchase 12,919,632 shares of our common stock through 411 stock option awards under all of our compensation plans during the nine-month period ended September 26, 2009.

Information about our equity compensation plans at September 26, 2009 is as follows:

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	17,422,865	$1.95	794,929
Equity compensation plans not approved by security holders (2)	3,431,104	$6.08	11,445,967
Total	20,853,969	$2.63	12,240,896

(1)
In June 2006, NextWave Wireless LLC unit holders approved 20 million Units (approximately 3,333,333 shares of our common stock) issuable upon the exercise of options to be granted pursuant to the NextWave Wireless LLC 2005 Units Plan (the “2005 Units Plan”).  The remaining Units issuable pursuant to the 2005 Units Plan were approved by the Bankruptcy Court in April 2005 in connection with the plan of reorganization of NextWave Telecom, Inc. and its subsidiaries, including NextWave Wireless LLC.  On November 13, 2006, NextWave Wireless LLC merged with and into NextWave Wireless Inc, and the 2005 Units Plan was assumed by NextWave Wireless Inc., becoming the 2005 Stock Incentive Plan.  In May of 2007, NextWave Wireless Inc. shareholders approved an amendment to the 2005 Stock Incentive Plan to increase the number of shares of common stock available for issuance from 12,500,000 to 27,500,000.  Thus, 18,333,333 shares of our common stock issued or available for issuance pursuant to grants under the 2005 Stock Incentive Plan have been approved by stockholders.

(2)
The remaining 9,166,667 shares of common stock issuable pursuant to the grant of options under the 2005 Stock Incentive Plan were approved in April 2005 by the Bankruptcy Court in connection with the plan of reorganization as described above.  The 2005 Stock Incentive Plan provides for the issuance of nonqualified stock options, or restricted, performance-based, bonus, phantom or other stock-based awards to directors, employees and consultants of NextWave. Thus, 9,166,666 shares of our common stock issued or available for issuance pursuant to grants under the 2005 Stock Incentive Plan have not been approved by shareholders.

In September 2005, we issued a warrant to purchase up to 500,000 shares of our common stock to Station 4, LLC, a private advisory company, as partial consideration for services to be provided to the Company under a three-year advisory services agreement. The warrants have an exercise price of $6.00 per share, and were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.  Stockholders did not approve the issuance of the warrants.

In July 2005, NextWave acquired PacketVideo Corporation, which became a wholly-owned subsidiary of the Company following the closing of the acquisition.  In August 2005, the Board of Directors of PacketVideo Corporation adopted the PacketVideo Corporation 2005 Equity Incentive Plan (the “PacketVideo Plan”), pursuant to which employees of PacketVideo Corporation  were authorized to receive up to 1,375,000 shares of our common stock upon the exercise of stock options and similar rights (after giving effect to the conversion described below).  The PacketVideo Plan was subsequently amended on two occasions to increase the aggregate number of authorized shares to a total of 1,833,333 shares of our common stock. Pursuant to the terms of the PacketVideo Plan, on January 3, 2007, when we listed our common stock on the NASDAQ Global Market, each outstanding option, exercised or not, under the PacketVideo Plan was automatically converted from an option or other award to purchase PacketVideo common stock into an option or other award to purchase shares of NextWave common stock.  The PacketVideo Plan was not approved by our stockholders.

Under the NASDAQ Marketplace Rules, listed issuers are permitted to grant compensatory equity to new employees for the purpose of inducing such persons to enter into an employment relationship with the issuer without stockholder approval.  Each of the GO Networks Employee Stock Bonus Plan, the IPWireless Stock Bonus Plan and the 2007 New Employee Stock Incentive Plan described below were adopted by NextWave without stockholder approval pursuant to the inducement exemption.

In connection with the acquisition by NextWave of GO Networks, Inc. in February 2007, NextWave adopted the GO Networks Employee Stock Bonus Plan, whereby a select group of employees of GO Networks, Inc. may receive up to an aggregate of $5.0 million in shares of NextWave common stock upon the achievement of certain operational milestones in the 18-month period subsequent to the closing of the acquisition.  The product shipment milestones were not achieved in 2008 and, accordingly, no bonuses have been earned under the plan.

In connection with the acquisition by NextWave of  IPWireless in May 2007, NextWave adopted the IPWireless Stock Bonus Plan, whereby a select group of employees of IPWireless may receive up to an aggregate of $7.0 million in shares of NextWave common stock upon the achievement of certain operational milestones measured for fiscal 2007, 2008 and 2009.  For the fiscal 2007 performance period, 543,486 shares were earned under the IPWireless Stock Bonus Plan.  On March 24, 2008 a net of 320,698 shares were paid out to participants.  222,788 Shares were withheld due to withholding tax payment obligations. In connection with our December 2008 sale of a controlling interest in IPWireless, the employees of IPWireless waived any continuing rights under the plan and, accordingly, no further bonuses are due and payable.

In February 2007, NextWave adopted the 2007 New Employee Stock Incentive Plan to offer shares of NextWave common stock for equity awards to new hires of the Company and its subsidiaries, including new employees who have joined the Company in connection with acquisitions.  The 2007 New Employee Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors of NextWave, and provides for the grant of up to 2,500,000 shares of NextWave common stock to new hires of the Company as compensatory equity aimed at inducing such persons to enter into an employment relationship with the Company.  This plan was then amended to provide up to 5,000,000 shares of NextWave common stock to new hires of the Company.

As of September 30, 2009, options to acquire a total of 141,425 shares of common stock have been granted under the 2007 New Employee Stock Incentive Plan, leaving 4,858,575 options available for future grant under the plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results could differ substantially from those anticipated by such forward-looking information due to a number of factors, including but not limited to risks described in the section entitled Risk Factors and elsewhere in this prospectus. Additionally, the following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus

As further discussed in Note 1 in our Notes to Consolidated Financial Statements included elsewhere in this prospectus, our consolidated financial statements for the years ended December 27, 2008 and December 29, 2007, as well as the financial information in the following discussion, have been adjusted for the retrospective application of Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin (“ARB”) No. 51. The financial information contained in the discussion below reflects only the adjustments described in Note 1 to our consolidated financial statements included elsewhere in this prospectus and does not reflect events occurring after April 1, 2009, the date of the original filing of our 2008 Annual Report on Form 10-K, or modify or update those disclosures that may have been affected by subsequent events.

OVERVIEW

First Nine Months of 2009 Highlights

•	Our revenues from continuing operations from our mobile multimedia segment for the first nine months of 2009 totaled $40.9 million compared to $48.0 million for the first nine months of 2008.

•
During the first nine months of 2009, we completed sales of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds (after deducting direct and incremental selling costs) of $26.7 million, and recognized net gains on the sales of $2.3 million. The net proceeds from the sales received after July 15, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest and net proceeds received prior to July 16, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
In July 2009 we issued additional Second Lien Notes due 2010 in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million. After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.

•
In July 2009 we sold a 35% noncontrolling interest in our PacketVideo subsidiary to NTT DOCOMO, Inc. ("DOCOMO"), a customer of PacketVideo, for $45.5 million. The net proceeds from this transaction were used in July 2009 to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
In July 2009 we sold certain of our owned Semiconductor business patents and patent applications to Wi-Lan Inc., a Canadian intellectual property company, for a cash payment of $2.5 million and recognized $2.5 million as a gain from business divestitures during the nine months ended September 26, 2009.

2008 Highlights

•	Our revenues from continuing operations for 2008 totaled $63.0 million compared to $36.3 million for 2007, reflecting continued growth in our Multimedia segment.

•
During the fourth quarter of 2008, we completed the sale of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $145.5 million, and recognized gains on these sales totaling $70.3 million. The net proceeds from the sale were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
On October 9, 2008, we issued the Second Lien Notes in the aggregate principal amount of $105.3 million. After payment of transaction-related fees and expenses, we received net proceeds of approximately $87.5 million to be used solely in connection with the ordinary course business operations and not for any acquisition of assets or businesses or other uses. Concurrently, we issued the Third Lien Notes in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any cash proceeds from the issuance of the Third Lien Notes.

•
In an effort to reduce our future working capital requirements and in order to comply with the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, we commenced the implementation of a global restructuring initiative, pursuant to which we completed the following actions in the second half of 2008:

▪	We sold a controlling interest in our IPWireless subsidiary for an upfront cash payment of approximately $1.1 million and future cash payments of up to $0.5 million.

▪
We shut down the operations of our network infrastructure businesses, which comprise our Networks segment, including the operations of our GO Networks and Cygnus subsidiaries and our Global Services and NextWave Network Support strategic business units.

▪
We initiated bankruptcy liquidation proceedings for three of our network infrastructure subsidiaries in Israel, Denmark and Canada to provide an orderly process for the discontinuance of operations and to advance our divestiture and cost reduction strategy.

▪
We retained Canaccord Adams to explore strategic transactions to preserve the value of our semiconductor business and eliminate the need to make on-going capital investments in or incur liabilities relating to this business. Subsequently, in the first quarter of 2009, due to the inability to identify any viable strategic transaction, we wound down our semiconductor operations and terminated 190 employees.

▪	We retained Goetz Partners to explore the sale of our WiMax Telecom business in Europe.

Several factors led to our decision to implement our global restructuring initiative, including adverse worldwide economic conditions, which we believe have adversely affected manufacturers of telecommunications equipment and technology and caused our Networks segment to experience lower than projected contract bookings and revenues. We believe these conditions have also led to a delay in global WiMAX network deployments that would adversely impact the timing and volume of projected commercial sales of our WiMAX semiconductor products.

Our Business and Operating Segments

NextWave Wireless Inc. is a holding company for mobile multimedia businesses and a significant wireless spectrum portfolio. As a result of our global restructuring initiative, our continuing operations are focused on two key segments: Multimedia, consisting of the operations of our wholly owned subsidiary PacketVideo, and Strategic Initiatives, focused on the management of our wireless spectrum interests.

In the second half of 2008, we commenced the implementation of our global restructuring initiative in an effort to reduce our working capital requirements, narrow our business focus and reorganize our operating units. Key results of this initiative include an approximately 53% reduction in our global workforce to date, the divestiture of our IPWireless network infrastructure business, the discontinuation of operations at our GO Networks, Cygnus, Global Services and NextWave Networks Products Support infrastructure businesses and our semiconductor business, and the closure of several facilities throughout the world. We anticipate that further implementation of our global restructuring initiative may result in additional headcount reductions and operating unit divestitures or discontinuations, including the divestiture or wind-down of our discontinued WiMax Telecom business. In July 2009, we sold our owned Semiconductor business patents and patent applications to Wi-Lan Inc., a Canadian intellectual property company for $2.5 million.

To further enhance our operational flexibility, on April 1, 2009, we obtained an amendment and waiver from the holders of our Senior Notes, Second Lien Notes, and Third Lien Notes that adjusts our minimum cash balance requirement from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a pari passu basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%. Additionally, on July 2, 2009, we issued additional Second Lien Notes due 2010 (the "Incremental Notes") in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million. After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.

Multimedia Segment

PacketVideo was founded in 1998 and supplies multimedia software and services to many of the world’s largest network operators and wireless handset manufacturers. These companies in turn use PacketVideo’s platform to offer music and video services on mobile handsets, generally under their own brands. To date, over 250 million PacketVideo-powered handsets have been shipped worldwide. PacketVideo has been contracted by some of the world’s largest carriers, such as Orange, DOCOMO, Rogers Wireless, TeliaSonera, TELUS Mobility, and Verizon Wireless to design and implement the embedded multimedia software capabilities contained in their handsets. PacketVideo’s software is compatible with virtually all network technologies including CDMA, GSM, WiMAX, LTE and WCDMA.

As mobile platforms evolve, PacketVideo continues to provide one of the leading multimedia solutions. PacketVideo is one of the original founding members of the Open Handset Alliance (“OHA”), led by Google. PacketVideo’s OpenCORE platform serves as the multimedia software subsystem for the OHA’s mobile device Android TM platform. In a similar vein, PacketVideo has been recognized for its support of the LiMO Foundation™ and their platform initiatives. We believe that by supporting the efforts of the OHA and LiMO Foundation™, PacketVideo is well positioned to market its full suite of enhanced software applications to Android and LiMO application developers.

In addition, since 2006 PacketVideo has offered software products for use on PCs, consumer electronics and other devices in the home. We believe that media consumption in the home and media consumption on mobile handsets is converging. PacketVideo’s TwonkyMedia product line is designed to capitalize on this trend. PacketVideo has invested in the development and acquisition of a wide range of technologies and capabilities to provide its customers with software solutions to enable home/office digital media convergence using communication protocols standardized by the Digital Living Network Alliance. The TwonkyMedia suite of products that provide for content search, discovery, organization and content delivery/sharing amongst consumer electronics products connected to an Internet Protocol-based network. This powerful platform is designed to provide an enhanced user experience by intelligently responding to user preferences based on content type, day-part, and content storage location. In addition, PacketVideo’s patented Digital Rights Management (“DRM”) solutions, already in use by many wireless carriers globally, represent a key enabler of digital media convergence by preventing the unauthorized access or duplication of multimedia content used or shared by PacketVideo-enabled devices. Additionally, PacketVideo is one of the largest suppliers of Microsoft DRM technologies for the wireless market today.

Although we believe that PacketVideo’s products are advantageous and well positioned for success, PacketVideo’s business largely depends upon volume based sales of devices into the market. The economic downturn in the global markets has affected consumer spending habits. PacketVideo’s customers and distribution partners, telecommunications companies and consumer electronics device manufacturers, are not immune to such uncertain and adverse market conditions. PacketVideo relies on these partners as distribution avenues for its developed products. Additionally, competitive pressures may cause further price wars in an effort to win or sustain business which will have an effect on overall margins and projections. If economic conditions continue to deteriorate, this may result in lower than expected sales volumes, resulting in lower revenue, gross margins, and operating income. In July 2009, a subsidiary of DOCOMO purchased a 35% noncontrolling interest in our PacketVideo subsidiary.  Pursuant to the definitive agreements, DOCOMO was granted certain rights in the event of future transfers of PacketVideo stock or assets, preemptive rights in the event of certain issuances of PacketVideo stock, and a call option exercisable under certain conditions to purchase the remaining shares of PacketVideo at an appraised value.  In addition, DOCOMO will have certain governance and consent rights applicable to the operations of PacketVideo.  DOCOMO has expressed its intent to exercise its call option, and the parties are currently engaged in preliminary discussions concerning such exercise.

Strategic Initiatives Segment

Our strategic initiatives business segment is engaged in the management of our global wireless spectrum holdings. Our total spectrum holdings consist of approximately ten billion MHz points-of-presence (“POPs”), covering approximately 216.2 million total POPs, with 107.3 million POPs covered by 20 MHz or more of spectrum, and an additional 90.6 million POPs covered by at least 10 MHz of spectrum. In addition, a number of markets, including much of the New York metropolitan region, are covered by 30 MHz or more of spectrum. Our domestic spectrum resides in the 2.3 GHz Wireless Communication Services (“WCS”), 2.5 GHz Broadband Radio Service (“BRS”)/Educational Broadband Service (“EBS”), and 1.7/2.1 GHz AWS bands and offers propagation and other characteristics suitable to support high-capacity, mobile broadband services.

Our international spectrum holdings include nationwide 3.5 GHz licenses in Austria, Croatia, Germany, Slovakia and Switzerland; a nationwide 2.0 GHz license in Norway; 2.3 GHz licenses in Canada; and 2.5 GHz licenses in Argentina and Chile, covering 145 million POPs.

We continue to pursue the sale of our wireless spectrum holdings and any sale or transfer of the ownership of our wireless spectrum holdings is subject to regulatory approval. We expect that we will be required to successfully monetize most of our wireless spectrum assets in order to retire our debt.

During the first nine months of 2009, we completed the sale of certain of our owned AWS spectrum licenses in the United States to a third party for net proceeds, after deducting direct and incremental selling costs, of $26.7 million, and recognized net gains on the sales of $2.3 million. The net proceeds from the sales received after July 15, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest and net proceeds received prior to July 16, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

To date, we have realized a positive return on the sale of the majority of our domestic AWS spectrum licenses. However, there can be no assurance that we will realize a similar return upon the sale of our remaining wireless spectrum holdings. The sale price of our wireless spectrum assets will be impacted by, among other things:

•	the FCC’s final resolution of ongoing proceedings regarding interference from satellite digital audio radio services to our WCS spectrum licenses;

•
the timing and associated costs of build out or substantial service requirements attached to our domestic and international spectrum licenses, where a failure to comply with these requirements could result in license forfeiture;

•	timing of closure of potential sales, in particular if it is necessary to accelerate the planned sale of certain of our spectrum licenses in order to meet debt payment obligations;

•	worldwide economic conditions which we believe have adversely affected manufacturers of telecommunications equipment and technology and led to a delay in global network deployments; and

•	availability of capital for prospective spectrum buyers, which has been negatively impacted by the downturn in the credit and financial markets.

As we have previously disclosed, our efforts to sell our wireless spectrum holdings on favorable terms has been delayed by current market conditions, as well as regulatory and other market activities involving potential buyers. We are continuing to have discussions with numerous parties who have expressed interest in our various spectrum assets. However, we believe that adverse economic conditions continue to affect potential purchasers of our wireless spectrum, and there can be no assurance as to the timing of further spectrum sales or the sales prices that will be attained.

RESULTS OF OPERATIONS

The results of operations of our Networks segment, which includes our GO Networks, IPWireless and Cygnus subsidiaries, and our Global Services and NextWave Network Product Support strategic business units, our Semiconductor segment and our WiMax Telecom business, have been reported as discontinued operations in the consolidated financial statements for all periods presented.

Comparison of Our First Nine Months of 2009 to Our First Nine Months of 2008 – Continuing Operations

Revenues

	Nine Months Ended
(in millions)	September 26, 2009	September 27, 2008	Increase (Decrease)
Revenues	$37.1	$48.0	$(10.9)
Revenues – related party	3.8	—	3.8
Total revenues	$40.9	$48.0	$(7.1)

Total revenues from continuing operations for the first nine months of 2009 were $40.9 million, as compared to $48.0 million for the first nine months of 2008, a decrease of $7.1 million. Total revenues for both periods primarily consist of revenues generated by our Multimedia segment. The decrease in revenues was attributable to an acceleration of $7.1 million in revenues from Sony Ericsson during the first nine months of 2008 resulting from a change in contract terms and cancellation of a non-recurring development project, a decrease in revenues of $1.0 million attributable to other Sony Ericsson non-recurring business, a decrease in revenues of $4.0 million relating to other customer cancellations, in addition to $0.8 million decrease in royalty revenues during the first nine months of 2009 resulting from a decline in unit sales of mobile subscribers, wireless operators and device manufacturers. Unit sales were adversely impacted by worldwide economic conditions which caused a softening in consumer demand for new devices and services. The decrease in revenues was partially offset by increased non-recurring technology development revenues of $5.8 million primarily resulting from the receipt of final acceptance from Google on technology development services performed in support of the Open Handset Alliance (“OHA”) in the first quarter of 2009.

Related party revenues represent sales of a version of PacketVideo’s multimedia player, to DOCOMO for installation into DOCOMO handset models. In July 2009, DOCOMO became a related party when its subsidiary purchased a 35% noncontrolling interest in our PacketVideo subsidiary.

Sales to three Multimedia customers, Verizon Wireless, DOCOMO and Google, accounted for 37%, 20%, and 14%, respectively, of our total revenues from continuing operations during the first nine months of 2009. Sales to Google primarily represent the completion of technology development deliverables in support of the OHA. We do not anticipate recognizing significant revenues associated with transactions with Google in future quarters. Sales to three Multimedia customers, Verizon Wireless, Sony Ericsson and DOCOMO, accounted for 37%, 17% and 17%, respectively, of our total revenues from continuing operations during the first nine months of 2008

In general, the financial consideration received from wireless carriers and mobile phone and wireless device manufacturers is primarily derived from a combination of technology development contracts, royalties, software support and maintenance and wireless broadband products.

We expect that revenues from our Multimedia segment for fiscal year 2009 will be affected by the current adverse worldwide economic conditions, and among other things, new product and service introductions, competitive conditions, customer marketing budgets for introduction of new subscriber products, the rate of expansion of our customer base, the build-out rate of wireless networks, price increases, subscriber device life cycles and demand for wireless data services.

Operating Expenses
	Nine Months Ended
(in millions)	September 26, 2009	September 27, 2008	Increase (Decrease)
Cost of revenues	$16.2	$14.6	$1.6
Cost of revenues – related party	0.1	—	0.1
Engineering, research and development	16.7	20.6	(3.9)
Sales and marketing	6.9	10.9	(4.0)
General and administrative	38.4	56.3	(17.9)
Asset impairment charges	30.0	2.3	27.7
Restructuring charges	3.8	3.3	0.5
Total operating expenses	$112.1	$108.0	$4.1

Cost of Revenues

Total cost of revenues from continuing operations as a percentage of the associated revenues for the first nine months of 2009 was 40%, as compared to 30% for the first nine months of 2008. The decline in gross margins during the first nine months of 2009 reflects a $2.3 million decrease in royalty revenues, which have minimal associated cost of revenue and the recognition of relatively high margin revenue for Sony Ericsson during the first nine months of 2008, which did not recur in 2009. Additionally, certain costs related to contract adjustments were recognized during the first nine months of 2009 which lowered overall gross margins.

Included in total cost of revenues during the first nine months of 2009 and 2008 is $2.2 million and $2.4 million of amortization of purchased intangible assets. Also included in total cost of revenues during the first nine months of 2009 and 2008 is $0.6 million and $0.3 million, respectively, of share-based compensation expense.

We believe that total cost of revenues as a percentage of revenue for future periods will be affected by, among other things, sales volumes, competitive conditions, product mix, changes in average selling prices, and our ability to make productivity improvements through continual cost reduction programs.

Engineering, Research and Development

The $3.9 million decrease in engineering, research and development expenses during the first nine months of 2009, as compared to the first nine months of 2008, is attributable primarily to a $2.0 million decrease in third party contract expenses and other operating expenses of our Multimedia segment resulting from cost reduction efforts during 2009, and reductions in our engineering, research and development expenses resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs. The compensation related costs incurred in relation to the employees terminated in connection with the restructuring are included in restructuring charges.

Included in engineering, research and development expenses during the first nine months of 2009 and 2008 is $0.8 million and $1.1 million, respectively, of share-based compensation expense.

We expect engineering, research and development expense to remain relatively flat throughout the remainder of 2009.

Sales and Marketing

The $4.0 million decrease in sales and marketing expenses from continuing operations during the first nine months of 2009, as compared to the first nine months of 2008, is primarily attributable to a $2.2 million decrease in the sales and marketing expenses of our Multimedia segment as a result of cost reduction actions implemented in the first quarter of 2009 and a $1.8 million decrease in our marketing expenses resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs. The compensation related costs incurred in relation to the employees terminated in connection with the restructuring are included in restructuring charges.

Included in sales and marketing expenses during each of the first nine months of 2009 and 2008 is $0.8 million of amortization of purchased intangible assets. Also included in sales and marketing expenses during each of the first nine months of 2009 and 2008 is $0.2 million of share-based compensation expense.

We expect sales and marketing expenses to remain relatively flat throughout the remainder of 2009.

General and Administrative

Of the $17.9 million decrease in general and administrative expenses from continuing operations during the first nine months of 2009, as compared to the first nine months of 2008, $19.0 million is attributable primarily to the cost reductions resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs, and the closure of certain facilities and $1.1 million is attributable to lower amortization expense resulting from our classification of our wireless spectrum licenses in Europe as assets held for sale, which, in accordance with accounting guidance for assets while held for sale, we are no longer amortizing. The costs incurred in connection with our global restructuring initiative, including compensation related costs incurred related to terminated employees, costs incurred related to vacated leased facilities and other restructuring related costs, are included in restructuring charges. This decrease was partially offset by a $2.2 million arbitration settlement expensed during the first nine of months of 2009 that was paid in October 2009 through the issuance of 2.5 million shares of our common stock to the former shareholders of GO Networks.

Included in general and administrative expenses during the first nine months of 2009 and 2008 is $6.6 million and $7.3 million, respectively, of amortization of finite-lived wireless spectrum licenses and $0.3 million and $0.4 million, respectively, of amortization of purchased intangible assets. Also included in general and administrative expenses during the first nine months of 2009 and 2008 is $2.3 million and $2.8 million, respectively, of share-based compensation expense.

We expect general and administrative expenses to remain relatively flat throughout the remainder of 2009.

Asset Impairment Charges

Through our continued efforts to sell our remaining domestic spectrum licenses and our wireless spectrum licenses in Germany, during the third quarter of 2009, we determined that the carrying value of these spectrum licenses exceeded their fair value based primarily on bids received and negotiations with third parties regarding the sale of these licenses, which led to our decision not to pursue build out obligations during this time period. Accordingly, during the first nine months of 2009, we wrote-down the carrying value of our domestic AWS spectrum licenses and our wireless spectrum license in Germany to their estimated fair value and recognized an asset impairment charge related to continuing operations of $29.8 million.

Additionally, during the first nine months of 2009, we recognized an asset impairment charge of $0.2 million related to certain long-lived and prepaid assets utilized by our corporate administration functions.

During the first nine months of 2008, we recognized an asset impairment charge of $2.3 million primarily related to leasehold improvements at vacated leased facilities.

We may incur additional asset impairment charges in the future as we continue to implement asset divestiture actions.

Restructuring Charges

In connection with the implementation of our global restructuring initiative, during the first nine months of 2009, our corporate support function incurred $0.3 million in employee termination costs, $1.0 million in lease abandonment and related facility closure costs and $2.5 million of costs related to the divestiture and closure of discontinued businesses.

During the first nine months of 2008, we terminated 252 employees worldwide and vacated three leased facilities in the United States and, accordingly, incurred employee termination costs of $0.8 million, lease abandonment charges of $1.7 million and other restructuring costs of $0.8 million related to continuing operations.

Gain on Sale of Wireless Spectrum Licenses

During the first nine months of 2009 and 2008, we completed sales of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $26.7 million and $35.8 million, and recognized net gains on the sales of $2.3 million and $19.3 million, respectively.

Interest Income

Interest income from continuing operations during the first nine months of 2009 was $0.4 million, as compared to $2.7 million during the first nine months of 2008, a decrease of $2.3 million resulting from the decline in our unrestricted and restricted cash, cash equivalents and marketable securities balances held by continuing operations during 2009.

Interest income in the future will be affected by changes in short-term interest rates and changes in our cash, cash equivalents and marketable securities balances, which may be materially impacted by divestitures and other financial activities.

Interest Expense

Interest expense from continuing operations during the first nine months of 2009 was $120.5 million, as compared to $45.9 million during the first nine months of 2008, an increase of $74.6 million. The increase is primarily attributable to $23.0 million of interest expense and interest accretion of the debt discount and issuance costs related to our Second Lien Notes, which were issued in October 2008, and $64.7 million in interest expense and interest accretion of the debt discount related to our Third Lien Notes, which were issued in October 2008, partially offset by $2.3 million in lower interest expense related to our Senior Notes resulting from redemptions of the Senior Notes since the fourth quarter of 2008 using the proceeds from sales of wireless spectrum licenses and $10.5 million which is attributable to consent fees paid during the first nine months of 2008 to withdraw $75.0 million from the cash reserve account related to our Senior Notes.

Interest expense from continuing operations will be impacted over the next twelve months by the timing and amount of redemptions of our Senior Notes using the proceeds from asset sales and other financial activities.

Other Income and Expense, Net

Other expense, net, from continuing operations during the first nine months of 2009 was $8.1 million, as compared to $3.4 million during the first nine months of 2008, an increase of $4.7 million. Changes in the estimated fair value of our embedded derivatives of $6.2 million and higher net foreign currency exchange losses of $1.0 million were partially offset by higher net unrealized gains of $3.0 million that were recognized to increase the carrying value of our auction rate securities and related rights to their estimated fair value.

Income Tax Benefit (Provision)

During the first nine months of 2009 and 2008 substantially all of our U.S. subsidiaries had net losses for tax purposes and, therefore, no material income tax provision or benefit was recognized for these subsidiaries. Certain of our controlled foreign corporations had net income for tax purposes based on cost sharing and transfer pricing arrangements with our United States subsidiaries in relation to research and development expenses incurred.

Our effective income tax rate during the first nine months of 2009 was (0.4)% resulting in a $0.7 million income tax benefit, on our pre-tax loss of $197.2 million, The net income tax benefit consists of a $1.1 million benefit from the effect of the change in the effective income tax rate on the deferred tax liabilities associated with indefinite life intangible assets, partially offset by a provision of $0.1 million that was primarily related to income taxes of certain controlled foreign corporations and a provision of $0.3 million that was related to foreign withholding tax on royalty payments received from our PacketVideo customers.

Our effective income tax rate during the first nine months of 2008 was 0.7%, resulting in a $0.6 million income tax provision on our pre-tax loss of $87.3 million. The income tax provision consists of $0.3 million of income taxes related to our controlled foreign corporations and $0.3 million for foreign withholding tax on royalty payments received from certain PacketVideo customers.

Noncontrolling Interest

On July 2, 2009, we sold a 35% noncontrolling interest in our PacketVideo subsidiary to DOCOMO, a customer of PacketVideo. During the first nine months of 2009, the net loss from continuing operations attributable to noncontrolling interest in subsidiary totaled $1.0 million and represents DOCOMO’s share of PacketVideo’s net loss from July 2, 2009 to September 26, 2009.

Segment Results

Results for our continuing operating segments for the first nine months of 2009 and 2008 are as follows.

(in millions)	Multimedia	Strategic Initiatives	Other or Unallocated	Consolidated
For the Nine Months Ended:
September 26, 2009
Revenues from external customers	$37.0	$0.1	$—	$37.1
Revenues – related party	3.8	—	—	3.8
Loss from operations	(7.0)	(35.2)	(26.7)	(68.9)
Significant non-cash items included in loss from operations above:
Depreciation and amortization expense	4.3	6.6	0.1	11.0
Asset impairment charges	—	29.8	0.2	30.0
Restructuring charges	0.1	—	3.7	3.8
September 27, 2008
Revenues from external customers	$48.0	$—	$—	$48.0
Income (loss) from operations	(4.5)	8.9	(45.1)	(40.7)
Significant non-cash items included in loss from operations above:
Depreciation and amortization expense	4.7	7.3	3.1	15.1
Asset impairment charges	—	—	2.2	2.2
Restructuring charges	0.1	—	3.2	3.3

Multimedia

Total revenues for the Multimedia segment decreased $7.2 million during the first nine months of 2009 when compared to the same period in 2008.

The $7.1 million decrease in revenues during the first nine months of 2009 was attributable to an acceleration of $7.1 million in revenues from Sony Ericsson during the first nine months of 2008 resulting from a change in contract terms and cancellation of a non-recurring development project, a decrease in revenues of $1.0 million attributable to other Sony Ericsson non-recurring business, a decrease in revenues of $4.0 million relating to other customer cancellations, in addition to a $0.8 million decrease in royalty revenues during the first nine months of 2009 resulting from a decline in unit sales of mobile subscribers, wireless operators and device manufacturers. The decrease in revenues was partially offset by increased non-recurring technology development revenues of $5.8 million primarily resulting from the receipt of final acceptance from Google on technology development services performed in support of the OHA in the first quarter of 2009.

Loss from operations for the Multimedia segment increased $2.5 million during first nine months of 2009 and was attributable to the decrease in revenues of $7.2 million, described above, partially offset by decreases in the operating expenses of our Multimedia segment as a result of cost reduction actions implemented during 2009.

Strategic Initiatives

Loss from operations for the Strategic Initiatives segment increased $44.1 million during the first nine months of 2009 when compared to the same period in 2008. The increase during the first nine months of 2009 is primarily attributable to $29.8 million in asset impairment charges related to certain of our domestic AWS spectrum licenses and our Germany wireless spectrum license and lower net gains on our sales of wireless spectrum licenses of $17.0 million, partially offset by lower operating expenses resulting from cost reduction actions implemented in the first six months of 2009.

Other or Unallocated

The loss from operations classified as Other or Unallocated decreased $18.4 million during the first nine months of 2009 and is primarily attributable to the corporate cost reductions resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs, and the closure of certain facilities. These decreases were partially offset by a $2.2 million arbitration settlement paid in October 2009 through the issuance of 2.5 million shares of our common stock to the former shareholders of GO Networks.

Comparison of Our First Nine Months of 2009 to Our First Nine Months of 2008 – Discontinued Operations

The results of operations of our discontinued Networks and Semiconductor segments and WiMax Telecom business are as follows:

	Nine Months Ended
(in millions)	September 26, 2009	September 27, 2008	Increase (Decrease)
Revenues	$4.4	$48.0	$(43.6)
Operating expenses:
Cost of revenues	4.8	54.8	(50.0)
Engineering, research and development	2.4	103.0	(100.6)
Sales and marketing	1.1	20.9	(19.8)
General and administrative	3.4	19.0	(15.6)
Asset impairment charges	33.7	169.9	(136.2)
Restructuring charges	5.1	4.8	0.3
Total operating expenses	50.5	372.4	(321.9)
Net gain on business divestitures	3.2	—	3.2
Loss from operations	(42.9)	(324.4)	281.5
Other income and (expense), net	(0.2)	0.5	(0.7)
Loss before income taxes	(43.1)	(323.9)	280.8
Income tax benefit (provision)	0.2	(1.0)	1.2
Loss from discontinued operations	$(42.9)	$(324.9)	$282.0

Revenues

The $43.6 million decrease in revenues from discontinued operations during the first nine months of 2009 was primarily attributable to our divestiture of our IPWireless subsidiary in December 2008.

Cost of Revenues

The $50.0 million decrease in cost of revenues from discontinued operations during the first nine months of 2009 was primarily attributable to our divestiture of our IPWireless subsidiary and the discontinuation of operations at our GO Networks subsidiary in the fourth quarter of 2008.

Engineering, Research and Development

The $100.6 million decrease in engineering, research and development expenses from discontinued operations during the first nine months of 2009 is primarily attributable to our divestiture of our IPWireless subsidiary and the discontinuation of operations at our GO Networks subsidiary in the fourth quarter of 2008, and the shutdown of the operations of our semiconductor business in the first quarter of 2009. The compensation related costs incurred in relation to the employees terminated in connection with the shutdown of our semiconductor business are included in restructuring charges.

Sales and Marketing

The $19.8 million decrease in sales and marketing expenses from discontinued operations during the first nine months of 2009 is primarily attributable our divestiture of our IPWireless subsidiary and the discontinuation of operations at our GO Networks subsidiary in the fourth quarter of 2008, and the shutdown of the operations of our semiconductor business in the first quarter of 2009. The compensation related costs incurred in relation to the employees terminated in connection with the shutdown of our semiconductor business are included in restructuring charges.

General and Administrative

The $15.6 million decrease in general and administrative expenses from discontinued operations during the first nine months of 2009, respectively, is primarily attributable to our divestiture of our IPWireless subsidiary and the discontinuation of operations at our GO Networks subsidiary in the fourth quarter of 2008, and lower operating expenses at our WiMax Telecom subsidiary resulting from cost reduction actions implemented in the first quarter of 2009.

Asset Impairment Charges

Through our continued efforts to sell our wireless spectrum licenses in Europe and Chile, during the third quarter of 2009, we determined that the carrying value of these spectrum licenses exceeded their fair value based primarily on bids received and negotiations with third parties regarding the sale of these licenses, which led to our decision not to pursue build out obligations in Europe during this time period. Accordingly, during the first nine months of 2009, we wrote-down the carrying value of our wireless spectrum licenses in Europe and Chile to their estimated fair value and recognized asset impairment charges of $22.4 million.

In connection with the implementation of our global restructuring initiative, we continue to review our long-lived assets for impairment and, during the first nine months of 2009, determined that indicators of impairment were present for the long-lived assets in our discontinued WiMax Telecom and semiconductor businesses. We performed an impairment assessment of these assets and concluded that their carrying value exceeded their fair value. Accordingly, during the first nine months of 2009, we recognized asset impairment charges of $ $9.7 million.

During the first nine months of 2009 we wrote-off the remaining net book value of the purchased customer base intangible asset of WiMax Telecom as indicators of impairment existed, and, as a result of this write-off, we recognized a non-cash asset impairment charge of $1.6 million during the first nine months of 2009.

In connection with the implementation of our global restructuring initiative in the third quarter of 2008, we recognized an impairment loss of $167.7 million during the third quarter of 2008 for goodwill, intangible asset and certain other long-lived assets related to our Networks segment

The impairment loss of $169.9 million that we recognized during the first nine months of 2008 also reflects the $2.2 million impairment loss we recognized in the second quarter of 2008 related to an office building we own in Nevada.

Restructuring Charges

In connection with the implementation of our global restructuring initiative, during the first nine months of 2009, we incurred $4.6 million of employee termination costs, and $0.6 million in contract termination costs related to our discontinued operations. The employee termination costs incurred in the first nine months of 2009 primarily resulted from the termination of 230 employees upon the shutdown of our semiconductor business.

 In connection with the implementation of our global restructuring initiative in the third quarter of 2008, we terminated 151 employees in our Networks segment and incurred employee termination costs of $4.4 million and lease abandonment charges of $0.4 million during the first nine months of 2008.

Other Expense, Net

Other expense, net, during first nine months of 2009 increased from other income, net, of $0.5 million in 2008 to other expense, net, of $0.2 million, an increase in expense of $0.7 million and was primarily attributable to $0.5 million in lower net foreign currency exchange rate gains and $0.1 million in lower interest income recognized during the first nine months of 2009.

Comparison of Our Fiscal Year Ended December 27, 2008 to Our Fiscal Year Ended December 29, 2007 – Continuing Operations

Revenues

Total revenues from continuing operations for 2008 were $63.0 million, as compared to $36.3 million for 2007, an increase of $26.7 million. Total revenues for both periods consist entirely of revenues generated by our Multimedia segment. The increase in revenues was attributable to unit sales growth and increased market penetration of mobile subscriber services by our customer base, which includes wireless operators and device manufacturers.

Sales to three Multimedia customers, Verizon Wireless, NTT DoCoMo and Sony Ericsson, accounted for 38%, 17%, and 14%, respectively, of our total revenues from continuing operations during 2008. Sales to one Multimedia customer, Verizon Wireless, accounted for 64% of our total revenues from continuing operations during 2007.

Operating Expenses
	Years Ended
(in millions)	December 27, 2008	December 29, 2007	Increase (Decrease)
Cost of technology licensing and service revenues	$18.8	$17.1	$1.7
Engineering, research and development	27.8	24.4	3.4
Sales and marketing	12.6	14.0	(1.4)
General and administrative	67.9	76.0	(8.1)
Restructuring charges	7.6	—	7.6
Asset impairment charges	6.8	—	6.8
Purchased in-process research and development	—	0.9	(0.9)
Total operating expenses	$141.5	$132.4	$9.1

Cost of Technology, Licensing and Service Revenues

Cost of technology licensing and service revenues from continuing operations as a percentage of the associated revenues for 2008 was 30%, as compared to 47% for 2007. The improvement in gross margins in 2008 reflects a $15.4 million increase in technology licensing and royalty fee revenues in our Multimedia segment, which have minimal associated cost of revenue.

Included in cost of technology licensing and service revenues in 2008 and 2007 is $3.1 million and $2.6 million, respectively, of amortization of purchased intangible assets. Also included in cost of technology, licensing and service revenues in 2008 and 2007 is $0.4 million and $0.2 million, respectively, of share-based compensation expense.

Engineering, Research and Development

The $3.4 million increase in engineering, research and development expenses from continuing operations during 2008 is primarily attributable to our Multimedia segment and is due to an increase in the costs of the ongoing development of multimedia software applications, media content management platforms and content delivery services, mainly through increased engineering headcount, including contractors.

Included in engineering, research and development expenses in each of 2008 and 2007 is $0.2 million of amortization of purchased intangible assets. Also included in engineering, research and development expenses in 2008 and 2007 is $1.2 million and $1.5 million, respectively, of share-based compensation expense.

Sales and Marketing

The $1.4 million decrease in sales and marketing expenses from continuing operations during 2008 is primarily attributable to a $2.1 million decrease in corporate marketing expenses resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs, offset by an $0.7 million increase in sales and marketing expenses in our Multimedia segment due primarily to the expansion of marketing efforts. The compensation related costs incurred in relation to the employees terminated in connection with the restructuring are included in restructuring charges.

Included in sales and marketing expenses in 2008 and 2007 is $1.1 million and $1.0 million, respectively, of amortization of purchased intangible assets. Also included in sales and marketing expenses in 2008 and 2007 is $0.3 million and $0.5 million, respectively, of share-based compensation expense.

General and Administrative

The $8.1 million decrease in general and administrative expenses from continuing operations during 2008 is primarily attributable to the corporate cost reductions resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs. The compensation related costs incurred in relation to the employees terminated in connection with the restructuring are included in restructuring charges. The decrease is also attributable to a decline in professional fees, due to a higher level of mergers and acquisition activity in 2007, and lower employee recruitment expenses, offset by a $3.6 million increase in amortization of purchased intangible assets, primarily wireless spectrum license assets resulting from the acquisition of additional wireless spectrum licenses in North America and Europe during 2007, and increased general and administrative expenses associated with the establishment of a shared services office in Europe.

Included in general and administrative expenses in 2008 and 2007 is $9.8 million and $6.3 million, respectively, of amortization of finite-lived wireless spectrum licenses, and $0.5 million and $0.4 million, respectively, of amortization of purchased intangible assets. Also included in general and administrative expenses in 2008 and 2007 is $3.3 million and $3.4 million, respectively, of share-based compensation expense.

Restructuring Charges

In connection with the implementation of our global restructuring initiative, during 2008, our continuing operations terminated 55 employees worldwide and vacated four leased facilities. As a result, we incurred $1.8 million in employee termination costs, $1.6 million in lease liability and related facility closure costs and $4.2 million in other related costs, including contract termination costs, selling costs and legal fees.

Asset Impairment Charges

In connection with the implementation of our global restructuring initiative, we reviewed our long-lived assets for impairment and determined that indicators of impairment were present for certain long-lived assets utilized by our corporate administration functions. We performed an impairment assessment of these assets and concluded that the carrying value of certain of the assets exceeded their fair value. Accordingly, during 2008, we recognized an asset impairment charge of $6.8 million.

Purchased In-Process Research and Development

Purchased in-process research and development in 2007 consisted entirely of the assigned value of the video and audio software for handsets development project purchased through our acquisition of SDC Secure Digital Container AG (“SDC”) in January 2007. The value allocated to purchased in-process research and development was based on projects that had not reached technological feasibility and had no alternative future uses and was determined through established valuation techniques used in the high technology industry. The value of the purchased in-process research and development from the SDC acquisition was expensed at the date of acquisition.

Gain on Sale of Wireless Spectrum Licenses

During the fourth quarter of 2008, we completed the sale of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $145.5 million, and recognized gains on these sales totaling $70.3 million. The net proceeds from the sale were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

Interest Income

Interest income from continuing operations for 2008 was $3.0 million, as compared to $15.8 million for 2007, a decrease of $12.8 million. The decrease is primarily due to the decline in our unrestricted and restricted cash, cash equivalents and marketable securities balances held by continuing operations during 2008.

Interest Expense

Interest expense from continuing operations for 2008 was $99.3 million, as compared to $46.0 million for 2007, an increase of $53.3 million. The increase in interest expense is primarily attributable to $10.5 million in consent fees paid during 2008 to withdraw the full $75.0 million from the cash reserve account related to the Senior Notes, $19.0 million in higher interest accretion of the debt discount and issuance costs related to our Senior Notes, including $11.9 million representing the debt discount and debt issuance costs related to principal redeemed using the proceeds from the sales of wireless spectrum and $6.8 million representing the 5% premium paid upon redemption, $5.7 million in interest and interest accretion of the debt discount and issuance costs related to our Second Lien Notes and $17.7 million in interest and interest accretion of the discount related to our Third Lien Notes. The remainder of the increase consists primarily of higher accretion of discounted wireless spectrum license lease liabilities acquired during 2008 and 2007 and interest on debt assumed and guaranteed by us in connection with our acquisitions during 2007.

Other Income (Expense), Net

Other expense, net, for 2008 was $2.4 million, as compared to $1.0 million for 2007, an increase of $1.4 million. The increase in other expense, net is due primarily to the change in the fair value of the embedded derivatives on our Second Lien Notes and Third Lien Notes issued in October 2008.

Provision for Income Taxes

During 2008, substantially all of our U.S. subsidiaries generated taxable losses and, therefore, no material income tax provision or benefit was recognized for these subsidiaries. However, certain of our controlled foreign corporations generated taxable income as a result of cost sharing and transfer pricing arrangements with our U.S. subsidiaries in relation to research and development expenses incurred. Our effective income tax rate for continuing operations for 2008 was (1.2)%, resulting in a $1.3 million income tax benefit on our pre-tax loss of $106.8 million. The income tax benefit consists of a $2.4 million benefit from the effect of the change in the effective income tax rate on the deferred tax liabilities associated with indefinite-lived intangible assets, offset by $0.7 million of income taxes related to our controlled foreign corporations and $0.4 million for foreign withholding tax on royalty payments received from certain PacketVideo customers.

The effective income tax rate for continuing operations for 2007 was 1.0%, resulting in a $1.3 million income tax provision in 2007 on our pre-tax loss of $127.3 million, which primarily relates to income taxes in foreign jurisdictions.

Noncontrolling Interest

Noncontrolling interest during 2007 represents the minority shareholder’s share of losses to the extent of their capital contributions in Inquam Broadband Holding Ltd. (“Inquam”). In October 2007, we acquired the remaining minority interest ownership in Inquam.

Segment Results

During 2007, after a series of acquisitions, we reorganized our businesses into four reportable segments on the basis of products, services and strategic initiatives. Our two continuing reportable segments are Multimedia and Strategic Initiatives. As described elsewhere, as a result of the implementation of our global restructuring initiative, we have divested our Networks segment, and will divest our Semiconductor segment and our WiMax Telecom business, either through sale, dissolution or closure. Accordingly, we have reported the results of operations for our entire Networks and Semiconductor segments and our WiMax Telecom business, which was included in our Strategic Initiatives segment, as discontinued operations for all periods presented.

Results for our continuing operating segments for 2008 and 2007 are as follows:

(in millions)	Multimedia	Strategic Initiatives	Other or Unallocated	Consolidated
For the Years Ended:
December 27, 2008
Revenues from external customers	$63.0	$—	$—	$63.0
Income (loss) from operations	(5.5)	55.9	(58.6)	(8.2)
Significant non-cash items included in loss from operations above:
Depreciation and amortization expense	6.2	9.7	4.1	20.0
Restructuring charges	0.2	—	7.4	7.6
Asset impairment charges	—	—	6.8	6.8
December 29, 2007
Revenues from external customers	$36.3	$—	$—	$36.3
Loss from operations	(24.8)	(10.6)	(60.7)	(96.1)
Significant non-cash items included in loss from operations above:
Depreciation and amortization expense	5.0	6.3	3.9	15.2
Purchased in-process research and development costs	0.9	—	—	0.9

Multimedia

Revenues for the Multimedia segment increased $26.7 million during 2008 and resulted primarily from unit sales growth and increased market penetration of mobile subscriber services by our customer base, which includes wireless carriers and mobile phone and wireless device manufacturers.

Loss from operations for the Multimedia segment decreased $19.3 million during 2008 and was primarily attributable to the $15.4 million increase in technology licensing and royalty fee revenues recognized by our Multimedia segment since these revenues have minimal associated costs.

Strategic Initiatives

During 2008, the Strategic Initiatives segment generated income from operations of $55.9 million, as compared to a loss from operations of $10.6 million for 2007. The income from operations generated in 2008 and the decrease in loss from operations during 2008 is a result of the gain on sale of wireless spectrum licenses of $70.3 million recognized during 2008, partially offset by a $3.5 million increase in amortization of purchased intangible assets, primarily wireless spectrum license assets resulting from the acquisition of additional wireless spectrum licenses in North America and Europe during 2007.

Other or Unallocated

The loss from operations classified as Other or Unallocated decreased $2.1 million during 2008. The decrease in loss from operations during 2008 is primarily attributable to the corporate cost reductions resulting from the global restructuring initiative we implemented in the second half of 2008, which included reductions in workforce and certain overhead and discretionary costs.

Comparison of Our Fiscal Year Ended December 27, 2008 to Our Fiscal Year Ended December 29, 2007 – Discontinued Operations

The results of operations of our discontinued Networks and Semiconductor segments and WiMax Telecom business are as follows:

	Years Ended
(in millions)	December 27, 2008	December 29, 2007	Increase (Decrease)
Technology licensing and service revenues	$4.9	$1.9	$3.0
Hardware revenues	57.3	20.9	36.4
Total revenues	62.2	22.8	39.4
Operating expenses:
Cost of technology licensing and service revenues	8.8	4.9	3.9
Cost of hardware revenues	53.0	41.2	11.8
Engineering, research and development	116.5	125.4	(8.9)
Sales and marketing	22.7	15.7	7.0
General and administrative	22.7	16.7	6.0
Asset impairment charges	40.2	—	40.2
Restructuring charges	7.8	—	7.8
Purchased in-process research and development	—	11.2	(11.2)
Total operating expenses	271.7	215.1	56.6
Loss on business divestitures	(118.4)	—	(118.4)
Loss from operations	(327.9)	(192.3)	(135.6)
Other income (expense), net	0.8	(0.9)	1.7
Loss before provision for income taxes	(327.1)	(193.2)	(133.9)
Income tax benefit (provision)	3.4	0.6	2.8
Net loss attributable to NextWave	$(323.7)	$(192.6)	$(131.1)

Technology licensing and service revenues

The $3.0 million increase in technology licensing and service revenues from discontinued operations during 2008 was attributable to an increase in technology licensing and service revenues recognized during 2008 primarily from customer subscriptions for the WiMAX network operated by our WiMax Telecom subsidiary, which we acquired in July 2007.

Hardware Revenues

The $36.4 million increase in hardware revenues from discontinued operations was primarily attributable to our fiscal year 2008 reflecting a full year of revenues from our IPWireless subsidiary, which we acquired in May 2007.

Cost of Technology Licensing and Service Revenues

The $3.9 million increase in cost of technology licensing and service revenues from discontinued operations during 2008 was attributable to a $3.2 million increase in technology licensing and services cost of revenues primarily related to costs to operate and maintain the WiMAX network being operated by our WiMax Telecom subsidiary.

Included in cost of technology licensing and services revenues during 2008 and 2007 is $1.2 million and $1.4 million, respectively, of amortization of purchased intangible assets.

Cost of Hardware Revenues

The $11.8 million increase in cost of hardware revenues from discontinued operations during 2008 primarily reflects a full year of sales from our IPWireless subsidiary and the write-off of the remaining deferred cost of revenues of GO Networks since we do not anticipate realizing the associated deferred revenues.

We used third-party subcontractors to manufacture the products sold by our Networks segment and these costs made up the substantial majority of cost of revenues.

Included in cost of hardware revenues in 2008 and 2007 is $9.0 million and $9.5 million, respectively, of amortization of purchased intangible assets primarily resulting from our acquisitions of IPWireless and GO Networks in 2007.

Engineering, Research and Development

The $8.9 million decrease in engineering, research and development expenses from discontinued operations during 2008 is primarily attributable to the global restructuring initiative that we implemented in the second half of 2008, which included workforce reductions, scaling back certain research and development programs and shutting down certain business units. The compensation related costs incurred in relation to the employees terminated in connection with the restructuring are included in restructuring charges.

Included in engineering, research and development expenses in 2008 and 2007 is $0.4 million and $0.8 million, respectively, of amortization of purchased intangible assets primarily resulting from our acquisitions of IPWireless and GO Networks in 2007. Also included in engineering, research and development expenses in 2008 and 2007 is $2.5 million and $7.4 million, respectively, of share-based compensation expense.

Sales and Marketing

Of the $7.0 million increase in sales and marketing expenses from discontinued operations during 2008, $1.9 million reflects a full year of sales and marketing expenses at our IPWireless subsidiary, acquired in May 2007, $2.8 million relates to our establishment of a Latin America sales and marketing operation in the second half of 2007 and $3.9 million reflects the initial establishment of a sales and marketing organization in our Semiconductor segment in the third quarter of 2007, offset by $1.6 million in decreased expenses in our Networks segment resulting from the global restructuring initiative that we implemented in the second half of 2008, which included workforce reductions. The compensation related costs incurred in relation to the employees terminated in connection with the restructuring are included in restructuring charges.

Included in sales and marketing expenses in 2008 and 2007 is $1.1 million and $1.0 million, respectively, of amortization of purchased intangible assets primarily resulting from our acquisitions of IPWireless, GO Networks and WiMax Telecom in 2007. Also included in sales and marketing expenses in 2008 and 2007 is $1.3 million and $1.9 million, respectively, of share-based compensation expense.

General and Administrative

The $6.0 million increase in general and administrative expenses from discontinued operations during 2008 primarily reflects a full year of general and administrative expenses at our IPWireless, GO Networks and WiMax Telecom subsidiaries, acquired in 2007.

Included in general and administrative expenses in 2008 and 2007 is $3.6 million and $1.2 million, respectively, of amortization of purchased intangible assets. Also included in general and administrative expenses in 2008 and 2007 is $(0.2) million and $1.0 million, respectively, of share-based compensation expense (credits).

Asset Impairment Charges

In connection with the implementation of our global restructuring initiative, we reviewed the goodwill and long-lived assets of our Networks and Semiconductor segments and our WiMax Telecom business for impairment and determined that indicators of impairment were present for the goodwill, intangible assets and certain other long-lived assets. We performed an impairment assessment of these assets and concluded that the carrying value of certain of the assets exceeded their fair value. Accordingly, during 2008, we recognized an asset impairment charge of $40.2 million related to our discontinued operations.

Restructuring Charges

In connection with the implementation of our global restructuring initiative, we terminated approximately 349 employees in our Networks segment and vacated two leased facilities. Accordingly, during 2008, we incurred employee termination costs of $6.2 million, lease abandonment charges of $0.9 million and $0.7 million in contract termination costs related to our discontinued operations.

Purchased In-Process Research and Development

Purchased in-process research and development during 2007 of $11.2 million consists of the assigned value of IPWireless’s SoC3 wireless device chip development project. The value allocated to purchased in-process research and development was based on projects that had not reached technological feasibility and had no alternative future uses and were determined through established valuation techniques used in the high technology industry. The value of the purchased in-process research and development was expensed at the respective dates of acquisition.

Loss on Business Divestitures

Loss on business divestitures relates to the losses realized upon our sale of IPWireless and the liquidation through bankruptcy of our network infrastructure businesses in Israel, Canada and Denmark in the fourth quarter of 2008. The loss from the divestiture of these businesses consists of $120.3 million of previously recognized asset impairment charges and $3.7 million of previously recognized inventory write-downs, offset by $5.6 million from the deconsolidation of the remaining net liabilities of the divested businesses.

Other Income (Expense), Net

Other income, net during 2008 was $0.8 million, as compared to other expense, net of $0.9 million for 2007, an increase of $1.7 million. The increase of $1.7 million was primarily attributable to higher net foreign currency exchange rate gains recognized during 2008 due to the strengthening of the value of the U.S. dollar.

Income Tax Provision

The effective income tax rate for discontinued operations for 2008 was (1.0)%, resulting in a $3.4 million income tax benefit in 2008 on pre-tax loss from discontinued operations of $327.1 million, which primarily relates to the effect of the change in the effective income tax rate on the deferred tax liabilities associated with indefinite-lived intangible assets.

The effective income tax rate for discontinued operations for 2007 was (0.3)%, resulting in a $0.6 million income tax benefit in 2007 on pre-tax loss from discontinued operations of $193.2 million, which primarily relates to income taxes related to our controlled foreign corporations.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations, business combinations, strategic investments and wireless spectrum license acquisitions primarily with the $550.0 million in cash received in our initial capitalization in April 2005, the net proceeds of $295.0 million from the issuance of the Senior Notes in July 2006, the net proceeds of $351.1 million from our issuance of Series A Preferred Stock in March 2007 and the net proceeds of $101.0 million from our issuance of the Second Lien Notes in October 2008 and July 2009. Our total unrestricted cash, cash equivalents and marketable securities held by continuing operations totaled $22.2 million at September 26, 2009. We had a net working capital deficit of $105.3 million at September 26, 2009, reflecting a negative impact of $155.0 million attributable to the maturity of our Senior Notes in July 2010.

Our Senior Notes require payments of approximately $164.1 million in principal plus accrued interest in July 2010 and our Second Lien Notes require payment of approximately $135.7 million in principal plus accrued interest in December 2010. Our cash reserves and cash generated from operations are not sufficient to meet these payment obligations. We must consummate sales of our wireless spectrum assets yielding proceeds that are sufficient to retire this indebtedness or renegotiate the maturity of our secured notes and/or seek to refinance such indebtedness. Currently, we are in discussion with certain holders of our secured notes regarding the extension of the maturity of such notes. There can be no assurance that we will be able to extend the maturity of our secured notes or that asset sales or any additional financing will be achievable on acceptable terms. If we are unable to renegotiate or pay our debt at maturity, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern and could require us to file for bankruptcy protection in the U.S.  Our financial statements do not include any adjustments related to the recovery of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

In an effort to reduce our future working capital requirements and in order to comply with the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, in the second half of 2008, our Board of Directors approved the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses and our semiconductor business. We have also taken other cost reduction actions. The actions completed as a result of our global restructuring initiative are described in more detail in Note 1 to our Condensed Consolidated Financial Statements in this prospectus under the heading Restructuring Initiative and Discontinued Operations.”

On July 2, 2009, we issued the Incremental Notes in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million. After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses. The purchaser of the Incremental Notes was Avenue AIV US, L.P., an affiliate of Avenue Capital Management II, L.P. ("Avenue Capital"). Robert Symington, a Senior Portfolio Manager with Avenue Capital, is a member of our Board of Directors. In July 2009, we issued warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share to the purchaser of the Incremental Notes.  On December 16, 2009, the Company received notice from Avenue Capital of the exercise of the warrants to purchase 45 million shares of our common stock at an exercise price of $0.01 per share. Pursuant to the notice and the terms of the respective warrant agreements, Avenue Capital requested the issuance of the shares based on an exercise price of $450,000 (the “Exercise Price”).  Based on a fair market value of the warrant shares (as determined in accordance with the respective warrant agreements) of $0.527915 per share of common stock of the Company, par value $0.001 per share (the “Common Stock”), the Exercise Price was paid in kind by subtracting 852,410 shares of Common Stock from the total number of warrant shares issuable to Avenue Capital.

Our Senior Notes, Second Lien Notes and Third Lien Notes require that the net proceeds from any sales or dispositions of assets be applied towards the repayment of the notes, rather than being used to fund our ongoing operations. Additionally, the Senior Notes and Second Lien Notes require that we maintain a minimum cash balance of $5.0 million (the “Minimum Balance Condition”). Failure to comply with the Minimum Balance Condition results in an immediate event of default.

In 2010, we have capital expenditure needs associated with certain build-out or substantial service requirements. These requirements apply to our licensed wireless spectrum, which generally must be satisfied as a condition of license renewal. The renewal deadline and the substantial service build-out deadline for our domestic WCS spectrum is July 21, 2010. We also have certain build-out requirements internationally in 2011, 2012 and 2013, and failure to make those service demonstrations could also result in license forfeiture. We plan to seek and enter into third party arrangements pursuant to which in exchange for access to certain of our spectrum, such parties would commit the financial resources necessary to meet our build-out requirements. We have obtained third party arrangements which we believe will allow us to satisfy our substantial service requirements with respect to our domestic WCS spectrum, but at this time there can be no assurance that such party will be able to complete its contractual requirements. Accordingly, we will seek to identify additional capital resources to enable us to perform such build-out obligations in the event such party is not able to perform.

We believe that the completion of the asset divestiture and cost reduction actions, our current cash and cash equivalents, projected revenues and cash flows from our Multimedia segment and payment of intercompany indebtedness related to our Multimedia segment, our ability to pay payment-in-kind interest as allowed under the current agreement, in lieu of cash interest, to the holders of 68% of the aggregate remaining outstanding principal balance of our Senior Notes and our third party arrangements with respect to our domestic WCS spectrum build-out requirements will allow us to meet our estimated operational cash requirements, other than the pending maturity of our Senior Notes as discussed above, at least through September 2010. Should we be unable to achieve the revenues and/or cash flows through September 2010 as contemplated in our operating plan, if there is a failure by our counterparty to perform its contractual obligations in respect of the WCS spectrum build-out, or if we were to incur significant unanticipated expenditures, including in respect of our performance of the WCS build-out, we will seek to identify additional capital resources including through use of our remaining $10 million incremental second lien notes debt basket and will implement certain additional actions to reduce our working capital requirements including staffing reductions, the deferral of capital expenditures associated with the build-out requirements of our international wireless spectrum licenses and further reductions in foreign operations.

Our long term operating success will depend on our ability to execute our divestiture programs in a timely manner, to obtain favorable cash flow from the growth and market penetration of our PacketVideo subsidiary, and optimally executing our wireless spectrum sale program so as to meet debt payment requirements.

The following table presents our working capital (deficit), and our cash and cash equivalents balances:

		Increase (Decrease)		Increase (Decrease)
		for the Nine Months Ended		for the Year Ended
(in millions)	September 26, 2009	September 26, 2009	December 27, 2008	December 27, 2008	December 29, 2007
Working capital (deficit)	$(105.3)	$(126.5)	$21.2	$(240.8)	$262.0
Cash and cash equivalents	$22.2	$(38.6)	$60.8	$14.5	$46.3
Marketable securities	—	—	—	(113.7)	113.7
Total cash, cash equivalents and marketable securities-continuing operations	22.2	(38.6)	60.8	(99.2)	160.0
Cash and cash equivalents - discontinued operations	0.8	0.1	0.7	(6.0)	6.7
Total cash, cash equivalents and marketable securities	$23.0	$(38.5)	$61.5	$(105.2)	$166.7

Uses of Cash, Cash Equivalents and Marketable Securities

The following table presents our utilization of cash, cash equivalents and marketable securities:

	Nine Months Ended		Years Ended
(in millions)	September 26, 2009	September 27, 2008	December 27, 2008	December 29, 2007
	(unaudited)	(unaudited)
Beginning cash, cash equivalents and marketable securities	$61.5	$166.7	$166.7	$200.7
Net operating cash used by continuing operations	(49.1)	(73.2)	(94.4)	(50.5)
Proceeds from the sale of noncontrolling interest in PacketVideo	45.5	—	—	—
Proceeds from the sale of wireless spectrum licenses	26.7	35.8	145.5	—
Payments on long-term obligations, excluding wireless spectrum lease obligations	(61.4)	(2.7)	(138.5)	(1.8)
Cash paid for acquisition of wireless spectrum licenses and subsequent lease obligations	(0.9)	(4.7)	(8.0)	(57.5)
Purchases of property and equipment	(1.8)	(2.7)	(2.9)	(9.2)
Proceeds from issuance of long-term obligations, net of issuance costs	13.5	21.5	109.0	—
Proceeds from the issuance of Series A Preferred Stock, net of issuance costs	—	—	—	351.1
Decrease in restricted cash	—	17.8	52.5	—
Net cash paid for business combinations, net of cash acquired and returned under claims	—	(0.3)	(0.3)	(104.1)
Other, net	—	(2.2)	(3.3)	(0.4)
Net operating, investing and financing cash used by discontinued operations	(11.0)	(144.5)	(164.8)	(161.6)
Ending cash, cash equivalents and marketable securities	23.0	11.5	61.5	166.7
Less: ending cash, cash equivalents and marketable securities-discontinued operations	(0.8)	(6.1)	(0.7)	(6.7)
Ending cash, cash equivalents and marketable securities-continuing operations	$22.2	$5.4	$60.8	$160.0

Significant Investing and Financing Activities During the First Nine Months of 2009

Significant investing activities during the first nine months of 2009 by our continuing operations included the following:

•
During the first nine months of 2009, we completed sales of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $26.7 million, and recognized gains on the sales totaling $2.3 million. The net proceeds from the sales received after July 15, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest and net proceeds received prior to July 16, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
In July 2009 we issued additional Second Lien Notes due 2010 in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million. After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.

•
In July 2009 we sold a 35% noncontrolling interest in our PacketVideo subsidiary to DOCOMO for $45.5 million. The net proceeds from this transaction were used in July 2009 to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
In July 2009 we sold certain of our owned Semiconductor business patents and patent applications to Wi-Lan Inc., a Canadian intellectual property company, for a cash payment of $2.5 million and recognized $2.5 million as a gain from business divestitures during the nine months ended September 26, 2009.

Significant Investing Activities in 2008

Significant investing activities during 2008 by our continuing operations included the following:

•
During the fourth quarter of 2008, we completed the sale of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $145.5 million, and recognized gains on these sales totaling $70.3 million. The net proceeds from the sale were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
We paid $50.0 million of additional purchase consideration to the selling shareholders of IPWireless as a result of the achievement of certain product shipment milestones in 2007 as specified in the acquisition agreement. Of the amount paid, $4.4 million was paid in cash and $45.6 million was paid through the issuance of approximately 9.0 million net shares of our common stock. Additionally, $4.9 million in cash was returned to us as a result of the settlement of our escrow claim in relation to the acquisition.

•
In April 2008, we acquired all of the outstanding equity interests of Southam Chile SA, a Chilean corporation, and Sociedad Televisora CBC Limitada, a Chilean limited liability company (collectively, “Southam Chile”), for cash, including closing costs, totaling $4.8 million, assumed liabilities of $3.8 million and additional cash payments of up to $1.7 million upon the occurrence of certain specified events prior to the third anniversary of the acquisition date.

•
Capital expenditures totaling $2.9 million, which were primarily related to capitalized costs incurred in the implementation of our enterprise resource planning system at certain of our subsidiaries acquired in 2007.

Significant Financing Activities in 2008

Significant financing activities during 2008 by our continuing operations included the following:

•
On October 9, 2008, we issued the Second Lien Notes in the aggregate principal amount of $105.3 million. After payment of transaction-related fees and expenses, we received net proceeds of approximately $87.5 million to be used solely in connection with the ordinary course business operations and not for any acquisition of assets or businesses or other uses. We also issued the Third Lien Notes in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any proceeds from the issuance of the Third Lien Notes.

•
During the fourth quarter of 2008, we completed the sale of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $145.5 million. The net proceeds from the sale were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

•
During 2008, under the terms of the amended purchase agreement for the Senior Notes, we withdrew the full amount of the $75.0 million cash reserve account established as collateral for the Senior Notes for use in funding our business plan. In order to complete the withdrawal from the cash reserve account, we paid consent fees totaling $10.5 million during 2008.

•
In August 2008, we entered into a non-recourse loan with UBS under which we were advanced $21.5 million. The loan is collateralized by 85% of the aggregate principal amount of our auction rate securities portfolio managed by UBS. Under the terms of the loan agreement, as our auction rate securities are sold, the line of credit will be immediately and automatically repaid using the proceeds from the sale. The line of credit bears interest at the prevailing 30-day LIBOR rate plus 25 basis points, which approximates the interest rate payable to us on our auction rate securities. Although the loan is payable upon demand by UBS, repayment can only occur through a liquidation of the underlying collateralized auction rate securities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of intangible assets and investments, and litigation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. Our accounting policies are described in more detail in Note 1 to our consolidated financial statements included elsewhere in this prospectus. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Revenue Recognition

Our continuing and discontinued operations have derived revenues from the following sources:

•	Contracts to provide multimedia software products for mobile and home electronic devices and related royalties through our PacketVideo subsidiary;

•
Sales of wireless broadband and mobile broadcast network products and services by our IPWireless and GO Networks subsidiaries, which are included in discontinued operations for all periods presented. The wireless broadband and mobile broadcast network products sold by IPWireless and GO Networks often included embedded software; and

•	Customer subscriptions for the WiMAX network operated by our WiMax Telecom subsidiary, which is included in discontinued operations for all periods presented.

For arrangements that do not contain software or embedded software that is incidental to the arrangement, we recognize revenue in accordance with the revenue recognition accounting guidance, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured.

For software arrangements, or in cases where the software is considered more than incidental and is essential to the functionality of the hardware or the infrastructure products, revenue is recognized pursuant to software revenue recognition and construction-type and production-type contracts accounting guidance.

Our revenue arrangements can include multiple deliverables, software or technology license, non-recurring engineering services and post-contract customer support. For these arrangements, we consider the revenue recognition - multiple-element arrangements accounting guidance. Accordingly, we evaluate each deliverable in the arrangement to determine whether it represents a separate unit of accounting. If objective and reliable evidence of fair value exists (“vendor specific objective evidence”) for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on those relative fair values. If vendor specific objective evidence of fair value exists for all undelivered elements, but not for delivered elements, the residual method would be used to allocate the arrangement consideration. If elements cannot be treated as separate units of accounting because vendor specific objective evidence of the undelivered elements does not exist, they are combined into a single unit of accounting and the associated revenue is deferred until all combined elements have been delivered or until there is only one remaining element to be delivered. To date, we have not been able to establish vendor specific objective evidence for any of the elements included in our revenue arrangements, as the software and hardware products or services have not yet been sold separately, nor has a standard price list been established. As a result, once the software or technology is delivered and the only undelivered element is services, the entire non-contingent contract value is recognized ratably over the remaining service period. Costs directly attributable to providing these services are also deferred and amortized over the remaining service period of the respective revenues.

Services sold separately are generally billed on a time and materials basis at agreed-upon billing rates, and revenue is recognized as the services are performed.

We earn royalty revenues on licensed embedded multimedia products sold by our licensees. Generally, royalties are paid by licensees on a contingent, per unit, or fixed fee usage basis. The licensees generally report and pay the royalty in the quarter subsequent to the period of delivery or usage. We recognize royalty revenues based on royalties reported by licensees. When royalty arrangements also provide for ongoing post-contract customer support that does not meet the criteria to be recognized upon delivery of the software, the royalty is recognized ratably from the date the royalty report is received through the stated remaining term of the post-contract customer support. In limited situations, we have determined that post-contract customer support revenue can be recognized upon delivery of the software because the obligation to provide post-contract customer support is for one year or less, the estimated cost of providing the post-contract customer support during the arrangement is insignificant and unspecified upgrades or enhancements offered for the particular post-contract customer support arrangement historically have been and are expected to continue to be minimal and infrequently provided. In these instances, we have accrued all the estimated costs of providing the services upfront, which to date have been insignificant.

If we receive non-refundable advanced payments from licensees that are allocable to future contracts periods or could be creditable against other obligations of the licensee to us, the recognition of the related revenue is deferred until such future periods or until such creditable obligations lapse.

In instances where we have noted extended payment terms, revenue is recognized in the period the payment becomes due. If an arrangement includes specified upgrade rights, revenue is deferred until the specified upgrade has been delivered.

We do not generally allow for product returns and we have no history of significant product returns. Accordingly, no allowance for returns has been provided.

The timing and amount of revenue recognition depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that our management believes are reasonable.

Wireless Spectrum Licenses

We capitalize as intangible assets wireless spectrum licenses that we acquire from third parties or through government auctions. For wireless spectrum licenses purchased directly from third parties or through spectrum auctions, the cost basis of the wireless spectrum asset includes the purchase price paid for the license at the time of acquisition plus legal costs incurred to acquire the license. For wireless spectrum licenses acquired through a business combination or through the acquisition of a business where the assets of the business are comprised almost entirely of wireless spectrum, the cost basis of the wireless spectrum asset is determined through an allocation of the total purchase price to the tangible and identifiable intangible assets and liabilities of the acquired business or asset(s) and includes any deferred tax liabilities determined in accordance with accounting provisions for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations. For leased wireless spectrum rights, the asset and related liability are recorded at the net present value of future cash outflows using our incremental borrowing rate at the time of acquisition.

We have determined that certain of our wireless spectrum licenses meet the definition of indefinite-lived intangible assets because the licenses are either perpetual or may be renewed periodically for a nominal fee, provided that we continue to meet the service and geographic coverage provisions. We have also determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these wireless spectrum licenses. At September 26, 2009 and December 27, 2008, indefinite-lived wireless spectrum licenses that are not subject to amortization totaled $398.0 million and $427.7 million, of which $57.8 million and $88.6 million, respectively, have been classified as held for sale.

Wireless spectrum licenses for which we have acquired lease rights from third parties are considered to have finite lives. The wireless license asset is then amortized over the contractual life of the lease. We have also acquired the rights to wireless spectrum licenses in Europe where the renewal terms are not yet well established. We amortize these assets on a straight-line basis over the initial license period. Amortization expense on wireless spectrum licenses is charged to general and administrative expense. As of September 26, 2009 and December 27, 2008, amortized wireless spectrum licenses, net of accumulated amortization, totaled $78.6 million and $127.5 million, of which $75.8 million and $24.1 million, respectively, has been classified as held for sale.

During the nine months ended September 26, 2009, our wireless spectrum licenses, net decreased by $78.6 million, which was primarily due to the sale of AWS spectrum licenses with a cost basis of $24.4 million, a $52.2 million impairment of our domestic AWS spectrum licenses and our wireless spectrum licenses in Germany, Croatia and Chile, and $6.6 million of amortization expense, partially offset by $4.6 million due to the effect of fluctuations in exchange rates and other items.

During the year ended December 27, 2008, our wireless spectrum licenses, net decreased by $78.7 million, which was primarily due to the sale of AWS spectrum licenses with a cost basis of $75.2 million, a $13.6 million impairment of our wireless spectrum licenses in Argentina and Chile, $13.1 million of amortization expense and $10.3 million due to the effect of fluctuations in exchange rates and other items, offset by wireless spectrum license acquisitions of $33.5 million.

Valuation of Goodwill

In lieu of amortization of goodwill, we perform an annual review for impairment, or more frequently if impairment indicators arise. Goodwill is considered to be impaired if we determine that the carrying value of the goodwill exceeds its fair value.

We test goodwill for impairment annually on the first day of our fiscal fourth quarter at a reporting unit level using a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we then perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We determined that our reporting units are one level below our identified operating segments because discrete financial information is available.

We determine fair value primarily under an income approach that utilizes a discounted cash flow model. The discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. Alternatively, the present value of the residual value may be determined by applying a market multiple at the end of the projection period.

At October 2008, the substantial majority of our goodwill of continuing operations primarily resided in our PacketVideo reporting unit. For our 2008 annual impairment assessment, the discounted cash flows used to estimate fair value of the PacketVideo reporting unit were based on discrete financial forecasts of future operating results over the upcoming five years that were developed by management for planning purposes. Cash flows beyond these periods were estimated using a terminal growth rate of 5%. The future cash flows were discounted to present value using a discount rate of 18%. Based on the analysis, we concluded that our goodwill was not impaired. We cannot assure you that the underlying assumptions used to forecast the cash flows will materialize as estimated. For example, if our projections of unit sales growth and increased market penetration of mobile subscriber services by PacketVideo’s customer base do not materialize, the fair value of our PacketVideo reporting unit may fall below its carrying value. Therefore, we cannot assure you that when we complete future reviews of our goodwill for impairment that a material impairment charge will not be recorded. A hypothetical 200 basis point increase in the discount rate combined and 200 basis point decrease in the terminal growth rate would not have caused the fair value of the PacketVideo reporting unit to fall below its carrying value.

As a result of the implementation of our global restructuring initiative in the third quarter of 2008, we reviewed our goodwill and indefinite-lived intangible assets for impairment and determined that indicators of impairment were present for the goodwill in our IPWireless and Cygnus reporting units, both of which are presented as discontinued operations. Accordingly, we performed a goodwill impairment assessment as prescribed by SFAS No. 142 and concluded that the carrying value of the reporting units exceeded their fair value. As a result, in the third quarter of 2008, we recognized an asset impairment charge of $117.7 million, representing the full carrying amount of the goodwill in our IPWireless and Cygnus reporting units which was our estimate of the impairment based on information available at that time.

We performed our 2008 annual impairment assessment for the goodwill of our IPWireless and Cygnus reporting units as of October 2008. As described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, in December 2008, we sold a controlling interest in our IPWireless subsidiary for an upfront cash payment of approximately $1.1 million. We determined the fair value of our IPWireless reporting unit based on the cash proceeds received and liabilities assumed in the sale and concluded that the carrying value of the IPWireless reporting unit exceeded its fair value. As a result, we compared the implied fair value of the IPWireless reporting unit’s goodwill with the carrying value of that goodwill and concluded that the carrying amount of goodwill exceeded the implied fair value of that goodwill. The amount of the resulting asset impairment charge of $113.0 million did not change from our initial estimate in the third quarter of 2008. Upon the sale of IPWireless in the fourth quarter of 2008, we reclassified the IPWireless goodwill asset impairment charge against the loss from business divestiture reported in discontinued operations.

We began actively marketing our Cygnus reporting unit for sale in the third quarter of 2008. Although we participated in preliminary sale and/or licensing discussions involving the Cygnus intellectual property and operations, none of those discussions advanced and our efforts to sell Cygnus were ultimately unsuccessful. As a result, Cygnus was shut down and the remaining employees were terminated in early October 2008. Since we do not anticipate generating significant future cash flows from the divestiture of the Cygnus reporting unit, we determined that the fair value of the Cygnus reporting unit was nominal. As a result, we compared the implied fair value of the Cygnus reporting unit’s goodwill with the carrying value of that goodwill and concluded that the carrying amount of goodwill exceeded the implied fair value of that goodwill. The amount of the resulting asset impairment charge of $4.7 million did not change from our initial estimate in the third quarter of 2008. Upon the deconsolidation of our Cygnus Canada subsidiary in the fourth quarter of 2008 as a result of the acceptance of the bankruptcy petition, we reclassified $2.3 million of the asset impairment charge representing the goodwill of Cygnus Canada against the loss from business divestiture reported in discontinued operations.

Valuation of Indefinite-Lived Intangible Assets

In lieu of amortization of our indefinite-lived intangible assets, we perform an annual review for impairment, or more frequently if impairment indicators arise. Indefinite-lived intangible assets are considered to be impaired if we determine that the carrying value of the asset exceeds its fair value.

We test indefinite-lived intangible assets for impairment annually on the first day of our fiscal fourth quarter by making a determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. We also evaluate the remaining useful life of our intangible assets that are not subject to amortization on an annual basis to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, that asset is tested for impairment. After recognition of the impairment, if any, the asset is amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

For purposes of performing our 2008 annual impairment assessment of indefinite-lived wireless spectrum licenses, we have segregated our indefinite lived intangible wireless spectrum licenses into separate units of accounting based on the type of spectrum and location. We determined the fair value of our wireless spectrum licenses utilizing both a market approach and an income approach. Under the market approach, we determined fair value through an analysis of sales and offerings of comparable assets, including the sales of our AWS licenses during 2008 and FCC auctions of similar wireless spectrum. Sales and offering prices for the comparable assets are adjusted to reflect differences between our wireless spectrum licenses and the comparable assets, such as location, time and terms of sale, use and utility, trends in technology and consumer demand, and regulatory issues, that may potentially affect the value of our wireless spectrum.

Under the income approach, we determined fair value utilizing a discounted cash flow model which measures fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the asset and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. The projected cash flows, market penetration rate, terminal growth rate and weighted average cost of capital used in the model assume a new entrant in the market and the associated network build-out requirements. The discounted cash flow model assumed a discount rate of 20%, which represents the weighted-average cost of capital of a market participant plus an additional discount for risks specific to our domestic wireless spectrum, and a terminal growth rate of 3%. A hypothetical 200 basis point increase in the discount rate, 300 basis point decrease in the terminal growth rate and 3-year delay in the commencement of network build-out and customer intake would not have caused the fair value of our indefinite-lived wireless spectrum licenses to fall below their carrying value.

Of our indefinite-lived wireless spectrum licenses at September 26, 2009 and December 27, 2008, $334.0 million represents the carrying value of domestic WCS spectrum licenses. Wireless devices utilizing WCS spectrum are currently susceptible to interference from SDARS. The FCC is considering a proposal to permanently authorize terrestrial repeaters for SDARS operations adjacent to the C and D blocks of the WCS band. Permanently authorizing SDARS repeaters adjacent to the WCS band could cause interference to WCS, BRS and EBS receivers although the extent of the interference from SDARS repeaters is unclear. In our determination of the fair value of our WCS spectrum licenses, we assumed a favorable outcome to this matter as we believe is the most reasonably likely result of the FCC proceedings. Were we to receive an unfavorable ruling from the FCC, the fair value of our WCS spectrum licenses would be negatively impacted and there can be no assurance that we would be able to recover their carrying value.

Based on the impairment assessment performed in October 2008, we determined that the carrying value of our wireless spectrum licenses in Argentina and Chile exceeded their fair value, based primarily on advanced negotiations with third parties regarding the sale of these assets. Accordingly, we wrote-down the carrying value of our Argentina and Chile wireless spectrum licenses to their estimated fair value and recognized an asset impairment charge of $13.6 million during the year ended December 27, 2008 which is reported in discontinued operations. Other than the wireless spectrum licenses in Argentina and Chile, we concluded that our remaining wireless spectrum licenses were not impaired. As a result of the impairment of our wireless spectrum licenses in Argentina, we reduced the associated deferred tax liabilities, determined in accordance with accounting standards for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations, on a pro rata basis resulting in the recognition of a deferred income tax benefit of $4.3 million, which is reported in discontinued operations. Accordingly, the net impact to loss from discontinued operations of the impairment of our wireless spectrum licenses in Argentina and Chile was $9.3 million during the year ended December 27, 2008.

Through our continued efforts during 2009 to sell our remaining domestic spectrum licenses and our wireless spectrum licenses in Europe we determined that the carrying value of certain of these spectrum licenses exceeded their fair value based primarily on bids received and negotiations with third parties regarding the sale of these licenses, which led to our decision not to pursue build out obligations in Europe during this time period. Accordingly, during the nine months ended September 26, 2009, we wrote-down the carrying value of our domestic spectrum licenses and our wireless spectrum licenses in Europe to their estimated fair value and recognized asset impairment charges of $52.2 million. For the nine months ended September 26, 2009, $29.8 million is reported in continuing operations and $22.4 million is reported in discontinued operations.

At December 27, 2008, the aggregate carrying value of our other indefinite-lived intangible assets held by continuing operations, which consist of purchased tradenames and trademarks, was $2.4 million. For our 2008 annual impairment assessment of other indefinite-lived intangible assets, we primarily determined fair value under an income approach that utilizes a discounted cash flow model. The discounted cash flows used to estimate fair value were based on discrete financial forecasts of five years future operating results over the upcoming five years that were developed by management for planning purposes. Cash flows beyond these periods were estimated using a terminal growth rate of 5%. The future cash flows were discounted to present value using a discount rate of 18%. Based on this analysis, we concluded that our other indefinite-lived intangible assets were not impaired.

During the nine months ended September 26, 2009 we wrote-off the remaining net book value of the purchased customer base intangible asset of WiMax Telecom since we determined that indicators of impairment existed, and, as a result of this write-off, we recognized a non-cash charge of $1.6 million during the nine months ended September 26, 2009, which is reported as an asset impairment charge in discontinued operations.

Impairment of Long-Lived Assets

We review long-lived assets to be held and used, including acquired intangible assets subject to amortization and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other indicators that would indicate that the carrying amount of an asset or asset group is not recoverable.

A long-lived asset is considered to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset.

In connection with the implementation of our global restructuring initiative, we reviewed our long-lived assets for impairment and determined that indicators of impairment were present for the long-lived assets in our Networks and Semiconductor segments as well as certain other long-lived assets. Accordingly, we performed an assessment to determine if the carrying value of these long-lived assets was recoverable through estimated undiscounted future cash flows resulting from the use of the assets and their eventual disposition.

Included in the long-lived assets of our Networks segment, which is included in discontinued operations, is an office building we own in Nevada that we are actively marketing for sale through a national brokerage firm. In June 2008, we classified the building as an asset held for sale and ceased depreciating this asset.

For the long-lived asset recoverability assessment performed during 2008, the undiscounted cash flows used to estimate the recoverability of the asset carrying values were based on the estimated future net cash flows to be generated from the sale or licensing of the assets, less estimated costs to sell. Based on the analysis, we concluded that the carrying value of certain of our long-lived assets was not recoverable. The impaired assets primarily consist of the amortizable purchased intangible assets of our IPWireless, GO Networks and Cygnus businesses, our Nevada office building and the equipment contained therein, and leasehold improvements and fixed assets at vacated facilities. Accordingly, during 2008, we recognized an asset impairment charge of $36.0 million, of which $5.0 million was reclassified against the loss from business divestiture reported in discontinued operations, $24.2 million is reported as an asset impairment charge in discontinued operations and $6.8 million is reported as an asset impairment charge in continuing operations.

In connection with our global restructuring initiative, we continue to review our long-lived assets for impairment and, during the nine months ended September 26, 2009, determined that indicators of impairment were present for certain long-lived assets. Accordingly, based on the accounting guidance for the impairment or disposal of long-lived assets, we performed an assessment to determine if the carrying value of these long-lived assets was recoverable through estimated undiscounted future cash flows resulting from the use of the assets and their eventual disposition.

For the long-lived asset recoverability assessment performed during the nine months ended September 26, 2009, the undiscounted cash flows used to estimate the recoverability of the asset carrying values were based on the estimated future net cash flows to be generated from the sale or licensing of the assets, less estimated costs to sell. Based on the analysis, we concluded that the carrying value of certain of our long-lived assets was not recoverable. The impaired assets primarily consist of fixed assets utilized in our discontinued WiMax Telecom and Global Services businesses and research and development equipment utilized in our discontinued semiconductor business. Accordingly, during the nine months ended September 26, 2009, we recognized additional asset impairment charges of $10.0 million, of which $9.8 million is reported as asset impairment charges in discontinued operations and $0.2 million is reported as asset impairment charges in continuing operations, respectively.

There are inherent estimates and assumptions underlying the projected cash flows utilized in the recoverability assessment and management’s judgment is required in the application of this information to the determination of the recovery value of the assets. No assurance can be given that the underlying estimates and assumptions will materialize as anticipated.

Valuation of Share-Based Awards

We account for the grant of employee share-based awards under share-based payments accounting provisions, whereby we estimate the fair value of our share-based stock awards on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of certain input variables, as follows:

Expected Volatility. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. We determine expected volatility based primarily on our historical stock price volatility.

Risk-Free Interest Rate. Our assumption of the risk-free interest rate is based on the implied yield available on U.S. constant rate treasury securities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the share-based award.

Expected Dividend Yield. Because we have not paid any cash dividends since our inception and do not anticipate paying dividends in the foreseeable future, we assume a dividend yield of zero.

Expected Award Life. We determine the expected award life based on our historical experience and the expected award lives applied by certain of our peer companies to determine the expected life of each grant.

At the date of grant, we also estimate the likelihood that the award will ultimately vest (the “pre-vesting forfeiture rate”), and revise the estimate, if necessary, in future periods if the actual forfeiture rate differs. We determine the pre-vesting forfeiture rate of an award based on industry and employee turnover data as well as an historical pre-vesting forfeitures occurring over the previous year. Under the true-up accounting provisions for share-based payments, we recognize additional share-based compensation expense if the actual forfeiture rate is lower than estimated and a recovery of previously recognized share-based compensation expense if the actual forfeiture rate is higher than estimated.

We believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes option-pricing model, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There currently is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with share-based payment accounting provisions, using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer and willing seller market transaction. If factors change and we employ different assumptions in future periods than those currently applied, the share-based compensation expense that we recognize in the future may differ significantly from what we have reported historically.

Fair Value Measurements

We adopted a new fair value measurement accounting standard in the first quarter of 2008, and, accordingly, we determine the fair value measurements of the applicable assets and liabilities based on the fair value hierarchy as described in the new standard for each of the major categories of assets and liabilities. The new standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The following summarizes the assets and liabilities that we measure at fair value on a recurring basis and the assets and liabilities that we measured at fair value on a nonrecurring basis during the period and their respective input levels based on the fair value hierarchy.

Auction Rate Securities. With the liquidity issues experienced in the global credit and capital markets, auction rate securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders, and as a result, our auction rate securities are currently not liquid. Accordingly, at December 27, 2008, we estimated the fair value of our auction rate securities using a discounted cash flow model (Level 3 inputs), which measures fair value based on the present value of projected cash flows over a specific period. The values are then discounted to reflect the degree of risk inherent in the security and achieving the projected cash flows. The discounted cash flow model used to determine the fair value of the auction rate securities utilized a discount rate of 7.0%, which represents an estimated market rate of return, and an estimated period until sale and/or successful auction of the security of 5 years. The determination of the fair value of our auction rate securities also considered, among other things, the collateralization underlying the individual securities and the creditworthiness of the counterparty. The discounted cash flow model used to measure the fair value of our auction rate securities is sensitive to fluctuations in the discount rate and estimated recover period assumptions. For instance, a 100 basis point fluctuation in the discount rate would result in an approximately $0.9 million change in fair value, and a 2 year fluctuation in the recovery period would result in an approximately $1.6 million change in fair value.

At September 26, 2009, we estimated the fair value of our auction rate securities using a discounted cash flow model which utilized a discount rate of 2.5%, which represents an estimated market rate of return, and an estimated period until sale and/or successful auction of the security of 1 year. The determination of the fair value of our auction rate securities also considered, among other things, the collateralization underlying the individual securities and the creditworthiness of the counterparty.

Auction Rate Securities Rights. Our auction rate securities rights allow us to sell our auction rate securities at par value to UBS at any time during the period of June 30, 2010 through July 2, 2012. We have elected to measure the fair value of the auction rate securities rights under SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which we believe will mitigate volatility in our reported earnings due to the inverse relationship between the fair value of the auction rate securities rights and the underlying auction rate securities. At December 27, 2008, we estimated the fair value of our auction rate securities rights using a discounted cash flow model, similar to the auction rate securities (Level 3 inputs). The discounted cash flow model utilized a discount rate of 3.4% and an estimated period until recovery of 1.5 years, which represents the period until the earliest date that we can exercise our auction rate securities rights.

At September 26, 2009, we estimated the fair value of our auction rate securities rights using a discounted cash flow model which utilized a discount rate of 1.0% and an estimated period until recovery of 1 year which represents the period until the earliest date that we can exercise our auction rate securities rights.

Embedded Derivatives. Our obligation to redeem the Second Lien Notes and Third Lien Notes upon an asset sale and a change in control constitute embedded derivatives under derivatives and hedging accounting guidance. Accordingly, we have bifurcated the estimated fair value of each embedded derivative from the fair value of the Second Lien Notes and Third Lien Notes upon issuance, and recognized subsequent changes in the fair value of the embedded derivatives against income. We measured the estimated fair value of the Second Lien Notes and Third Lien Notes embedded derivatives using a probability-weighted discounted cash flow model (Level 3 inputs). The discounted cash flow model utilizes management assumptions of the probability of occurrence of redemption of the Second Lien Notes and Third Lien Notes upon an asset sale and a change in control.

We also had obligations to pay contingent cash dividends and cash premiums upon redemption or liquidation of the Series A Preferred Stock which also constituted embedded derivatives. Through the date that we exchanged the Series A Preferred Stock for the Third Lien Notes, we measured the fair values of these derivatives at each reporting date and any changes in the estimated fair value of the embedded derivative were recorded as a charge to other income in the consolidated statements of operations. The embedded derivatives in the Series A Preferred Stock were not traded on a public exchange. Accordingly, we determined the fair value of the Series A Preferred Stock embedded derivatives utilizing a binomial lattice pricing model. Certain of the inputs in the model are observable inputs such as the yield rate, risk free rate, credit spread, stock price and stock price volatility. However, the model also utilizes significant inputs related to the likelihood of the occurrence of certain events triggering redemption that are unobservable and are based upon management’s estimates (Level 3 inputs).

Third Lien Notes. In October 2008, we issued the Third Lien Notes in the aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any proceeds from the issuance of the Third Lien Notes. At issuance, we measured the Third Lien Notes at their estimated fair value of using a discounted cash flow model (Level 3 inputs). The discounted cash flow model used to determine the fair value of the Third Lien Notes utilized a discount rate of 25.5%, which represents the incremental borrowing rate on our Second Lien Notes, including the value assigned to the detachable stock warrants and the consent fees paid to the purchasers of the Second Lien Notes which were deducted from the proceeds.

Litigation

On September 16, 2008, a putative class action lawsuit, captioned “Sandra Lifschitz, On Behalf of Herself and All Others Similarly Situated, Plaintiff, v. NextWave Wireless Inc., Allen Salmasi, George C. Alex and Frank Cassou, Defendants,” was filed in the U.S. District Court for the Southern District of California against us and certain of our officers. The suit alleges that the defendants made false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The suit seeks unspecified damages, interest, costs, attorneys’ fees, and injunctive, equitable or other relief on behalf of a purported class of purchasers of our common stock during the period from March 30, 2007 to August 7, 2008. A second putative class action lawsuit captioned “Benjamin et al. v. NextWave Wireless Inc. et al.” was filed on October 21, 2008 alleging the same claims on behalf of purchasers of our common stock during an extended class period, between November 27, 2006 through August 7, 2008. On February 24, 2009, the Court issued an Order consolidating the two cases and appointing a lead plaintiff pursuant to the Private Securities Litigation Reform Act. On May 15, 2009, the lead plaintiff filed an Amended Complaint, and on June 29, 2009, we filed a Motion to Dismiss that Amended Complaint. The Motion currently is pending with the Court. At this time, the case remains in the initial pleading stages and management is not able to offer any assessment as to the likelihood of prevailing on the merits.

We were notified on July 11, 2008 that the former stockholders of GO Networks filed a demand for arbitration in connection with the February 2008 milestone. In the demand, the stockholder representative claimed that we owed compensation to the former stockholders of GO Networks on the basis of GO Networks purportedly having partially achieved the February 2008 milestone under the acquisition agreement. The stockholder representative sought damages of $10.4 million. Further, on December 5, 2008, the stockholder representative amended his demand and added claims pertaining to the August 2008 milestone. In the claims, the stockholder representative asserted, among other claims, that we acted in bad faith in a manner that prevented the achievement of the milestone, and he sought damages of $12.8 million in connection with these additional claims. We disputed that the February 2008 milestone has been met and denied any wrongdoing with respect to the August 2008 milestone. In September 2009, the parties executed a settlement agreement and requested that the arbitration panel dismiss the matter with prejudice.

We are also currently involved in other legal proceedings in the ordinary course of our business operations. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. As of September 26, 2009, other than the matters described above, we have not recorded any significant accruals for contingent liabilities associated with our legal proceedings based on our belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions to our estimate of the potential liability could materially impact future results of operations.

Income Taxes

In accordance with accounting provision for uncertainty in income taxes, we apply a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We also determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. We did not have any unrecognized tax benefits as of September 26, 2009 or December 27, 2008.

Contractual Obligations

The following table summarizes our cash contractual obligations for continuing and discontinued operations at December 27, 2008, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Fiscal Period
(in thousands)	Total	2009	Years 2010-2011	Years 2012-2013	Years 2014 and Thereafter
Continuing Operations:
Long-term obligations(1)	$874,904	$136,567	$218,250	$494,442	$25,645
Services and other purchase agreements	6,666	6,666	—	—	—
Operating leases	20,649	6,822	11,067	2,760	—
Accrued purchase consideration payable in cash(2)	415	415	—	—	—
	902,634	150,470	229,317	497,202	25,645
Discontinued Operations:
Long-term obligations	4,025	92	—	2,557	1,376
Services and other purchase agreements	12,756	4,341	262	—	8,153
Operating leases	1,493	1,105	306	18	64
	18,274	5,538	568	2,575	9,593
Total	$920,908	$156,008	$229,885	$499,777	$35,238

__________________________________________________________

(1)
Amounts presented do not include cash interest payments on the Senior Notes or the issuance of additional Second Lien Notes and Third Lien Notes in payment of interest. For the purposes of the contractual obligations table, we have classified $112.7 million of the remaining unpaid principal balance of the Senior Notes as due in 2009, representing the carrying value of our wireless spectrum licenses that are classified as held for sale at December 27, 2008. We have assumed that the remaining principal balance of the Senior Notes as well as the Second Lien Notes and Third Lien Notes will not be repaid until their respective maturity dates.

(2)
In addition to amounts payable in cash, we have accrued for $1.2 million at December 27, 2008, in additional purchase consideration payable through the issuance of shares of our common stock to the selling shareholders of IPWireless as a result of the achievement of certain revenue milestones in 2007 as specified in the acquisition agreement.  The actual number of shares to be issued will be based on the average closing price of our common stock for the 30 consecutive trading days ending with the third trading day immediately preceding the actual payment date.  We anticipate that the substantial majority of the amount due will be paid in 2009.

The following table summarizes our cash contractual obligations for continuing and discontinued operations at September 26, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.
	Payments Due by Period
(in thousands)	Total	Remainder of 2009	Years 2010-2011	Years 2012-2013	Years 2014 and Thereafter
Continuing Operations:
Long-term obligations(1)(2)(3)	$878,818	$21,601	$309,447	$522,195	$25,575
Services and other purchase agreements	4,414	2,190	1,783	441	—
Operating leases	5,278	985	2,905	1,388	—
Other(4)	650	400	250	—	—
	889,160	25,176	314,385	524,024	25,575
Discontinued Operations:
Long-term obligations	4,190	31	22	1,220	2,917
Services and other purchase agreements	8,153	—	—	—	8,153
Operating leases	307	78	86	86	57
	12,650	109	108	1,306	11,127
Total	$901,810	$25,285	$314,493	$525,330	$36,702
__________________________________________________________

(1)
Amounts presented do not include cash interest payments on the Senior Notes or the future issuance of additional Second Lien Notes and Third Lien Notes in payment of interest. We have assumed that the remaining principal balance of the Senior Notes as well as the Second Lien Notes and Third Lien Notes will not be repaid until their respective maturity dates.

(2)
As of September 26, 2009 we have accrued for $0.2 million and $0.5 million in cash payable to the former shareholders of IPWireless, as a result of the achievement of certain revenue milestones in 2007 as specified in the acquisition agreement, and to GO Networks, as a result of an arbitration settlement, respectively, of which $0.4 million each was paid subsequent to the end of our third quarter in 2009. The remaining cash payable of $0.3 million to the former shareholders of GO Networks is expected to be paid in March 2010. In addition to the amounts payable in cash, we have accrued for $3.8 million at September 26, 2009, in additional purchase consideration payable through the issuance of 6.2 million shares of our common stock to the former shareholders of IPWireless, as a result of the achievement of certain revenue milestones in 2007 as specified in the acquisition agreement, and GO Networks, as a result of an arbitration settlement. These shares were issued in October 2009.

Off-Balance Sheet Arrangements and Related Party Transactions

As of September 26, 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

On July 2, 2009, we sold a 35% interest in our PacketVideo subsidiary to DOCOMO, a customer of PacketVideo, for $45.5 million. The net proceeds from this transaction were used in July 2009 to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest. Under the terms of the Stock Purchase Agreement DOCOMO was granted certain rights in the event of future transfers of PacketVideo stock or assets, preemptive rights in the event of certain issuances of PacketVideo Stock, and a call option exercisable under certain conditions to purchase the remaining shares of PacketVideo at an appraised value. In addition, DOCOMO will have certain governance and consent rights applicable to the operations of PacketVideo. DOCOMO has expressed its intent to exercise its call option and the parties are currently in preliminary discussions concerning such exercise. In order to facilitate the DOCOMO investment, NextWave’s noteholders provided certain waivers, including a release of PacketVideo’s guaranty of NextWave indebtedness.  Related party revenues from continuing operations for the three months ended September 26, 2009 were $3.8 million.

On July 2, 2009, we issued the Incremental Notes in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million.  After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses.  The purchaser of the Incremental Notes was Avenue Capital. Robert Symington, a Senior Portfolio Manager with Avenue Capital, is a member of our Board of Directors.  In July 2009, we issued warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share to the purchaser of the Incremental Note.  The warrants are exercisable at any time from the date of issuance until June 2012.  We issued the Incremental Notes as an alternative to the working capital financing contemplated by the commitment letter we previously entered into with Navation, Inc., an entity controlled by Allen Salmasi, our Chairman.

On December 24, 2008, we sold a controlling interest in our IPWireless subsidiary to IPW Holdings, Inc. (“IPW Holdings”) and an affiliate of IPW Holdings, for an upfront cash payment of approximately $1.1 million, plus future cash payments of up to $0.5 million for reimbursement of transaction-related expenses. In June 2009, we granted to IPW Holdings and an affiliate of IPW Holdings a call option to purchase our remaining noncontrolling interest in IPWireless Inc., for $0.4 million.  The call option expires in June 2010 and, as consideration for granting the call option, we received a cash payment of $0.1 million.  In connection with the execution of the call option agreement we also received a cash payment of $0.5 million for reimbursement of transaction-related expenses associated with our sale of a controlling interest in IPWireless in December 2008.  IPW Holdings was formed by the senior management team of IPWireless, including Dr. William Jones, PhD. Dr. Jones resigned from his positions as a member of our board of directors and the chief executive officer of our NextWave Networks Products division concurrent with the closing of the sale. The terms of the sale were approved by an independent committee of our board of directors, which was advised by financial advisors in connection with the structure of the transaction and the fairness of the consideration.

Of the Second Lien Notes issued in October 2008, Second Lien Notes in the aggregate principal amount of $78.9 million were purchased by Avenue Capital. Robert Symington, a portfolio manager with Avenue Capital, is a member of our Board of Directors. The issuance of the Second Lien Notes and related transactions were approved by an independent committee of our Board of Directors. Additionally, in connection with the Second Lien Notes issuance, we issued warrants to purchase of 30.0 million shares of our common stock and paid $5.6 million in fees to Avenue AIV US, L.P.

Of our Series A Preferred Stock issued and sold in March 2007, 14%, 14% and 28% of the shares were sold respectively, to Navation, Inc., an entity owned by Allen Salmasi, our Chairman and Chief Executive Officer, Manchester Financial Group, L.P., an entity indirectly owned and controlled by Douglas F. Manchester, a member of our board of directors, and affiliates of Avenue Capital. Kevin Finn, a former officer, also purchased less than 1% of the shares. These parties also participated on a pro rata basis in the exchange of our Series A Preferred Stock for the Third Lien Notes, which was approved by an independent committee of our Board of Directors.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) for revenue recognition related to multiple-deliverable revenue arrangements. This ASU provides amendments to the existing criteria for separating consideration in multiple-deliverable arrangements. The amendments establish a selling price hierarchy for determining the selling price of a deliverable, eliminate the residual method of allocation of arrangement consideration to all deliverables and require the use of the relative selling price method in allocation of arrangement consideration to all deliverables, require the determination of the best estimate of a selling price in a consistent manner, and significantly expand the disclosures related to the multiple-deliverable revenue arrangements. The amendments are effective for our fiscal year 2011 with early adoption permitted. We are currently evaluating the impact of adopting these amendments on our consolidated financial statements.

In October 2009, the FASB issued an ASU for software revenue recognition. This standard removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance. This amendment is effective for our fiscal year 2011 with early adoption permitted. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

In August 2009, the FASB issued an Accounting Standards Update (“ASU”) that provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or other valuation techniques that are consistent with the accounting principles, including an income approach or a market approach. This updated accounting guidance is effective for our fourth quarter of 2009 and we are currently evaluating the impact of the adoption of this new guidance on our consolidated financial statements.

In June 2009, the FASB issued updated accounting guidance which amends current accounting guidance on the consolidation of variable interest entities, to require us to perform an analysis of our existing investments to determine whether our variable interest or interests give us a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of significant impact on a variable interest entity and the obligation to absorb losses or receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. It also amends current accounting guidance to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The updated accounting guidance is effective for our fiscal year beginning January 3, 2010. Our adoption of the updated accounting guidance is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles . The FASB Accounting Standards Codification is intended to be the source of authoritative U.S. generally accepted accounting principles (“GAAP”) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. This update is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing GAAP and there was no significant impact on our consolidated financial position or results of operations upon the adoption.

In April 2009, the FASB amended the other-than-temporary impairment guidance to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. As permitted by the standard, we elected to early adopt the new accounting guidance in the first quarter of 2009. Our adoption of this new guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB provided additional guidance for estimating fair values of assets and liabilities when the volume and level of activity for the asset or liability have significantly decreased and requires that companies provide interim and annual disclosures of the inputs and valuation technique(s) used to measure fair value. As permitted by the additional guidance, we elected to early adopt the additional guidance in the first quarter of 2009. Our adoption of the additional guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB amended disclosure requirement about the fair value of financial instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. As permitted by the standard, we elected to early adopt the new disclosure requirement in the first quarter of 2009. The new interim disclosures are included in Note 11.

In June 2008, the FASB ratified accounting for derivatives and hedging activities, which specifies that a contract that would otherwise meet the definition of a derivative, but is both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. The new accounting guidance provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception. Our adoption of new accounting guidance in our first quarter of 2009 did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued new accounting guidance for accounting for convertible debt instruments that may be settled upon conversion (including partial cash settlement). The new accounting guidance, which was effective in our first quarter of 2009, requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. Our Third Lien Notes do not allow for cash settlement upon conversion and therefore are excluded from the scope of this new accounting guidance. Accordingly, our adoption of the new accounting guidance did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued new accounting guidance which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We do not currently transact in derivative instruments or engage in hedging activities and therefore our adoption of this new guidance in the first quarter of 2009 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued amended accounting guidance for noncontrolling interests in consolidated financial statements. The amended accounting guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The amended accounting guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Our adoption of the amended accounting guidance did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

At September 26, 2009, our investment portfolios held by continuing and discontinued operations included unrestricted and restricted cash and investment securities that are subject to interest rate risk and will decline in value if interest rates increase. Interest income earned on our investments is affected by changes in the general level of U.S. interest rates. These income streams are generally not hedged.

Due to the relatively short duration of our investment portfolio, an immediate ten percent change in interest rates (e.g., 3.00% to 3.30%) would have no material impact on our financial condition or results of operations.

Foreign Currency Risk

In addition to our U.S. operations, we conduct business through international subsidiaries, primarily located in Europe and Asia. As a result, our financial position, results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates, particularly fluctuations in the Euro, Swiss Franc and Japanese Yen exchange rates. Additionally, a portion of our sales to customers located in foreign countries, specifically certain sales by our PacketVideo subsidiary, are denominated in Euros, which subjects us to foreign currency risks related to those transactions.

We analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to reduce the effect of these potential fluctuations. We do not currently have hedging contracts in effect.

Other Market Risk

At September 26, 2009, we held auction rate securities with an aggregate carrying value of $24.0 million. With the liquidity issues experienced in the global credit and capital markets, auction rate securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders, and as a result, we have been unable to liquidate our remaining auction rate securities and these securities are subject to declines in fair value as a result of their current illiquidity. To date, we have recognized net losses of $1.2 million representing our estimate of the decline in the fair value of our auction rate securities through September 26, 2009. The risk associated with the illiquidity of our auction rate securities is mitigated by our participation in UBS’s auction securities rights offering, which allow us to sell our auction rate securities at par value to UBS at any time during the period of June 30, 2010 through July 2, 2012.

Directors and Executive Officers

Board of Directors

Our Board of Directors currently consists of 7 directors, each of whom is described below.  Our directors serve staggered three-year terms. The term of the Class I directors will expire on the date of our 2010 annual meeting of stockholders, the term of the Class II directors will expire at our 2011 annual meeting of stockholders, and the term of the Class III directors shall expire at our 2012 annual meeting of stockholders, each subject to the valid election and qualification of their respective successors.

Name and present position, if any, with the Company	Age, period served as a director, other business experience
Jack Rosen Class II director
Mr. Rosen, 62, has served as a director of the Company since its inception.  Mr. Rosen is chief executive of several commercial and residential real estate firms and the current Chairman of the American Jewish Congress. In addition, Mr. Rosen oversees a wide array of healthcare, cosmetic and telecommunications business ventures throughout the U.S., Europe and Asia. Active in international government and political affairs, Mr. Rosen has participated in numerous commissions and councils for President Bush and former President Clinton. Mr. Rosen is currently a member of the Council on Foreign Relations.

Carl Vogel Class II director
Mr. Vogel, 52, is currently a member of the Board of Directors and a Senior Advisor to Dish Network Corporation, a publicly traded company in the multi-channel video business serving in excess of 13 million customers throughout the United States. He is also a partner at SCP Worldwide, a sports, media and entertainment company that owns and operates a variety of companies including the National Hockey League’s St. Louis Blues and Major League Soccer’s Real Salt Lake. Mr. Vogel served as President of Dish Network from September 2006 to February of 2008 and served as Vice Chairman from June 2005 until March 2009. From 2001 until 2005, Mr. Vogel served as the President and CEO of Charter Communications Inc., a publicly-traded company providing cable television and broadband services to approximately six million customers. Between 1997 and 2001, Mr. Vogel held various senior executive positions in companies affiliated with Liberty Media Corporation. Mr. Vogel is also currently serving on the Board of Directors and Audit Committees of Shaw Communications, Inc., a publicly traded diversified communications company providing broadband cable and direct-to-home satellite services in Canada and Universal Electronics Inc. a publicly traded company providing wireless control technology for the connected home.

James C. Brailean, Ph.D. CEO, COO and President Class I director
Dr. Brailean, 47, has served as a director of the Company since May 2007. Effective on May 4, 2009, Mr. Brailean was appointed as our Chief Executive Officer, Chief Operating Officer and President. Dr. Brailean was co-founder of our subsidiary PacketVideo Corporation.  Under Dr. Brailean's leadership, PacketVideo has become a leading independent supplier of embedded multimedia solutions for mobile phones and other devices in the world.  A scientist who led the development of the MPEG-4 standards for transmission of video and audio over wireless networks, Dr. Brailean holds 16 key U.S. patents that enable advanced multimedia communications. Dr. Brailean received his doctorate in electrical engineering from Northwestern University. He holds a Master's of Science degree in Electrical Engineering from the University of Southern California and a Bachelor's of Science degree in Electrical Engineering from the University of Michigan.  Dr. Brailean serves on the Board of Directors of DivX, Inc., a NASDAQ-listed digital media company.

William H. Webster Class I director
Judge Webster, 85, has served as a director of the Company since its inception.  From 1991 through 2008, Judge Webster served as a senior partner in Milbank, Tweed, Hadley & McCloy LLP's Washington office.  Judge Webster is now a retired partner and continues to specialize in arbitration, mediation and internal investigation.

Prior to joining Milbank, Judge Webster began a long and illustrious career in public service. Judge Webster was U.S. Attorney for the Eastern District of Missouri, then a member of the Missouri Board of Law Examiners. In 1970, he was appointed a judge of the U.S. District Court for the Eastern District of Missouri, and then elevated to the U.S. Court of Appeals for the Eighth Circuit. Judge Webster resigned the judgeship to head the Federal Bureau of Investigation for nine years. In 1987, he was sworn in as Director of the Central Intelligence Agency. He led the CIA until his retirement from public office in 1991. Judge Webster has received numerous awards for public service and law enforcement and holds honorary degrees from several colleges and universities. Judge Webster currently serves as Chairman of the Homeland Security Advisory Council.

Allen Salmasi Chairman Class III director
Mr. Salmasi, 54, is currently Chairman of the Board of Directors.  Mr. Salmasi served as our Chief Executive Officer and President from the inception of our Company in 2005 through May 4, 2009, when he assumed a Chairman role with a special mandate for maximizing the value of our wireless spectrum assets.  Previously, Mr. Salmasi served as Chairman and CEO of NextWave Telecom, Inc. (“NextWave Telecom”) which he founded in 1995 and subsequently sold to Verizon Wireless in 2005. Prior to NextWave Telecom, Mr. Salmasi was a member of the Board of Directors, President of the Wireless Telecommunications Division, and Chief Strategic Officer of QUALCOMM Inc. He joined QUALCOMM in 1988 as a result of the merger of QUALCOMM and Omninet Corporation, which Mr. Salmasi founded in 1984. Mr. Salmasi initiated and led the development of CDMA technologies, standards and the associated businesses at QUALCOMM until 1995. At Omninet, he conceived and led the development of the first OmniTRACS system, which provides two-way messaging and position reporting services to mobile users.

Douglas F. Manchester Class III director
Mr. Manchester, 67, has served as a director of the Company since its inception. He is also chairman of Manchester Financial Group, LP. Mr. Manchester is one of San Diego’s leading private developers. His development projects include hotels, high-rise office buildings, residential properties, industrial parks and championship golf courses and resorts.

Robert T. Symington Class III director
Mr. Symington, 45, has served as a director of the Company since its inception. Mr. Symington has served as a Portfolio Manager at Avenue Capital Group since 2004. Mr. Symington, through his prior management positions at M.D. Sass Investor Services and Resurgence Asset Management, was an early investor in NextWave Telecom.

Executive Officers

The following persons currently serve as our executive officers in the capacities indicated below.  Our executive officers are responsible for the management of our operations, subject to the oversight of the Board of Directors.

Chairman	Allen Salmasi

Chief Executive Officer, Chief Operating Officer and President	Dr. James Brailean

Executive Vice President, Chief Financial Officer	Francis J. Harding

Executive Vice President, Chief Legal Counsel and Secretary	Frank A. Cassou

Biographical information for our executive officers who do not serve on the Board of Directors is presented below.

Name	Position
Frank A. Cassou
Frank A. Cassou, 51, is Executive Vice President, Corporate Development and Chief Legal Counsel and Secretary of the Company.  Mr. Cassou held similar positions at NextWave Telecom Inc., which he joined in 1996.  Prior to joining the Company, Mr. Cassou was a partner at the law firm of Cooley Godward LLP, where he practiced corporate law representing telecommunications and technology companies.  He was outside corporate counsel to QUALCOMM Inc. from June 1991 through February 1996, representing the company in its public financing and acquisition transactions, licensing agreements and the formation of strategic partnerships.

Francis J. Harding
Francis J. Harding, 64, has served as Chief Financial Officer of the Company since May 2009 and  as Chief Accounting Officer from August 2005 to May 2009.  Mr. Harding has served 18 years in senior financial management roles for international wireless carriers and wireless technology development companies.  Prior to joining the Company, Mr. Harding served as Vice President, Network Finance and Vice President, Finance for Leap Wireless International.  He previously served ten years at QUALCOMM, Inc., where he held senior positions, including Vice President, Corporate Controller, Vice President Finance, CDMA and Vice President Finance, International.  Formerly, Mr. Harding served as Executive Vice President and CFO of Monitor Technologies, Inc., in addition to senior financial roles at LORAL Corporation.  Mr. Harding earned a bachelor degree in mathematics from the University of Massachusetts and an MBA from Alliant International University.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”), that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer.  Copies of our Code are available without charge upon requests directed to Investor Relations, 10350 Science Center Drive, Suite 210, San Diego, California 92121, and from our website at www.nextwave.com. Any amendments to, or waivers under, our Code which are required to be disclosed by the rules promulgated by the SEC will be disclosed on the Company’s website at www.nextwave.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC.  Based solely upon a review of the copies of such forms furnished to us and written representations from our executive officers, directors and greater than 10% beneficial stockholders, we believe that during the year ended December 27, 2008, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis.

The information contained in this prospectus with respect to the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, the description of the Audit Committee and the independence of the non-management members of the Board of Directors shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference in a filing.

Executive Compensation and Corporation Governance

Introduction

NextWave Wireless Inc. is a holding company for mobile multimedia businesses and a significant wireless spectrum portfolio. As a result of our global restructuring initiative, our continuing operations are focused on two key segments: Multimedia, consisting of the operations of our wholly owned subsidiary PacketVideo, and Strategic Initiatives, focused on the management of our wireless spectrum interests.

In the second half of 2008, we commenced the implementation of our global restructuring initiative in an effort to reduce our working capital requirements, narrow our business focus and reorganize our operating units. Key results of this initiative include a 41% reduction in our global workforce, the divestiture of our IPWireless network infrastructure business, the discontinuation of operations at our GO Networks, Cygnus, Global Services and NextWave Networks Products Support infrastructure businesses, and the closing of several facilities throughout the world. Additionally, in the first quarter of 2009, we wound down our semiconductor operations and terminated approximately 220 employees. We anticipate that further implementation of our global restructuring initiative will result in additional headcount reductions and operating unit divestitures or discontinuations, including the divestiture of our WiMax Telecom business and the sale of certain assets of our semiconductor business.

Our compensation decisions during 2008 and 2009 have been driven by our need to cut costs and restructure our business in order to continue as a going concern.  As we complete our restructuring activities, we will consider compensation programs which are responsive to our goals of further developing our Multimedia business and maximizing the value of our significant portfolio of wireless spectrum assets.  In order to successfully complete our restructuring activities and maximize the value of our remaining businesses, our executives must be capable of fulfilling our complex restructuring and cost-minimizing strategies, identifying new opportunities for our Multimedia business and determining and executing on the best alternatives for maximizing the value of our spectrum assets.

Our Multimedia business operates in a highly complex and competitive business environment, which is being constantly reshaped by sweeping technological advances, rapidly changing market requirements, and the emergence of new competitors.  To thrive in this environment, we must continuously develop and refine new products and technologies, devise new business models, and demonstrate an ability to quickly identify and capitalize on new business opportunities.  To achieve these objectives, our Multimedia business will continue to need a highly talented and seasoned team of technical and business professionals. talented engineers and other employees with the skills and experience to develop and commercialize mobile broadband products and technologies.  Many of the direct competitors of our Multimedia business are well-established, international leaders in the wireless communications industry that have significantly greater financial, technical development, and marketing resources than we do.  As a result, the compensation packages that we must use to attract and retain skilled employees will be influenced by the compensation practices of these other organizations.

As we emerge from a period of transition due to our global restructuring efforts, our challenge will be to develop a compensation program that is relevant to our continuing businesses and will enable us to retain, motivate, and appropriately reward our executives and other key employees to successfully execute our business strategy and maximize stockholder value.

Compensation Philosophy and Policies

During 2008, we compensated our executives through a mix of base salary, annual incentive awards, and long-term incentive compensation (in the form of equity awards) that is designed to be competitive with comparable companies in the Semiconductor, Software, Telecommunications, and Infrastructure industries operating within our geographic regions with whom we compete for executive talent.  In allocating compensation among these components, we believe that the compensation of our executives, the individuals who have the greatest ability to influence our performance, should be predominately performance-based.

The market for experienced executives is highly competitive in the various industries in which we operate, and includes several well-established, international organizations, as well as our direct business competitors.  Consequently, we have historically monitored the compensation practices of these companies, as well as those within our industries generally, to ensure that our executive compensation program reflects current market trends.  In fiscal 2008, as in past years, our Human Resources department prepared compensation market data for our management and the Compensation Committee of our Board of Directors to use, based on information that it compiled from publicly-available proxy statements and survey data for comparable industry positions.  Our Human Resources department screens the survey data to confirm that the information is appropriate given our size, type, and mix of businesses, and the industries in which we compete for executive talent.

It is important to note that the compensation market data prepared by our Human Resources department provides only a reference point for our management in formulating compensation proposals and the Compensation Committee in making executive pay decisions.  In particular, the Compensation Committee uses this information solely to validate the range of competitive pay for our executives. It is not used to determine an executive’s total compensation or any individual compensation component.  The Compensation Committee’s decisions about an executive’s compensation relative to the market considers the scope, complexity, and responsibility of the executive’s position in relation to positions in the sources of data.  The Compensation Committee exercises its judgment in interpreting the compensation market data.  As a result, an executive’s actual compensation relative to the compensation market data is a result of the Compensation Committee's assessment of our financial results, current business condition, and the individual performance factors described below.  In the future, as we continue to grow, we expect to conduct periodic benchmarking reviews to ensure that our executive compensation, both in terms of targeted total compensation, as well as the mix and amounts of individual compensation components, is competitive within the industries in which we compete for executive talent.

For 2008, we set the total cash compensation for our executives (that is, the sum of base salary plus target annual incentive award opportunities) at levels that we believe are comparable to and competitive with the companies with whom we compete for executive talent.  Consequently, the targeted total cash compensation for Mr. Salmasi, our CEO, was set at $1,184,123, consisting of his then-base salary of $777,000 and a target annual incentive award opportunity equal to 100% of his base salary.  The Compensation Committee believed that, at this level, Mr. Salmasi’s targeted total cash compensation was in line with the prevailing market practices and the importance of his individual contributions to the Company.  In the case of the other Named Executive Officers, their targeted total cash compensation ranged from approximately $450,000 to approximately $800,000. The Compensation Committee believed that the targeted total cash compensation of Messrs. Alex, Cassou, Salony and Drs. Brailean and Jones was consistent with that of comparable positions at other companies as reflected in the compensation market data and their individual contributions and roles during the 2008 fiscal year. For fiscal 2008, Mr. Cassou had a target annual incentive award opportunity equal to 75% of his base salary while Mr. Alex and Drs. Brailean and Jones had target annual incentive award opportunities equal to 50% of their base salaries.  The targeted total cash compensation of Drs. Brailean and Jones was increased in fiscal 2008 to reflect their new positions and responsibilities as Chief Executive Officer – NextWave Mobile Products and Chief Executive Officer – NextWave Network Products, respectively. We believe that these total cash compensation opportunities were consistent with our overall compensation philosophy prior to the commencement of our global restructuring activities in 2008.

We have followed a flexible approach to compensation that involves establishing salary grades and target annual incentive award opportunities for all of our employees, including our executives, and evaluating performance after fiscal year-end to determine actual incentive award payments.  For the past three years, fiscal 2005 through 2007, our annual incentive awards have been determined after the end of our fiscal year based on the size of a fixed bonus pool which is then allocated among our employees, including our executives, based on their salary grade and an assessment of corporate and individual performance in accordance with our CEO’s recommendations (except with respect to his own award).  In connection with our global restructuring activities, we determined that we would not pay any annual incentive awards for fiscal 2008 performance.

Equity awards have historically formed an important component of our compensation program.  We have granted equity awards to all new hires, including new executives, based on their salary grade to provide them with an appropriate long-term incentive compensation opportunity.  Our founding executives received such baseline awards upon our emergence from the Chapter 11 reorganization in April 2005 as a new wireless technology company.  Drs. Brailean and Jones received baseline awards following our acquisitions of PacketVideo in July 2005 and IPWireless in May 2007, respectively.  In addition, a significant portion of the annual incentive awards paid in respect of performance for the short fiscal 2005 period, fiscal 2006 and fiscal 2008 were paid in equity, reflecting our desire to tie compensation more closely to our long-term performance and to conserve our cash resources for the growth of our business.

Oversight of Executive Compensation Program

The Compensation Committee administers our executive compensation program.  The Compensation Committee determines and approves targeted total cash compensation, as well as each individual compensation component, based on its review and evaluation of the proposals and recommendations presented by our CEO (except with respect to his own compensation).  Our CEO is typically present at Committee meetings where executive compensation and corporate and individual performance are discussed and evaluated (except where his own compensation and performance are discussed).  Only Compensation Committee members are allowed to vote on decisions regarding executive compensation.

In determining targeted total compensation, the Compensation Committee reviews each component and the mix of compensation that comprises each executive’s total compensation package. This process includes comparing the compensation market data prepared by our Human Resources department to our executives as a group, or individually in the case of our CEO.  To support our compensation objectives, the Compensation Committee may make adjustments to our executives’ compensation components to bring them closer to that of the companies with whom we compete for executive talent.  For example, we do not offer our employees retirement benefits and therefore almost none of our executives’ total compensation is attributed to retirement pay.  We believe that this is an appropriate departure from the practices of many of the larger companies with whom we compete for executive talent because we provide a larger allocation of equity compensation, which provides significant long-term income potential.  In addition to adjusting the allocation among compensation components for our executives, or the CEO, as the case may be, individual pay may differ for any executive based on individual performance, tenure, and a subjective assessment of future potential.  Adjustments also may be made to base salary or incentive compensation based on internal equity among our executives.

For a more complete description of the responsibilities of the Compensation Committee, see “CORPORATE GOVERNANCE – Board Committees – Compensation Committee” included in this prospectus, and the Compensation Committee’s charter, which is posted on our website at www.nextwave.com.

Compensation Components

In fiscal 2008, the primary components of our executive compensation program were:

•	base salary
•	annual incentives
•	equity compensation
•	other benefits

Base Salary

We use base salary to fairly and competitively compensate our executives, including the Named Executive Officers, for the jobs we ask them to perform.  We view base salary as the most stable component of our executive compensation program, as this amount is not at risk.

We believe that the base salaries of our executives should be targeted at or above the median of base salaries for executives in similar positions with similar responsibilities at comparable companies, consistent with our compensation philosophy.  Because of our emphasis on performance-based compensation for executives, base salary adjustments are generally made only when we believe there is a significant deviation from the market or an increase in responsibility. The Compensation Committee reviews the base salary levels of our executives each year to determine whether an adjustment is warranted or necessary.

Fiscal 2008 Decisions.  The Compensation Committee reviewed the base salaries of our executives for fiscal 2008, including the Named Executive Officers, in March 2008.  At that time, base salaries were adjusted to reflect the increases that the Compensation Committee deemed necessary to maintain our executives’ salaries at a competitive level.  In making these adjustments, the Compensation Committee took into account the scope of the executive’s responsibilities, his experience, and his prior performance, and balanced these factors against the compensation market data.  In adjusting each executive’s base salary, the Compensation Committee also considered internal equity among our executives.

Specifically, Mr. Salmasi’s annual base salary was increased to $819,000, Mr. Alex’s annual base salary was increased to $378,560, Mr. Cassou’s annual base salary was increased to $500,760, Dr. Brailean’s annual base salary was increased to $390,000, Mr. Salony’s annual base salary was increased to $313,313 and Dr. Jones’s annual base salary was increased to $390,000.  While the increases for Messrs. Salmasi, Alex, and Cassou were primarily intended to keep their base salaries at or near the market median, the increases for Drs. Brailean and Jones were largely in recognition of the increased responsibilities and duties of their new positions as Chief Executive Officer – NextWave Mobile Products and Chief Executive Officer – Next Wave Network Products, respectively.

Fiscal 2009 Decisions.  Subsequently, in connection with our global restructuring initiative, the Compensation Committee revisited the base salaries of our executives, including the Named Executive Officers.  At that time, both Mr. Salmasi and Salony’s salaries were reduced by 50% to $409,500 and $192,808 respectively.

The base salaries paid to the Named Executive Officers during fiscal 2008 are reported in the Summary Compensation Table included in this prospectus.

Annual Incentives

The Compensation Committee has the authority to make discretionary annual incentive awards to our executives, including the Named Executive Officers, after the end of the fiscal year, once the financial results for the year are available.  While we do not have a formal bonus plan for making these awards, typically we follow the same general process for making the awards each year.  Using the target annual incentive award opportunities and the Company’s financial and operational performance for the completed fiscal year, our CEO establishes a proposed total bonus pool amount and tentative award allocations among our employees, including our executives (except with respect to his own award).  The proposed total bonus pool amount and the tentative award allocations are subject to the approval of the Compensation Committee.  These awards are intended to reward our employees and executives for achieving strategic and operational objectives during the year.  Our CEO also evaluates the performance of each of our executives in order to formulate award recommendations for the Compensation Committee.

Fiscal 2008 Decisions. The target annual incentive award opportunities for our executives, including the Named Executive Officers, determined in fiscal 2008 for fiscal 2007 performance were established as a percentage of their base salaries.  Mr. Salmasi’s target annual incentive award opportunity was 100% of his base salary; Mr. Cassou had a target annual incentive award opportunity equal to 75% of his base salary while Mr. Alex, Mr. Salony and Drs. Brailean and Jones had target annual incentive award opportunities equal to 50% of their base salaries.  Following discussion and review of recommendations provided by Mr. Salmasi, in March 2008 the Compensation Committee determined that each executive had performed during fiscal 2007 in a manner that warranted the payment of an annual incentive award.  In reaching this decision, the Compensation Committee considered the milestones that the Company had achieved in fiscal 2007, including product development achievements and its acquisitions and financing activities, as well as its integration of IPWireless into the Company.  In recognition of the stage of development of the Company’s business, bonuses were paid at less than the full target incentive award levels.  The Compensation Committee conducted an independent evaluation of Mr. Salmasi’s performance for fiscal 2007.

The form of payment for our annual incentive awards is subject to the discretion of the Compensation Committee.  The Compensation Committee elected to pay out the annual incentive awards for fiscal 2007 performance in the form of fully-vested shares of the Company’s common stock and cash. The stock portion of the award was 60%, while the cash portion of the award represented the remaining 40%.

The annual incentive awards made to the Named Executive Officers in fiscal 2008 for fiscal 2007 performance are reported in the Summary Compensation Table included in this prospectus.  Additional information about these awards is reported in the Grants of Plan-Based Awards Table included in this prospectus.

Fiscal 2009 Decisions. The target annual incentive award opportunities for our executives, including the Named Executive Officers, determined in fiscal 2009 for fiscal 2008 performance were established as a percentage of their base salaries exactly as in prior years.  Due to our global restructuring initiatives and our overall need to reduce operating costs, the decision was made not to pay the annual incentive awards for fiscal 2008 performance.

Equity Compensation

We use equity compensation to promote an ownership culture that encourages long-term decision-making and building shareholder value.  Through our equity compensation plan, we provide designated employees, including our executives, with equity incentives that help align their interests with those of our shareholders.  Our practice has been to grant equity awards to new hires in an amount appropriate to their job level and responsibilities.  Additional equity awards have been granted in connection with promotions (to make the total long term equity incentive held by such individual commensurate with other individuals in their new pay grade) and in lieu of annual cash incentive awards.

We believe that the opportunity to acquire equity creates and maintains an environment that motivates our employees to stay with the organization and provides a key incentive to them to promote our long-term success and build shareholder value.  By providing employees a direct stake in our economic success, equity compensation assures a closer identification of their interests with those of the Company and our shareholders, stimulate their efforts on our behalf, and strengthen their desire to remain with us.

Although the accounting treatment for stock options changed for the Company in 2006 as a result of the implementation of SFAS 123(R), making them an expense item for financial reporting purposes, given our current financial position, as well as the compensation practices used in our industry, we continue to use stock options as the primary means of providing equity to our employees.

Fiscal 2008 Decisions.  In fiscal 2008, we did not make equity awards to our executives, including the Named Executive Officers (other than in connection with the payment of the annual incentive awards for fiscal 2007 performance).  In the future, we may consider making one-time or annual ongoing equity awards to our executives to remain competitive, support our ownership culture and increase retention.

The equity awards made to the Named Executive Officers in fiscal 2008 relating to the payment of annual incentive awards for fiscal 2007 performance are reported in the Summary Compensation Table included in this prospectus. Additional information about these awards, including the number of shares subject to each award and the award’s grant date fair value, is reported in the Grants of Plan-Based Awards Table included in this prospectus.

Fiscal 2009 Decisions.  On May 19, 2009, the Compensation Committee met to consider equity incentive compensation for officers and employees of the Company. The Compensation Committee considered the Company's substantial completion of its global restructuring efforts, the desire to provide officers and employees a continued equity incentive to best align their interests with Company stockholders, and the extent to which the Company's existing options are substantially underwater (with a weighted average exercise price of $6.42, as compared to the closing price of a share of Company common stock on NASDAQ of $0.33 on May 19). After considering these factors, and various alternatives, the Compensation Committee approved the grant of new options to purchase an aggregate of 6,378,516 shares of the Company's common stock at an exercise price of $0.33 per share (the "New Stock Options") pursuant to the NextWave Wireless Inc. 2005 Stock Incentive Plan (the "2005 Plan"). Each officer and employee received a New Stock Option to purchase a number of shares equal to the aggregate number of shares currently subject to options held by such employee, with commensurate vesting terms. The New Stock Options will expire on May 18, 2019, if not previously exercised or forfeited.

The New Stock Options awarded to the Company's current executive officers are as follows: James C. Brailean, Chief Executive Officer, President and Chief Operating Officer of the Company, 366,666 shares, of which 343,749 are exercisable and 22,917 are unexercisable as of the Grant Date; Francis J. Harding, Chief Financial Officer of the Company, 187,500 shares, of which 172,163 are exercisable and 15,337 are unexercisable as of the Grant Date; Frank A. Cassou, Executive Vice President and Chief Legal Counsel of the Company, 387,783 shares, all of which are exercisable as of the Grant Date; and Allen Salmasi, Chairman of the Company, 528,082 shares, all of which are exercisable as of the Grant Date. The unexercisable portion of the option awarded to Dr. Brailean will vest in equal installments over 2 months. The unexercisable portion of the option awarded to Mr. Harding will vest in equal installments over 24 months.

Also on May 19, 2009, the Committee approved the grant of certain new hire and other pending stock options (the "Stock Options") to purchase an aggregate of 228,950 shares of the Company's common stock pursuant to the 2005 Plan. The Stock Options were awarded to new or recently promoted employees of the Company and its subsidiaries. The Stock Options have an exercise price of $0.33 per share and will vest over a four-year period commensurate with past practice, including credit for length of service prior to the date of the grant.

Acquisition-Related Payments

Dr. Jones.  In connection with the Company’s acquisition of IPWireless in May 2007, the shareholders of IPWireless, including Dr. Jones, agreed that a portion of the acquisition consideration would be payable only if earned upon the achievement of certain revenue milestones relating to IPWireless's public safety business and TDtv business during the fiscal 2007 to fiscal 2009 timeframe as specified in the merger agreement for the transaction (the “Earn-out Payments”).  Some of this consideration was potentially payable during fiscal 2007, with other amounts potentially payable in fiscal 2008, 2009, and 2010. As provided in the merger agreement, if earned, a specified amount of this additional consideration would be payable in cash or shares of the Company’s common stock at its election, and a lesser specified amount of this additional consideration would be payable in cash or shares of the Company’s common stock at the election of the representative of the IPWireless shareholders. In addition, some of this additional consideration would be placed in escrow for 12 months from the closing date of the acquisition in order to compensate us for any indemnifiable losses the Company may incur as a result of any breach of the representations and warranties or covenants of IPWireless contained in the merger agreement.

As previously disclosed by the Company, some of the specified revenue milestones were achieved during fiscal 2007 and, accordingly, Dr. Jones received a payment in fiscal 2008 determined in accordance with the formulas contained in the merger agreement.  Additionally in July 2008, our $13.3 million escrow claim was settled resulting in the return to us of cash of $4.9 million and approximately 1.5 million shares of our common stock. The remaining purchase consideration held in escrow was distributed to the former shareholders of IPWireless in accordance with the terms of the acquisition.  Dr. Jones received $170,600 in NextWave shares as settlement of this escrow.

Equity Award Grant Practices

Our practice has been to determine the level of equity compensation that we want to provide to an employee and then to grant an option for the number of shares of the Company’s common stock with an exercise price equal to the closing sale price of the common stock on the grant date (or on the last preceding trading date if the shares are not traded on the option grant date).  We generally make stock option grants at each meeting of the Compensation Committee to newly-hired employees, as well as to existing employees who have recently been promoted to new positions.

Generally, it is our policy to make grants of stock options for new hires on the dates of scheduled Compensation Committee meetings after the date of hire.  The proximity of any awards to earnings announcements or other market events is coincidental to the schedule established for Compensation Committee meetings.  We try to make stock option grants at times when they will not be influenced by scheduled releases of information.  We do not grant options that are “in-the-money” or that have exercise prices that are below market value on the date of grant.

Other Benefits

Historically, we have not provided retirement benefits to our executives, including the Named Executive Officers.  However, we offer all of our U.S. employees, including the Named Executive Officers, the opportunity to participate in our tax-qualified defined contribution plan, a Section 401(k) savings plan.  This plan serves as the primary vehicle for our employees to accumulate retirement benefits.  Currently, we do not match any employee contributions (including contributions of the Named Executive Officers) made to the Section 401(k) plan.  We believe that the total amount of retirement benefits made available to our executives, including the Named Executive Officers, under this plan, when added to our equity awards, is consistent with the level of total compensation that we seek to provide to our executives.

We provide medical, disability and life insurance benefits to our executives, including the Named Executive Officers, on the same terms and conditions as are generally available to all of our salaried employees.

Except as noted in the following sentence, we do not provide perquisites or other personal benefits to our executives, including the Named Executive Officers. Mr. Alex received an annual vehicle allowance. This benefit was provided to offset his extraordinary commuting costs given the distance of his residence from our former location in Connecticut, where Mr. Alex maintained his office during 2008. Mr. Salony received an annual housing and vehicle allowance.  This benefit was provided to offset the extraordinary commuting costs given the distance of his residence from our location in Las Vegas, Nevada, where Mr. Salony maintained his office in 2008.

Employment, Severance and Change-in-Control Agreements

Our executives, including the Named Executive Officers (other than Dr. Jones, the former Chief Executive Officer of NextWave Network Products), are not parties to employment, severance or change in control agreements.  Following the May 2007 acquisition of IPWireless, we assumed the obligations under pre-existing employment agreements between IPWireless and Dr. Jones in order to retain his services as an executive of the Company.  These employment arrangements provide for Dr. Jones to receive certain compensation and benefits in the event of termination of his employment under certain circumstances.  The employment agreements remain an obligation of IPWireless, which is no longer a consolidated subsidiary of the Company following the acquisition of 75% of the equity interests in IPWireless by a newly formed entity controlled by Dr. Jones and other members of IPWireless senior management in December 2008.

Specifically, the employment agreement with Dr. Jones provides for specified severance payments and benefits in the event of the termination of his employment by the Company without cause, including (a) a lump cash payment in an amount equal to his annual base salary, subject to applicable tax withholding requirements, (b) the extension of his post-termination stock option exercise period for one year following the date of his termination of employment and (c) a continued right to receive payment, if applicable, under the IPWireless EIP.

For more information about this arrangement, see the discussion of Potential Payments Upon Termination or Change in Control and the accompanying narrative of this prospectus.

Both the NextWave Wireless Inc. 2005 Stock Incentive Plan (the “2005 Stock Incentive Plan”) and the NextWave Wireless 2007 New Employee Stock Incentive Plan (the “2007 New Employee Stock Incentive Plan”) provide for immediate and full vesting of all outstanding stock options upon a change in control of the Company (as defined in the plans).  This provision applies to all of the outstanding stock options held by our executives, including the Named Executive Officers.  We believe that this arrangement is important as a recruitment and retention device, as most of the companies with which we compete for executive talent have similar agreements in place for their senior employees.

Rule 10b5-1 Trading Plans

Our executives, including the Named Executive Officers, may implement a trading plan under Exchange Act Rule 10b5-1 subject to pre-clearing the plan with the Company’s Vice President—Investor Relations. Such plans may be implemented as long as they are entered into (i) when the executive is not in possession of material nonpublic information about the Company and (ii) during one of the Company’s an open trading periods.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code prevents the Company from taking a tax deduction for certain non-performance-based compensation in excess of $1 million in any fiscal year paid to the chief executive officer and the three other most highly compensated named executive officers (excluding the chief financial officer).  While we generally seek to ensure the deductibility of the incentive compensation paid to our executives, the Compensation Committee retains the flexibility necessary to provide cash and equity compensation in line with competitive practice, our compensation philosophy and the best interests of stockholders even if these amounts are not fully tax deductible.

2008 Summary Compensation Table

The following table sets forth information with respect to the compensation of our Named Executive Officers for services in all capacities to us and our subsidiaries.

Name and		Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Principal Position	Year	($)	($) (1)	($)(2)	($)(3)	($)(4)	($)
Allen Salmasi	2008	$777,000	$0	$0	$0	$17,123	$1,184,123
President, CEO & Chairman of the Board of Directors (5)
	2007	$770,769	$390,000	$0	$0	$16,522	$1,177,291
	2006	$723,692	375,000	$461,000	$179,945	$17,238	$1,756,875
George C. Alex	2008	$374,640	$0	$0	$0	$32,123	$491,574
EVP, Chief Financial Officer (6)
	2007	$359,692	$84,812	$0	$0	$31,582	$476,086
	2006	$330,304	$87,500	$0	$77,155	$32,238	$527,197
James C. Brailean	2008	$363,575	$0	$0	$0	$12,125	$452,178
Chief Executive Officer, NextWave Mobile Products (7)
	2007	$279,197	$676,478	$0	$0	$13,152	$968,827
	2006	--	--	--	--	--	--
Frank A. Cassou	2008	$491,940	$0	$0	$0	$17,123	$705,342
EVP, Chief Legal Counsel & Secretary
	2007	$462,462	$196,279	$0	$0	$16,582	$658,741
	2006	$435,839	$168,750	$184,400	$87,941	$17,238	$894,168
R. Andrew Salony	2008	$309,296	$0	$0	$0	$62,083	$440,904
EVP, Chief Administrative Officer (8)
	2007	-	-	-	-	-	-
	2006	--	--	--	--	--	--
William J. Jones	2008	$361,672	-	$0	225,190	$36,167
Former Chief Executive Officer, NextWave Network Products (9)
	2007	$198,024	$84,659	$389,043	$113,283	$1,503,675	$2,288,684
	2006	--	--	--	--	--	--

1.
The amounts reported in this column for Messrs. Salmasi, Alex, and Cassou and Dr. Brailean for fiscal 2007 represent the discretionary annual incentive award earned by each executive for fiscal 2007 performance that was paid in fiscal 2008.  Each executive received 40% of his incentive award payment in cash with the balance payable in fully vested shares of the Company’s common stock.

The amount reported in this column for Dr. Brailean for fiscal 2007 also reflects the payment of a $600,000 retention bonus that was offered to Dr. Brailean in July 2005 in consideration of his continued employment with PacketVideo following the acquisition of PacketVideo by the Company.

2.
The amount reported for Dr. Jones for fiscal 2007 represents the grant date fair value of the stock bonus award granted to him pursuant to the IPWireless Stock Bonus Plan as described in this prospectus.  Pursuant to SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions.  See the Grants of Plan-Based Awards Table included in this prospectus for additional information on the stock awards granted in fiscal 2007.  Note that the amounts reported in this column reflect the Company’s accounting cost for these awards, and do not correspond to the actual economic value that will be received by the Named Executive Officers from the awards.

3.
The amounts reported in this column represent the portion of the grant date fair value of the stock options granted to the Named Executive Officers during fiscal 2008 and in prior years that was recognized for financial reporting purposes with respect to fiscal 2007 and fiscal 2008 in accordance with SFAS 123(R).  The amount reported for Dr. Jones represents the stock options granted to him pursuant to the NextWave Wireless 2005 Employee Stock Plan and the NextWave Wireless 2007 New Employee Stock Incentive Plan, an employment inducement plan.  Pursuant to SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions.  The assumptions made in calculating the grant date fair value amounts for the stock options granted in fiscal 2008 and in prior years are incorporated herein by reference to the discussion of those assumptions in footnote 13 to the Company’s financial statements as contained in the Company’s Annual Report on Form 10-K filed with the SEC on April 2, 2009.  See the Grants of Plan-Based Awards Table included in this prospectus for additional information on the stock options granted in fiscal 2008.  Note that the amounts reported in this column reflect the Company’s accounting cost for these options, and do not correspond to the actual economic value that will be received by the Named Executive Officers from the options.

4.
The amounts reported in this column for fiscal 2008 comprise the following items: Mr. Salmasi, $17,123 for health, disability, and life insurance premiums; Dr. Brailean, $12,125 for health, disability, and life insurance premiums; Mr. Cassou, $17,123 for health, disability, and life insurance premiums; Mr. Alex, $15,000 for a vehicle allowance and $17,123 for health, disability, and life insurance premiums; Mr. Salony, $52,480 for a housing and vehicle allowance and $9,602 for health, disability and life insurance premiums. Dr. Jones, $36,167, which represents the reimbursement of ₤10,000 per year for the cost of procuring his own health, disability, and life insurance premiums.

The amounts reported in this column for fiscal 2007 specifically for Dr. Jones comprise the following.  $20,377 which represents the reimbursement of BPS 10,000 per year for the cost of procuring his own health, disability and life insurance premiums, $1,463,286 in connection with the IPWireless EIP (which was paid in cash in the amount of $217,040 and in 198,463 shares of the Company’s common stock), and $20,011 for his Fiscal 2007 Earn-Out Payment.  Of the amount paid in connection with the IPWireless EIP, $362,765 is being held in escrow for 12 months from the closing date of the acquisition in order to compensate us for any indemnifiable losses the Company may incur as a result of any breach of the representations and warranties or covenants of IPWireless contained in the merger agreement.  In July of 2008, after the settlement of $13.3 million claim, the remaining balance of the escrow was released to the former shareholders of IPWireless in accordance with the terms of the acquisition, $170,600 of escrow was released and paid to Dr. Jones.

5.	On May 4, 2009, Mr. Salmasi assumed the role of Chairman with a special mandate relating to the maximization of the value of the Company’s wireless spectrum assets.

6.
On May 4, 2009, Mr. Alex resigned as Executive Vice President – Chief Executive Officer in connection with the consolidation of corporate-level functions due to Company’s global restructuring activities.

7.	On May 4, 2009, Dr. Brailean assumed the role of Chief Executive Officer, Chief Operating Officer and President.

8.
Mr. Salony is currently employed by the Company but is no longer Executive Vice President, Chief Administrative Officer in connection with the consolidation of corporate-level functions due to the Company’s global restructuring activities.

9.
The amounts reported for Dr. Jones for fiscal 2007 represent his total compensation for the period from May 11, 2007, when he joined the Company, through December 29, 2007.  For purposes of this table, the amounts reported for Dr. Jones have been converted into US Dollars at the 2008 and 2007 yearly average foreign currency exchange rate of 1.855 and 2.0019 respectively.

2008 Grants of Plan-Based Awards Table

The following table sets forth, for the fiscal year ended December 27, 2008, information concerning the equity awards granted to each of the Named Executive Officers in fiscal 2008 under any plan.  There were no non-equity incentive plan compensation awards granted to any of the Named Executive Officers in fiscal 2008.  Additional equity awards were granted in fiscal 2009, which awards are not described in the following table.   Information regarding such awards appears above under “Equity Compensation – Fiscal 2009 Decisions.”

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock	All other option awards: Number of securities underlying	Exercise or base price of option	Grant date fair value of stock and
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or units (#)	options (#)	awards ($/Sh)	option awards
Allen Salmasi	4/25/08							36,111			$390,000
George C. Alex	4/25/08							7,852			$84,812
Frank A. Cassou	4/25/08							18,173			$196,279
James C. Brailean	4/25/08							7,081			$76,478
R. Andrew Salony	4/25/08							6,437			$69,526
William J. Jones	3/20/08							69,571		$5.59	$864,539
	3/28/08							90,563		$5.01	$453,963
	3/28/08								80,000	$4.79	$254,400
	4/25/08							7,708			$84,659
	7/17/08							32,780		$5.20	$170,600

1.
The 4/25/08 awards issued represent stock awards made in lieu of their annual cash incentive awards.  The other stock awards issued to Dr. Jones were made in conjunction with the acquisition of IPWireless under the IPWireless EIP.  The options issued to him were issued under the 2005 Employee Stock Incentive Plan.

The assumptions made in calculating the grant date fair value amounts for the plan-based awards granted in fiscal 2008 are incorporated herein by reference to the discussion of those assumptions in footnote 13 to the Company’s financial statements as contained in the Company’s Annual Report on Form 10-K filed with the SEC on April 2, 2009.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Some of the elements of compensation, including equity awards, reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table above for Dr. Jones are a result of the employment agreements between Dr. Jones and IPWireless, which was acquired by the Company in May 2007.  The employment agreements remain an obligation of IPWireless, which is no longer a consolidated subsidiary of the Company following the acquisition of 75% of the equity interests in IPWireless by a newly formed entity controlled by Dr. Jones and other members of IPWireless senior management in December 2008.  The following narrative summarizes the material terms of these employment agreements. None of the other Named Executive Officers have employment agreements with the Company.

The material terms of Dr. Jones’s employment agreement are as follows:

Compensation and Benefits.  During the term of the agreements, Dr. Jones is eligible to receive the following compensation and benefits:

Base Salary.  An annual base salary of ₤158,610, which is payable in monthly installments.  Dr. Jones’s base salary was ₤158,610 as of December 29, 2007.

Annual Incentive.  An annual performance-based incentive award of up to 50% of his base salary, based on IPWireless’s achievement of certain enumerated performance objectives, and Dr. Jones’s achievement of certain individual performance objectives.

Additional Benefits.  An additional payment equal to 10% of his base salary reimburse him for the cost of procuring his own insurance benefits.  Such benefits are paid directly by IPWireless to Dr. Jones.

Stock Options.  Stock options to purchase shares of IPWireless’ common stock may be granted at the discretion of the Board of Directors.

Employee Incentive Plan Entitlement.  IPWireless had an existing Employee Incentive Plan, pursuant to which participants were eligible to receive an incentive bonus upon the consummation of a change in control of IPWireless.  In connection with the acquisition of IPWireless by NextWave, a portion of the total merger consideration payable was allocated to participants in the IPWireless EIP, including Dr. Jones.  Subject to the achievement by IPWireless of certain revenue benchmarks, Dr. Jones may be entitled to receive up to a maximum of $3,998,559 through 2010 as a result of his participation in the IPWireless EIP.

IPWireless Stock Bonus Plan Entitlement. In connection with the acquisition of IPWireless, NextWave established the IPWireless Stock Bonus Plan as an inducement for employees of IPWireless to join NextWave and continue with the business following the acquisition of IPWireless. Dr. Jones and the other participants in the IPWireless Stock Bonus Plan waived their rights to any further payments under the plan in connection with the December 2008 transaction in which NextWave disposed of 75% of the equity interests of IPWireless.

Termination.  Under specified circumstances, he or IPWireless may terminate his employment prior to the end of the term of the agreement.  These circumstances, and any payments and benefits triggered by the termination, are described under Potential Payments Upon Termination or Change in Control of this prospectus.

2008 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information as to the number and value of equity awards held by each of the Named Executive Officers as of the end of fiscal 2008, measured in terms of the last reported sale price for shares of the Company’s common stock on December 27, 2008 ($0.08 per share) as reported by NASDAQ.  Additional equity awards were granted in fiscal 2009, which awards are not described in the following table.   Information regarding such awards appears above under “Equity Compensation – Fiscal 2009 Decisions.”

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Option Exercise Price ($)	Option Expiration Date
Allen Salmasi
April 13, 2005	416,666	0	$6.00	4/12/15
April 27, 2006	111,416	0	6.00	4/26/16
George C. Alex
April 13, 2005	250,000	0	$6.00	4/12/15
April 27, 2006	47,772	0	6.00	4/26/16
Frank A. Cassou
April 13, 2005	333,333	0	$6.00	4/12/15
April 27, 2006	54,450	0	6.00	4/26/16
James C. Brailean
July 20, 2005	366,666	53,473	$6.00	7/19/12
R. Andrew Salony
April 13, 2005	250,000	0	$6.00	4/12/15
April 27, 2006	5,775	0	$6.00	4/26/16
William J. Jones
June 10, 2007	214,126	129,368	$10.04	6/9/17
September 25, 2007	5,874	3,672	5.82	9/24/17
March 28, 2008	80,000	80,000	$4.79	3/24/09

(1)
The stock options granted on April 13, 2005 are immediately exercisable in full as of the option grant date, subject to an unvested share repurchase right (at the option exercise price) in favor of the Company in the event that the Named Executive Officer terminates employment with the Company for any reason prior to the fourth anniversary of the date of grant.  This repurchase right expires in 48 equal monthly installments over a four year period commencing on the date of grant, beginning on May 13, 2005.  As of December 27, 2008, Mr. Salmasi’s stock option had 34,732 shares that were still subject to this repurchase right, Mr. Alex’s stock option had 20,834 shares that were still subject to this repurchase right, Mr. Cassou’s stock option had 27,778 shares that were still subject to this repurchase right and Mr. Salony’s stock option had 20,834 shares that were still subject to this repurchase. The stock options granted on April 27, 2006 were granted in lieu of a cash incentive award for performance in fiscal 2005 and were vested in full as of the option grant date.

(2)
The stock option granted on July 20, 2005 is exercisable in 48 equal monthly installments over a four year period commencing on the date of grant, beginning on August 20, 2005.  The option granted on June 10, 2007 is exercisable as to 25% of the underlying shares eleven months after the date of grant and thereafter in 36 equal monthly installments. The option granted on September 25, 2007 is exercisable as to 25% of the underlying shares eight months after the date of grant and thereafter in 36 equal monthly installments.  The option granted on March 28, 2008 is a milestone based performance grant that vests 100% upon achievement of the specific milestone or at the 10 year anniversary of the grant date.

2008 Option Exercises and Stock Vested Table

None of our Named Executive Officers exercised options to purchase our common stock or held restricted stock awards subject to vesting during fiscal 2008.

2008 Pension Benefits Table

The Company did not sponsor any defined benefit pension plans for its employees, including the Named Executive Officers, during fiscal 2008.

2008 Nonqualified Deferred Compensation Table

The Company did not maintain any nonqualified defined contribution plan for its employees, including the Named Executive Officers, during fiscal 2008.

Potential Payments Upon Termination or Change in Control

Except for the fiscal 2009 letter agreement with Mr. Harding described below, the Company does not maintain any contracts, agreements, plans, or arrangements that provide for payments to the Named Executive Officers at, following, or in connection with any termination of employment, including, without limitation, resignation, severance, retirement, or a constructive termination of a Named Executive Officer, or a change in control of the Company or a change in the Named Executive Officers responsibilities, except for the accelerated vesting of equity awards under the circumstances described below.

Upon the voluntary termination of employment of any of our executives, including the Named Executive Officers, any unvested portion of any outstanding stock options held by an executive is cancelled and the employee has 90 days from the date of termination of employment in which to exercise the vested portion of any such options.  After the expiration of the 90-day period, the vested portion of any such options that remains unexercised is cancelled.  The Company may, in the discretion of our Board of Directors of the Company and the Compensation Committee of the Board, accelerate the vesting of any unvested portion of any outstanding stock option upon an executive’s termination of employment.

Both the Company’s 2005 Stock Incentive Plan and 2007 New Employee Stock Incentive Plan provide that, in the event of a change in control of the Company (as defined in the respective plan), any unvested portion of any outstanding stock option shall immediately vest in full.  This provision applies to all of the outstanding stock options held by our employees, including the Named Executive Officers.  We believe that this arrangement is an important recruitment and retention device, as most of the companies with which we compete for talent have similar arrangements in place for their senior employees.

The following table sets forth the potential estimated payments and benefits to which each Named Executive Officer would be entitled upon a change in control of the Company, as a result of this vesting acceleration provision.

	Number of Unvested Option Shares	Intrinsic Value of Options Shares Based on Accelerated Vesting as of December 27, 2008
Name	(#)	($) (1)
Allen Salmasi	34,732	$0.00
George C. Alex	20,834	$0.00
Frank A. Cassou	27,778	$0.00
James C. Brailean	53,473	$0.00
R. Andrew Salony	20,834	$0.00
William J. Jones	213,040	$0.00

(1)	For purposes of this calculation, the following assumptions were used:

▪	the date of the change in control of the Company was December 27, 2008;
▪
the market price per share of the Company’s common stock on the date of the change in control was equal to the last reported sale price for the shares of the Company’s common stock on December 26, 2008 ($0.08 per share);

▪	the number of unvested shares of the Company’s common stock as of December 27, 2008 was the number of shares that were subject to the Company’s unvested share repurchase right as of that date; and
▪
the value of the accelerated vesting of outstanding stock options is the intrinsic value of the options as of December 27, 2008 (that is, the value based upon the last reported sale price for the shares of the Company’s common stock on December 26, 2008 less the option exercise price).

The amounts reported in the table above do not include payments and benefits to the extent they may be provided on a non-discriminatory basis to all of the Company’s salaried employees generally upon termination of employment.  These payments and benefits may include accrued salary and vacation pay and welfare benefits provided to all former employees, including medical and dental insurance and life insurance coverage.

Fiscal 2009 Agreement with Mr. Harding.  As previously disclosed, on May 4, 2009, we promoted Francis J. Harding to the role of Chief Financial Officer. In addition to his new responsibilities, Mr. Harding will continue to maintain his role as our Executive Vice President, Corporate Controller and Chief Accounting Officer. On May 6, 2009 we entered into a letter agreement with Mr. Harding detailing certain terms governing the employment relationship between NextWave and Mr. Harding (the “Letter Agreement”).

 The initial term of the Letter Agreement is three years, subject to extension for all periods beyond the conclusion of the term that Mr. Harding remains employed by us. As part of the Letter Agreement, Mr. Harding is entitled to a one time Retention Payment of $30,000 and a base salary of $153.00 per hour, effective as of January 1, 2009.

If Mr. Harding’s employment with us is terminated for Good Reason, as defined in the Letter Agreement, or without Cause, as defined in the Letter Agreement, then we will pay to Mr. Harding (i) all accrued salary and wages as of the date of termination; (ii) accrued vacation as of the date of termination and (iii) six months of Mr. Harding’s base salary. Additionally, we will provide continued medical, dental, and vision insurance coverage for Mr. Harding for six months from the date of the termination of his employment. Furthermore, if Mr. Harding’s employment is terminated without Cause or for Good Reason or upon the conclusion of the term of the Letter Agreement, we will retain Mr. Harding as a independent contractor consultant, subject to execution of a mutually agreeable contract, whereupon Mr. Harding will provide general managerial and financial consultancy services to NextWave for the six month period following the termination of Mr. Harding’s employment with us. Mr. Harding would be compensated $5,000 per week to perform such services.  If such services provided by Mr. Harding exceed twenty hours per week, we will compensate Mr. Harding with an additional payment of $250 per hour for every hour worked by Mr. Harding in excess of twenty hours per week.  In the event that we terminate Mr. Hardings’s employment for Cause, the Letter Agreement provides that we will pay Mr. Harding all of his accrued wages and salary that he is owed as part of his employment with us.

2008 Director Compensation Table

The following table sets forth, for the fiscal year ended December 27, 2008, the total compensation of the non-employee members of the Company’s Board of Directors. (1)

	Fees Earned or Paid in Cash	Option Awards
Name	($) (2)	($) (3)(4)	Total ($)
Douglas F. Manchester	$41,250	$173,146	$214,396
Jack Rosen	$44,750	$136,909	$181,659
Robert T. Symington	$39,250	$143,241	$182,491
William H. Webster	$49,750	$162,820	$212,570

(1)	As employees of the Company, Mr. Salmasi and Drs. Brailean and Jones received no compensation for serving as members of the Company’s Board of Directors.

(2)
The Company’s standard fee arrangements for non-employee directors are as follows: a $2,000 cash fee for each Board meeting attended in person, a $1,000 cash fee for each telephonic Board meeting attended, and a $750 cash fee for each Board committee meeting attended. In January 2009 the Board of Directors also approved a $40,000 annual retainer for each non-employee director.  Also in January of 2009, the non-employee directors also received an annual stock option grant of 350,000 shares of the Company’s common stock for service on the Board of Directors, with 200,000 shares subject to immediate vesting and 150,000 shares subject to vesting over one year in equal monthly increments.  In addition, each non-employee director received an annual stock option grant of 8,500 shares of the Company’s common stock for service on each Board committee in respect of their fiscal 2008 service.

(3)
The amounts reported in the Option Awards column represent the portion of the grant date fair value of the stock options granted to the non-employee directors during fiscal 2008 and in prior years that was recognized for financial reporting purposes with respect to fiscal 2008 in accordance with SFAS 123(R).  Pursuant to SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions.  The assumptions made in calculating the grant date fair value amounts for the options granted in fiscal 2008 and in prior years are incorporated herein by reference to the discussion of those assumptions in footnote 13 to the Company’s financial statements as contained in the Company’s Annual Report on Form 10-K filed with the SEC on April 2, 2009. Note that the amounts reported in this column reflect the Company’s accounting cost for these options, and do not correspond to the actual economic value that will be received by the non-employee directors from the options.

(4)
The grant date fair value of the stock options granted to the non-employee directors during fiscal 2008 are as follows: Mr. Manchester , Mr. Rosen and Mr. Symington $124,800; and Judge Webster $144,000.

The aggregate number of stock options outstanding as of December 28, 2008 for each of the non-employee directors was as follows:

Name	Number of Shares Underlying Outstanding Options
Douglas F. Manchester (a)	188,076
Jack Rosen (b)	158,666
Robert T. Symington (c)	166,999
William H. Webster (d)	193,833

(a)
Includes an option to purchase 12,743 shares of the Company’s common stock with an exercise price of $1.96 per share, granted on September 15, 2004; an option to purchase 50,000 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 13, 2005; an option to purchase 8,333 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 27, 2006; an option to purchase 52,000 shares of the Company’s common stock with an exercise price of $11.80 per share granted on February 26, 2007; and an option to purchase 65,000 shares of the Company’s common stock with an exercise price of $4.79 per share granted on March 28, 2008.

(b)
Includes an option to purchase 33,333 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 13, 2005; an option to purchase 8,333 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 27, 2006; an options to purchase 43,500 shares of the Company’s common stock with an exercise price of $11.80 per share granted on February 26, 2007; an option to purchase 8,500 shares of the Company’s common stock with an exercise price of $9.00 per share granted on May 24, 2007; and an option to purchase 65,000 shares of the Company’s common stock with an exercise price of $4.79 per share granted on March 28, 2008.

(c)
Includes an option to purchase 33,333 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 13, 2005; an option to purchase 16,666 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 27, 2006; an option to purchase 52,000 shares of the Company’s common stock with an exercise price of $11.80 per share granted on February 26, 2007; and an option to purchase 65,000 shares of the Company’s common stock with an exercise price of $4.79 per share granted on March 28, 2008.

(d)
Includes an option to purchase 50,000 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 13, 2005; an option to purchase 8,333 shares of the Company’s common stock with an exercise price of $6.00 per share, granted on April 27, 2005; an option to purchase 60,500 shares of the Company’s common stock with an exercise price of $11.80 per share granted on February 26, 2007; and an option to purchase 75,000 shares of the Company’s common stock with an exercise price of $4.79 per share granted on March 28, 2008.

For a description of our equity award grant practices for the non-employee directors, see “Equity Award Grant Practices” in the Compensation Discussion and Analysis section of this prospectus.

Perquisites and other personal benefits provided to each of the non-employee directors in fiscal 2008 were, in the aggregate, less than $10,000 per director.

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee are independent directors, and none of them are present or past employees or officers of ours or any of our subsidiaries. No member of the Compensation Committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K of the Exchange Act. None of our executive officers currently serves, or in the past fiscal year has served, on the Board of Directors or Compensation Committee (or other committee serving an equivalent function) of an entity whose executive officers served on our Board or Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (“CD&A”) contained in the Company’s 2008 Proxy Statement and discussed that CD&A with management. Based on the Compensation Committee’s review of, and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board of Directors has approved, that the CD&A be included in the Company’s Annual Report on Form 10-K and this prospectus for filing with the SEC.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is certain information as of february 3, 2010, with respect to the beneficial ownership determined in accordance with Rule 13d-3 under the Exchange Act, of our common stock by (a) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common stock and our outstanding preferred stock, (b) each director and nominee for director, (c) each of the executive officers named in the Summary Compensation Table on page 71 of this Registration Statement and (d) all of our executive officers and directors as a group.  Unless otherwise stated, the business address of each person listed is c/o NextWave Wireless Inc., 10350 Science Center Drive, Suite 210, San Diego, California  92121.

	Securities Beneficially Owned
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Outstanding

Principal Security Holders:

Navation Inc. (1)	21,772,731	13.9%
Avenue Capital (2)	62,254,490	39.6%
Sola Ltd. (3)	23,929,801	15.2%

Officers, Directors and Nominees:

James C. Brailean (4)	740,413	*
Frank A. Cassou (5)	3,273,441	2.1%
Carl E. Vogel(6)	416,667	*
Frances J. Harding(7)	465,891	*
Douglas F. Manchester (8)	7,758,744	4.9%
Jack Rosen (9)	865,623	*
Allen Salmasi (10)	31,269,172	19.9%
Robert T. Symington (11)	709,498	*
William H. Webster (12)	850,040	*

All directors and officers as a group	46,349,489	29.5%

* Less than 1%

The shares beneficially owned and ownership percentages reflected in the table above are based on the inclusion in the calculations for each individual or entity of (i) options held by such individual or entity that are exercisable within a period of 60 days from the record date, (ii) convertible Third Lien Notes held by such individual or entity that are convertible within a period of 60 days from the record date and (iii) warrants held by such individual or entity that are exercisable within a period of 60 days from the record date, as applicable.

(1)
The address for Navation, Inc. is c/o Mr. Alain Tripod, 15, rue Général-Dufour, Case Postale 5556, CH - 1211 Genéve 11, Switzerland. Includes 6,678,857 shares issuable upon conversion of Third Lien Notes.

(2)
Based on Amendment No. 3 to the Schedule 13D filed by Avenue Capital and its affiliates on December 18, 2009.  The address for Avenue Capital Group is 535 Madison Avenue, New York, NY 10022.  Robert T. Symington, a member of the NextWave Board of Directors, is a portfolio manager at Avenue Capital.  Includes 709,498 shares of common stock underlying options held by Mr. Symington that are exercisable within 60 days, 1,753,552 shares of common stock held by Avenue Special Situations Fund IV, L.P., 136,432 shares of common stock held by Avenue Investments, L.P. , 44,147,590 shares of common stock held by Avenue AIV US, L.P., 12,192,847 shares of common stock issuable upon conversion of the Third Lien Notes, and 3,314,571 shares of common stock issuable upon conversion of payment-in-kind interest payable over the term of the Third Lien Notes.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC, the general partner of Avenue Capital and exercises voting and investment power over the securities beneficially owned by Avenue Capital and by the funds thereof.

(3)
The address for Sola Ltd is 430 Park Avenue, 9th floor, New York, NY 10022.  Includes 12,500,000 shares issuable upon the exercise of warrants and 5,179,801 shares issuable upon conversion of Third Lien Notes.  Mr. Pucillo is the managing member of Solus GP LLC, the general partner of Solus Alternative Asset Management LP and exercises voting and investment power over the securities beneficially owned by Solus Alternative Asset Management LP.  The convertible securities held by Sola Ltd. provide that in no event will any holder of such securities be entitiled to receive common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become directly or indirectly, a beneficial owner of more than 9.9% of the shares of our common stock outstanding at such time.

(4)	Includes 733,332 shares underlying options that are exercisable within 60 days.

(5)	Represents shares held by Frank Cassou directly and indirectly through the Cassou 2008 Annuity Trust. Includes 833,899 shares underlying options that are exercisable within 60 days.

(6)	Includes 416,667 shares underlying options that are exercisable within 60 days.

(7)	Includes 456,829 shares underlying options that are exercisable within 60 days.

(8)
Includes Represents shares held by Douglas F. Manchester directly and indirectly through each of Manchester Financial Group, LP and Manchester Grand Resorts, LP. Includes 12,743 shares underlying options to purchase our common stock, arising from the conversion of options to purchase CYGNUS common stock that were converted into NextWave options in November 2006, 6,678,857 shares issuable upon conversion of Third Lien Notes and 748,944 shares underlying options that are exercisable within 60 days.

(9)	Includes 690,457 shares underlying options that are exercisable within 60 days.

(10)
Allen Salmasi is Chief Executive Officer of Navation, Inc. Mr. Salmasi may be deemed to beneficially own the shares of common stock held or record by Navation, Inc. Represents shares held by Allen Salmasi directly and indirectly through Navation, Inc. Includes 6,678,857 shares issuable upon conversion of Third Lien Notes and 1,056,164 shares underlying options that are exercisable within 60 days.

(11)	Includes 709,498 shares underlying options that are exercisable within 60 days.

(12)	Includes 741,707 shares underlying options that are exercisable within 60 days.

Securities Authorized for Issuance Under Equity Compensation Plan

The Company granted options exercisable to purchase 3,513,687 shares of common stock through 89 stock option awards under all of its compensation plans during the fiscal year ended December 27, 2008.  On March 28, 2008 the Company granted options for 1,035,005 shares that vest 100% upon the specific achievement of defined milestones assigned to each grantee, or after 10 years. In May 2009, the Company granted new options to purchase 6,378,516 shares of common stock under the 2005 Stock Incentive Plan.  Such options were granted in consideration of several factors, including the Company's substantial completion of its global restructuring efforts, the desire to provide officers and employees a continued equity incentive to best align their interests with Company stockholders, and the extent to which the Company's existing options were substantially underwater.  Also in May 2009, the Committee approved the grant of certain new hire and other pending stock options to purchase an aggregate of 228,950 shares of common stock pursuant to the 2005 Stock Incentive Plan. Such options were awarded to new or recently promoted employees of the Company and its subsidiaries and will vest over a four-year period commensurate with past practice.  The options granted in May 2009 are not included in the "Equity Compensation Plan Information" table below.

Information about our equity compensation plans at December 27, 2008 is as follows:

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	17,422,865	$1.95	794,929
Equity compensation plans not approved by security holders (2)	3,431,104	$6.08	11,445,967
Total	20,853,969	$2.63	12,240,896

(1)
In June 2006, NextWave Wireless LLC unit holders approved 20 million Units (approximately 3,333,333 shares of our common stock) issuable upon the exercise of options to be granted pursuant to the NextWave Wireless LLC 2005 Units Plan (the “2005 Units Plan”).  The remaining Units issuable pursuant to the 2005 Units Plan were approved by the Bankruptcy Court in April 2005 in connection with the plan of reorganization of NextWave Telecom, Inc. and its subsidiaries, including NextWave Wireless LLC.  On November 13, 2006, NextWave Wireless LLC merged with and into NextWave Wireless Inc, and the 2005 Units Plan was assumed by NextWave Wireless Inc., becoming the 2005 Stock Incentive Plan.  In May of 2007, NextWave Wireless Inc. shareholders approved an amendment to the 2005 Stock Incentive Plan to increase the number of shares of common stock available for issuance from 12,500,000 to 27,500,000.  Thus, 18,333,333 shares of our common stock issued or available for issuance pursuant to grants under the 2005 Stock Incentive Plan have been approved by stockholders.

(2)
The remaining 9,166,667 shares of common stock issuable pursuant to the grant of options under the 2005 Stock Incentive Plan were approved in April 2005 by the Bankruptcy Court in connection with the plan of reorganization as described above.  The 2005 Stock Incentive Plan provides for the issuance of nonqualified stock options, or restricted, performance-based, bonus, phantom or other stock-based awards to directors, employees and consultants of NextWave. Thus, 9,166,666 shares of our common stock issued or available for issuance pursuant to grants under the 2005 Stock Incentive Plan have not been approved by shareholders.

In September 2005, we issued a warrant to purchase up to 500,000 shares of our common stock to Station 4, LLC, a private advisory company, as partial consideration for services to be provided to the Company under a three-year advisory services agreement. The warrants have an exercise price of $6.00 per share, and were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.  Stockholders did not approve the issuance of the warrants.

In July 2005, NextWave acquired PacketVideo Corporation, which became a wholly-owned subsidiary of the Company following the closing of the acquisition.  In August 2005, the Board of Directors of PacketVideo Corporation adopted the PacketVideo Corporation 2005 Equity Incentive Plan (the “PacketVideo Plan”), pursuant to which employees of PacketVideo Corporation  were authorized to receive up to 1,375,000 shares of our common stock upon the exercise of stock options and similar rights (after giving effect to the conversion described below).  The PacketVideo Plan was subsequently amended on two occasions to increase the aggregate number of authorized shares to a total of 1,833,333 shares of our common stock. Pursuant to the terms of the PacketVideo Plan, on January 3, 2007, when we listed our common stock on the NASDAQ Global Market, each outstanding option, exercised or not, under the PacketVideo Plan was automatically converted from an option or other award to purchase PacketVideo common stock into an option or other award to purchase shares of NextWave common stock.  The PacketVideo Plan was not approved by our stockholders.

Under the NASDAQ Marketplace Rules, listed issuers are permitted to grant compensatory equity to new employees for the purpose of inducing such persons to enter into an employment relationship with the issuer without stockholder approval.  Each of the GO Networks Employee Stock Bonus Plan, the IPWireless Stock Bonus Plan and the 2007 New Employee Stock Incentive Plan described below were adopted by NextWave without stockholder approval pursuant to the inducement exemption.

In connection with the acquisition by NextWave of GO Networks, Inc. in February 2007, NextWave adopted the GO Networks Employee Stock Bonus Plan, whereby a select group of employees of GO Networks, Inc. may receive up to an aggregate of $5.0 million in shares of NextWave common stock upon the achievement of certain operational milestones in the 18-month period subsequent to the closing of the acquisition.  The product shipment milestones were not achieved in 2008 and, accordingly, no bonuses have been earned under the plan.

In connection with the acquisition by NextWave of  IPWireless in May 2007, NextWave adopted the IPWireless Stock Bonus Plan, whereby a select group of employees of IPWireless may receive up to an aggregate of $7.0 million in shares of NextWave common stock upon the achievement of certain operational milestones measured for fiscal 2007, 2008 and 2009.  For the fiscal 2007 performance period, 543,486 shares were earned under the IPWireless Stock Bonus Plan.  On March 24, 2008 a net of 320,698 shares were paid out to participants.  222,788 Shares were withheld due to withholding tax payment obligations. In connection with our December 2008 sale of a controlling interest in IPWireless, the employees of IPWireless waived any continuing rights under the plan and, accordingly, no further bonuses are due and payable.

In February 2007, NextWave adopted the 2007 New Employee Stock Incentive Plan to offer shares of NextWave common stock for equity awards to new hires of the Company and its subsidiaries, including new employees who have joined the Company in connection with acquisitions.  The 2007 New Employee Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors of NextWave, and provides for the grant of up to 2,500,000 shares of NextWave common stock to new hires of the Company as compensatory equity aimed at inducing such persons to enter into an employment relationship with the Company.  This plan was then amended to provide up to 5,000,000 shares of NextWave common stock to new hires of the Company.

As of September 30, 2009, options to acquire a total of 141,425 shares of common stock have been granted under the 2007 New Employee Stock Incentive Plan, leaving 4,858,575 options available for future grant under the plan.

Certain Relationships and Related Transactions

On December 24, 2008, we sold a controlling interest in our IPWireless subsidiary to IPW Holdings and an affiliate of IPW Holdings, for an upfront cash payment of approximately $1.1 million, plus future cash payments of up to $0.5 million for reimbursement of transaction-related expenses. IPW Holdings was formed by the senior management team of IPWireless, including Dr. William Jones, Ph.D.  Dr. Jones resigned from his positions as a member of our board of directors and the chief executive officer of our NextWave Networks Products division concurrent with the closing of the sale.

On October 9, 2008, we issued the Second Lien Notes in the aggregate principal amount of $105.3 million.  The Second Lien Notes were issued at a 5% original issue discount, resulting in gross proceeds of $100.0 million.  Of the Second Lien Notes issued in October 2008, Second Lien Notes in the aggregate principal amount of $78.9 million were purchased by Avenue AIV US, L.P., an affiliate of Avenue Capital. Robert Symington, a portfolio manager with Avenue Capital, is a member of our Board of Directors. The issuance of the Second Lien Notes and related transactions were approved by an independent committee of our Board of Directors. Additionally, we issued warrants to purchase an aggregate of 30.0 million shares of our common stock for an exercise price of $0.01 per share and paid $5.6 million in fees to Avenue AIV US, L.P. in connection with the Second Lien Notes issuance.  In April 2009, we issued an additional warrant to purchase 7.5 million shares of our common stock for an exercise price of $0.01 per share to Avenue AIV US, L.P. as required pursuant to the terms of our Second Lien Notes. In July 2009, we entered agreements pursuant to which NextWave LLC issued Incremental Notes in the aggregate principal amount of $15,000,000, on the same financial and other terms applicable to the existing Second Lien Notes.  In connection with the issuance of the Incremental Notes, we issued to Avenue AIV US, L.P., the Incremental Notes purchaser, warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share.  The issuance of the Incremental Notes and related transactions were approved by our Board of Directors without the participation of Mr. Symington.

On October 9, 2008, we also issued the Third Lien Notes in the aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock.  Of our Series A Preferred Stock issued and sold in March 2007, 14%, 14% and 28% of the shares were sold respectively, to Navation, Inc., an entity owned by Allen Salmasi, our Chairman, Manchester Financial Group, L.P., an entity indirectly owned and controlled by Douglas F. Manchester, a member of our board of directors, and affiliates of Avenue Capital. These parties also participated on a pro rata basis in the exchange of our Series A Preferred Stock for the Third Lien Notes, which was approved by an independent committee of our Board of Directors.

Procedures for Approval of Related Party Transactions

Pursuant to our Audit Committee Charter, the Audit Committee reviews, discusses with management and our independent registered public accounting firm and approves any transactions or courses of dealing with related parties (including significant stockholders, directors, corporate officers or other members of senior management or their family members) that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties, including any safeguards or additional procedures to be applied in such circumstances.

In July 2009, we entered into agreements pursuant to which NextWave LLC issued Incremental Notes in the aggregate principal amount of $15,000,000, on the same financial and other terms applicable to the existing Second Lien Notes.  In connection with the issuance of the Incremental Notes, we issued to Avenue AIP US, L.P., the Incremental Notes purchaser, warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share. Avenue AIV US, L.P. is an affiliate of Avenue Capital, of which Robert Symington, a member of our Board of Directors, is a Senior Portfolio Manager.  The issuance of the Incremental Notes and related transactions were approved by our Board of Directors without the participation of Mr. Symington.

On October 9, 2008, we completed a private placement of our Second Lien Notes and the exchange of our Series A Preferred Stock for the Third Lien Notes, as described herein.  The purchasers of the Second Lien Notes included affiliates of Avenue Capital, of which a member of our Board of Directors, Robert Symington, is a portfolio manager.  The holders of our Series A Preferred Stock included, in addition to other investment funds and institutional investors, Navation, Inc., an entity owned by Allen Salmasi, our Chairman, Douglas F. Manchester, a member of our Board of Directors, and affiliates of Avenue, of which a member of our Board of Directors, Robert Symington, is a portfolio manager. Because two members of our Audit Committee were associated with entities involved in the private placement, our Board of Directors formed an independent committee consisting of Messrs. Rosen and Webster to review and approve the transaction and obtained a fairness opinion with respect to the transaction.  None of the related parties received any compensation in connection with the financing or exchange and all investors were subject to the same terms and conditions.

The terms of our sale of a controlling interest in IP Wireless to IPW Holdings were approved by the Governance Committee, following the completion of a sale process in which the Company retained financial advisors.  The Governance Committee had been granted the authority to oversee and approve the disposition of certain of our businesses in connection with our October 2008 Second Lien Notes financing and the initiation of our global restructuring initiative.  The Governance Committee received advice in connection with the structure of the transaction and a fairness opinion relating to the consideration received by the Company in the transaction.  No member of the Governance Committee had a financial interest in the IP Wireless transaction.

Independence Standards for Directors

Our Board of Directors is required to affirmatively determine that a majority of our directors are independent under the listing standards of NASDAQ, the principal securities exchange on which our common stock is traded.

During its annual review of director and nominee independence, our Board of Directors considers all information it deems relevant, including without limitation, any transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates.  The purpose of this review is to determine whether any relationships or transactions with NextWave impair such director or nominee’s ability to exercise independent judgment in carrying out the responsibilities of a director.  The Board of Directors has not adopted any categorical standards for assessing independence, preferring instead to consider all relevant facts and circumstances in making an independence determination, including without limitation, applicable independence standards promulgated by NASDAQ. The Board of Directors considered the transactions and relationships described below, in addition to the transactions described under “Certain Relationships and Related Transactions” in making its determination that all directors and nominees other than Mr. Salmasi and Dr. Brailean are independent under the listing standards of NASDAQ.

Mr. Manchester is the shareholder and the general partner of Manchester Financial Group L.P. (“Manchester Financial”).  Manchester Financial participated in our March 2007 preferred stock private placement and Mr. Manchester participated in the pro rata exchange of these shares for our Third Lien Notes, described in greater detail under “Certain Relationships and Related Transactions.”  Mr. Manchester together with his affiliates currently holds 330,943 shares of common stock and an investment in our Third Lien Notes in the aggregate principal amount of $67 million.  These transactions were considered by our Board of Directors in making its determination that Mr. Manchester is independent under the listing standards of NASDAQ.

Mr. Symington is a Portfolio Manager at Avenue Capital Group.  Avenue Capital Group and its affiliates (collectively, “Avenue”) hold an investment in our Senior Notes due 2010 in the aggregate principal amount of $175 million; an investment in our Second Lien Notes in the aggregate principal amount of $79 million; and an investment in our Third Lien Notes in the aggregate principal amount of $135 million.  The participation of Avenue in the Notes, Second Lien Notes and Third Lien Notes transactions were considered by our Board of Directors in making its determination that Mr. Symington is independent under the listing standards of NASDAQ.

LEGAL MATTERS

The validity of the shares of NextWave Wireless Inc. common stock offered hereby will be passed upon for NextWave Wireless Inc. by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 27, 2008 and December 29, 2007 and each of the two years ended December 27, 2008, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. On November 13, 2006, we became a SEC reporting company as a successor to NextWave Wireless LLC. Copies of NextWave Wireless LLC’s and our reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at SEC Headquarters or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports and other information regarding the Company and NextWave Wireless LLC. The address of the SEC website is http://www.sec.gov.

You should rely only on the information contained in this prospectus or on information to which NextWave has referred you. We have not authorized anyone else to provide you with any information.

NEXTWAVE WIRELESS INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NextWave Wireless Inc.

We have audited the accompanying consolidated balance sheets of NextWave Wireless Inc. as of December 27, 2008 and December 29, 2007, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’/members’ equity (deficit) and cash flows for each of the two fiscal years in the period ended December 27, 2008. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated April 1, 2009, the Company, as discussed in Note 1, has not yet consummated sales of its wireless spectrum assets yielding proceeds that are sufficient to retire the payment obligations  related to its secured notes which total $164.1 million in principal plus accrued interest due in July 2010 and the $135.7 million in principal plus accrued interest due in December 2010, nor has the Company renegotiated the 2010 maturities of its secured notes, or been able to obtain access to the debt or equity markets to refinance the indebtedness.  The inability to obtain working capital to pay the debt as it matures will adversely affect the Company’s liquidity. Note 1 describes management's ongoing plans to address this liquidity issue.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NextWave Wireless Inc. at December 27, 2008 and December 29, 2007, and the consolidated results of its operations and its cash flows for each of the two fiscal years in the period ended December 27, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements have been adjusted for the retrospective application of Financial Accounting Standards Board Statement No. 160, “Noncontrolling Interest in Consolidated Financial Statements”, which became effective December 28, 2008.

/s/ ERNST & YOUNG LLP
San Diego, California
April 1, 2009
except for Note 1, as to which the date is
February 8, 2010

NEXTWAVE WIRELESS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value data)
	December 27, 2008	December 29, 2007
ASSETS
Current assets:
Cash and cash equivalents	$60,848	$46,300
Restricted cash and marketable securities	24,870	202
Marketable securities	—	113,684
Accounts receivable, net of allowance for doubtful accounts of $95 and $51 at December 27, 2008 and December 29, 2007, respectively	4,530	6,581
Deferred contract costs	2,785	3,515
Wireless spectrum licenses held for sale	112,741	—
Current assets of discontinued operations	24,726	257,181
Prepaid expenses and other current assets	2,949	4,333
Total current assets	233,449	431,796
Restricted marketable securities	—	75,000
Wireless spectrum licenses, net – continuing operations	442,415	587,851
Wireless spectrum licenses, net – discontinued operations	—	46,030
Goodwill	38,662	40,082
Other intangible assets, net	18,933	24,115
Property and equipment, net	4,206	13,641
Other assets, including assets measured at fair value of $4,210 at December 27, 2008	19,845	25,539
Noncurrent assets of discontinued operations	—	14,684
Total assets	$757,510	$1,258,738
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,417	$4,200
Accrued expenses	24,887	37,529
Current portion of long-term obligations	136,567	6,524
Deferred revenue	17,378	24,457
Liabilities of discontinued operations	24,094	95,616
Other current liabilities	1,890	1,439
Total current liabilities	212,233	169,765
Deferred income tax liabilities	89,062	93,580
Long-term obligations, net of current portion	496,297	320,782
Accrued purchase consideration and bonuses payable	1,179	57,903
Noncurrent liabilities of discontinued operations	—	11,381
Other liabilities	14,855	4,576
Commitments and contingencies
Redeemable Series A Senior Convertible Preferred Stock, $0.001 par value; 355 shares authorized; no shares and 355 shares issued and outstanding at December 27, 2008 and December 29, 2007, respectively; liquidation preference of $375,811 at December 29, 2007	—	371,986
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 25,000 shares authorized; 355 shares designated as Series A Senior Convertible Preferred Stock; no other shares issued or outstanding	—	—
Common stock, $0.001 par value; 400,000 shares authorized; 103,092 and 92,667 issued and outstanding at December 27, 2008 and December 29, 2007, respectively	103	93
Additional paid-in-capital	838,865	686,918
Accumulated other comprehensive income	5,255	12,836
Accumulated deficit	(900,339)	(471,082)
Total stockholders’ equity (deficit)	(56,116)	228,765
Total liabilities and stockholders’ equity (deficit)	$757,510	$1,258,738

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
	Years Ended
	December 27, 2008	December 29, 2007
Technology licensing and service revenues	$63,009	$36,328
Operating expenses:
Cost of technology licensing and service revenues	18,819	17,084
Engineering, research and development	27,762	24,431
Sales and marketing	12,597	14,040
General and administrative	67,873	76,024
Restructuring charges	7,582	—
Asset impairment charges	6,837	—
Purchased in-process research and development	—	860
Total operating expenses	141,470	132,439
Gain on sale of wireless spectrum licenses	70,283	—
Loss from operations	(8,178)	(96,111)
Other income (expense):
Interest income	3,048	15,799
Interest expense	(99,334)	(45,981)
Other income (expense), net	(2,364)	(1,048)
Total other income (expense), net	(98,650)	(31,230)
Loss from continuing operations before income taxes	(106,828)	(127,341)
Income tax benefit (provision)	1,276	(1,261)
Net loss from continuing operations	(105,552)	(128,602)
Loss from discontinued operations, net of loss on divestiture of discontinued operations $118,360 and $0, and income tax benefit of $3,384 and $626, respectively	(323,705)	(192,556)
Net loss	(429,257)	(321,158)
Less: Net loss attributable to noncontrolling interest in subsidiary – continuing operations	—	1,048
Net loss attributed to NextWave	$(429,257)	$(320,110)
Amounts attributed to NextWave common shares:
Loss from continuing operations, net of tax	$(105,552)	$(127,554)
Less: Preferred stock imputed dividends	(22,769)	(20,810)
Accretion of issuance costs on preferred stock	(230)	(210)
Exchange of Series A Preferred Stock for Third Lien Notes	104,349	—
Loss from continuing operations, net of tax, including preferred stock dividends and costs	(24,202)	(148,574)
Loss from discontinued operations, net of tax	(323,705)	(192,556)
Net loss attributed to NextWave common shares	$(347,907)	$(341,130)
Net loss per common share – basic and diluted:
Continuing operations, including preferred stock dividends and costs and exchange of preferred stock	$(0.22)	$(1.66)
Discontinued operations	(2.94)	(2.15)
Net loss	$(3.16)	$(3.81)
Weighted average shares used in per share calculation	110,224	89,441

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS INC.
CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)
	NextWave Stockholders
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Stockholders’ Equity	Non- controlling Interest in	Stockholders’ Equity	Compre- hensive
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	(Deficit)	Subsidiary	(Deficit)	Loss
Balance at December 30, 2006	—	$—	83,716	$84	$620,423	$(357)	$(150,972)	$469,178	$1,048	$470,226
Shares issued for cash, net of issuance costs and embedded derivatives of $4,035	355	350,966	—	—	—	—	—	—		—
Shares issued to acquire IPWireless, Inc.	—	—	7,651	8	74,514	—	—	74,522		74,522
Shares issued under stock incentive plans	—	—	379	—	2,174	—	—	2,174		2,174
Shares issued for warrants exercised	—	—	670	1	3	—	—	4		4
Share-based compensation expense	—	—	251	—	10,824	—	—	10,824		10,824
Imputed dividends on Series A Senior Convertible Preferred Stock	—	20,810	—	—	(20,810)	—	—	(20,810)		(20,810)
Accretion of issuance costs on Series A Senior Convertible Preferred Stock	—	210	—	—	(210)	—	—	(210)		(210)
Unrealized net gains on marketable securities	—	—	—	—	—	348	—	348		348	$348
Foreign currency translation adjustment	—	—	—	—	—	12,845	—	12,845		12,845	12,845
Net loss	—	—	—	—	—	—	(320,110)	(320,110)	(1,048)	(321,158)	(321,158)
Balance at December 29, 2007	355	371,986	92,667	93	686,918	12,836	(471,082)	228,765	—	228,765	$(307,965)
Net shares issued as additional purchase consideration in acquisition of IPWireless	—	—	8,968	9	36,490	—	—	36,499		36,499
Shares issued under stock incentive plans	—	—	1,457	1	8,788	—	—	8,789		8,789
Share-based compensation expense	—	—	—	—	12,896	—	—	12,896		12,896
Imputed dividends on Series A Senior Convertible Preferred Stock	—	22,769	—	—	(22,769)	—	—	(22,769)		(22,769)
Accretion of issuance costs on Series A Senior Convertible Preferred Stock	—	230	—	—	(230)	—	—	(230)		(230)
Exchange of Series A Senior Convertible Preferred Stock for Third Lien Subordinated Secured Convertible Notes	(355)	(394,985)	—	—	104,349	—	—	104,349		104,349
Fair value of warrants issued in connection with the issuance of Second Lien Notes	—	—	—	—	12,423	—	—	12,423		12,423
Unrealized net gains on marketable securities	—	—	—	—	—	9	—	9		9	$9
Foreign currency translation adjustment	—	—	—	—	—	(7,590)	—	(7,590)		(7,590)	(7,590)
Net loss	—	—	—	—	—	—	(429,257)	(429,257)	—	(429,257)	(429,257)
Balance at December 27, 2008	—	$—	103,092	$103	$838,865	$5,255	$(900,339)	$(56,116)	$—	$(56,116)	$(436,838)

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Years Ended
	December 27, 2008	December 29, 2007
OPERATING ACTIVITIES
Net loss	$(429,257)	$(321,158)
Loss from discontinued operations, net of taxes	(323,705)	(192,556)
Loss from continuing operations	(105,552)	(128,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	14,692	10,441
Depreciation	5,284	4,783
Non-cash share-based compensation	5,206	11,411
Gain on sale of spectrum license	(70,283)	—
Asset impairment charges	6,837	—
Non-cash restructuring charges	2,019	—
In-process research and development	—	860
Accretion of interest expense	46,934	21,050
Losses incurred on strategic investment	1,392	1,359
Other non-cash adjustments	392	4,454
Changes in operating assets and liabilities:
Accounts receivable	1,915	(501)
Deferred contract costs	722	(92)
Prepaid expenses and other current assets	554	(80)
Other assets	76	1,695
Accounts payable and accrued liabilities	2,649	7,641
Deferred revenue	(7,512)	13,869
Other current liabilities	293	1,165
Net cash used in operating activities-continuing operations	(94,382)	(50,547)
INVESTING ACTIVITIES
Proceeds from maturities of marketable securities	106,385	45,005
Proceeds from sales of marketable securities	115,672	1,101,201
Purchases of marketable securities	(112,167)	(1,091,837)
Proceeds from the sale of wireless spectrum licenses	145,522	—
Payments for wireless spectrum licenses	(43)	(54,464)
Cash paid for business combinations, net of cash acquired	(268)	(104,109)
Purchase of property and equipment	(2,939)	(9,210)
Other, net	(1,206)	(560)
Net cash provided by (used in) investing activities-continuing operations	250,956	(113,974)
FINANCING ACTIVITIES
Proceeds from long-term obligations, net of costs to issue	109,009	—
Proceeds from the issuance of Series A Senior Convertible Preferred Stock, net of costs to issue	—	351,146
Net cash released from restricted cash account securing long-term obligations	52,487	—
Payments on long-term obligations	(146,434)	(4,775)
Proceeds from the sale of common shares and membership equity interests	1,737	2,178
Cash distributions paid to members	—	(2,034)
Net cash provided by financing activities-continuing operations	16,799	346,515
Cash used by discontinued operations:
Net cash used in operating activities-discontinued operations	(149,273)	(145,778)
Net cash used in investing activities-discontinued operations	(14,820)	(15,792)
Net cash used in financing activities-discontinued operations	(752)	(2)
Net cash used by discontinued operations	(164,845)	(161,572)
Effect of foreign currency exchange rate changes on cash	(61)	(352)
Net increase (decrease) in cash and cash equivalents	8,467	20,070
Cash and cash equivalents, beginning of period	53,050	32,980
Cash and cash equivalents, end of period	61,517	53,050
Less cash and cash equivalents of discontinued operations, end of period	(669)	(6,750)
Cash and cash equivalents of continuing operations, end of period	$60,848	$46,300

The accompanying notes are an integral part of these consolidated financial statements.

NEXTWAVE WIRELESS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Description of Business and Summary of Significant Accounting Policies and Significant Accounts

Description of Business

NextWave Wireless Inc. (together with its subsidiaries, “NextWave”, “we”, “our” or “us”) is a wireless technology company that develops, produces and markets mobile multimedia and consumer electronic connectivity products including device-embedded software for mobile handsets, client-server media platforms, media sharing software for consumer electronics and pocket-sized mobile broadcast receivers, and manages and maintains worldwide wireless spectrum licenses. Our customers include many of the world’s largest mobile handset and wireless service providers.

Adjustment for Retrospective Application of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51

We have adjusted our consolidated financial statements for the years ended December 27, 2008 and December 29, 2007 to reflect the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.

The financial information contained in our consolidated financial statements and accompanying notes to the consolidated financial statements reflect only the adjustments described below related to the retrospective application of SFAS No. 160 and do not reflect events occurring after April 1, 2009, the date of the original filing of our Annual Report on Form 10-K for the fiscal year ending December 27, 2008.

On December 28, 2008, we adopted the provisions of SFAS No. 160 and early adoption was not permitted. The transition guidance requires prospective application as of the beginning of the fiscal year in which the Statement is initially adopted, except for the presentation and disclosure requirements, which we applied retrospectively for all periods presented as follows:

▪	We reclassified minority interest of $1.0 million at December 30, 2006 to noncontrolling interest in subsidiary within stockholders’ equity;

▪	We adjusted net loss from continuing operations and net loss for the year ended December 29, 2007 to include the net loss attributed to the noncontrolling interest of $1.0 million;

▪	We adjusted consolidated comprehensive loss to include the comprehensive loss attributed to the noncontrolling interest of $1.0 million for the year ended December 29, 2007, and

▪	We provided the following disclosures required by SFAS 160:

o
the amounts of net loss from continuing operations and comprehensive loss and the related amounts of each attributed to NextWave stockholders and the noncontrolling interest separately, on the face of the consolidated financial statements, and

o
a reconciliation at the beginning and the end of the year ended December 29, 2007 of total stockholders’ equity, total stockholders’ equity attributed to NextWave stockholders and total equity attributed to the noncontrolling interest.

The following table sets forth the effect of the retrospective application of SFAS 160 on certain previously reported line items of our consolidated financial statements for the year ended December 29, 2007:
	Year Ended December 29, 2007
(in thousands)	As Originally Reported	As Adjusted
Consolidated Statements of Operations and Cash Flows:
Net loss from continuing operations	$(127,554)	$(128,602)
Net loss	(320,110)	(321,158)
Minority interest	(1,048)	—
Net loss attributable to noncontrolling interest in subsidiary – continuing operations	—	(1,048)
Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit):
Comprehensive loss	(306,917)	(307,965)

In addition, the retrospective application of SFAS 160 resulted in changes to Notes 1, 9 and 17 to the consolidated financial statements. The updated notes to the consolidated financial statements are included below.

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. We have generated net losses of $429.3 million and $321.2 million for the two fiscal years ended December 27, 2008, and have an accumulated deficit of $900.3 million at December 27, 2008. We have used cash from operating activities of our continuing operations of $94.4 million and $50.5 million for the two fiscal years ended December 27, 2008. We have net working capital of $21.2 million at December 27, 2008.

We have funded our operations, business combinations, strategic investments and wireless spectrum license acquisitions primarily with the $550.0 million in cash received in our initial capitalization in April 2005, the net proceeds of $295.0 million from our issuance of 7% Senior Secured Notes (the “Senior Notes”) in July 2006, the net proceeds of $351.1 million from our issuance of Series A Senior Convertible Preferred Stock (the “Series A Preferred Stock”) in March 2007, which, in October 2008, we exchanged for Third Lien Subordinated Secured Convertible Notes due 2011 (the “Third Lien Notes”) in the aggregate principal amount of $478.3 million, and the net proceeds of $87.5 million from our issuance of Senior-Subordinated Secured Second Lien Notes due 2010 (the “Second Lien Notes”) in October 2008. We did not receive any proceeds from the issuance of the Third Lien Notes.

Our total unrestricted cash, cash equivalents and marketable securities at December 27, 2008 totaled $60.8 million.

In an effort to reduce our future working capital requirements and in order to comply with the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, in the second half of 2008, our Board of Directors approved the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses, and we are required to, among other things, divest our semiconductor business, pursue the sale of certain of our other businesses and assets, including our wireless spectrum licenses, and complete other cost reduction actions. The actions contemplated under our global restructuring initiative are described in more detail below under the heading “Restructuring Initiative and Discontinued Operations.”

Our Senior Notes, Second Lien Notes and Third Lien Notes require that the net proceeds from any sales or dispositions of assets be applied towards the repayment of the notes, rather than being used to fund our ongoing operations. Additionally, the Senior Notes and Second Lien Notes require that we maintain a minimum cash balance of $15.0 million (“Minimum Balance Condition”). Failure to comply with the Minimum Balance Condition results in an immediate event of default. On April 1, 2009, we obtained a waiver from the holders of our Senior Notes, Second Lien Notes, and Third Lien Notes that adjusts the Minimum Balance Condition from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a  pari passu  basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%.

We have entered into a binding commitment letter with Navation, Inc., an entity controlled by Allen Salmasi, our Chairman and Chief Executive Officer, to provide up to $15 million in working capital financing. Up to $7.5 million of the obligation to provide working capital financing has been assigned to Sola Ltd., a holder of our Second Lien Notes, Third Lien Notes and common stock warrants. The terms of the commitment letter provide that we will be entitled to borrow up to $15 million in one or more borrowings after June 1, 2009, subject to conditions including the completion of definitive documentation.  Amounts outstanding under the facility will bear interest at a rate of 14% per annum, payable in kind, and will be secured by a first lien on certain working capital collateral and second lien on the assets securing our Second Lien Notes, on a  pari passu  basis.  As a condition to such commitment we agreed to pay a commitment fee of $750,000 to Navation, Inc. and, upon the initial borrowing under such facility, we will issue to the lenders thereunder warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share. The terms of the commitment letter also provide that Mr. Salmasi will be nominated to serve an additional three-year term as Chairman of the Board of Directors, subject to stockholder approval at our 2009 annual meeting of stockholders, and that Navation, Inc. will have a right of first refusal to purchase the assets of our semiconductor business.

We believe that the completion of the asset divestiture and cost reduction actions contemplated by our global restructuring initiative, including the divestiture or shut down of our semiconductor business, our current cash and cash equivalents, projected revenues from our Multimedia segment our committed $15 million working capital financing and the reduction to the Minimum Balance Condition will allow us to meet our estimated working capital requirements through December 2009.  Should we be unable to achieve the revenues and/or cash flows for fiscal year 2009 contemplated in our operating plan, which was approved by the Governance Committee of our Board of Directors on March 27, 2009, we will implement certain additional actions to reduce our working capital requirements including staffing reductions, the deferral of capital expenditures associated with the build-out requirements of our wireless spectrum licenses and reductions in foreign operations.

If we are unable to achieve the anticipated savings from the implementation of our global restructuring initiative, we are unable to consummate our working capital financing transaction, or if we were to incur significant unanticipated expenditures, we would be required to renegotiate our lending arrangements and we may also be required to seek additional debt and/or equity financing and/or further reduce discretionary spending. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Insufficient capital would significantly restrict our ability to operate and could cause us to seek court protection.

Restructuring Initiative and Discontinued Operations

Pursuant to our global restructuring initiative and the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, we completed the following actions in the second half of 2008:

•	We terminated 404 employees worldwide, including 55 employees in our corporate support function, and vacated six leased facilities.

•	We sold a controlling interest in our IPWireless subsidiary.

•
We shut down the operations of our other network infrastructure businesses, which comprise our Networks segment, including the operations of our GO Networks and Cygnus subsidiaries and our Global Services and NextWave Network Support strategic business units.

•
We initiated bankruptcy liquidation proceedings for three of our network infrastructure subsidiaries in Israel, Denmark and Canada, which proceedings are intended to provide an orderly process for the discontinuance of operations and to advance our divestiture and cost reduction strategy.

•
We retained Canaccord Adams to explore strategic transactions to optimize the value of our semiconductor business and eliminate the need for us to make on-going capital investments in or incur liabilities relating to this business. Subsequently, in the first quarter of 2009, we shut down our semiconductor business and terminated approximately 190 employees.

•	We retained goetzpartners to explore the sale of our WiMax Telecom business in Europe.

We anticipate the continued implementation of our global restructuring initiative will result in the termination of additional employees, including the approximately 190 employees in our semiconductor business that were terminated in the first quarter of 2009, and vacating additional leased facilities in 2009.

Several factors led to our decision to divest our network infrastructure businesses, including adverse worldwide economic conditions, which we believe have adversely affected manufacturers of telecommunications equipment and technology and caused our discontinued Networks segment to experience lower than projected contract bookings and revenues. We believe these conditions have also led to a delay in global WiMAX network deployments which adversely impacted the timing and volume of projected commercial sales of WiMAX products of our semiconductor business.

Considering the actions described above, we have classified the businesses comprising our Networks and Semiconductors segments as well as our WiMax Telecom business, which is included in our Strategic Initiatives segment, as discontinued operations for all periods presented in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The carrying amounts of the assets and liabilities of our discontinued operations are as follows:
(in thousands)	December 27, 2008	December 29, 2007
Cash and cash equivalents	$669	$6,750
Restricted cash	642	—
Accounts receivable, net of allowance for doubtful accounts of $1,382 and $1,368, respectively	365	8,207
Inventory	225	4,934
Deferred cost of revenues	—	24,326
Prepaid expenses and other current assets	7,170	4,910
Wireless spectrum licenses, net	—	46,030
Goodwill	—	130,974
Other intangible assets, net	2,181	58,272
Property and equipment, net	13,426	30,741
Other assets	48	2,751
Assets of discontinued operations	24,726	317,895
Wireless spectrum licenses included in wireless spectrum licenses held for sale	36,094	—
Total assets of discontinued operations	$60,820	$317,895
Accounts payable	$2,68317,135	$21,68517,135
Accrued restructuring charges	573	—
Accrued expenses	3,459	38,608
Current portion of long-term obligations	92	221
Deferred revenue	441	31,507
Other current liabilities	6,898	1,492
Deferred income tax liabilities	4,711	9,685
Other liabilities	1,304	3,799
Long-term obligations, net of current portion	3,933	—
Liabilities of discontinued operations	$24,094	$106,997

The results of operations of our discontinued operations are as follows:
	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
Revenues:
Technology licensing and service revenues	$4,877	$1,918
Hardware revenues	57,336	20,861
Total revenues	62,213	22,779
Operating expenses:
Cost of technology licensing and service revenues	8,750	4,842
Cost of hardware revenues	53,046	41,171
Engineering, research and development	116,529	125,448
Sales and marketing	22,710	15,687
General and administrative	22,694	16,734
Asset impairment charges	40,219	—
Restructuring charges	7,773	—
Purchased in-process research and development costs	—	11,200
Total operating expenses	271,721	215,082
Loss on business divestitures	(118,360)	—
Loss from operations	(327,868)	(192,303)
Other income (expense), net	779	(879)
Loss before income taxes	(327,089)	(193,182)
Income tax benefit	3,384	626
Net loss from discontinued operations attributed to NextWave	$(323,705)	$(192,556)

Principles of Consolidation

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned and majority-owned subsidiaries as of December 27, 2008 and December 29, 2007 and for each of the two fiscal years in the period ended December 27, 2008. Noncontrolling interest principally represents minority shareholders’ proportionate share of the net equity in our consolidated subsidiary, Inquam Broadband Holding Ltd. (“Inquam”). We acquired the remaining interest in Inquam in October 2007. All significant intercompany accounts and transactions have been eliminated in consolidation.

Equity Method Investment

We account for our preferred stock investment in Hughes Systique Corporation, an early stage software development services company, using the equity method of accounting. Our share of the losses of Hughes Systique of $0.5 million and $1.4 million for the two fiscal years ended December 27, 2008 are included in engineering, research and development expenses in the accompanying consolidated statements of operations. In the fourth quarter of 2008, we determined that our preferred stock investment in Hughes Systique was other-than-temporarily impaired. Accordingly, we wrote-down the carrying value of the investment to its estimated fair value and recognized an impairment charge of $0.4 million which is included in engineering, research and development expenses in the accompanying consolidated statement of operations for the year ended December 27, 2008. The carrying value of our preferred stock investment in Hughes Systique was $0.6 million and $1.5 million at December 27, 2008 and December 29, 2007, respectively, and is reported in other noncurrent assets in the accompanying consolidated balance sheets.

Hughes Systique also provides us with engineering consulting services under an agreement whereby we have committed to use the services of 50 engineers at Hughes Systique through June 2009. Engineering consulting expenses totaled $2.0 million and $1.5 million during the two fiscal years ended December 27, 2008.

In February 2008, we executed a loan agreement with Hughes Systique for 6% senior secured convertible notes, whereby we committed to make available up to $1.5 million in funding. We advanced $0.5 million to Hughes Systique under this loan agreement during fiscal year 2008.

In the first quarter of 2009, we reached an agreement with Hughes Systique to terminate the loan agreement and forgive the initial $0.5 million advance. Accordingly, since we do not anticipate collecting the advance, we wrote-off the $0.5 million loan balance during the fourth quarter of 2008. In addition, our obligations under the services agreement described above were terminated. We also converted a portion of our Preferred Stock into Common Stock of Hughes Systique and surrendered our remaining preferred shares for redemption for nominal consideration in connection with the termination agreement.

Fiscal Year End

We operate on 52-53 week fiscal year ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. Normally, each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks. Fiscal years 2008 and 2007 were 52-week years ending on December 27, 2008 and December 29, 2007, respectively, and the first 53-week year will occur in 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, income taxes and the valuation of marketable securities, share-based awards, goodwill, wireless spectrum licenses, intangible assets and other long-lived assets. Actual results could differ from those estimates.

Revenues, Cost of Revenues and Deferred Contract Costs

Our continuing and discontinued operations have derived revenues from the following sources:

•	Contracts to provide multimedia software products for mobile and home electronic devices and related royalties through our PacketVideo subsidiary;

•
Sales of wireless broadband and mobile broadcast network products and services by our IPWireless and GO Networks subsidiaries, which are included in discontinued operations for all periods presented. The wireless broadband and mobile broadcast network products sold by IPWireless and GO Networks often included embedded software; and

•	Customer subscriptions for the WiMAX network operated by our WiMax Telecom subsidiary, which is included in discontinued operations for all periods presented.

For arrangements that do not contain software or embedded software that is incidental to the arrangement, we recognize revenue in accordance with the principles in SEC Staff Accounting Bulletin (“SAB”) No. 104,  Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured.

For software arrangements, or in cases where the software is considered more than incidental and is essential to the functionality of the hardware or the infrastructure products, revenue is recognized pursuant to American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, SOP No. 98-9,  A Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions, and Emerging Issues Task Force (“EITF”) Issue No. 03-5,  Applicability of SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software. We also consider the provisions of SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

Our revenue arrangements can include multiple deliverables, including hardware, a software or technology license, non-recurring engineering services and post-contract customer support. For these arrangements, we consider the guidance provided by EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Accordingly, we evaluate each deliverable in the arrangement to determine whether it represents a separate unit of accounting. If objective and reliable evidence of fair value exists (“vendor specific objective evidence”) for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on those relative fair values. If vendor specific objective evidence of fair value exists for all undelivered elements, but not for delivered elements, the residual method would be used to allocate the arrangement consideration. If elements cannot be treated as separate units of accounting because vendor specific objective evidence of the undelivered elements does not exist, they are combined into a single unit of accounting and the associated revenue is deferred until all combined elements have been delivered or until there is only one remaining element to be delivered. To date, we have not been able to establish vendor specific objective evidence for any of the elements included in our revenue arrangements, as the software and hardware products or services have not yet been sold separately, nor has a standard price list been established. As a result, once the software or technology is delivered and the only undelivered element is services, the entire non-contingent contract value is recognized ratably over the remaining service period. Costs directly attributable to providing these services are also deferred and amortized over the remaining service period of the respective revenues.

Services sold separately are generally billed on a time and materials basis at agreed-upon billing rates, and revenue is recognized as the services are performed.

We earn royalty revenues on licensed embedded multimedia products sold by our licensees. Generally, royalties are paid by licensees on a per unit or contingent usage basis. The licensees generally report and pay the royalty in the quarter subsequent to the period of delivery or usage. We recognize royalty revenues based on royalties reported by licensees. When royalty arrangements also provide for ongoing post-contract customer support that does not meet the criteria to be recognized upon delivery of the software, the royalty is recognized ratably from the date the royalty report is received through the stated remaining term of the post-contract customer support. In limited situations, we have determined that post-contract customer support revenue can be recognized upon delivery of the software because the obligation to provide post-contract customer support is for one year or less, the estimated cost of providing the post-contract customer support during the arrangement is insignificant and unspecified upgrades or enhancements offered for the particular post-contract customer support arrangement historically have been and are expected to continue to be minimal and infrequently provided. In these instances, we have accrued all the estimated costs of providing the services upfront, which to date have been insignificant.

If we receive non-refundable advanced payments from licensees that are allocable to future contracts periods or could be creditable against other obligations of the licensee to us, the recognition of the related revenue is deferred until such future periods or until such creditable obligations lapse.

In instances where we have noted extended payment terms, revenue is recognized in the period the payment becomes due. If an arrangement includes specified upgrade rights, revenue is deferred until the specified upgrade has been delivered.

We do not generally allow for product returns and we have no history of significant product returns. Accordingly, no allowance for returns has been provided.

The timing and amount of revenue recognition depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that our management believes are reasonable.

Warranty Obligations

The products sold by our discontinued operations typically carry a one-year hardware warranty. We establish reserves for estimated product warranty costs at the time revenue is recognized based upon our historical warranty experience and any known product warranty issues.

Sales Taxes Collected

Sales taxes collected from customers and remitted to various governmental agencies are excluded from revenues in our consolidated statement of operations.

Shipping Revenues and Costs

Product shipping costs incurred by our discontinued operations and billed to our customers are included in hardware revenues and the related costs of shipping products to our customers are expensed as incurred and are included in cost of revenues of our discontinued operations.

Engineering, Research and Development

Engineering, research and development costs are expensed as incurred, except for burdened direct costs associated with deferred revenue from contract engineering services performed by us which are deferred and amortized over the remaining service period of the respective revenues.

We account for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs, and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS No. 86 specifies that costs incurred internally in researching and developing a software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. As a result of the manner in which we develop software, technological feasibility is often reached only when a working model of the software is completed and has been confirmed by testing, which is generally shortly before the products are available for general release to customers. Through December 27, 2008, costs incurred after technological feasibility is established have been insignificant, and accordingly, we have expensed all research and development costs when incurred.

Income Taxes

We recognize income tax expense based on estimates of our consolidated taxable income (loss) taking into account the various legal entities through which, and jurisdictions in which, we operate. As such, income tax expense may vary from the customary relationship between income tax expense and income (loss) before taxes.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes unrealized gains and losses on available-for-sale marketable securities and foreign currency translation adjustments that are excluded from the consolidated statements of operations and are reported as a separate component in stockholders’ equity.

Accumulated other comprehensive income (loss) consists of the following:
(in thousands)	December 27, 2008	December 29, 2007
Cumulative foreign currency translation adjustments	$5,255	$12,845
Unrealized losses on marketable securities	—	(9)
Total accumulated other comprehensive income attributed to NextWave	$5,255	$12,836

Net Loss Per Common Share Information

Basic and diluted net loss per common share for the two fiscal years ended December 27, 2008 is computed by dividing net loss applicable to common shares by the weighted average number of common shares outstanding during the year, without consideration of common stock equivalents. The following securities that could potentially dilute earnings per share in the future are not included in the determination of diluted loss per share as they are antidilutive. The share amounts are determined using a weighted average of the shares outstanding during the respective periods.
	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
Third Lien Notes / Series A Preferred Stock	36,582	24,928
Outstanding stock options	21,376	16,619
Common stock warrants	500	2,500
Restricted stock	397	210
Contingently issuable shares under advisory contract	—	833

In addition to the securities listed above, we may be required to issue shares of our common stock in payment of additional purchase consideration of $1.6 million due in connection with our 2007 acquisition of IPWireless (Note 9). As we believe that the contingencies related to these shares had not been met as of December 27, 2008, they have been excluded from the table above.

Cash and Cash Equivalents, Marketable Securities and Restricted Cash and Marketable Securities

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at December 27, 2008 and December 29, 2007 consisted primarily of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

At December 29, 2007, all marketable securities, including marketable securities classified as restricted, have been categorized as available-for-sale and are reported at fair value. Fair value is determined using quoted market prices. Unrealized gains and losses on available-for-sale marketable securities are reported in other comprehensive income (loss) in stockholders’/members’ equity, unless the decline in value is deemed to be other-than-temporary, in which case the loss is charged to expense. During the fourth quarter of 2008, we reclassified our auction rate securities from available-for-sale to trading securities. Trading securities are reported at fair value, with gains and losses resulting from changes in fair value recognized in other income (expense), net, in the consolidated statement of operations.

Realized gains and losses are included in interest income in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. There were no significant gross realized gains or losses related to sales of marketable securities for any of the periods presented.

Our marketable securities consist of the following:
		Gross Unrealized
(in thousands)	Amortized Cost	Gains	Losses	Fair Value
December 27, 2008
Auction rate securities classified as restricted	$20,798	$—	$—	$20,798
December 29, 2007
Auction rate securities	$102,247	$—	$—	$102,247
Commercial paper	84,946	3	(12)	84,937
Other	1,500	—	—	1,500
Total marketable securities portfolio	188,693	3	(12)	188,684
Less restricted portion	(75,000)	—	—	(75,000)
Total unrestricted marketable securities	$113,693	$3	$(12)	$113,684

The auction rate securities that we held at December 27, 2008 are Education Loan Trust (insured by FFELP), Utah State Board of Regents (insured by FFELP), Indiana Secondary Market Education Loans (insured by FFELP), Illinois Student Assistance Commission, and Kentucky Higher Education Student Loan Corporation (insured by FFELP). All of our auction rate securities have contractual maturities exceeding 10 years.

In accordance with the guidance provided by Financial Accounting Standards Board Interpretation (“FASB”) Staff Position (“FSP”) Nos. 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, we periodically review the fair value of our marketable securities to determine if declines in the fair value of individual securities are other-than-temporary in nature. To determine if a decline in the fair value of an investment is other-than-temporary, we consider several factors including, among others, the period of time and extent to which the estimated fair value has been less than cost, overall market conditions, the historical and projected future financial condition of the issuer of the security and our ability and intent to hold the security for a period of time sufficient to allow for a recovery of the market value. If we believe the decline in the fair value of an individual security is other-than-temporary, we write-down the carrying value of the security to its estimated fair value and recognize the write-down as a charge in our statement of operations.

Considering our inability to sell our remaining auction rate securities at auction, the deterioration of overall market conditions and our near-term liquidity needs, we concluded that the decline in the fair value of our auction rate securities was other-than-temporary. Accordingly, during 2008, we wrote-down our auction rate securities to their estimated fair value and recognized a loss of $4.5 million which is included in other income (expense), net, in the accompanying consolidated statement of operations.

In August 2008, we entered into a non-recourse loan with UBS under which we were advanced $21.5 million. The loan is collateralized by 85% of the aggregate principal amount of our auction rate securities portfolio managed by UBS. Under the terms of the loan agreement, as our auction rate securities are sold, the line of credit will be immediately and automatically repaid using the proceeds from the sale. The line of credit bears interest at the prevailing 30-day LIBOR rate plus 25 basis points, which approximates the interest rate payable to us on our auction rate securities. The collateralized loan of $21.5 million is included in current portion of long-term obligations in the accompanying December 27, 2008 consolidated balance sheet. As 85% of the aggregate principal amount of our auction rate securities portfolio managed by UBS is pledged as collateral against the loan and the proceeds from the sale of the auction rate securities will be used to repay the loan, we have classified our auction rate securities balance as restricted marketable securities in the accompanying December 27, 2008 consolidated balance sheet. Although the loan is payable upon demand by UBS, repayment can only occur through a liquidation of the underlying collateralized auction rate securities.

In November 2008, we accepted UBS’s offer to participate in their auction rate securities rights offering, which allows us to sell our auction rate securities at par value to UBS at any time during the period of June 30, 2010 through July 2, 2012. The auction rate securities rights are not transferable, not offered for sale and have only been offered to UBS clients with eligible auction rate securities holdings. Under the terms of the auction rate securities rights, we have also given UBS the discretion to purchase or sell our auction rate securities at any time after our acceptance of the auction rate securities rights and without other prior notice, whereby we will receive the par value of the auction rate securities within one day of settlement of the transaction.

We have elected to measure the fair value of the auction rate securities rights under SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which we believe will mitigate volatility in our reported earnings due to the inverse relationship between the fair value of the auction rate securities rights and the underlying auction rate securities. Accordingly, at December 27, 2008, we measured the fair value of the auction rate securities rights and recognized the difference between the fair value of the auction rate securities rights and the underlying auction rate securities of $4.2 million to other income (expense), net, as an offset to the impairment loss recognized on the auction rate securities. The excess fair value of the auction rate securities rights over the auction rate securities is reported in other noncurrent assets in the accompanying December 27, 2008 consolidated balance sheet. With our recognition of the fair value of the auction rate securities rights and the reclassification of our auction rate securities from available-for-sale to trading, we are reporting a net $0.2 million impairment loss on the auction rate securities in the accompanying consolidated statement of operations for fiscal year 2008. The transfer from available-for-sale to trading securities was a one-time election as allowed under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.

Restricted cash at December 29, 2007 represented $75.0 million in a restricted collateral account which was required to be maintained at all times while the 7% Senior Secured Notes remained outstanding. In March 2008, we amended the original purchase agreement for the Senior Notes, whereby we were permitted to withdraw up to the full amount of the $75.0 million cash reserve account established as collateral for the Senior Notes for use in funding our business plan, subject to the payment of a consent fee of $3.5 million per $25.0 million withdrawn. During 2008, we withdrew the full $75.0 million from the cash reserve account. Accordingly, during 2008, we paid consent fees totaling $10.5 million, which are included in interest expense in the accompanying consolidated statement of operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded according to contractual agreements. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required. The allowance for doubtful accounts is estimated based on our historical losses, the existing economic conditions, and the financial stability of our customers. Receivables are written-off in the period that they are deemed uncollectible. At December 27, 2008, gross accounts receivable held by continuing operations consisted of $3.6 million and $1.0 million in billed and unbilled receivables, respectively. At December 29, 2007, gross accounts receivable held by continuing operations consisted of $6.6 million and $0.1 million in billed and unbilled receivables, respectively.

Inventory

Inventories are stated at the lower of cost (first-in, first out) or market. We establish allowances for estimated obsolete and unmarketable inventory based upon assumptions about future market demand. Lower of cost or market adjustments reduce the carrying value of the related inventory and take into considerations reduction in sales prices, excess inventory levels and obsolete inventory. These adjustments are done on a part-by-part basis. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed of. At December 27, 2008 and December 29, 2007, our continuing operations held no inventory.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Direct external costs of developing software for internal use are capitalized through implementation of the software. Maintenance, repairs, and minor renewals and betterments are charged to expense as incurred.

Wireless Spectrum Licenses

We capitalize as intangible assets wireless spectrum licenses that we acquire from third parties or through government auctions. For wireless spectrum licenses purchased directly from third parties or through spectrum auctions, the cost basis of the wireless spectrum asset includes the purchase price paid for the license at the time of acquisition plus legal costs incurred to acquire the license. For wireless spectrum licenses acquired through a business combination or through an asset acquisition, the cost basis of the wireless spectrum asset is determined through an allocation of the total purchase price to the tangible and identifiable intangible assets and liabilities of the acquired business or asset(s) and includes any deferred tax liabilities determined in accordance with EITF Issue No. 98-11,  Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations.  For leased wireless spectrum rights, the asset and related liability are recorded at the net present value of future cash outflows using our incremental borrowing rate at the time of acquisition.

We have determined that certain of our wireless spectrum licenses meet the definition of indefinite-lived intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets, because the licenses are either perpetual or may be renewed periodically for a nominal fee, provided that we continue to meet the service and geographic coverage provisions. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these wireless spectrum licenses.

Wireless spectrum licenses for which we have acquired lease rights from third parties are considered to have finite lives. The wireless license asset is then amortized over the contractual life of the lease. We have also acquired the rights to wireless spectrum licenses in Europe where the renewal terms are not yet well established. We amortize these assets on a straight-line basis over the initial license period. Amortization expense on wireless spectrum licenses is charged to general and administrative expense.

Spectrum Clearing Obligations

We own Advanced Wireless Services (“AWS”) spectrum that we acquired via the FCC Auction #66. Our AWS spectrum currently is used by U.S. federal government and/or incumbent commercial licensees. FCC Rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. We have not incurred any spectrum clearing costs to date.

Valuation of Goodwill and Indefinite-Lived Intangibles

In accordance with SFAS No. 142, we do not amortize goodwill and indefinite-lived intangible assets. In lieu of amortization, we are required to perform an annual review for impairment, or more frequently if impairment indicators arise. Goodwill and indefinite-lived intangible assets are considered to be impaired if we determine that their carrying values exceed their fair values.

We test goodwill for impairment annually at a reporting unit level using a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we then perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We test indefinite-lived intangible assets, such as indefinite-lived wireless spectrum licenses, at the unit of accounting level by making a determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. We also evaluate the remaining useful life of our intangible assets that are not subject to amortization on an annual basis to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, that asset is tested for impairment. After recognition of the impairment, if any, the asset is amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, we review long-lived assets to be held and used, including acquired intangible assets subject to amortization and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other indicators that would indicate that the carrying amount of an asset or asset group is not recoverable. A long-lived asset is considered to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset.

Deferred Financing Costs, Debt Discount and Detachable Debt-Related Warrants

Costs incurred to issue debt are deferred and included in other noncurrent assets in the accompanying consolidated balance sheets. We amortize debt issuance costs over the expected term of the related debt using the effective interest method. Debt discounts and the fair value of any warrants issued in conjunction with the debt are recorded as a reduction to the debt balance and accreted over the expected term of the debt to interest expense using the effective interest method.

Share-Based Compensation

We apply SFAS No. 123(R), Share-Based Payments, which requires the recognition of the fair value of share-based compensation in results of operations. We recognize share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Compensation expense for awards with graded vesting is recognized on a straight-line basis with adjustments to at least equal the measured cost of the vested tranches. We adopted the provisions of SFAS No. 123(R) using the prospective transition method, whereby we continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB No. 25, and apply SFAS No. 123(R) to all awards granted or modified after that date.

Share-based compensation expense related to non-employee options, warrants and restricted shares is measured using the fair value method as prescribed by SFAS No. 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

Foreign Currency

Monetary assets and liabilities of our foreign subsidiaries whose functional currency is the U.S. dollar are remeasured into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses associated with monetary assets and liabilities are translated at the rates of exchange that approximate the rates in effect at the transaction date. Non-monetary assets and liabilities and related elements of revenues, expenses, gains and losses are remeasured at historical exchange rates. Resulting exchange gains or losses are recognized in the consolidated statements of operations in other income and expense, net.

Assets and liabilities of our foreign subsidiaries whose functional currency is other than the U.S. dollar are translated into U.S. dollars at exchange rates in effect as of the balance sheet date and monthly results of operations are translated into U.S. dollars at the average rates of exchange for that month. Gains or losses resulting from these foreign currency translations are recorded in accumulated other comprehensive income (loss) in the consolidated balance sheets.

Net foreign currency exchange gains included in our loss from continuing operations in our consolidated statements of operations totaled $0.3 million and $0.3 million for the years ended December 27, 2008 and December 29, 2007, respectively.

Guarantees

We account for guarantees in accordance with FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of certain guarantees and requires certain disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued.

Recent Accounting Pronouncements

In May 2008, the FASB issued FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. The objective of the guidance is to require the liability and equity components of convertible debt to be separately accounted for in a manner such that the interest expense recorded on the convertible debt would not equal the contractual rate of interest on the convertible debt, but instead would be recorded at a rate that would reflect the issuer’s conventional non-convertible debt borrowing rate at the date of issuance. This is accomplished through the creation of a discount on the debt that would be accreted using the effective interest method as additional non-cash interest expense over the period the debt is expected to remain outstanding. The provisions of FSP APB 14-1 will be applied retrospectively to all periods presented for fiscal years beginning after December 15, 2008. We are currently evaluating the impact on our consolidated financial statements of our adoption FSP APB 14-1 on our Third Lien Notes.

In June 2008, the FASB ratified EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. Paragraph 11(a) of SFAS No 133, Accounting for Derivatives and Hedging Activities, specifies that a contract that would otherwise meet the definition of a derivative, but is both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF Issue No. 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. EITF Issue No. 07-5 will be effective for the first annual reporting period beginning after December 15, 2008. We are currently evaluating the impact on our consolidated financial statements of our adoption of EITF Issue No. 07-5.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133, which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption permitted. We will provide the disclosures required by SFAS No. 161 beginning in our fiscal year 2009 financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair value as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability. Any acquisition-related costs are to be expensed instead of capitalized. SFAS No. 141(R) applies prospectively to our business combinations, if any, for which the acquisition date is on or after December 28, 2008. The impact on our consolidated financial statements from the adoption of SFAS No. 141(R) in fiscal year 2009 will depend on acquisitions at the time.

In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. EITF Issue No. 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. Our adoption of EITF Issue No. 07-3 in the first quarter of our 2008 fiscal year did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, our decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. We are required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. We are also required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. In 2008, we elected the fair value option for our auction rate securities rights upon issuance in accordance with SFAS No. 159. The disclosures required by SFAS No. 159 are provided in Note 8.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Our adoption of SFAS 157 in the first quarter of our 2008 fiscal year did not have a significant impact on our consolidated financial statements, although we are now required to provide additional financial statement disclosures. In February 2008, the FASB issued FSP No. FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The disclosures required by SFAS No. 157 are provided in Note 8.

2.       Business Divestitures

On December 24, 2008, we sold a controlling interest in our IPWireless subsidiary to IPW Holdings, Inc. (“IPW Holdings”) and an affiliate of IPW Holdings, for an upfront cash payment of approximately $1.1 million, plus future cash payments of up to $0.5 million for reimbursement of transaction-related expenses. In connection with the sale, we entered into various ancillary transitional and intellectual property licensing agreements with IPWireless, none of which are material to us. Additionally, the employees of IPWireless waived any continuing rights under the IPWireless Employee Stock Bonus Plan established by NextWave. Upon closing of the sale, we have no remaining obligations to provide financing to support the ongoing operations of IPWireless. IPW Holdings was formed by the senior management team of IPWireless, including Dr. William Jones, PhD. Dr. Jones resigned from his positions as a member of our board of directors and the chief executive officer of our NextWave Networks Products division concurrent with the closing of the sale. The terms of the sale were approved by an independent committee of our board of directors, which was advised by financial advisors in connection with the structure of the transaction and the fairness of the consideration.

Although we believe the re-constituted IPWireless represents a variable interest entity as that term is defined in FIN No. 46(R), Consolidation of Variable Interest Entities, we concluded that we are not the primary beneficiary as we do not maintain a majority ownership interest, we do not have the ability to exert significant influence over the decision-making process at IPWireless, our share of the future losses or residual returns is limited to our ownership interest which is not the majority and we have no further obligations to provide financial support. Accordingly, we have deconsolidated IPWireless upon closing of the sale and will no longer include the results of operations or financial position of IPWireless in our consolidated financial statements on a prospective basis. We will account for our residual ownership using the equity method of accounting and recognize our share of the net income or losses of IPWireless as a reduction in our residual investment. The carrying value of our remaining investment in IPWireless of $0.4 million is included in other noncurrent assets in the accompanying consolidated balance sheet.

Upon acceptance by the courts of the bankruptcy petitions for our network infrastructure businesses in Israel, Canada and Denmark in the fourth quarter of 2008, a court-appointed trustee assumed control over the assets and liabilities with the intent of liquidating the assets for the benefit of the creditors. Accordingly, in accordance with SFAS No. 94, Consolidation of All Majority-owned Subsidiaries-an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12,  we deconsolidated these three subsidiaries and will no longer include their results of operations or financial position in our consolidated financial statements on a prospective basis.

In 2008, we recognized a loss from the divestiture of these businesses of $118.4 million, which consists of $120.3 million of asset impairment charges and $3.7 million of inventory write-downs recognized in the third quarter of 2008, offset by $5.6 million from the deconsolidation of the remaining net liabilities of the divested businesses.

3.       Asset Impairment and Restructuring Charges

Wireless Spectrum Licenses

For purposes of performing the impairment assessment of our wireless spectrum licenses, we have segregated our wireless spectrum licenses into separate units of accounting based on the type of spectrum and location.

We determine fair value of our wireless spectrum licenses utilizing both a market approach and an income approach. Under the market approach, we determine fair value through an analysis of sales and offerings of comparable assets, including the sales of our AWS licenses during 2008 and recent FCC auctions of similar wireless spectrum. Sales and offering prices for the comparable assets are adjusted to reflect differences between our wireless spectrum licenses and the comparable assets, such as location, time and terms of sale, use and utility, trends in technology and consumer demand, and regulatory issues, that may potentially affect the value of our wireless spectrum.

Under the income approach, we determine fair value utilizing a discounted cash flow model which measures fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the asset and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period. The projected cash flows, market penetration rate, terminal growth rate and weighted average cost of capital used in the model assume a new entrant in the market and the associated network build-out requirements.

Based on the impairment assessment performed in October 2008, we determined that the carrying value of our wireless spectrum licenses in Argentina and Chile exceeded their fair value, based primarily on advanced negotiations with third parties regarding the sale of these assets. Accordingly, we wrote-down the carrying value of our Argentina and Chile wireless spectrum licenses to their estimated fair value and recognized an asset impairment charge of $13.6 million which is reported in discontinued operations. Other than the wireless spectrum licenses in Argentina and Chile, we concluded that our remaining wireless spectrum licenses were not impaired. As a result of the impairment of our wireless spectrum licenses in Argentina, we reduced the associated deferred tax liabilities determined in accordance with EITF Issue No. 98-11 on a pro rata basis resulting in the recognition of a deferred income tax benefit of $4.3 million, which is reported in discontinued operations. Accordingly, the net impact to loss from discontinued operations of the impairment of our wireless spectrum licenses in Argentina and Chile was $9.3 million.

Goodwill and Indefinite-Lived Intangible Assets

We perform our annual impairment assessment of goodwill and indefinite-lived intangible assets as of October of each fiscal year at the reporting unit level using a two-step process. We determined that our reporting units, as that term is defined in SFAS No. 142, are one level below our identified operating segments because discrete financial information is available. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we then perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

At October 2008, the substantial majority of our goodwill and indefinite-lived intangible assets of continuing operations, excluding indefinite-lived wireless spectrum licenses, primarily resided in our PacketVideo reporting unit. For our 2008 annual impairment assessment, we primarily determined fair value under an income approach that utilizes a discounted cash flow model. The discounted cash flow model measures fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the reporting unit and achieving the projected cash flows. A weighted average cost of capital of a market participant is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate of a market participant to the estimated net cash flows at the end of the projection period. Based on the valuation performed, we concluded that the fair value of the PacketVideo reporting unit exceeded its carrying value and, accordingly, goodwill and indefinite-lived intangible assets of continuing operations were not impaired.

The projected cash flows utilized in the discounted cash flow model are derived from our internal forecast of the future operating results and cash flows of our PacketVideo reporting unit, our strategic business plans and anticipated future economic and market conditions. There are inherent estimates and assumptions underlying this information and management’s judgment is required in the application of this information to the determination of the fair value of the PacketVideo reporting unit. No assurance can be given that the underlying estimates and assumptions will materialize as anticipated.

As a result of the implementation of our global restructuring initiative in the third quarter of 2008, we reviewed our goodwill and indefinite-lived intangible assets for impairment and determined that indicators of impairment were present for the goodwill in our IPWireless and Cygnus reporting units, both of which are presented as discontinued operations. Accordingly, we performed a goodwill impairment assessment as prescribed by SFAS No. 142 and concluded that the carrying value of the reporting units exceeded their fair value. As a result, in the third quarter of 2008, we recognized an asset impairment charge of $117.7 million, representing the full carrying amount of the goodwill in our IPWireless and Cygnus reporting units which was our estimate of the impairment based on information available at that time.

We performed our 2008 annual impairment assessment for the goodwill of our IPWireless and Cygnus reporting units as of October 2008. As described in Note 2, in December 2008, we sold a controlling interest in our IPWireless subsidiary for an upfront cash payment of approximately $1.1 million. We determined the fair value of our IPWireless reporting unit based on the cash proceeds received and liabilities assumed in the sale and concluded that the carrying value of the IPWireless reporting unit exceeded its fair value. As a result, in accordance with SFAS No. 142, we compared the implied fair value of the IPWireless reporting unit’s goodwill with the carrying value of that goodwill and concluded that the carrying amount of goodwill exceeded the implied fair value of that goodwill. The amount of the resulting asset impairment charge of $113.0 million did not change from our initial estimate in the third quarter of 2008. Upon the sale of IPWireless in the fourth quarter of 2008, we reclassified the IPWireless goodwill asset impairment charge against the loss from business divestiture reported in discontinued operations.

We began actively marketing our Cygnus reporting unit for sale in the third quarter of 2008. Although we participated in preliminary sale and/or licensing discussions involving the Cygnus intellectual property and operations, none of those discussions advanced and our efforts to sell Cygnus were ultimately unsuccessful. As a result, Cygnus was shut down and the remaining employees were terminated in early October 2008. Since we do not anticipate generating significant future cash flows from the divestiture of the Cygnus reporting unit, we determined that the fair value of the Cygnus reporting unit was nominal. As a result, in accordance with SFAS No. 142, we compared the implied fair value of the Cygnus reporting unit’s goodwill with the carrying value of that goodwill and concluded that the carrying amount of goodwill exceeded the implied fair value of that goodwill. The amount of the resulting asset impairment charge of $4.7 million did not change from our initial estimate in the third quarter of 2008. Upon the deconsolidation of our Cygnus Canada subsidiary in the fourth quarter of 2008 as a result of the acceptance of the bankruptcy petition, we reclassified $2.3 million of the asset impairment charge representing the goodwill of Cygnus Canada against the loss from business divestiture reported in discontinued operations.

Other Long-Lived Assets

In connection with the implementation of our global restructuring initiative, we reviewed our long-lived assets for impairment and determined that indicators of impairment were present for the long-lived assets in our Networks and Semiconductor segments as well as certain other long-lived assets. Accordingly, based on the guidance provided by SFAS No. 144, we performed an assessment to determine if the carrying value of these long-lived assets was recoverable through estimated undiscounted future cash flows resulting from the use of the assets and their eventual disposition.

Included in the long-lived assets of our Networks segment, which is included in discontinued operations, is an office building we own in Nevada that we are actively marketing for sale through a national brokerage firm. In June 2008, we classified the building as an asset held for sale and ceased depreciating this asset.

For the long-lived asset recoverability assessment performed during 2008, the undiscounted cash flows used to estimate the recoverability of the asset carrying values were based on the estimated future net cash flows to be generated from the sale or licensing of the assets, less estimated costs to sell. Based on the analysis, we concluded that the carrying value of certain of our long-lived assets was not recoverable. The impaired assets primarily consist of the amortizable purchased intangible assets of our IPWireless, GO Networks and Cygnus businesses, our Nevada office building and the equipment contained therein, and leasehold improvements and fixed assets at vacated facilities. Accordingly, during 2008, we recognized an asset impairment charge of $36.0 million, of which $5.0 million was reclassified against the loss from business divestiture reported in discontinued operations, $24.2 million is reported as an asset impairment charge in discontinued operations and $6.8 million is reported as an asset impairment charge in continuing operations.

There are inherent estimates and assumptions underlying the projected cash flows utilized in the recoverability assessment and management’s judgment is required in the application of this information to the determination of the recovery value of the assets. No assurance can be given that the underlying estimates and assumptions will materialize as anticipated.

Restructuring Charges

As previously described, in the second half of 2008, we commenced the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses, and will, among other things, divest our semiconductor business, pursue the sale of certain of our other businesses and assets and complete other cost reduction actions. In connection with the implementation of our global restructuring initiative, we terminated 404 employees worldwide and vacated six leased facilities. We anticipate the continued implementation of our global restructuring initiative will result in the termination of an additional 251 employees and vacating additional leased facilities in 2009.

The following summarizes the restructuring activity for fiscal year 2008 and the related restructuring liabilities:
(in thousands)	Charges to Expense	Cash Payments	Reversal of Deferred Charges	Liability Assumed by Acquiror Upon Sale of Subsidiary	Assumption of Divested Subsidiary Liability	Balance December 27, 2008
Employee termination costs	$8,021	$(7,105)	$—	$(679)	$—	$237
Lease abandonment and facility closure costs	2,613	(1,149)	152	—	—	1,616
Other related costs, including contract termination costs, selling costs and legal fees	4,812	(3,644)	—	—	1,500	2,668
Total	$15,446	$(11,898)	$152	$(679)	$1,500	$4,521
Continuing operations (1)	$7,673					$3,492
Discontinued operations	7,773					1,029
Total	$15,446					$4,521
__________________________________________________________________________
(1)
Included in the restructuring charges of continuing operations is $1.6 million of lease abandonment and facility closure costs related to certain shared facilities and costs related to the divestiture and closure of discontinued businesses totaling $4.1 million.  Restructuring charges of continuing operations also includes $0.1 million of interest expense accretion on our liability for lease abandonment and facility closure costs.

4.           Wireless Spectrum Licenses

Wireless spectrum licenses consist of the following:
	December 27, 2008			December 29, 2007
(dollars in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization
Amortized and leased wireless spectrum licenses held by:
Continuing operations	14.7	$123,924	$20,565	16.0	$99,317	$10,929
Discontinued operations	—	—	—	10.8	22,785	1,437
Total	14.7	$123,924	$20,565	14.9	$122,102	$12,366
Wireless spectrum licenses not subject to amortization held by:
Continuing operations		$339,056			$499,463
Discontinued operations		—			24,682
Total		$339,056			$524,145
Wireless spectrum licenses held for sale		$112,741			$—

Of the wireless spectrum licenses not subject to amortization and wireless spectrum licenses held for sale at December 27, 2008, $93.3 million represents deferred tax liabilities determined in accordance with EITF Issue No. 98-11.

The estimated aggregate amortization expense for amortized and leased wireless spectrum licenses as of December 27, 2008 is expected to be $9.9 million, $9.9 million, $9.8 million, $9.7 million, $9.7 million and $54.4 million during fiscal years 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

Acquisitions

In April 2008, we acquired all of the outstanding equity interests of Southam Chile SA, a Chilean corporation, and Sociedad Televisora CBC Limitada, a Chilean limited liability company (collectively, “Southam Chile”), for cash, including closing costs, totaling $4.8 million, assumed liabilities of $3.8 million and additional cash payments of up to $1.7 million upon the occurrence of certain specified events prior to the third anniversary of the acquisition date. The assets of Southam Chile were comprised almost entirely of wireless spectrum licenses and, therefore, the acquisition was accounted for as an asset purchase rather than as the purchase of a business based on guidance under EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. The value assigned to the acquired wireless spectrum license asset includes the cash purchase price of $4.6 million, closing costs of $0.2 million and $3.8 million in assumed liabilities.

In February 2008, we acquired wireless spectrum licenses located in the San Francisco, California metro area for initial cash payments and future lease obligations totaling $28.1 million. The lease agreements have a maximum term of 30 years, including renewals, and will require monthly and annual payments aggregating $8.0 million over the initial terms of the leases. Amounts paid as deposits for these agreements totaled $20.0 million at December 29, 2007 and were included in other noncurrent assets in the accompanying consolidated balance sheet. The value assigned to the leased wireless spectrum license asset includes the cash deposit of $20.0 million and the present value of the future lease payments of $4.9 million.

In March 2007, we acquired all of the outstanding shares of common stock of 4253311 Canada Inc., a Canadian corporation, for cash, including closing costs, totaling $26.2 million. Since the assets of 4253311 Canada Inc. were comprised almost entirely of wireless spectrum licenses, we accounted for the acquisition as a purchase of an asset in accordance with EITF Issue No. 98-3. The value assigned to the wireless spectrum includes the cash purchase price of $26.0 million, closing costs of $0.2 million and $15.5 million in associated deferred tax liabilities as determined in accordance with EITF Issue No. 98-11.

Dispositions

We have retained investment bankers to explore the sale of our wireless spectrum holdings in the United States and Canada, and our WiMax Telecom business, which includes certain wireless spectrum holdings in Europe. Additionally, we are actively marketing for sale our wireless spectrum holdings in Argentina and Chile. Any sale or transfer of the ownership of our wireless spectrum holdings is subject to regulatory approval. Upon consummation of a potential sale of our spectrum holdings, we would be required to pay certain fees to our investment bankers.

During 2008, we completed the sale of certain of our owned AWS spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $145.5 million, and recognized gains on these sales totaling $70.3 million. The net proceeds from the sales were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

We anticipate that certain of our wireless spectrum licenses will be sold within the next twelve months. Accordingly, at December 27, 2008, we classified wireless spectrum holdings with a carrying value of $112.7 million as assets held for sale in accordance with SFAS No. 144 and we are no longer amortizing these assets. As of December 27, 2008, the aggregate net carrying value of our remaining wireless spectrum license assets that are not considered held for sale was $442.4 million, which includes $79.1 million of asset value allocated as a result of related deferred tax liabilities determined in accordance with EITF Issue No. 98-11. Unpaid spectrum lease obligations related to our wireless spectrum holdings aggregated $24.4 million at December 27, 2008.

We are required to use the net proceeds from the sale of our wireless spectrum licenses to redeem our Senior Notes, Second Lien Notes and Third Lien Notes.

5.       Goodwill and Intangible Assets

Goodwill and intangible assets of continuing operations, excluding wireless spectrum licenses, consist of the following:
	December 27, 2008			December 29, 2007
(dollars in thousands)	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Purchased technology	6.6	$17,440	$7,044	6.5	$17,775	$4,268
Purchased customer base	7.5	7,840	3,055	7.5	7,921	2,020
Non-compete agreements	3.8	3,095	2,734	3.8	3,108	1,933
Purchased tradenames and trademarks	9.1	1,052	230	9.1	1,088	112
Other	6.0	238	69	6.6	167	15
	6.6	$29,665	$13,132	6.6	$30,059	$8,348
Intangible assets not subject to amortization:
Goodwill		$38,662			$40,082
Purchased tradenames and trademarks		2,400			2,404
		$41,062			$42,486

Changes in our goodwill are as follows:
(in thousands)	Balance at Beginning of Year	Current Year Acquisitions	Adjustments(1)	Foreign Currency Translation Effect	Balance at End of Year
Year Ended December 27, 2008:
Continuing Operations
Multimedia segment	$39,456	$—	$(244)	$(559)	$38,653
Strategic Initiatives segment	626	—	(617)	—	9
Total Continuing Operations	40,082	—	(861)	(559)	38,662
Discontinued Operations
Networks segment	130,974	—	(130,974)	—	—
Consolidated Total	$171,056	$—	$(131,835)	$(559)	$38,662
Year Ended December 29, 2007:
Continuing Operations
Multimedia segment	$27,119	$12,156	$(1,135)	$1,316	$39,456
Strategic Initiatives segment	—	626	—	—	626
Total	27,119	12,782	(1,135)	1,316	40,082
Discontinued Operations
Networks segment	5,065	126,290	(381)	—	130,974
Consolidated Total	$32,184	$139,072	$(1,516)	$1,316	$171,056
__________________________________________________________________________
(1)
The adjustments during the year ended December 27, 2008 in the Multimedia and Strategic Initiatives segments primarily reflect the completion of the purchase price allocation and asset valuations for acquisitions in prior periods. The adjustment during the year ended December 27, 2008 in the Networks segment reflects the goodwill write-off in conjunction with the disposal of our Networks business. Adjustments during the year ended December 29, 2007 for both our Multimedia and Networks segments reflect the completion of the purchase price allocation and asset valuations for acquisitions in prior periods.

The estimated aggregate amortization expense for amortized intangible assets, excluding wireless spectrum licenses, as of December 27, 2008 is expected to be $4.4 million, $3.9 million, $3.4 million, $2.9 million, $1.6 million and $0.3 million during fiscal years 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

6.       Other Financial Statement Captions

Property and Equipment

Property and equipment, net, of continuing operations consists of the following:
(dollars in thousands)	Estimated Useful Life (in years)	December 27, 2008	December 29, 2007
Furniture and equipment	3-7	$7,981	$7,873
Purchased software	3	8,195	6,832
Leasehold improvements	1-5	1,878	5,573
Construction in progress		207	1,363
		18,261	21,641
Less: Accumulated depreciation		(14,055)	(8,000)
Total property and equipment, net		$4,206	$13,641

Property and equipment that has been impaired, but not yet disposed, at December 27, 2008 is reflected gross in the table above.

Accrued Expenses

Accrued expenses of continuing operations consist of the following:
(in thousands)	December 27, 2008	December 29, 2007
Accrued compensation and related expenses	$6,767	$13,514
Accrued interest	6,747	11,151
Accrued professional fees	4,416	3,551
Accrued consulting and purchase commitments	2,591	4,920
Accrued restructuring	2,332	—
Accrued acquisition consideration and related costs	2,015	3,455
Other	19	938
Total accrued expenses	$24,887	$37,529

7.       Long-Term Obligations

Long-term obligations consist of the following:
(dollars in thousands)	December 27, 2008	December 29, 2007
7% Senior Secured Notes due July 2010, net of unamortized discount of $20,713 and $51,399 at December 27, 2008 and December 29, 2007, respectively	$193,474	$298,601
14% Senior-Subordinated Secured Second Lien Notes due December 2010, net of unamortized discount of $16,951 at December 27, 2008	91,505	—
7.5% Third Lien Subordinated Secured Convertible Notes due December 2011, net of unamortized discount of $185,382 at December 27, 2008	300,685	—
Wireless spectrum leases, net of unamortized discounts of $18,973 and $18,505 at December 27, 2008 and December 29, 2007, respectively; weighted average imputed interest rates of 10.32% and 9.66% at December 27, 2008 and December 29, 2007, respectively; expiring from 2011 through 2036 with one to five renewal options ranging from 10 to 15 years each	24,419	24,799
Collateralized non-recourse bank loan with interest at 30-day LIBOR (0.5% at December 27, 2008) plus 0.25%; principal and interest due upon sale of auction rate securities; secured by auction rate securities	21,459	—
9.08% note payable to bank due June 1, 2009, net of unamortized discount of $21 and $40 at December 27, 2008 and December 29, 2007, respectively; principal and interest of $214 payable monthly	1,318	3,540
Other	4,029	587
Total long-term obligations	636,889	327,527
Less long-term obligations held by discontinued operations	(4,025)	(221)
Long-term obligations held by continuing operations	632,864	327,306
Less current portion	(136,567)	(6,524)
Long-term portion	$496,297	$320,782

Payments due on these obligations during each of the five years subsequent to December 27, 2008 are as follows:
(in thousands)	Continuing Operations	Discontinued Operations	Total
Fiscal Years:
2009	$136,567	$92	$136,659
2010	214,112	—	214,112
2011	4,138	—	4,138
2012	490,143	1,180	491,323
2013	4,299	1,377	5,676
Thereafter	25,645	1,376	27,021
	874,904	4,025	878,929
Less unamortized discount	(242,040)	—	(242,040)
Less current portion	(136,567)	(92)	(136,659)
Total long-term obligations	$496,297	$3,933	$500,230

7% Senior Secured Notes due July 2010

The Senior Notes are due at the maturity date of July 17, 2010 and are secured by a first priority lien on wireless spectrum licenses with a book value of $375.8 million as well as pledges of shares in our material subsidiaries. We may redeem the Senior Notes at any time at our option and we are required to redeem the Senior Notes using the net proceeds from any asset sales, including sales of our wireless spectrum licenses. We are also required to offer to redeem the Senior Notes upon the occurrence of a change in control. Upon redemption, in addition to the principal and accrued unpaid interest thereon, we must pay a specified premium to the principal amount that will decline over the term of the Notes from 105% to 100%. Accordingly, in 2008, we used the proceeds from the sale of our AWS spectrum licenses (Note 4) to redeem $135.8 million of the principal balance of the Senior Notes plus accrued interest thereon. In accordance with the terms of the Senior Notes, we paid a premium of $6.8 million representing 5% of the principal amount redeemed, which was charged to interest expense. Additionally, we recognized a charge to interest expense of $11.9 million for the debt discount and debt issuance costs associated with the redeemed principal.

In connection with the issuance of the Senior Notes, we issued detachable warrants to purchase an aggregate of 4.1 million shares of our common stock at an exercise price of $0.01 per share to the purchasers of the Senior Notes. The warrants are immediately exercisable and expire on July 15, 2009. During year ended December 29, 2007, warrants to purchase 0.7 million shares of common stock were exercised for cash totaling $4,000. At December 27, 2008, 1.9 million shares of common stock remained subject to issuance upon exercise of outstanding and exercisable warrants.

In March 2008, we amended the purchase agreement for the Senior Notes in order to allow us to withdraw up to the full amount of the $75.0 million cash reserve account established as collateral for the Senior Notes for use in funding our business plan, subject to the payment of a consent fee of $3.5 million per $25.0 million withdrawn. During 2008, we withdrew the full $75.0 million from the cash reserve account and paid consent fees totaling $10.5 million, which are included in interest expense in the accompanying consolidated statement of operations.

In September 2008, we entered into a second amendment to the purchase agreement for the Senior Notes, which became effective upon the issuance of the Second Lien Notes in October 2008. Under the second amendment to the Senior Notes purchase agreement, we are required to enter into binding agreements to effect asset sales generating net proceeds of at least $350 million no later than March 31, 2009 and consummate such sales no later than six months following execution of such agreements, unless closing is delayed solely due to receipt of pending regulatory approvals (the “Asset Sale Condition”). In the event we fail to satisfy the Asset Sale Condition, the interest rate on the Senior Notes will immediately increase by 200 basis points.

Additionally, under the second amendment, we are required to maintain a minimum cash balance of at least $15 million at all times (the “Minimum Balance Condition”) and our monthly cash balance may not deviate negatively by more than 10% from the forecasted cash balance previously reported to the noteholders (the “Budget Condition”). Failure to satisfy the Minimum Balance Condition is an event of default. Failure to satisfy the Budget Condition as of any month-end will result an immediate 200 basis points increase in the interest rate on the Senior Notes. Failure to satisfy the Budget Condition (on a aggregate basis) for two consecutive month-ends is an event of default provided, however, if the Named Business Condition (as defined previously) is satisfied as of such month-end, it will not be an event of default until the Budget Condition (on an aggregate basis) continues not to be satisfied for three consecutive month-ends. Failure to satisfy any part of the Named Business Condition for two consecutive months is an event of default. An event of default results in an immediate 200 basis point increase in the interest rate on the Senior Notes.

Since we are required to redeem the Senior Notes using the proceeds from any assets sales, we classified $112.7 million of the remaining unpaid principal balance of the Senior Notes at December 27, 2008 as current portion of long-term obligations in the accompanying consolidated balance sheet, which represents the carrying value of our wireless spectrum assets that are classified as held for sale at December 27, 2008.

The costs incurred to issue the Senior Notes were deferred and are included in other noncurrent assets in the consolidated balance sheet. We are amortizing the deferred financing costs over the expected term of the Senior Notes using the effective interest method.

14% Senior-Subordinated Secured Second Lien Notes due December 2010

On October 9, 2008, we issued the Second Lien Notes in the aggregate principal amount of $105.3 million. The Second Lien Notes were issued at a 5% original issue discount, resulting in gross proceeds of $100.0 million. After payment of transaction-related fees and expenses and commitment fees paid to the purchasers at closing of $12.5 million, we received net proceeds of $87.5 million to be used solely in connection with the ordinary course business operations and not for any acquisition of assets or businesses or other uses. The costs incurred to issue the Second Lien Notes were deferred and are included in other noncurrent assets in the consolidated balance sheet. We are amortizing the deferred financing costs, the original issue discount and the debt discount associated with the detachable stock warrants described below over the expected term of the Second Lien Notes using the effective interest method. Interest is payable quarterly through the issuance of additional Second Lien Notes until repayment of the Senior Notes and, thereafter, in cash. During 2008, we issued additional Second Lien Notes with a principal amount of $3.2 million in payment of interest accrued on the Second Lien Notes through December 27, 2008. The Second Lien Notes are secured by a second priority lien on wireless spectrum licenses with a book value of $375.8 million and pledges of shares in our material subsidiaries, subordinated to the holders of the Senior Notes.

The Second Lien Notes are due on the maturity date of December 31, 2010 and are subordinated in right of payment to the Senior Notes. We may redeem the Second Lien Notes at any time at our option and we are required to redeem the Second Lien Notes using the proceeds from any asset sales, including sales of our wireless spectrum licenses. We are also required to offer to redeem the Second Lien Notes upon the occurrence of a change in control. Upon redemption, in addition to the principal and accrued unpaid interest thereon, we must pay additional interest based on the present value of the interest payable on the Second Lien Notes through maturity discounted to the redemption date at the then applicable U.S. Treasury rate plus 0.5%.

The purchase agreement for the Second Lien Notes also contains the Asset Sales Condition, the Minimum Balance Condition and the Budget Condition. The implications of a failure to satisfy the Minimum Balance Condition and the Budget Condition under the Second Lien Notes purchase agreement results in similar consequences as the Senior Notes. However, under the Second Lien Notes purchase agreement, failure to satisfy the Asset Sale Condition requires us to issue additional warrants to purchase an aggregate 10.0 million shares of our common stock at an exercise price of $0.01 per share to the purchasers of the Second Lien Notes.

In connection with the issuance of the Second Lien Notes, we issued detachable warrants to purchase an aggregate of 40.0 million shares of our common stock at an exercise price of $0.01 per share to the purchasers of the Second Lien Notes, of which warrants to purchase 30.0 million shares were issued to Avenue AIV US, L.P., an affiliate (Note 16). The warrants are immediately exercisable and expire on October 9, 2011. The grant-date fair value of the warrants of $12.4 million was recorded to additional paid-in capital and reduced the carrying value of the Second Lien Notes. We determined the grant-date fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: a stock price volatility of 50%, an expected life equal to the contractual term of the warrants and a risk-free interest rate of 1.9%.

The requirements to redeem the Second Lien Notes upon an asset sale and a change in control constitute embedded derivatives as that term is defined by SFAS No. 133,  Accounting for Derivative Instruments and Hedging Activities, and related interpretations. Accordingly, we have bifurcated the estimated fair value of each embedded derivative from the fair value of the Second Lien Notes upon issuance, and recognized subsequent changes in the fair value of the embedded derivatives against income. We measured the estimated fair value of the Second Lien Notes embedded derivatives using a probability-weighted discounted cash flow model, which includes management assumptions of the probability of occurrence of a redemption of the Second Lien Notes upon an asset sale and a change in control. The initial estimated fair value of the Second Lien Notes embedded derivatives of $0.8 million was recorded as a reduction in the carrying value of the Second Lien Notes and is reported in other long-term liabilities in the accompanying consolidated balance sheet. A change in the estimated fair value of the embedded derivatives of $0.2 million through December 27, 2008 was recognized as a charge to other income (expense) in the accompanying consolidated statements of operations.

7.5% Third Lien Subordinated Secured Convertible Notes due December 2011

On October 9, 2008, we also issued the Third Lien Notes in the aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any proceeds from the issuance of the Third Lien Notes. At issuance, the Third Lien Notes were recorded at their estimated fair value of $283.0 million, resulting in a $195.3 million discount, which we are amortizing over the expected term of the Third Lien Notes using the effective interest method. Interest is payable quarterly through the issuance of additional Third Lien Notes until repayment of the Senior Notes and Second Lien Notes and, thereafter, in cash. During 2008, we issued additional Third Lien Notes with a principal amount of $7.8 million in payment of interest accrued on the Third Lien Notes through December 27, 2008. The Third Lien Notes are convertible at any time at the option of the holders into shares of our common stock at a conversion rate of $11.05 per share. The Third Lien Notes are secured by a third priority lien on wireless spectrum licenses with a book value of $375.8 million and pledges of shares in our material subsidiaries, subordinated to the holders of the Senior Notes and Second Lien Notes.

The Third Lien Notes are due on the maturity date of December 31, 2011 and are subordinated in right of payment to the Senior Notes and Second Lien Notes. We may redeem the Third Lien Notes at any time at our option and we are required to redeem the Third Lien Notes using the proceeds from any asset sales, including sales of our wireless spectrum licenses. We are also required to offer to redeem the Third Lien Notes upon the occurrence of a change in control. Only principal and accrued unpaid interest thereon is due upon redemption.

The purchase agreement for the Third Lien Notes does not contain the Asset Sales Condition, the Minimum Balance Condition and the Budget Condition.

The requirements to redeem the Third Lien Notes upon an asset sale and a change in control constitute embedded derivatives as that term is defined by SFAS No. 133. Accordingly, we have bifurcated the estimated fair value of each embedded derivative from the fair value of the Third Lien Notes upon issuance, and recognized subsequent changes in the fair value of the embedded derivatives against income. We measured the estimated fair value of the Third Lien Notes embedded derivatives using a probability-weighted discounted cash flow model, which includes management assumptions of the probability of occurrence of a redemption of the Third Lien Notes upon an asset sale and a change in control. The initial estimated fair value of the Third Lien Notes embedded derivatives of $9.4 million was recorded as a reduction in the carrying value of the Third Lien Notes and is reported in other long-term liabilities in the accompanying consolidated balance sheet. A change in the estimated fair value of the embedded derivatives of $1.4 million through December 27, 2008 was recognized as a charge to other income (expense) in the accompanying consolidated statements of operations.

At December 27, 2008, we were in compliance with all of our debt covenants, except that we have not yet delivered the six-month budget required under the note purchase agreements.

On April 1, 2009, we obtained a waiver from the holders of our Senior Notes, Second Lien Notes, and Third Lien Notes that adjusts the Minimum Balance Condition from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a  pari passu  basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%.

Wireless Spectrum Lease Obligations

Certain of our wireless spectrum lease arrangements provide for the payment of royalties based on 0.25% of gross revenues, realized on the use of the spectrum subject to a cap ranging from 100% to 150% of the annual spectrum lease payments. Additionally, our domestic wireless spectrum lease agreements require us to construct, operate and maintain wireless services so as to satisfy the FCC’s substantial service deadline by May 1, 2011. Certain agreements require us to make network connections available for the lessor’s use that are equivalent to a specified percentage of the transmission capacity created.

8.       Fair Value Measurements

We adopted SFAS No. 157 in the first quarter of 2008. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the SFAS No. 157 fair value hierarchy:
		Fair Value Measurements at December 27, 2008 Using:
(in thousands)	Fair Value at December 27,	Quoted Market Prices for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$60,848	$60,848	$—	$—
Auction rate securities(1)	24,870	4,072	—	20,798
Auction rate securities rights(2)	4,210	—	—	4,210
Embedded derivatives (2)	11,760	—	—	11,760
__________________________________________________________________________
(1)       Included in restricted cash and marketable securities in the accompanying consolidated balance sheet.
(2)       Included in other noncurrent assets in the accompanying consolidated balance sheet.
(3)       Included in other long-term liabilities in the accompanying consolidated balance sheet.

Auction Rate Securities. At December 29, 2007, we determined the fair value of our auction rate securities using quoted market prices for identical assets (Level 1 inputs). With the liquidity issues experienced in the global credit and capital markets, auction rate securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders, and as a result, our auction rate securities are currently not liquid. Accordingly, at December 27, 2008, we estimated the fair value of our auction rate securities using a discounted cash flow model (Level 3 inputs), which measures fair value based on the present value of projected cash flows over a specific period. The values are then discounted to reflect the degree of risk inherent in the security and achieving the projected cash flows. The discounted cash flow model used to determine the fair value of the auction rate securities utilized a discount rate of 7.0%, which represents an estimated market rate of return, and an estimated period until sale and/or successful auction of the security of 5 years. The determination of the fair value of our auction rate securities also considered, among other things, the collateralization underlying the individual securities and the creditworthiness of the counterparty.

Auction Rate Securities Rights. Our auction rate securities rights allow us to sell our auction rate securities at par value to UBS at any time during the period of June 30, 2010 through July 2, 2012. We have elected to measure the fair value of the auction rate securities rights under SFAS No. 159, which we believe will mitigate volatility in our reported earnings due to the inverse relationship between the fair value of the auction rate securities rights and the underlying auction rate securities. At December 27, 2008, we estimated the fair value of our auction rate securities rights using a discounted cash flow model, similar to the auction rate securities (Level 3 inputs). The discounted cash flow model utilized a discount rate of 3.4% and an estimated period until recovery of 1.5 years, which represents the period until the earliest date that we can exercise our auction rate securities rights.

Embedded Derivatives. Our obligation to redeem the Second Lien Notes and Third Lien Notes upon an asset sale and a change in control constitute embedded derivatives under SFAS No. 133. Accordingly, we have bifurcated the estimated fair value of each embedded derivative from the fair value of the Second Lien Notes and Third Lien Notes upon issuance, and recognized subsequent changes in the fair value of the embedded derivatives against income. We measured the estimated fair value of the Second Lien Notes and Third Lien Notes embedded derivatives using a probability-weighted discounted cash flow model. The discounted cash flow model utilizes management assumptions of the probability of occurrence of a redemption of the Second Lien Notes and Third Lien Notes upon an asset sale and a change in control which are unobservable inputs.

We also had obligations to pay contingent cash dividends and cash premiums upon redemption or liquidation of the Series A Preferred Stock which also constituted embedded derivatives under SFAS No. 133. Through the date that we exchanged the Series A Preferred Stock for the Third Lien Notes, we measured the fair values of these derivatives at each reporting date and any changes in the estimated fair value of the embedded derivative were recorded as a charge to other income in the consolidated statements of operations.

The embedded derivatives in the Series A Preferred Stock were not traded on a public exchange. Accordingly, we determined the fair value of the Series A Preferred Stock embedded derivatives utilizing a binomial lattice pricing model. Certain of the inputs in the model are observable inputs such as the yield rate, risk free rate, credit spread, stock price and stock price volatility. However, the model also utilizes significant inputs related to the likelihood of the occurrence of certain events triggering redemption that are unobservable and are based upon management’s estimates (Level 3 inputs).

The following table summarizes the activity in assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

			Embedded Derivatives
(in thousands)	Auction Rate Securities	Auction Rate Securities Rights	Series A Preferred Stock	Second Lien Notes	Third Lien Notes	Total
Balance at December 29, 2007	$—	$—	$(969)	$—	$—	$(969)
Transfers to Level 3	27,254	—	—	—	—	27,254
Unrealized gains (losses) included in other income (expense), net	(4,452)	4,210	(756)	(175)	(1,441)	(2,614)
Purchases, issuances, sales and settlements	(2,004)	—	1,725	(793)	(9,351)	(10,423)
Balance at December 27, 2008	$20,798	$4,210	$—	$(968)	$(10,792)	$13,248

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following table summarizes our assets and liabilities that were measured at fair value on a nonrecurring basis during the period and their respective input levels based on the SFAS No. 157 fair value hierarchy:

		Fair Value Measurements Using:
(in thousands)	Fair Value During the Year Ended December 27,	Quoted Market Prices for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Third Lien Notes	$283,011	$—	$—	$283,011

In October 2008, we issued the Third Lien Notes in the aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock. We did not receive any proceeds from the issuance of the Third Lien Notes. At issuance, we measured the Third Lien Notes at their estimated fair value using a discounted cash flow model (Level 3 inputs). The discounted cash flow model used to determine the fair value of the Third Lien Notes utilized a discount rate of 25.5%, which represents our estimated incremental borrowing rate, including the value assigned to the detachable stock warrants and the consent fees paid to the purchasers of the Second Lien Notes which were deducted from the proceeds.

In February 2008, the FASB issued FSP No. FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. Accordingly, we have only partially adopted SFAS No. 157 and we did not apply the provisions of SFAS No. 157 to our goodwill, indefinite-lived intangible assets and other long-lived assets, including our wireless spectrum licenses, which were measured at fair value during fiscal year 2008.

Fair Value of Other Financial Instruments

The carrying amounts of certain of our financial instruments of continuing operations, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and note payable to bank, approximate fair value due to their short-term nature. The carrying amounts and fair values of our long-term obligations of continuing operations are as follows:

	December 27, 2008		December 29, 2007
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	$193,474	$171,822	$298,601	$298,601
Second Lien Notes	91,505	91,505	—	—
Third Lien Notes	300,685	300,685	—	—
Wireless spectrum leases	24,419	16,445	24,799	19,481

We determined the fair value of our Senior Notes, Third Lien Notes and wireless spectrum licenses using a discounted cash flow model with a discount rate of 25.5%, which represents our estimated incremental borrowing rate. The Third Lien Notes were measured at fair value upon issuance as described above.

9.       Business Combinations

During the two fiscal years ended December 29, 2008, we completed the following significant business combinations which were accounted for in accordance with SFAS No. 141, Business Combinations:

Company Acquired	Date Acquired	Voting Interest Acquired	Business
Websky Argentina SA (“Websky”)	October 2007	100%	Developer and operator of wireless broadband services over licensed frequencies in Argentina
WiMax Telecom AG	July 2007	100%	Developer and operator of WiMAX networks and wireless broadband spectrum concessions in Austria, Slovakia and Croatia
IPWireless, Inc.	May 2007	100%	Developer and supplier of TD-CDMA network equipment and subscriber terminals
GO Networks, Inc.	February 2007	100%	Developer of advanced mobile Wi-Fi network solutions for service providers.
SDC Secure Digital Container AG (“SDC”)	January 2007	100%	Developer of Java music clients for mobile phones

In addition to the business combinations listed above, we also completed two individually immaterial business combinations in 2007. In October 2007, we acquired the remaining 49% interest in Inquam for a cash payment of $0.9 million and the assignment to the selling shareholder of a $2.1 million receivable of Inquam. Additionally, in connection with the acquisition, Inquam agreed to provide certain project management and support services with an implied total value of $0.6 million to a subsidiary of the selling shareholder for a period of up to two years.

We initially acquired a 65% ownership interest in WiMax Telecom AG in July 2007. In connection with the acquisition, we were granted an exclusive and irrevocable call option and the remaining minority shareholders were granted an exclusive and irrevocable put option for the shares held by the remaining minority shareholders for 3.6 million Euros. We exercised our call option in December 2007 for $5.2 million. Based on the guidance provided by EITF Issue No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, we treated the WiMax Telecom put/call option as a derivative contract that is viewed on a combined basis with the noncontrolling interest and accounted for the derivative as a financing of our acquisition of the noncontrolling interest in WiMax Telecom. Accordingly, we consolidated 100% of WiMax Telecom from the acquisition date. At acquisition, we recognized a liability for the fair value of the derivative of $4.5 million which was included in the determination of the purchase price of WiMax Telecom. We accreted $0.3 million in imputed interest on the liability to interest expense during the year ended December 29, 2007.

Our primary reasons for entering into these acquisitions were to accelerate our time-to-market and growth plans for embedded multimedia software products and services, expand our product portfolio to incorporate WiMAX and/or Wi-Fi technologies, and complement our WiMAX product line with wide-area and local-area wireless broadband services using stand-alone or integrated Wi-Fi/WiMAX solutions that utilize both licensed and license-exempt spectrum. As previously described, in the second half of 2008, we commenced the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses, including IPWireless, GO Networks and Cygnus, and will, among other things, divest our WiMax Telecom and Websky businesses.

Our consolidated financial statements include the operating results of each business from their respective dates of acquisition.

Purchase Price

The total purchase price of our 2007 acquisitions was as follows:

(in thousands)	IPWireless	WiMax Telecom	SDC	GO Networks	Websky	Immaterial Acquisitions	Total
Cash, including closing costs	$23,870	$14,321	$19,110	$15,795	$13,229	$5,715	$92,040
Fair value of common stock issued	66,145	—	—	—	—	—	66,145
Contingent purchase consideration paid in cash and through the issuance of common stock subsequent to closing	51,594	—	—	223	1,875	—	53,692
Debt assumed and paid at closing	—	5,825	—	1,338	—	259	7,422
Less cash acquired	(3,768)	(676)	(1,340)	(462)	(13)	(149)	(6,408)
Total purchase price	$137,841	$19,470	$17,770	$16,894	$15,091	$5,825	$212,891

The fair value of common stock issued was based upon the actual number of shares issued to the IPWireless shareholders using the average closing trading price of our common stock on NASDAQ during a five-day trading period beginning two trading days prior to the announcement of the acquisition on April 9, 2007.

Of the aggregate initial and additional purchase consideration paid to the selling shareholders of IPWireless, $26.0 million, consisting of $5.1 million of cash and $20.9 million of stock, representing approximately 3.8 million shares of our common stock, was deposited into an escrow account to settle any indemnifiable losses, as defined in the acquisition agreement. We submitted a claim to escrow for approximately $13.3 million to compensate us for certain pre-closing contract penalties incurred by IPWireless, which constitute indemnifiable losses under the acquisition agreement. In July 2008, our $13.3 million escrow claim was settled resulting in the return to us of cash of $4.9 million and approximately 1.5 million shares of our common stock. The remaining purchase consideration held in escrow was distributed to the former shareholders of IPWireless in accordance with the terms of the acquisition. The settlement of the escrow claim reduced the goodwill from our acquisition of IPWireless.

Purchase Price Allocation

Under the purchase method of accounting, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition in accordance with SFAS No. 141. The aggregate allocation of purchase prices for the individually significant acquisitions in 2007 listed in the purchase price table above is as follows:

(in thousands)
Accounts receivable	$14,671
Inventory	5,792
Deferred contract costs	1,687
Prepaid and other current assets	3,195
Property and equipment	9,034
Wireless spectrum licenses	45,969
Intangible assets	76,516
In-process research and development	12,060
Goodwill	122,108
Other noncurrent assets	505
Accounts payable and other current liabilities	(41,070)
Deferred revenue	(13,449)
Provision for loss contract	(13,440)
Long-term obligations and deferred credits	(16,512)
Total purchase price	$207,066

In connection with the acquisition of IPWireless, we recorded an accrual for severance totaling $0.6 million for four IPWireless employees whose employment terminated as a result of the acquisition, all of which was paid as of December 29, 2007.

Experienced employees with expertise in wireless technology, reduction in the time required to develop products, expansion of our portfolio of product and services, enhance the functionality of existing products and services and operations in specialized niches in the wireless industry were among the factors that contributed to purchase prices that resulted in the recognition of goodwill. None of our goodwill is anticipated to be tax deductible.

Purchased Intangible Assets and In-Process Research and Development

The aggregate amounts allocated to purchased intangible assets and in-process research and development and their respective amortizable lives for the individually significant acquisitions in 2007 listed in the purchase price table above is as follows:

	Weighted Average Life
(dollars in thousands)	(in Years)
Purchased technology	7.0	$58,090
Purchased trade names and trademarks	6.0	9,270
Non-compete agreements	2.6	1,620
Purchased customer base	6.6	7,536
In-process research and development	none	12,060
		$88,576

The fair values assigned to purchased technology and purchased in-process research and development were determined by applying the income approach using the excess earnings methodology which involves estimating the future discounted cash flows to be derived from the currently existing technologies. The purchased trade names and trademarks were valued using the income approach using the relief from royalty method, which assumes value to the extent that the acquired company is relieved of the obligation to pay royalties for the benefits received from them. The fair values assigned to the purchased customer base existing on the acquisition date was determined by applying the income approach using the excess earnings methodology based upon estimated future discounted cash flows attributable to revenues projected to be generated from those customers. The non-compete agreements were valued using the with-and-without method, based on the present value of cash flows associated with the savings due to having the agreements in place.

The amounts allocated to purchased in-process research and development costs were determined through established valuation techniques used in the high technology industry and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and no alternative future uses existed. In accordance with SFAS No. 2, Accounting for Research and Development Costs, as clarified by FIN No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, an Interpretation of FASB Statement No. 2, amounts assigned to in-process research and development meeting the above-stated criteria were charged to expense as part of the allocation of the purchase price.

Purchased in-process research and development costs related to 2007 acquisitions include IPWireless’ next-generation backwards compatible chip for use in wireless devices and six of SDC’s video and audio software projects valued at $11.2 million and $0.9 million, respectively. These in-process projects had not yet reached technological feasibility and had no alternative future uses at the respective dates of acquisition and, therefore, expensed in the consolidated statement of operations at the respective dates of acquisition.

Contingent Purchase Consideration

At December 29, 2007, we accrued $51.6 million in additional purchase consideration payable to the selling shareholders of IPWireless as a result of the achievement of certain product shipment milestones in 2007 as specified in the acquisition agreement. In March 2008, we paid $50.0 million of the total amount accrued, of which $4.4 million was paid in cash and $45.6 million was paid through the issuance of approximately 9.0 million net shares of our common stock. The remaining $1.6 million of accrued additional purchase consideration is anticipated to be paid during fiscal 2009. We have allocated the additional purchase consideration to goodwill.

The acquisition agreement provided for additional purchase consideration of up to $24.2 million and $53.3 million to be paid to the selling shareholders of IPWireless subject to the achievement of certain product shipment milestones in 2008 and 2009, respectively. The product shipment milestone for 2008 was not achieved and, as a result of the sale of IPWireless, the milestone for 2009 will be not achieved.

Pro Forma Results

The following unaudited pro forma financial information for the year ended December 29, 2007 assumes that the acquisitions of IPWireless, SDC, GO Networks and WiMax Telecom occurred at the beginning of fiscal 2007. The unaudited pro forma financial information does not reflect any other acquisitions, as the effects of those acquisitions were not significant on an individual basis or in the aggregate. These unaudited pro forma financial results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have actually resulted had the acquisitions occurred on these dates, or of future results of operations.

(in thousands, except per share amounts)
Pro Forma Amounts:	(Unaudited)
Revenues from continuing operations	$36,328
Revenues from discontinued operations	26,677
Net loss from continuing operations	(128,602)
Amounts attributed to NextWave common shares:
Loss from continuing operations, net of tax, including preferred stock dividends and costs	(148,574)
Loss from discontinued operations, net of income tax	(228,681)
Net loss	(356,235)
Net loss attributed to NextWave common shares	(377,255)
Net loss per common share – basic and diluted:
Continuing operations, including preferred stock dividends and costs	$(1.61)
Discontinued operations	$(2.48)
Net loss per common share – basic and diluted	$(4.09)

The pro forma amounts above include interest expense on debt assumed that is calculated using our effective borrowing rate at the date of acquisition and nonrecurring charges for in-process research and development of $12.1 million for the year ended December 29, 2007.

10.       Income Taxes

Our loss from continuing operations before provision for income taxes is as follows:

	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
United States	$(98,423)	$(114,720)
Foreign	(8,405)	(12,621)
	$(106,828)	$(127,341)

Our income tax provision (benefit), solely from continuing operations, is as follows:

	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
Current income tax expense (benefit):
Federal	$—	$—
State	30	35
Foreign	668	1,022
Total current income tax expense (benefit)	698	1,057
Deferred income tax benefit:
Federal	—	—
State	(2,189)	—
Foreign	215	204
Total deferred income tax benefit	(1,974)	204
Total provision (benefit) for income taxes	$(1,276)	$1,261

Amounts are reflected in the preceding table based on the jurisdiction of the taxing authorities. Changes in enacted rates impact the tax provision in the year a rate change is enacted.

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. The deferred tax assets and liabilities are determined by applying the enacted jurisdictional tax rate in the year in which the temporary difference is expected to reverse.

The tax effects of the major items recorded as deferred income tax assets and liabilities for continuing operations are as follows:

(in thousands)	December 27, 2008	December 29, 2007
Current deferred income tax assets:
Deferred revenue	$6,519	$14,485
Other current reserves and accruals	5,589	5,577
Total current deferred income tax assets	12,108	20,062
Noncurrent deferred income tax assets:
Net operating losses	230,355	167,904
Research and experimentation and other credit carryforwards	—	646
Capitalized start-up expenses	83,734	53,672
Capitalized research and experimentation expenditures	4,084	30,432
Other noncurrent reserves and accruals	42,087	13,601
Total noncurrent deferred income tax assets	360,260	266,255
Total current and noncurrent deferred income tax assets	372,368	286,317

Noncurrent deferred income tax liabilities:
Fixed assets and other intangible assets	(4,915)	(31,332)
Intangible assets not subject to amortization	(93,173)	(103,061)
Debt discount	(71,593)	—
Total noncurrent deferred income tax liabilities	(169,681)	(134,393)
Valuation allowance	(295,764)	(254,059)
Net deferred income tax liability	$(93,077)	$(102,135)

Reconciliations of the U.S. federal statutory income tax rate to the effective tax rate for continuing operations are as follows:

	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
U.S. federal statutory rate	(35.0)%	(35.0)%
State taxes, net of federal effect	—	—
Effect of non-consolidated affiliates	—	—
In-process research and experimentation	—	—
Foreign tax rate differential	0.9	0.2
Increase in valuation allowance	33.8	31.2
Other	(0.9)	4.6
Effective tax rate	(1.2)%	1.0%

As of December 27, 2008, our U.S. operations are included in a consolidated federal income tax return. The amount of current and deferred income tax expense is computed on a separate entity basis for each member of the group based on applying the principles of SFAS 109.

As of December 27, 2008, we had approximately $514.7 million in federal net operating losses that will begin to expire in 2018. As of December 27, 2008, we had approximately $4.5 million and $75.2 million in state and foreign net operating loss carryforwards, respectively, that will begin to expire in 2009. Utilization of certain net operating loss carryforwards and foreign tax credits are subject to an annual limitation due to the ownership change limitations provided by Internal Revenue Code Section 382 and similar state provisions. In addition, we have a limited history of operations and are uncertain at this time whether we will be able to utilize these carryforwards.

We increased our federal, state and foreign valuation allowance during 2008 by $41.7 million, from $254.1 million to $295.8 million, due to the increase in our net deferred tax asset balance. The increase consists of $173.1 million related to the valuation allowance for amounts recorded as loss from operations offset by a reduction in the valuation allowance that occurred as a result of the amortization of the discount on the Third Lien Notes. This discount will reduce over time and did not have any impact on the total tax provision or tax rate.

In 2008, in accordance with SFAS No. 142, a deferred income tax liability for U.S. and state and local income taxes of $93.2 million, related to intangible assets with an indefinite life, was not netted against deferred tax assets when establishing the above valuation allowance. The valuation allowance as of December 27, 2008 and December 29, 2007 is attributable to deferred tax assets related primarily to income tax loss carryforwards, mostly in the U.S., including certain states, as well as start-up costs and other net deferred tax assets, for which it is more likely than not that the related tax benefits will not be realized. It is our policy that the valuation allowance is decreased or increased in the period management determines that it is more likely than not that the deferred tax assets will be realized or not.

At December 27, 2008, we had undistributed foreign earnings of $2.1 million, which we intend to be permanently reinvested and, accordingly, a deferred income tax liability has not been established on those earnings.

We adopted FIN 48, Accounting for Uncertainty in Income Taxes, on December 31, 2006, the beginning of fiscal year 2007. As of December 27, 2008, we did not have any unrecognized tax benefits or related accrued interest or penalties and did not record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48. Our policy for recording interest and penalties on any unrecognized tax benefits in the event such unrecognized benefits arise in future reporting periods will be to record any interest and penalty amounts in income tax expense.

The adoption of FIN 48 did not have an effect on our effective income tax rate for the fiscal year ended December 27, 2008 as no unrecognized tax benefits were generated during the year. We do not believe that we will generate any material unrecognized tax benefits within the next 12 months. Since we did not have any unrecognized tax benefits as of December 27, 2008 or December 29, 2007, and because management believes that we will not generate any material unrecognized tax benefits within the next 12 months, a tabular reconciliation as prescribed by paragraph 21(a) of FIN 48 has not been prepared.

We file U.S. federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2004 through 2008 tax years generally remain subject to examination by federal and most state tax authorities. The Internal Revenue Service has contacted the company stating that the U.S. federal tax return for the 2006 fiscal year may be selected for examination. As of December 27, 2008, we were not subject to any state, local, or non-U.S. income tax examinations by tax authorities for the current or any prior reporting periods.

11.       Commitments and Contingencies

Services and Other Agreements

We have entered into various services and related agreements that contain provisions for certain minimum commitments. Amounts paid by continuing operations under these contracts, which expire on various dates through 2011, totaled $5.6 million and $8.3 million during the fiscal years ended December 27, 2008 and December 29, 2007, respectively. At December 27, 2008, estimated future minimum payments due under the terms of these agreements are as follows:

(in thousands)	Continuing Operations	Discontinued Operations	Total
Fiscal Years:
2009	$6,666	$4,341	$11,007
2010	—	262	262
2014 and Thereafter	—	8,153	8,153
Total	$6,666	$12,756	$19,422

Operating Leases

We lease office and research facilities, cell sites and certain office equipment under non-cancelable operating leases expiring on various dates through 2015. We recognize rent expense on a straight-line basis over the respective lease terms. As a result, any differences between recognized rent expense and required upfront rental payments upon execution that reduce future rental payments is recorded as unapplied prepaid rent and any difference between rent expense and rent payments that are reduced by cash or rent abatements is recognized as deferred rent. At December 27, 2008, unapplied prepaid rent of continuing operations totaled $0.6 million and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheet and deferred rent of continuing operations totaled $2.0 million, of which $0.4 million is included in other current liabilities and $1.6 million is included in long-term liabilities in the accompanying consolidated balance sheet.

Certain commitments have renewal options extending through the year 2031. One of the facility lease agreements requires a $1.4 million letter of credit which will be reduced gradually until termination of the lease in 2012. Rent expense under operating leases of or guaranteed by continuing operations was $10.0 million and $8.5 million for the years ended December 27, 2008 and December 29, 2007, respectively. Sublease income totaled $41,000 and $0.3 million for the years ended December 27, 2008 and December 29, 2007, respectively.

Future minimum lease payments under non-cancelable operating leases at December 27, 2008 are as follows:

(in thousands)	Continuing Operations (1)	Discontinued Operations	Total
Fiscal Years:
2009	$6,822	$1,105	$7,927
2010	6,049	297	6,346
2011	5,018	9	5,027
2012	2,164	9	2,173
2013	596	9	605
Thereafter	—	64	64
	$20,649	$1,493	$22,142
__________________________________________________________________________

(1)
Included in the future lease obligations of continuing operations is a $13.7 million lease obligation related to a facility occupied primarily by our discontinued semiconductor business but guaranteed by our continuing operations.

Legal Proceedings

On September 16, 2008, a putative class action lawsuit, captioned “Sandra Lifschitz, On Behalf of Herself and All Others Similarly Situated, Plaintiff, v. NextWave Wireless Inc., Allen Salmasi, George C. Alex and Frank Cassou, Defendants,” was filed in the U.S. District Court for the Southern District of California against us and certain of our officers. The suits allege that the defendants made false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The suit seeks unspecified damages, interest, costs, attorneys’ fees, and injunctive, equitable or other relief on behalf of a purported class of purchasers of our common stock during the period from March 30, 2007 to August 7, 2008. A second putative class action lawsuit captioned “Benjamin et al. v. NextWave Wireless Inc. et al.” was filed on October 21, 2008 alleging the same claims on behalf of purchasers of our common stock during an extended class period, between November 27, 2006 through August 7, 2008. On February 24, 2009, the Court issued an Order consolidating the two cases and appointing a lead plaintiff pursuant to the Private Securities Litigation Reform Act.

On September 24, 2008, a shareholder derivative suit captioned Kevin Wailes, derivatively on behalf of NextWave Wireless Inc., Plaintiff, v. Allen Salmasi, William J. Jones, James C. Brailean, Frank A. Cassou, Kevin M. Finn, Roy D. Berger, R. Andrew Salony, George C. Alex, Douglas F. Manchester, Jack Rosen, Robert T. Symington, William H. Webster, David B. Needham, and Kenneth Stanwood, Defendants, and NextWave Wireless Inc., Nominal Defendant”, was filed in the Superior Court for the State of California, County of San Diego, on behalf of NextWave against certain of our officers and directors. The suit also named NextWave as a nominal defendant. Based on allegations substantially similar to the federal securities actions, the suit asserted claims for defendants’ alleged violations of state law, including breaches of fiduciary duties, waste of corporate assets, unjust enrichment and violations of the California Corporations Code between March 2007 and the present. The suit sought the recovery of damages, fees, costs, equitable and/or injunctive remedies, and disgorgement of all profits, benefits and other compensation. On January 23, 2009, the case was dismissed without prejudice.

We were notified on July 11, 2008 that the former stockholders of GO Networks have filed a demand for arbitration in connection with the February milestone. In the demand, the stockholder representative has claimed that we owe compensation to the former stockholders of GO Networks on the basis of GO Networks purportedly having partially achieved the February milestone under the acquisition agreement. The stockholder representative seeks damages of $10.4 million. Further, on December 5, 2008, the stockholder representative amended his demand and added claims pertaining to the August milestone. In the claims, the stockholder representative asserts, among other claims, that we acted in bad faith in a manner that prevented the achievement of the milestone, and he seeks damages of $12.8 million in connection with these additional claims. We dispute that the February milestone has been met and deny any wrongdoing with respect to the August milestone. The dispute will be administered and heard in accordance with procedures set forth by the International Centre for Dispute Resolution, a division of the American Arbitration Association. We submitted our Statement of Defense on August 25, 2008 and an Amended Statement of Defense on January 6, 2009. A three member arbitration panel has been constituted and the panel has issued a Procedural Order establishing dates and parameters for discovery and the arbitration hearing.

On February 20, 2009, Arden Realty Limited Partnership (“Arden”) filed a complaint in California State Superior Court for the County of San Diego against us alleging breach of two written lease agreements for commercial property. Arden seeks damages in the amount of $2.5 million and $1.4 million, respectively, for the alleged breaches, as well as interest, attorneys’ fees, etc. We are in the process of retaining counsel and intend to file a responsive pleading. At December 27, 2008, we recorded a $0.9 million liability for our estimate of the potential loss.

We are also currently involved in other legal proceedings in the ordinary course of our business operations. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. As of December 27, 2008, other than the Arden matter described above, we have not recorded any significant accruals for contingent liabilities associated with our legal proceedings based on our belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions to our estimate of the potential liability could materially impact results of operations.

Guarantees and Indemnifications

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. We have also entered into indemnification agreements with our officers and directors. Although the maximum potential amount of future payments we could be required to make under these indemnifications is unlimited, to date we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. Additionally, we have insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any amounts paid. Therefore, we believe the estimated fair value of these agreements is minimal and likelihood of incurring an obligation is remote. Accordingly, we have not accrued any liabilities in connection with these indemnification obligations as of December 27, 2008.

NextWave Wireless Inc. has irrevocably and unconditionally guaranteed two of the obligations of our GO Networks subsidiary: GO Networks’ loan from Silicon Valley Bank, with a principal balance of $1.3 million as of December 27, 2008, and up to $2.0 million of the amounts due from our GO Networks Ltd. subsidiary in Israel to its contract manufacturer, Flextronics Ltd. In December 2008, we settled our guarantee with Flextronics and agreed to pay $1.5 million to Flextronics in six equal monthly installments through May 2009. We have included these liabilities in the liabilities of our continuing operations in the accompanying consolidated balance sheet.

Other

On October 7, 2008, we received a NASDAQ Staff Deficiency Letter indicating that because our common stock has closed below the minimum $1.00 per share for the last 30 consecutive business days, we fail to comply with the requirement for continued listing as set forth in Marketplace Rule 5450(a)(1) (the “Rule”). On October 22, 2008, we received an updated NASDAQ Staff Deficiency Letter providing an extension of the time period to correct the deficiency. In accordance with Marketplace Rule 5810(c)(3)(A), if, at any time before July 10, 2009, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ will provide us with written notification that we have achieved compliance with the Rule. If we do not regain compliance with the Rule by July 10, 2009, we anticipate that NASDAQ will provide written notification to us that our securities will be delisted.

12.       Series A Senior Convertible Preferred Stock and Stockholders’ Equity

At December 27, 2008, we had the following common shares reserved for future issuance upon the exercise or issuance of the respective equity instruments:

(in thousands)
Third Lien Notes	43,988
Stock options:
Granted and outstanding	16,259
Available for future grants	16,489
Warrants	41,936
118,672

On March 28, 2007, we issued and sold 355,000 shares of our Series A Preferred Stock at a price of $1,000 per share. The Series A Preferred Stock was issued in a private placement transaction exempt from the registration requirements of the Securities Act of 1933. We received $351.1 million in net proceeds from the sale of the Series A Preferred Stock to be used to fund operations, accelerate the development of new wireless technologies, expand our business and enable strategic acquisitions. On October 9, 2008, we issued our Third Lien Notes in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of our Series A Preferred Stock.

Costs incurred to issue our Series A Preferred Stock were deferred and recorded as a reduction to the reported balance of the preferred stock in the consolidated balance sheet. The costs were being accreted using the effective interest method through the mandatory redemption date of the Series A Preferred Stock. In accordance with EITF Issue No. D-98, Classification and Measurement of Redeemable Securities, the resulting increases from the accretion of the issue costs and accrued dividends on the preferred stock are charged against additional paid-in capital and increase the loss applicable to common stockholders in the calculation of loss per common share. Upon the exchange of the Series A Preferred Stock for our Third Lien Notes in October 2008, the remaining unaccreted costs were charged against additional paid-in capital.

Holders of the Series A Preferred Stock were entitled to receive quarterly dividends on the liquidation preference at a rate of 7.5% per annum. We accrued for $22.8 million and $20.8 million in undeclared dividends during fiscal year 2008 through the date of the exchange and fiscal year 2007, respectively.

Our obligations to pay contingent cash dividends and cash premiums upon redemption or liquidation of the Series A Preferred Stock constituted embedded derivatives under SFAS No. 133, the initial estimated fair values of which aggregated $0.2 million, and were recorded as long-term liabilities in the consolidated balance sheet, reducing the carrying value of the Series A Preferred Stock. We performed a final valuation of the Series A Preferred Stock embedded derivatives as of the exchange date. At October 9, 2008 and December 29, 2007, the estimated fair values of the embedded derivatives totaled $1.7 million and $1.0 million, respectively. The change in the estimated fair value of the embedded derivatives of $0.7 million and $0.8 million during fiscal year 2008 through the date of the exchange and fiscal year 2007, respectively, was recorded as a charge to other income (expense) in the accompanying consolidated statements of operations.

Upon exchange, the aggregate liquidation preference of the Series A Preferred Stock was $398.6 million and unaccreted issue costs were $3.6 million, for a net carrying value of $395.0 million. The difference between the fair value of the Third Lien Notes at issuance, the net carrying value of the Series A Preferred Stock at exchange and the fair value of the Series A Preferred Stock embedded derivatives at exchange of $104.3 million has been recorded as an increase to additional paid-in capital and is reported in the accompanying consolidated statement of operations as a reduction in the net loss applicable to common shares.

13.       Equity Compensation Plans

During the year ended December 27, 2008, we had six share-based compensation plans that provide for awards to acquire shares of our common stock.

In February 2007, concurrent with our acquisition of GO Networks Inc., we established the GO Networks, Inc. Employee Stock Bonus Plan whereby participants may receive up to an aggregate of $5.0 million payable in shares of our common stock, valued at the time of issuance, upon the achievement of certain product shipment milestones and the continued employment of the participant and certain designated GO Networks employees. The product shipment milestones were not achieved in 2008 and, accordingly, no bonuses have been earned under the plan.

In May 2007, concurrent with our acquisition of IPWireless, Inc., we established the IPWireless, Inc. Employee Stock Bonus Plan whereby participants may receive up to an aggregate of $7.0 million in shares of our common stock, valued at the time of issuance, payable upon the achievement of certain revenue milestones in 2007 through 2009 and the continued employment of the participant. The 2007 milestone under the plan was achieved in full and, accordingly, during the year ended December 29, 2007, we recognized $3.1 million of share-based compensation expense representing the bonus amount earned. In March 2008, we issued 320,698 net shares of our common stock in payment of the bonus. In connection with our December 2008 sale of a controlling interest in IPWireless (Note 2), the employees of IPWireless waived any continuing rights under the plan and, accordingly, no further bonuses are due and payable.

At December 27, 2008, we may issue up to an aggregate of 32,748,000 shares of common stock under our equity compensation plans, of which 16,259,000 shares are reserved for issuance upon exercise of granted and outstanding options and 16,489,000 shares are available for future grants.

The following table summarizes stock option activity during the year ended December 27, 2008

	Number of Shares	Weighted Average Exercise Price per	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	Share	(in years)	(in thousands)
Outstanding at December 29, 2007	20,842	$7.10
Granted	3,514	$5.18
Exercised	(346)	$5.02
Canceled	(7,751)	$7.14
Outstanding at December 27, 2008	16,259	$6.71	6.3	$—
Exercisable at December 27, 2008	11,329 (1)	$6.81	5.3	$—
__________________________________________________________________________
(1)       Options issued under the NextWave Wireless Inc. 2005 Stock Incentive Plan are exercisable prior to the vesting date.

The following table summarizes the unvested stock option activity during the year ended December 27, 2008:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	per Share
Unvested at December 29, 2007	14,029	$2.79	(1)
Granted	3,514	$2.80
Vested	(5,596)	$2.45	(1)
Canceled	(6,153)	$3.01	(1)
Unvested at December 27, 2008	5,794	$2.63	(1)
__________________________________________________________________________

(1)
The weighted average grant date fair value per share includes options granted prior to January 1, 2006 which have no grant date fair value assigned as we adopted the provision of SFAS No. 123(R) using the prospective transition method, whereby we continue to account for unvested equity awards to employees outstanding at December 31, 2005 using APB Opinion No. 25, and apply SFAS No. 123(R) to all awards granted or modified after that date.

We received cash from the exercise of stock option under these plans of $1.7 million and $2.2 million, with no related tax benefits, during the years ended December 27, 2008 and December 29, 2007, respectively. The intrinsic value of options exercised during the years ended December 27, 2008 and December 29, 2007, totaled $0.4 million and $1.4 million, respectively.

Employee Share-Based Compensation

We utilized the Black-Scholes valuation model for estimating the grant or conversation date fair value of stock awards to employees during the three years ended December 27, 2008 with the following assumptions:

	Risk-Free Interest Rate	Expected Term (in years)	Weighted Average Expected Stock Price Volatility	Expected Dividend Yield	Weighted Average Grant-Date Fair Value of Options Granted
Year Ended December 27, 2008
Options for NextWave Wireless Inc. Common Stock	1.98%-3.47%	3.5-10	53%	0%	$2.80
Year Ended December 29, 2007
Options for NextWave Wireless Inc. Common Stock	3.09%-4.99%	3.5-5.5	50%	0%	$3.37
Options for NextWave Wireless Inc. Common Stock Issued upon Conversion of PacketVideo Plan(1)	4.65%-4.98%	0-3.8	50%	0%	$6.12
__________________________________________________________________________

(1)
Represents assumptions used as of the conversion date to value options to purchase common stock of NextWave Wireless Inc. that were issued to holders of options to purchase common stock of PacketVideo Corporation.

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. We determine the expected award life based on our historical experience and the expected award lives applied by certain of our peer companies to determine the expected life of each grant. We determine expected volatility based primarily on our historical stock price volatility. The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends on our common stock.

We assumed annualized forfeiture rates of 10% and 14% for our options granted during the years ended December 27, 2008 and December 29, 2007, respectively, based on a combined review of the forfeiture rates applied by peer companies and our historical pre-vesting forfeiture and employee turnover data. Under the true-up provisions of SFAS No. 123(R), we will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

We recognized employee share-based compensation expense from stock options of $11.9 million and $6.7 million for the years ended December 27, 2008 and December 29, 2007, respectively, under the provisions of SFAS No. 123(R). Total compensation cost of options granted to employees since January 1, 2006, but not yet vested as of December 27, 2008, was $23.1 million, which is expected to be recognized over a weighted average period of 3.2 years.

In addition to the employee share-based compensation expense resulting from stock options, in May 2007, we recognized share-based compensation expense of $2.3 million from the issuance of approximately 251,000 shares of our common stock to certain employees as additional compensation in lieu of annual cash bonuses.

Non-Employee Share-Based Compensation

We issue stock options, warrants and restricted stock to certain strategic advisors. The following table summarizes the non-employee stock options and warrants activity during the year ended December 27, 2008 which are excluded from the tables above:

	Number of Shares	Weighted Average Exercise Price per	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	Share	(in Years)	(in Thousands)
Outstanding at December 29, 2007	847	$6.94
Granted	13	$5.02
Outstanding at December 27, 2008	860	$6.91	4.3	$—
Exercisable at December 27, 2008	836	$6.93	4.1	$—

The following table summarizes the unvested non-employee stock options and warrants activity during the year ended December 27, 2008:

(in thousands)	Number of Shares
Unvested at December 29, 2007	208
Granted	13
Vested	(131)
Unvested at December 27, 2008	90

The fair value assigned to the vested increments of these awards was estimated at the date of vesting and, for the unvested increments, at the respective reporting date, using the Black-Scholes option-pricing model with the following assumptions:

	Options	Warrants	Restricted Common Shares
Year ended December 27, 2008:
Risk-free interest rate	1.35%-4.21%	N/A	N/A
Contractual term (in years)	7.6-9.9	N/A	N/A
Weighted average expected stock price volatility	53%	N/A	N/A
Expected dividend yield	0%	N/A	N/A
Weighted average fair value of awards	$1.59	N/A	N/A
Year ended December 29, 2007:
Risk-free interest rate	3.83%-5.14%	4.16%	3.21%-4.95%
Contractual term (in years)	6.0-9.9	3.0	0.5-4.0
Weighted average expected stock price volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%
Weighted average fair value of awards	$3.56	$4.33	$1.96

The fair value of the unvested increments will be remeasured at the end of each reporting period until vested, when the final fair value of the vesting increment is determined.

Share-based compensation expense from non-employee stock options, warrants and restricted shares totaled $1.0 million and $1.8 million during the years ended December 27, 2008 and December 29, 2007, respectively.

Under an advisory services agreement, an advisor earned warrant exercise credits totaling $3.0 million. The warrant exercise credits may be used only as credits against the exercise price of the warrants. We recognized stock compensation expense related to the warrant exercise credits of $0.7 million and $1.0 million during the years ended December 27, 2008 and December 29, 2007, respectively.

14.       Supplemental Cash Flow Information

Supplemental disclosure of cash flow information, including discontinued operations, is as follows:

	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
Cash paid for income taxes	$270	$602
Cash paid for interest	45,771	25,291
Noncash investing and financing activities:
Equity interests issued for business acquisitions	36,499	74,522
7.5% Third Lien Notes issued in exchange for Series A Preferred Stock	394,985	—
Fair value of warrants issued in connection with the issuance of 7.5% Third Lien Notes	12,423	—
Wireless spectrum licenses acquired with debt and lease obligations	8,636	5,569

15.       Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, provides public business enterprises with standards for reporting information about operating segments in annual and interim financial reports, including disclosures of profit or loss and total assets for each reportable segment.

During 2007, after a series of acquisitions, we reorganized our businesses into four reportable segments on the basis of products, services and strategic initiatives. As described in Note 1, as a result of the implementation of our global restructuring initiative, we have divested our Networks segment, and will divest our Semiconductor segment and our WiMax Telecom business, either through sale, dissolution or closure. Accordingly, we have reported the results of operations for our entire Networks and Semiconductor segments and our WiMax Telecom business, which was included in our Strategic Initiatives segment, as discontinued operations for all periods presented. Our two continuing reportable segments are as follows:

•	Multimedia- device-embedded multimedia software, media content management platforms, and content delivery services delivered through our PacketVideo subsidiary.

•	Strategic Initiatives- manages our portfolio of worldwide licensed wireless spectrum assets.

Prior to 2007, we operated in one reportable segment, a wireless technology business focused on developing, acquiring and marketing next-generation mobile broadband and wireless multimedia products and technologies.

We evaluate the performance of our segments based on revenues and loss from operations excluding depreciation and amortization. Operating expenses include research and development, and selling, general and administrative expenses that are specific to the particular segment and an allocation of certain corporate overhead expenses. Certain income and charges are not allocated to segments in our internal management reports because they are not considered in evaluating the segments’ operating performance. Unallocated income and charges include investment income on corporate investments and interest expense related to the Senior Notes, Second Lien Notes and Third Lien Notes and the change in the fair value of the embedded derivatives on the Series A Preferred Stock, Second Lien Notes and Third Lien Notes, all of which were deemed not to be directly related to the businesses of the segments. We have no intersegment revenues.

Financial information for our continuing reportable segments for the years ended December 27, 2008 and December 29, 2007 is as follows:

(in thousands)	Multimedia	Strategic Initiatives	Other or Unallocated	Discontinued Operations	Consolidated
Year Ended December 27, 2008
Revenues from external customers	$63,009	$—	$—	$—	$63,009
Income (loss) from operations	(5,485)	55,887	(58,580)	—	(8,178)
Significant non-cash and non-recurring items included in loss from operations above:
Depreciation and amortization expense	6,179	9,747	4,050	—	19,976
Restructuring charges	204	—	7,378	—	7,582
Asset impairment charges	—	—	6,837	—	6,837
Total assets	73,383	520,377	102,930	60,820	757,510
Intangible assets and goodwill included in total assets	57,505	519,071	81	36,094	612,751
Year Ended December 29, 2007
Revenues from external customers	$36,328	$—	$—	$—	$36,328
Loss from operations	(24,765)	(10,661)	(60,685)	—	(96,111)
Significant non-cash items included in loss from operations above:
Depreciation and amortization expense	4,983	6,294	3,947	—	15,224
Purchased in-process research and development costs	860	—	—	—	860
Total assets	84,011	588,154	268,678	317,895	1,258,738
Intangible assets, goodwill and spectrum deposits included in total assets	63,479	607,901	709	235,276	907,365

Geographic Information

Revenues by geographic area for our continuing operations are as follows:

	Years Ended
(in thousands)	December 27, 2008	December 29, 2007
Revenues from customers located in:
United States	$26,610	$24,853
Asia Pacific	20,644	7,255
Europe	14,422	3,890
Rest of the world	1,333	330
Total revenues	$63,009	$36,328

Long-lived assets for our continuing operations, which consist of property and equipment, non current deposits and prepaid assets, and an investment in an unconsolidated business, by country are as follows:

(in thousands)	December 27, 2008	December 29, 2007
United States	$9,716	$19,014
Asia-Pacific	1,002	766
Europe	524	486
Rest of the world	146	174
Total long-lived assets	$11,388	$20,440

Concentration of Risks

A significant portion of our revenues are concentrated with a limited number of customers within the wireless telecommunications market. For the year ended December 27, 2008, revenues from three customers in our Multimedia segment accounted for 38%, 17% and 14%, respectively, of our revenues from continuing operations. For the year ended December 29, 2007, revenues from one customer in our Multimedia segment accounted for 64% of our revenues from continuing operations.

Aggregated accounts receivable from two customers accounted for 38% and 27% of total gross accounts receivable of continuing operations at December 27, 2008 and three customers accounted for 35%, 17% and 16%, respectively, of total gross accounts receivable held by continuing operations at December 29, 2007. No other single customer accounted for 10% or more of revenues from continuing operations during the two fiscal years ended December 27, 2008 or gross accounts receivable held by continuing operations at December 27, 2008 or December 29, 2007.

We maintain our cash and cash equivalents in accounts which, at times, exceed federally insured deposit limits. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risk on these accounts.

In addition to our U.S. operations, we conduct business through international subsidiaries, primarily located in Europe and Asia. As a result, our financial position, results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates, particularly fluctuations in the Euro, Swiss Franc and Japanese Yen exchange rates. Additionally, a portion of our sales to customers located in foreign countries, specifically certain sales by our PacketVideo subsidiary, are denominated in Euros, which subjects us to foreign currency risks related to those transactions.

16.       Related Party Transactions

As described in Note 2, on December 24, 2008, we sold a controlling interest in our IPWireless subsidiary to IPW Holdings and an affiliate of IPW Holdings, for an upfront cash payment of approximately $1.1 million, plus future cash payments of up to $0.5 million for reimbursement of transaction-related expenses. IPW Holdings was formed by the senior management team of IPWireless, including Dr. William Jones, PhD. Dr. Jones resigned from his positions as a member of our board of directors and the chief executive officer of our NextWave Networks Products division concurrent with the closing of the sale. The terms of the sale were approved by an independent committee of our board of directors, which was advised by financial advisors in connection with the structure of the transaction and the fairness of the consideration.

We have entered into a binding commitment letter with Navation, Inc., an entity controlled by Allen Salmasi, our Chairman and Chief Executive Officer, to provide up to $15 million in working capital financing. Our ability to access such funding remains subject to conditions including the completion of definitive documentation to the satisfaction of all parties. As a condition to such commitment we agreed to pay a commitment fee of $750,000 to Navation, Inc. and, upon the initial borrowing under such facility, we will issue to the lenders thereunder warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share.

Of the Second Lien Notes issued in October 2008, Second Lien Notes in the aggregate principal amount of $78.9 million were purchased by Avenue Capital. Robert Symington, a portfolio manager with Avenue Capital, is a member of our Board of Directors. The issuance of the Second Lien Notes and related transactions were approved by an independent committee of our Board of Directors. Additionally, in connection with the Second Lien Notes issuance, we issued warrants to purchase 30.0 million shares of our common stock and paid $5.6 million in fees to Avenue AIV US, L.P.

Of our Series A Preferred Stock issued and sold in March 2007, 14%, 14% and 28% of the shares were sold respectively, to Navation, Inc., an entity owned by Allen Salmasi, our Chairman and Chief Executive Officer, Manchester Financial Group, L.P., an entity indirectly owned and controlled by Douglas F. Manchester, a member of our board of directors, and affiliates of Avenue Capital. Kevin Finn, an officer, also purchased less than 1% of the shares. These parties also participated on a pro rata basis in the exchange of our Series A Preferred Stock for the Third Lien Notes, which was approved by an independent committee of our Board of Directors.

17.       Quarterly Financial Data (unaudited)

The following table summarizes our operating results by quarter for the two fiscal years ended December 27, 2008:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 27, 2008(1)(2)(3):
Revenues	$14,550	$16,563	$16,876	$15,020	$63,009
Cost of revenues	4,629	5,125	4,855	4,210	18,819
Net loss from continuing operations	(36,387)	(35,911)	(15,578)	(17,676)	(105,552)
Net income (loss) from discontinued operations, net of tax(4)	(58,631)	(48,545)	(217,722)	1,193	(323,705)
Net loss	(95,018)	(84,456)	(233,300)	(16,483)	(429,257)
Net income (loss) attributable to NextWave common shares(5)	(102,215)	(91,789)	(240,772)	86,869	(347,907)
Net earnings (loss) per share attributed to NextWave common shares - basic
Continuing operations, including preferred stock dividends and costs and exchange of preferred stock	$(0.46)	$(0.42)	$(0.23)	$0.63	$(0.22)
Discontinued operations	$(0.63)	$(0.47)	$(2.11)	$0.01	$(2.94)
Net income (loss)	$(1.09)	$(0.89)	$(2.34)	$0.64	$(3.16)
Net earnings (loss) per share attributed to NextWave common shares - diluted(6)
Continuing operations, including exchange of preferred stock	$(0.46)	$(0.42)	$(0.23)	$0.58	$(0.22)
Discontinued operations	$(0.63)	$(0.47)	$(2.11)	$0.01	$(2.94)
Net income (loss)	$(1.09)	$(0.89)	$(2.34)	$0.59	$(3.16)
Year Ended December 29, 2007(1)(2)(3):
Revenues	$7,704	$7,802	$10,073	$10,749	$36,328
Cost of revenues	3,597	3,901	4,510	5,076	17,084
Net loss from continuing operations	(30,772)	(29,802)	(32,563)	(35,465)	(128,602)
Net loss from discontinued operations, net of tax	(19,533)	(35,601)	(68,289)	(69,133)	(192,556)
Net loss	(50,305)	(65,403)	(100,852)	(104,598)	(321,158)
Net loss attributable to NextWave common shares	(49,619)	(72,063)	(107,783)	(111,665)	(341,130)
Net loss per share attributed to NextWave common shares – basic and diluted:
Continuing operations, including preferred stock dividends and costs	$(0.36)	$(0.41)	$(0.43)	$(0.46)	$(1.66)
Discontinued operations	$(0.23)	$(0.40)	$(0.74)	$(0.75)	$(2.15)
Net loss	$(0.59)	$(0.81)	$(1.17)	$(1.21)	$(3.81)

__________________________________________________________________________

(1)
We operate on a 52-53 week fiscal year ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. Fiscal years 2008 and 2007 are 52-week years ending on December 27, 2008 and December 29, 2007, respectively, and each of the four quarters in 2008 and 2007 include 13 weeks.

(2)
The results of operations of our Networks segment, which includes our GO Networks, IPWireless and Cygnus subsidiaries, and our Global Services and NextWave Network Product Support strategic business units, our Semiconductor segment and our WiMax Telecom business have been reported as discontinued operations for all periods presented.

(3)	The results of operations of acquired companies are included from the respective dates of the acquisitions, which affects the comparability of the Quarterly Financial Data.
(4)
Net loss from discontinued operations, net of tax, for the third quarter of 2008 includes asset impairment charges totaling $167.7 million. Net income from discontinued operations, net of tax, for the fourth quarter of 2008 includes a gain on divestiture of certain of our network infrastructure businesses, including IPWireless, of $31.2 million.

(5)	Net income applicable to common shares for the fourth quarter of 2008 includes the effect of the exchange of our Series A Preferred Stock for the Third Lien Notes of $104.3 million.
(6)
Diluted earnings per share for the fourth quarter of 2008 includes potential common shares from contingently issuable restricted stock of 1.3 million, 4.7 million shares from the assumed conversion of the Series A Preferred Stock during the period prior to the exchange for Third Lien Notes, and 37.6 million shares from the assumed conversion of Third Lien Notes during the period subsequent to the exchange of Series A Preferred Stock. Diluted earnings per share excludes the effect of the potential exercise of stock options and warrants to purchase 20.4 million shares because the effects would be antidilutive.

NEXTWAVE WIRELESS INC.
CONDENSED CONSOLIDATED BALANCE SHEET
September 26, 2009
(in thousands, except par value data)
(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$22,234
Restricted cash and marketable securities	28,091
Accounts receivable, net of allowance for doubtful accounts of $56	2,800
Wireless spectrum licenses held for sale	60,609
Deferred contract costs, prepaid expenses and other current assets	4,774
Current assets of discontinued operations	11,887
Total current assets	130,395
Wireless spectrum licenses, net	415,959
Goodwill	39,235
Other intangible assets, net	15,847
Property and equipment, net	4,465
Other assets, including assets measured at fair value of $1,211	11,382
Total assets	$617,283
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,397
Accrued expenses	16,562
Current portion of long-term obligations	180,493
Deferred revenue	5,565
Deferred revenue – related party	8,347
Other current liabilities	910
Current liabilities of discontinued operations	20,377
Total current liabilities	235,651
Deferred income tax liabilities	89,070
Long-term obligations, net of current portion	507,118
Other liabilities	20,272
Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $0.001 par value; 25,000 shares authorized; 355 shares designated as Series A Senior Convertible Preferred Stock; no other shares issued or outstanding	—
Common stock, $0.001 par value; 400,000 shares authorized; 106,169 shares issued and outstanding	106
Additional paid-in-capital	879,397
Accumulated other comprehensive income	9,515
Accumulated deficit	(1,138,645)
Stockholders’ deficit attributable to NextWave	(249,627)
Noncontrolling interest in subsidiary	14,799
Total stockholders’ deficit	(234,828)
Total liabilities and stockholders’ deficit	$617,283

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Nine Months Ended
	September 26, 2009	September 27, 2008
Revenues	$37,063	$47,989
License fee revenues – related party	3,842	—
Total revenues	40,905	47,989
Operating expenses:
Cost of revenues	16,151	14,609
Cost of revenues – related party	111	—
Engineering, research and development	16,735	20,633
Sales and marketing	6,864	10,873
General and administrative	38,417	56,297
Asset impairment charges	30,050	2,244
Restructuring charges	3,760	3,308
Total operating expenses	112,088	107,964
Gain on sale of wireless spectrum licenses	2,268	19,317
Loss from operations	(68,915)	(40,658)
Other income (expense):
Interest income	363	2,679
Interest expense	(120,528)	(45,940)
Other income (expense), net	(8,118)	(3,363)
Total other income (expense), net	(128,283)	(46,624)
Loss from continuing operations before provision for income taxes	(197,198)	(87,282)
Income tax benefit (provision)	732	(594)
Net loss from continuing operations	(196,466)	(87,876)
Loss from discontinued operations, net of gain on divestiture of discontinued operations of $3,159 and $0 and income tax benefit (provision) of $174 and $(1,003), respectively	(42,869)	(324,898)
Net loss	(239,335)	(412,774)
Less: Net loss attributable to noncontrolling interest in subsidiary – continuing operations	1,029	—
Net loss attributable to NextWave	$(238,306)	$(412,774)
Amounts attributable to NextWave common shares:
Loss from continuing operations, net of tax	$(195,437)	$(87,876)
Less: Preferred stock imputed dividends	—	(21,782)
Accretion of issuance costs on preferred stock	—	(220)
Loss from continuing operations, including preferred stock dividends and costs	(195,437)	(109,878)
Loss from discontinued operations, net of tax	(42,869)	(324,898)
Net loss attributable to NextWave common shares	$(238,306)	$(434,776)
Net loss per share attributed to NextWave common shares - basic and diluted:
Continuing operations, including preferred stock dividends and costs	$(1.26)	$(1.10)
Discontinued operations	(0.28)	(3.25)
Net loss	$(1.54)	$(4.35)
Weighted average shares used in per share calculation	154,551	99,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Nine Months Ended
	September 26, 2009	September 27, 2008
OPERATING ACTIVITIES
Net loss	$(239,335)	$(412,774)
Loss from discontinued operations, net of taxes	(42,869)	(324,898)
Loss from continuing operations	(196,466)	(87,876)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities of continuing operations:
Amortization of intangible assets	9,938	11,075
Depreciation	1,076	4,057
Non-cash share-based compensation	4,019	4,309
Non-cash interest expense	111,443	16,663
Gain on sale of spectrum licenses	(2,268)	(19,317)
Asset impairment charges	30,050	4,966
Other non-cash adjustments	1,905	321
Changes in operating assets and liabilities:
Accounts receivable	1,785	174
Deferred contract costs, prepaid expenses and other current assets	1,019	840
Other assets	877	(1,563)
Accounts payable and accrued liabilities	(11,940)	(5,449)
Deferred revenue	(3,746)	(4,806)
Other current liabilities	3,237	3,403
Net cash used in operating activities of continuing operations	(49,071)	(73,203)

INVESTING ACTIVITIES
Proceeds from maturities of marketable securities	—	106,385
Proceeds from sales of marketable securities	—	115,671
Purchases of marketable securities	—	(112,167)
Proceeds from the sale of noncontrolling interest in PacketVideo to a related party	45,500	—
Proceeds from the sale of wireless spectrum licenses	26,718	35,774
Cash paid for business combinations, net of cash acquired	—	(269)
Payments for wireless spectrum licenses	—	(44)
Purchase of property and equipment	(1,766)	(2,717)
Other, net	238	(518)
Net cash provided by investing activities of continuing operations	70,690	142,115

FINANCING ACTIVITIES
Proceeds from long-term obligations, net of costs to issue	13,496	21,463
Net cash released from restricted cash account securing long-term obligations	—	17,763
Proceeds from investment by joint venture partner	—	615
Payments on long-term obligations	(62,320)	(7,338)
Proceeds from the sale of common shares	409	1,737
Net cash provided by (used in) financing activities of continuing operations	(48,415)	34,240
Cash used by discontinued operations:
Net cash used in operating activities of discontinued operations	(13,917)	(129,523)
Net cash provided by (used in) investing activities of discontinued operations	2,991	(14,282)
Net cash used in financing activities of discontinued operations	(45)	(730)
Net cash used by discontinued operations	(10,971)	(144,535)
Effect of foreign currency exchange rate changes on cash	(751)	(135)
Net increase (decrease) in cash and cash equivalents	(38,518)	(41,518)
Cash and cash equivalents, beginning of period	61,517	53,050
Cash and cash equivalents, end of period	22,999	11,532
Less cash and cash equivalents of discontinued operations, end of period	(765)	(6,136)
Cash and cash equivalents of continuing operations, end of period	$22,234	$5,396
Noncash investing and financing activities:
Fair value of warrants issued in connection with the Asset Sale Condition of the Second Lien Notes	$5,179	$—
Common stock issued for business acquisitions	$—	$36,501
Wireless spectrum licenses acquired with lease obligations	$—	$8,636
The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXTWAVE WIRELESS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.       Basis of Presentation and Significant Accounting Policies

Financial Statement Preparation

The condensed consolidated financial statements of NextWave Wireless Inc. (together with its subsidiaries, “NextWave”, we”, our” or us”) are unaudited. We have prepared the condensed consolidated financial statements in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”), and therefore, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements for the periods presented reflect all adjustments necessary to fairly state our financial position, results of operations and cash flows, including adjustments related to asset impairment write-offs and restructuring-related charges. These condensed consolidated financial statements should be read in conjunction with our audited financial statements for the year ended December 27, 2008, included elsewhere in this prospectus.

We evaluated subsequent events through February 8, 2010, the filing date for this Registration Statement on Form S-1 (Note 15).

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. We generated net losses attributable to NextWave of $238.3 million and $412.8 million for the nine months ended September 26, 2009 and September 27, 2008, respectively, and have an accumulated deficit of $1.1 billion at September 26, 2009. We used cash from operating activities of our continuing operations of $49.1 million and $73.2 million for the nine months ended September 26, 2009 and September 27, 2008, respectively. Our total unrestricted cash, cash equivalents and marketable securities held by continuing operations at September 26, 2009 totaled $22.2 million. We had a net working capital deficit of $105.3 million at September 26, 2009, reflecting a negative impact of $155.0 million attributable to the maturity of our 7% Senior Secured Notes (the “Senior Notes”) in July 2010.

Our Senior Notes require payments of approximately $164.1 million in principal plus accrued interest in July 2010 and our Senior-Subordinated Secured Second Lien Notes due 2010 (the “Second Lien Notes”) require payment of approximately $135.7 million in principal plus accrued interest in December 2010. Our cash reserves and cash generated from operations are not sufficient to meet these payment obligations. We must consummate sales of our wireless spectrum assets yielding proceeds that are sufficient to retire this indebtedness, renegotiate the maturity of our secured notes and/or seek to refinance such indebtedness. Currently, we are in discussion with certain holders of our secured notes regarding the extension of the maturity of such notes. There can be no assurance that we will be able to extend the maturity of our secured notes or that asset sales or any additional financing will be achievable on acceptable terms. If we are unable to renegotiate or pay our debt at maturity, the holders of our notes could proceed against the assets pledged to secure these obligations, which include our spectrum assets and the capital stock of our material subsidiaries, which would impair our ability to continue as a going concern. Our financial statements do not include any adjustments related to the recovery of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

We have funded our operations, business combinations, strategic investments and wireless spectrum license acquisitions primarily with the $550.0 million in cash received in our initial capitalization in April 2005, the net proceeds of $295.0 million from our issuance of our Senior Notes in July 2006, the net proceeds of $351.1 million from our issuance of Series A Senior Convertible Preferred Stock (the “Series A Preferred Stock”) in March 2007, which, in October 2008, we exchanged for Third Lien Subordinated Secured Convertible Notes due 2011 (the “Third Lien Notes”) in the aggregate principal amount of $478.3 million, and the net proceeds of $101.0 million from our issuance of Second Lien Notes in October 2008 and July 2009. We did not receive any proceeds from the issuance of the Third Lien Notes.

In an effort to reduce our future working capital requirements and in order to comply with the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, in the second half of 2008, our Board of Directors approved the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses and our semiconductor business. The actions completed as a result of our global restructuring initiative are described in more detail below under the heading Restructuring Initiative and Discontinued Operations.”

On July 2, 2009, we issued additional Second Lien Notes due 2010 (the "Incremental Notes") in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million. After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course of operations of our business and not for any acquisition of assets or businesses or other uses. The purchaser of the Incremental Notes was Avenue AIV US, L.P., an affiliate of Avenue Capital Management II, L.P. ("Avenue Capital"). Robert Symington, a Senior Portfolio Manager with Avenue Capital, is a member of our Board of Directors. In July 2009, we issued warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share to the purchaser of the Incremental Notes. The warrants are exercisable at any time from the date of issuance until June 2012.

Our Senior Notes, Second Lien Notes and Third Lien Notes require that the net proceeds from any sales or dispositions of assets be applied towards the repayment of the notes, rather than being used to fund our ongoing operations. Additionally, the Senior Notes and Second Lien Notes require that we maintain a minimum cash balance of $5.0 million (the “Minimum Balance Condition”). Failure to comply with the Minimum Balance Condition results in an immediate event of default.

In 2010, we have capital expenditure needs associated with certain build-out or substantial service requirements. These requirements apply to our licensed wireless spectrum, and generally must be satisfied as a condition of license renewal. The renewal deadline and the substantial service build-out deadline for our domestic WCS spectrum is July 21, 2010. We also have certain build-out requirements internationally in 2009, 2012 and 2013, and failure to make those service demonstrations could also result in license forfeiture. We plan to seek and enter into third party arrangements pursuant to which in exchange for access to certain of our spectrum, such parties would commit the financial resources necessary to meet our build-out requirements. We have obtained third party arrangements which we believe will allow us to satisfy our substantial service requirements with respect to our domestic WCS spectrum.

We believe that the completion of the asset divestiture and cost reduction actions, our current cash and cash equivalents, projected revenues from our Multimedia segment, our ability to pay payment-in-kind interest in lieu of cash interest to the holders of 68% of the aggregate remaining outstanding principal balance of our Senior Notes and our third party arrangements with respect to our domestic WCS spectrum build-out requirements will allow us to meet our estimated operational cash requirements, other than the pending maturity of our Senior Notes as discussed above, at least through September 2010. Should we be unable to achieve the revenues and/or cash flows through September 2010 as contemplated in our operating plan, or if we were to incur significant unanticipated expenditures, we will implement certain additional actions to reduce our working capital requirements including staffing reductions, the deferral of capital expenditures associated with the build-out requirements of our international wireless spectrum licenses and further reductions in foreign operations.

Restructuring Initiative and Discontinued Operations

Pursuant to our global restructuring initiative and the terms of our Senior Notes, Second Lien Notes and Third Lien Notes, we have completed the following actions:

•	We have terminated approximately 620 employees worldwide and vacated seven leased facilities.

•	We sold a controlling interest in our IPWireless subsidiary.

•
We shut down the operations of our other network infrastructure businesses, which comprise our Networks segment, including the operations of our GO Networks and Cygnus subsidiaries and our Global Services and NextWave Network Support strategic business units.

•
We initiated bankruptcy liquidation proceedings for three of our network infrastructure subsidiaries in Israel, Denmark and Canada, which proceedings are intended to provide an orderly process for the discontinuance of operations and to advance our divestiture and cost reduction strategy.

•
In the first quarter of 2009, we shut down our semiconductor business and terminated 220 employees and, subsequently, in the third quarter of 2009, we sold certain of our owned semiconductor business patents and patent applications to a third party.

•
We have downsized our corporate overhead functions to match the anticipated reduction in overall global support requirements, including our information technology, legal, finance, human resources and corporate branding and marketing functions.

•	We have integrated certain corporate administration functions into our PacketVideo operations in San Diego, California.

•	We have continued to pursue wireless spectrum license sales, which will reduce our outstanding indebtedness thereby reducing the interest costs payable in future years.

•	We are actively pursuing the sale or wind-down of various portions of our WiMax Telecom business, and have initiated insolvency proceeding for our WiMax Telecom GmbH business in Austria.

Several factors led to our decision to divest our network infrastructure businesses, including adverse worldwide economic conditions, which we believe have adversely affected manufacturers of telecommunications equipment and technology and caused our Networks segment to experience lower than projected contract bookings and revenues. We believe these conditions have also led to a delay in global network deployments, which adversely impacted the timing and volume of projected commercial sales of our discontinued semiconductor business.

Considering the actions described above, we have classified the businesses comprising our Networks and Semiconductors segments as well as our WiMax Telecom business, which is included in our Strategic Initiatives segment, as discontinued operations for all periods presented.

The carrying amounts of the assets and liabilities of our discontinued operations at September 26, 2009 are as follows:

(in thousands)
Cash and cash equivalents	$765
Restricted cash	419
Accounts receivable, net of allowance for doubtful accounts of $1,382	706
Inventory, prepaid expenses and other assets	5,763
Property and equipment, net	4,234
Asset of discontinued operations	11,887
Wireless spectrum licenses included in wireless spectrum licenses held for sale	14,280
Total assets of discontinued operations	$26,167
Accounts payable	$2,357
Accrued expenses	775
Deferred revenue, current portion of long-term obligations and other current liabilities	7,383
Deferred income tax liabilities	4,529
Other liabilities	1,196
Long-term obligations, net of current portion	4,137
Liabilities of discontinued operations	$20,377

The results of operations of our discontinued segments are as follows:

	Nine Months Ended
(in thousands)	September 26, 2009	September 27, 2008
Revenues	$4,405	$47,988
Operating expenses:
Cost of revenues	4,773	54,745
Engineering, research and development	2,409	103,033
Sales and marketing	1,074	20,890
General and administrative	3,411	18,975
Asset impairment charges	33,713	169,885
Restructuring charges	5,070	4,842
Total operating expenses	50,450	372,370
Net gain on business divestitures	3,159	—
Loss from operations	(42,886)	(324,382)
Other income (expense), net	(157)	487
Loss before income taxes	(43,043)	(323,895)
Income tax benefit (provision)	174	(1,003)
Loss from discontinued operations	$(42,869)	$(324,898)

In June 2009, we granted to IPW Holdings, Inc. (“IPW Holdings”) and an affiliate of IPW Holdings a call option to purchase our remaining noncontrolling interest in IPWireless Inc., for $0.4 million. As consideration for granting the call option, we received a cash payment of $0.1 million. In connection with the execution of the call option agreement we also received a cash payment of $0.5 million for reimbursement of transaction-related expenses associated with our sale of a controlling interest in IPWireless in December 2008. We recognized $0.6 million as a gain from business divestitures during the nine months ended September 26, 2009. On November 2, 2009, IPW Holdings exercised the call option.

In July 2009, we sold our owned Semiconductor business patents and patent applications to Wi-Lan Inc., a Canadian intellectual property company, for a cash payment of $2.5 million and recognized $2.5 million as a gain from business divestitures during the nine months ended September 26, 2009.

Principles of Consolidation

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries as of September 26, 2009 and September 27, 2008 and for the nine months then ended, respectively. Noncontrolling interest represents the noncontrolling shareholder’s proportionate share of the net equity in our consolidated subsidiary, PacketVideo Corporation (“PacketVideo”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End

We operate on a 52-53 week fiscal year ending on the Saturday nearest to December 31 of the current calendar year or the following calendar year. Normally, each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks. Fiscal year 2009 is a 53-week year ending on January 2, 2010. The nine month periods ended September 26, 2009 and September 27, 2008 include 26 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, income taxes and the valuation of marketable securities, share-based awards, goodwill, wireless spectrum licenses, intangible assets and other long-lived assets. Actual results could differ from those estimates.

Revenues, Cost of Revenues and Deferred Contract Costs

Our continuing and discontinued operations have derived revenues from the following sources:

•	Contracts to provide multimedia software products for mobile and home electronic devices and related royalties through our PacketVideo subsidiary;

•
    Sales of wireless broadband and mobile broadcast network products and services by our IPWireless and GO Networks subsidiaries, which are included in discontinued operations for all periods presented. The wireless broadband and mobile broadcast network products sold by IPWireless and GO Networks often included embedded software; and

•	Customer subscriptions for the WiMAX network operated by our WiMax Telecom subsidiary, which is included in discontinued operations for all periods presented.

For arrangements that do not contain software or embedded software that is incidental to the arrangement, we recognize revenue in accordance with the revenue recognition accounting guidance, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured.

For software arrangements, or in cases where the software is considered more than incidental and is essential to the functionality of the hardware or the infrastructure products, revenue is recognized pursuant to software revenue recognition and construction-type and production-type contracts accounting guidance.

Our revenue arrangements can include multiple deliverables, software or technology license, non-recurring engineering services and post-contract customer support. For these arrangements, we consider the revenue recognition - multiple-element arrangements accounting guidance. Accordingly, we evaluate each deliverable in the arrangement to determine whether it represents a separate unit of accounting. If objective and reliable evidence of fair value exists (“vendor specific objective evidence”) for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on those relative fair values. If vendor specific objective evidence of fair value exists for all undelivered elements, but not for delivered elements, the residual method would be used to allocate the arrangement consideration. If elements cannot be treated as separate units of accounting because vendor specific objective evidence of the undelivered elements does not exist, they are combined into a single unit of accounting and the associated revenue is deferred until all combined elements have been delivered or until there is only one remaining element to be delivered. To date, we have not been able to establish vendor specific objective evidence for any of the elements included in our revenue arrangements, as the software and hardware products or services have not yet been sold separately, nor has a standard price list been established. As a result, once the software or technology is delivered and the only undelivered element is services, the entire non-contingent contract value is recognized ratably over the remaining service period. Costs directly attributable to providing these services are also deferred and amortized over the remaining service period of the respective revenues.

Services sold separately are generally billed on a time and materials basis at agreed-upon billing rates, and revenue is recognized as the services are performed.

We earn royalty revenues on licensed embedded multimedia products sold by our licensees. Generally, royalties are paid by licensees on a contingent, per unit, or fixed fee usage basis. The licensees generally report and pay the royalty in the quarter subsequent to the period of delivery or usage. We recognize royalty revenues based on royalties reported by licensees. When royalty arrangements also provide for ongoing post-contract customer support that does not meet the criteria to be recognized upon delivery of the software, the royalty is recognized ratably from the date the royalty report is received through the stated remaining term of the post-contract customer support. In limited situations, we have determined that post-contract customer support revenue can be recognized upon delivery of the software because the obligation to provide post-contract customer support is for one year or less, the estimated cost of providing the post-contract customer support during the arrangement is insignificant and unspecified upgrades or enhancements offered for the particular post-contract customer support arrangement historically have been and are expected to continue to be minimal and infrequently provided. In these instances, we have accrued all the estimated costs of providing the services upfront, which to date have been insignificant.

If we receive non-refundable advanced payments from licensees that are allocable to future contracts periods or could be creditable against other obligations of the licensee to us, the recognition of the related revenue is deferred until such future periods or until such creditable obligations lapse.

In instances where we have noted extended payment terms, revenue is recognized in the period the payment becomes due. If an arrangement includes specified upgrade rights, revenue is deferred until the specified upgrade has been delivered.

We do not generally allow for product returns and we have no history of significant product returns. Accordingly, no allowance for returns has been provided.

The timing and amount of revenue recognition depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that our management believes are reasonable.

Income Taxes

We recognize income tax benefits (expense) based on estimates of our consolidated taxable income (loss) taking into account the various legal entities through which, and jurisdictions in which, we operate. As such, income tax benefits (expense) may vary from the customary relationship between income tax benefit (expense) and income (loss) before taxes.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) for revenue recognition related to multiple-deliverable revenue arrangements. This ASU provides amendments to the existing criteria for separating consideration in multiple-deliverable arrangements. The amendments establish a selling price hierarchy for determining the selling price of a deliverable, eliminate the residual method of allocation of arrangement consideration to all deliverables and require the use of the relative selling price method in allocation of arrangement consideration to all deliverables, require the determination of the best estimate of a selling price in a consistent manner, and significantly expand the disclosures related to the multiple-deliverable revenue arrangements. The amendments are effective for our fiscal year 2011 with early adoption permitted. We are currently evaluating the impact of adopting these amendments on our consolidated financial statements.

In October 2009, the FASB issued an ASU for software revenue recognition. This standard removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance. This amendment is effective for our fiscal year 2011 with early adoption permitted. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

In August 2009, the FASB issued an Accounting Standards Update (“ASU”) that provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or other valuation techniques that are consistent with the accounting principles, including an income approach or a market approach. This updated accounting guidance is effective for our fourth quarter of 2009 and we are currently evaluating the impact of the adoption of this new guidance on our consolidated financial statements.

In June 2009, the FASB issued updated accounting guidance which amends current accounting guidance on the consolidation of variable interest entities, to require us to perform an analysis of our existing investments to determine whether our variable interest or interests give us a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of significant impact on a variable interest entity and the obligation to absorb losses or receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. It also amends current accounting guidance to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The updated accounting guidance is effective for our fiscal year beginning January 3, 2010. Our adoption of the updated accounting guidance is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles . The FASB Accounting Standards Codification is intended to be the source of authoritative U.S. generally accepted accounting principles (“GAAP”) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. This update is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing GAAP and there was no significant impact on our consolidated financial position or results of operations upon the adoption.

In April 2009, the FASB amended the other-than-temporary impairment guidance to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. As permitted by the standard, we elected to early adopt the new accounting guidance in the first quarter of 2009. Our adoption of this new guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB provided additional guidance for estimating fair values of assets and liabilities when the volume and level of activity for the asset or liability have significantly decreased and requires that companies provide interim and annual disclosures of the inputs and valuation technique(s) used to measure fair value. As permitted by the additional guidance, we elected to early adopt the additional guidance in the first quarter of 2009. Our adoption of the additional guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB amended disclosure requirement about the fair value of financial instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. As permitted by the standard, we elected to early adopt the new disclosure requirement in the first quarter of 2009. The new interim disclosures are included in Note 11.

In June 2008, the FASB ratified accounting for derivatives and hedging activities, which specifies that a contract that would otherwise meet the definition of a derivative, but is both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. The new accounting guidance provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception. Our adoption of new accounting guidance in our first quarter of 2009 did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued new accounting guidance for accounting for convertible debt instruments that may be settled upon conversion (including partial cash settlement). The new accounting guidance, which was effective in our first quarter of 2009, requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. Our Third Lien Notes do not allow for cash settlement upon conversion and therefore are excluded from the scope of this new accounting guidance. Accordingly, our adoption of the new accounting guidance did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued new accounting guidance which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We do not currently transact in derivative instruments or engage in hedging activities and therefore our adoption of this new guidance in the first quarter of 2009 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued amended accounting guidance for noncontrolling interests in consolidated financial statements. The amended accounting guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The amended accounting guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Our adoption of the amended accounting guidance did not have a material impact on our consolidated financial statements.

2.       Wireless Spectrum Licenses

We continue to market for sale our wireless spectrum holdings. Any sale or transfer of the ownership of our wireless spectrum holdings is generally subject to regulatory approval. We are required to use the net proceeds from the sale of our wireless spectrum licenses to redeem our Senior Notes, Second Lien Notes and Third Lien Notes.

During the nine months ended September 26, 2009, we completed sales of certain of our owned Advanced Wireless Services (“AWS”) spectrum licenses in the United States to third parties for net proceeds, after deducting direct and incremental selling costs, of $26.7 million, and recognized net gains on the sales of $2.3 million. The net proceeds from the sales received after July 15, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest and net proceeds received prior to July 16, 2009 were used to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest. The premiums paid upon redemption are charged to interest expense in the accompanying consolidated statements of operations.

In September 2008, we completed one sale for net proceeds, after deducting direct and incremental costs to sell, of $35.8 million, and recognized a gain on sale of $19.3 million in during the nine months ended September 27, 2008. The net proceeds from the sale were used to redeem the Senior Notes in October 2008 at a redemption price of 105% of the principal amount thereof plus accrued interest.

We anticipate that certain of our remaining wireless spectrum licenses will be sold within the next twelve months. Accordingly, at September 26, 2009, we classified wireless spectrum holdings with a carrying value of $60.6 million as assets held for sale, and, in accordance with accounting guidance for assets while held for sale, we are no longer amortizing these assets. Any net proceeds from these sales will be used to redeem a portion of the Senior Notes at a redemption price of 102% of the principal amount thereof plus accrued interest. As of September 26, 2009, the aggregate net carrying value of our remaining wireless spectrum license assets that are not considered held for sale was $416.0 million, which includes $79.1 million of asset value allocated as a result of related deferred tax liabilities determined in accordance with accounting guidance for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations. Unpaid spectrum lease obligations related to our wireless spectrum holdings aggregated $42.5 million at September 26, 2009.

Through our continued efforts to sell our remaining domestic spectrum licenses and our wireless spectrum licenses in Europe, during the third quarter of 2009, we determined that the carrying value of certain of these spectrum licenses exceeded their fair value based primarily on bids received and negotiations with third parties regarding the sale of these licenses, which led to our decision not to pursue build out obligations in Europe during this time period. Accordingly, during the nine months ended September 26, 2009, we wrote-down the carrying value of our domestic spectrum licenses and our wireless spectrum licenses in Europe to their estimated fair value and recognized asset impairment charges of $52.2 million. For the nine months ended September 26, 2009, $29.8 million is reported in continuing operations and $22.4 million is reported in discontinued operations.

3.       Asset Impairment Charges

Long-Lived Assets

In connection with our global restructuring initiative, we continue to review our long-lived assets for impairment and, during the nine months ended September 26, 2009, determined that indicators of impairment were present for certain long-lived assets. Accordingly, based on the accounting guidance for the impairment or disposal of long-lived assets, we performed an assessment to determine if the carrying value of these long-lived assets was recoverable through estimated undiscounted future cash flows resulting from the use of the assets and their eventual disposition.

For the long-lived asset recoverability assessment performed during the nine months ended September 26, 2009, the undiscounted cash flows used to estimate the recoverability of the asset carrying values were based on the estimated future net cash flows to be generated from the sale or licensing of the assets, less estimated costs to sell. Based on the analysis, we concluded that the carrying value of certain of our long-lived assets was not recoverable. The impaired assets primarily consist of fixed assets utilized in our discontinued WiMax Telecom and Global Services businesses and research and development equipment utilized in our discontinued semiconductor business. Accordingly, during the nine months ended September 26, 2009, we recognized additional asset impairment charges of $10.0 million, of which $9.8 million is reported as asset impairment charges in discontinued operations and $0.2 million is reported as asset impairment charges in continuing operations, respectively.

During the nine months ended September 27, 2008, we recognized an impairment loss of $52.3 million related to impaired assets which primarily consist of the amortizable purchased intangible assets of IPWireless, GO Networks and Cygnus, our Nevada office building and the equipment contained therein, and leasehold improvements at vacated facilities. Of the $52.3 million asset impairment charge, $50.0 million is reported as an asset impairment charge in discontinued operations and $2.3 million is reported as an asset impairment charge in continuing operations.

During the second quarter of 2008, we performed a recoverability assessment of our Nevada office building and determined that the carrying value of the building exceeded its market value, less costs to sell, based primarily on the current commercial real estate market conditions in the local area. Accordingly, during the second quarter of 2008, we wrote-down the carrying value of the building to its estimated market value, less costs to sell, and recognized an impairment loss of $2.2 million, which is reported as an asset impairment charge in discontinued operations during the nine months ended September 27, 2008.

There are inherent estimates and assumptions underlying the projected cash flows utilized in the recoverability assessment and management’s judgment is required in the application of this information to the determination of the recovery value of the assets. No assurance can be given that the underlying estimates and assumptions will materialize as anticipated.

Goodwill

During the nine months ended September 27, 2008, we recognized a goodwill impairment loss of $117.7 million representing our best estimate of the goodwill impairment loss for the Cygnus and IPWireless reporting units. The goodwill impairment loss is reported as an asset impairment charge in discontinued operations.

Other

During the nine months ended September 26, 2009 we wrote-off the remaining net book value of the purchased customer base intangible asset of WiMax Telecom since we determined that indicators of impairment existed, and, as a result of this write-off, we recognized a non-cash charge of $1.6 million during the nine months ended September 26, 2009, which is reported as an asset impairment charge in discontinued operations.

During the nine months ended September 27, 2008 we wrote-off the remaining deferred cost of revenues of GO Networks since we did not anticipate realizing the associated deferred revenues, and, as a result of the write-off of the inventory and deferred cost of revenues, we recognized a non-cash charge of $4.8 million during the nine months ended September 27, 2008, which is reported in cost of revenues in discontinued operations.

 4.       Restructuring Charges

As previously described, in the second half of 2008, we commenced the implementation of a global restructuring initiative, pursuant to which we have divested, either through sale, dissolution or closure, our network infrastructure businesses and our semiconductor business. In connection with the implementation of our global restructuring initiative, we have terminated 620 employees worldwide and vacated seven leased facilities, of which 230 employees were terminated and two leased facilities were vacated during the nine months ended September 26, 2009.

The following summarizes the restructuring activity for the nine months ended September 26, 2009 and September 27, 2008 and the related restructuring liabilities:

(in thousands)	Balance at December 27, 2008	Charges to Expense	Cash Payments	Reversal of Deferred Charges	Balance at September 26, 2009
For the Nine Months Ended September 26, 2009
Employee termination costs	$237	$4,913	$(5,150)	$—	$—
Lease abandonment and facility closure costs	1,616	783	(1,960)	(89)	350
Other related costs, including contract termination costs, selling costs and legal fees	2,668	3,134	(4,764)	—	1,038
Total	$4,521	$8,830	$(11,874)	$(89)	$1,388
Continuing operations(1)	$3,492	$3,760			$1,111
Discontinued operations	1,029	5,070			277
Total	$4,521	$8,830			$1,388
For the Nine Months Ended September 27, 2008					Balance at September 27, 2008
Employee termination costs		$5,321	$(4,215)	$—	$1,106
Lease abandonment and facility closure costs		2,056	(375)	223	1,904
Other related costs, primarily legal fees		773	(623)	—	150
Total		$8,150	$(5,213)	$223	$3,160
Continuing operations(2)		$3,308			$2,505
Discontinued operations		4,842			655
Total		$8,150			$3,160
__________________________________________________________________________
(1)
Included in the restructuring charges of continuing operations for the nine months September 26, 2009 are net charges of $0.9 million, for lease abandonment and facility closure costs related to certain facilities. Also included in the restructuring charges of continuing operations for the nine months ended September 26, 2009 are costs related to the divestiture and closure of discontinued businesses totaling $2.5 million.

(2)
Included in the restructuring charges of continuing operations for the nine months September 27, 2008 are charges of $0.8 million for severance, and $1.7 million for lease abandonment and facility closure costs related to certain facilities. Also included in the restructuring charges of continuing operations for the nine months ended September 27, 2008 are costs related to the divestiture and closure of discontinued businesses totaling $0.8 million, respectively.

We anticipate that we will incur additional restructuring charges in the future as the implementation of our global restructuring initiative moves towards completion.

5.       Long-Term Obligations

Long-term obligations held by continuing operations at September 26, 2009 consist of the following:

(dollars in thousands)
7% Senior Secured Notes due July 2010, net of unamortized discount of $9,184	$154,963
14% Senior-Subordinated Secured Second Lien Notes due December 2010, net of unamortized discount of $16,215	119,472
7.5% Third Lien Subordinated Secured Convertible Notes due December 2011, net of unamortized discount of $148,605	365,215
Wireless spectrum leases, net of unamortized discounts of $17,206 expiring from 2011 through 2036 with one to five renewal options ranging from 10 to 15 years each	25,250
Collateralized non-recourse bank loan with interest at 30-day LIBOR plus 0.25%; principal and interest due upon sale of auction rate securities; secured by auction rate securities	21,411
Other	1,300
Long-term obligations held by continuing operations	687,611
Less current portion	(180,493)
Long-term portion	$507,118

Senior, Second Lien and Third Lien Notes

Under the terms of the purchase agreements for our Senior Notes and Second Lien Notes, we were required to enter into binding agreements to effect asset sales generating net proceeds of at least $350 million no later than March 31, 2009 and consummate such sales no later than six months following execution of such agreements, unless closing is delayed solely due to receipt of pending regulatory approvals (the “Asset Sale Condition”). We did not meet the Asset Sale Condition. As a result, pursuant to the terms of the note purchase agreements, the interest rate on the Senior Notes increased by 200 basis points effective March 31, 2009 and, on April 8, 2009, we issued additional warrants to purchase an aggregate of 10.0 million shares of our common stock at an exercise price of $0.01 per share to the purchasers of the Second Lien Notes. Of the warrants issued, 7.5 million were issued to Avenue AIV US, L.P., a related party. The warrants are exercisable at any time through April 6, 2012. The grant-date fair value of the warrants, which totaled $1.7 million, was recorded to additional paid-in capital and reduced the carrying value of the Second Lien Notes, and is recognized as additional interest expense over the remaining term of the Second Lien Notes.

On April 1, 2009, we obtained an amendment and waiver from the holders of our Senior Notes, Second Lien Notes, and Third Lien Notes that adjusts the Minimum Balance Condition from $15 million to $5 million, waives certain events of default relating to timely delivery of a new operating budget, permits us to issue up to $25 million of indebtedness on a pari passu basis with our Second Lien Notes, and allows us to pay certain holders of our Senior Notes payment-in-kind interest at a rate of 14%. Pursuant to the amendment and waiver, holders of 68% of the aggregate remaining outstanding principal balance of our Senior Notes at September 26, 2009 have elected to receive payment-in-kind interest in lieu of cash interest. As of September 26, 2009, we have accrued for $10.0 million in payment-in-kind interest which has been added to the outstanding principal balance of our Senior Notes in the consolidated balance sheet.

On July 2, 2009, we issued additional Second Lien Notes due 2010 in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Notes were issued with an original issuance discount of 5% resulting in gross proceeds of $14.3 million. After payment of transaction related expenses, we received net proceeds of $13.5 million to be used solely in connection with the ordinary course operations of our business and not for any acquisition of assets or businesses or other uses. The Incremental Purchaser was Avenue AIV US, L.P. In connection with the issuance of the Incremental Notes in July 2009, we issued warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share to the purchaser of the Incremental Notes. The warrants are exercisable at any time from the date of issuance until June 2012. The grant-date fair value of the warrants, which totaled $3.5 million, was recorded to additional paid-in capital and reduced the carrying value of the Second Lien Notes, and is recognized as additional interest expense over the remaining term of the Second Lien Notes. We issued the Incremental Notes as an alternative to the working capital financing contemplated by the commitment letter we previously entered into with Navation, Inc., an entity controlled by Allen Salmasi, our Chairman.

6.       Related Party Transactions

Debt-Related Transactions

As discussed in Note 5, we did not meet the Asset Sale Condition under the terms of the purchase agreements for our Senior Notes and Second Lien Notes. As a result, we issued additional warrants to purchase an aggregate of 10.0 million shares of our common stock at an exercise price of $0.01 per share to the purchasers of the Second Lien Notes. Of the warrants issued, 7.5 million were issued to Avenue Capital. Robert Symington, a Senior Portfolio Manager with Avenue Capital, is a member of our Board of Directors. The warrants are exercisable at any time through April 6, 2012. The grant-date fair value of the warrants, which totaled $1.7 million, was recorded to additional paid-in capital and reduced the carrying value of the Second Lien Notes, and is recognized as additional interest expense over the remaining term of the Second Lien Notes.

On July 2, 2009, we issued additional Second Lien Notes due 2010 in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to our existing Second Lien Notes. The Incremental Purchaser was Avenue AIV US, L.P. In connection with the issuance of the Incremental Notes in July 2009, we issued warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share to the purchaser of the Incremental Notes. The warrants are exercisable at any time from the date of issuance until June 2012. The grant-date fair value of the warrants, which totaled $3.5 million, was recorded to additional paid-in capital and reduced the carrying value of the Second Lien Notes, and is recognized as additional interest expense over the remaining term of the Second Lien Notes.

Sale of Noncontrolling Interest in PacketVideo

On July 2, 2009, we sold a 35% noncontrolling interest in our PacketVideo subsidiary to NTT DOCOMO, Inc. ("DOCOMO"), a customer of PacketVideo, for $45.5 million. PacketVideo sells a version of its multimedia player to DOCOMO for installation into DOCOMO handset models. The net proceeds from this transaction were used in July 2009 to redeem a portion of the Senior Notes at a redemption price of 105% of the principal amount thereof plus accrued interest.

Under the terms of the Stock Purchase Agreement, DOCOMO was granted certain rights in the event of future transfers of PacketVideo stock or assets, preemptive rights in the event of certain issuances of PacketVideo stock, and a call option exercisable under certain conditions to purchase the remaining shares of PacketVideo at the then current fair value. In addition, DOCOMO will have certain governance and consent rights applicable to the operations of PacketVideo. In order to facilitate the DOCOMO investment, NextWave’s noteholders provided certain waivers, including a release of PacketVideo’s guaranty of NextWave indebtedness.

During the nine months ended September 26, 2009, PacketVideo recognized $3.8 million in related party revenues from DOCOMO in the consolidated statements of operations.

7.       Comprehensive Loss

Comprehensive loss was as follows:

	Nine Months Ended
(in thousands)	September 26, 2009	September 27, 2008
Net loss	$(239,335)	$(412,774)
Net unrealized gains on marketable securities	—	10
Foreign currency translation adjustment	4,657	(510)
Total comprehensive loss	(234,678)	(413,274)
Less: Comprehensive loss attributable to noncontrolling interest in subsidiary	632	—
Comprehensive loss attributable to NextWave	$(234,046)	$(413,274)

8.       Net Loss Per Common Share Information

Basic and diluted net loss per common share for the nine months ended September 26, 2009 and September 27, 2008 is computed by dividing net loss attributable to NextWave common shares during the period by the weighted average number of common shares outstanding during the respective periods, without consideration of common stock equivalents. In accordance with earnings per share accounting guidance, our weighted average number of common shares outstanding includes the weighted average of 57.5 million warrants exercisable for shares of our common stock that were outstanding as of September 26, 2009 as they are issuable for an exercise price of $0.01 each.

The following securities that could potentially dilute earnings per share in the future are not included in the determination of diluted loss per share as they are antidilutive. The share amounts are determined using a weighted average of the shares outstanding during the respective periods and assume that the last day of the respective quarterly periods were the end dates of the contingency period for any contingently issuable shares in accordance with earnings per share accounting guidance.

	Nine Months Ended
(in thousands)	September 26, 2009	September 27, 2008
Third Lien Notes / Series A Preferred Stock	44,830	34,666
Outstanding stock options	16,689	21,882
Common stock warrants	500	2,436
Restricted stock	480	94
Contingently issuable shares under advisory contract	—	833

In addition to the securities listed above, we issued 3.7 million and 2.5 million shares of our common stock in October 2009 in payment of additional purchase consideration in connection with our 2007 acquisitions of IPWireless and GO Networks, respectively.

9.       Stockholders’ Deficit

Changes in shares of common stock, stockholders’ deficit attributable to NextWave and the noncontrolling interest in subsidiary and total stockholders’ deficit for the nine months ended September 26, 2009 are as follows:

(in thousands)	Shares of Common Stock	Stockholders’ Deficit Attributable to NextWave	Noncontrolling Interest in Subsidiary	Total Stockholders’ Deficit
Balance at December 27, 2008	103,092	$(56,116)	$—	$(56,116)
Sale of noncontrolling interest in our PacketVideo subsidiary	—	30,954	15,072	46,026
Shares issued for stock options and warrants exercised, net of repurchases	3,077	409	—	409
Share-based compensation expense	—	3,993	359	4,352
Fair value of warrants issued in connection with the Second Lien Notes	—	5,179	—	5,179
Foreign currency translation adjustment	—	4,260	397	4,657
Net loss	—	(238,306)	(1,029)	(239,335)
Balance at June 27, 2009	106,169	$(249,627)	$14,799	$(234,828)

The effect of the change in ownership interest between NextWave and the noncontrolling interest in subsidiary is as follows:

	Nine Months Ended
(in thousands)	September 26, 2009	September 27, 2008
Net loss attributable to NextWave	$(238,306)	$(412,774)
Transfers from the noncontrolling interest:
Increase in NextWave’s additional paid-in capital for sale of 35% ownership interest in PacketVideo	30,954	—
Change from net loss attributable to NextWave and transfers from the noncontrolling interest	$(207,352)	$(412,774)

10.      Share-Based Payments

NextWave Stock Option Plans

At September 26, 2009, we may issue up to an aggregate of 31.1 million shares of NextWave common stock under our equity compensation plans, of which 19.4 million shares are reserved for issuance upon exercise of granted and outstanding options and 11.7 million shares are available for future grant.

The following table summarizes stock option activity under our equity compensation plans during the nine months ended September 26, 2009:

	Number of Shares	Weighted Average Exercise Price
	(in thousands)	per Share
Outstanding at December 27, 2008	16,259	$6.71
Granted	12,920	$0.36
Exercised	(1,187)	$0.34
Canceled	(8,567)	$6.77
Outstanding at September 26,2009	19,425	$2.85
Exercisable at September 26,2009	12,635	$3.32

We utilized the Black-Scholes option-pricing model for estimating the grant-date fair value of employee stock awards with the following assumptions:

	Nine Months Ended
	September 26, 2009	September 27, 2008
Risk-free interest rate	2.13%-3.00%	1.98%-3.47%
Expected life (in years)	5.3-6.0	3.5-10.0
Stock price volatility	117%	53%
Expected dividend yield	0%	0%
Weighted average grant-date fair value per share	$0.30	$2.80

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected lives of the awards. Because we have a limited history of stock option exercises and due to the recent significant structural changes to our business resulting from the implementation of our global restructuring initiative, we determine the expected award life of each grant based primarily on the simplified method” described in accounting guidance for share-based payments, and the expected award lives applied by certain of our peer companies. We determine expected volatility based primarily on our historical stock price volatility. We have never paid cash dividends and have no present intention to pay cash dividends on our common stock and therefore we have assumed a dividend yield of zero.

PacketVideo Corporation 2009 Equity Incentive Plan

In August 2009, the board of directors of our PacketVideo subsidiary approved the PacketVideo Corporation 2009 Equity Incentive Plan which provides for the issuance of up to 8.2 million shares of PacketVideo common stock for awards that may be issued under the plan. The Plan provides for the issuance of stock options, restricted stock awards and stock appreciation rights to employees, directors and consultants of PacketVideo. The options generally vest over four years and have a maximum contractual term of seven years. At September 26, 2009, PacketVideo may issue up to 8.2 million shares of common stock of PacketVideo, of which 6.4 million are granted and outstanding options and 1.8 million are available for future grants.

The following table summarizes stock option activity under the PacketVideo equity compensation plan during the nine months ended September 26, 2009

	Number of Shares	Weighted Average Exercise Price
	(in housands)	per Share
Outstanding at December 27, 2008	—	$—
Granted	6,442	$2.78
Exercised	—	$—
Canceled	—	$—
Outstanding at September 26,2009	6,442	$2.78
Exercisable at September 26,2009	—	$—

During the nine months ended September 26, 2009, we utilized the Black-Scholes option-pricing model for estimating the grant-date fair value of the PacketVideo employee stock awards using a risk-free interest rate of 2.45%, an expected life of 4.6 years, a stock price volatility of 64% and an expected dividend yield of 0%, resulting in a weighted average grant-date fair value of $1.49 per share.

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected lives of the awards. Because PacketVideo has a limited history of stock option exercises, we determine the expected award life of each grant based primarily on the simplified method” described in accounting guidance for share-based payments, and the expected award lives applied by certain of PacketVideo’s peer companies. We determined expected volatility based primarily on an average of PacketVideo’s peer companies’ expected stock price volatilities due to lack of trading history of PacketVideo common stock. PacketVideo has never paid cash dividends and has no present intention to pay cash dividends on PacketVideo common stock and therefore we have assumed a dividend yield of zero.

The following table summarizes the share-based compensation expense for all plans included in each operating expense line item in our consolidated statements of operations:

	Nine Months Ended
(in thousands)	September 26, 2009	September 27, 2008
Cost of revenues	$645	$290
Engineering, research and development	846	1,060
Sales and marketing	190	202
General and administrative	2,338	2,757
Total continuing operations	4,019	4,309
Discontinued operations	333	4,384
Total share-based compensation	$4,352	$8,693

At September 26, 2009, the total unrecognized share-based compensation expense for all plans relating to unvested share-based awards granted to employees, net of forfeitures, was $15.4 million, which we anticipate recognizing as a charge against income over a weighted average period of 3 years.

11.      Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy contained in fair value measurements and disclosures accounting guidance:

		Fair Value Measurements at September 26, 2009 Using:
(in thousands)	Fair Value at September 26,	Quoted Market Prices for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$23,000	$23,000	$—	$—
Auction rate securities(1)	24,039	—	—	24,039
Auction rate securities rights(2)	1,211	—	—	1,211
Embedded derivatives (3)	18,992	—	—	18,992
__________________________________________________________________________
(1)	Included in restricted cash and marketable securities in the accompanying consolidated balance sheet.
(2)	Included in other noncurrent assets in the accompanying consolidated balance sheet.
(3)	Included in other long-term liabilities in the accompanying consolidated balance sheet.

Auction Rate Securities.  At September 26, 2009, we estimated the fair value of our auction rate securities, which we have classified as trading securities under debt and equity securities accounting guidance, using a discounted cash flow model (Level 3 inputs), which measures fair value based on the present value of projected cash flows over a specific period. The values are then discounted to reflect the degree of risk inherent in the security and achieving the projected cash flows. The discounted cash flow model used to determine the fair value of the auction rate securities utilized a discount rate of 2.5%, which represents an estimated market rate of return, and an estimated period until sale and/or successful auction of the security of 1.0 year. The determination of the fair value of our auction rate securities also considered, among other things, the collateralization underlying the individual securities and the creditworthiness of the counterparty.

Auction Rate Securities Rights.  Our auction rate securities rights allow us to sell our auction rate securities at par value to UBS at any time during the period of June 30, 2010 through July 2, 2012. We have elected to measure the fair value of the auction rate securities rights under financial instruments accounting guidance, which we believe will mitigate volatility in our reported earnings due to the inverse relationship between the fair value of the auction rate securities rights and the underlying auction rate securities. At September 26, 2009, we estimated the fair value of our auction rate securities rights using a discounted cash flow model, similar to the auction rate securities (Level 3 inputs). The discounted cash flow model utilized a discount rate of 1.0% and an estimated period until recovery of 1.0 years, which represents the period until the earliest date that we can exercise our auction rate securities rights.

Embedded Derivatives. Our obligation to redeem the Second Lien Notes and Third Lien Notes upon an asset sale and a change in control constitute embedded derivatives under derivatives and hedging accounting guidance. Accordingly, we have bifurcated the estimated fair value of each embedded derivative from the fair value of the Second Lien Notes and Third Lien Notes upon issuance, and recognized subsequent changes in the fair value of the embedded derivatives against income. We measured the estimated fair value of the Second Lien Notes and Third Lien Notes embedded derivatives using a probability-weighted discounted cash flow model (Level 3 inputs). The discounted cash flow model utilizes management assumptions of the probability of occurrence of redemption of the Second Lien Notes and Third Lien Notes upon an asset sale and a change in control.

The following table summarizes the activity in assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

			Embedded Derivatives
(in thousands)	Auction Rate Securities	Auction Rate Securities Rights	Second Lien Notes	Third Lien Notes	Total
Balance at December 27, 2008	$20,798	$4,210	$(968)	$(10,792)	$13,248
Purchases, issuances, sales, exchanges and settlements	—	—	(182)	(203)	(385)
Unrealized gains (losses) included in other expense, net	3,241	(2,999)	(298)	(6,549)	(6,605)
Balance at September 26, 2009	$24,039	$1,211	$(1,448)	$(17,544)	$6,258

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following table summarizes our assets and liabilities that were measured at fair value on a nonrecurring basis during the period and their respective input levels based on the fair value hierarchy contained in fair value measurements and disclosures accounting guidance:

		Fair Value Measurements Using:
(in thousands)	Fair Value at September 26,	Quoted Market Prices for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Wireless spectrum licenses held for sale	$60,609	$—	$60,609	$—
Property and equipment, net(1)	13,699	—	—	13,699
__________________________________________________________________________
(1)
Includes property and equipment of continuing operations of $4.5 million, property and equipment of discontinued operations of $4.2 million and property and equipment held for sale by discontinued operations of $5.0 million.

Wireless Spectrum Licenses.  Through our continued efforts to sell our remaining domestic spectrum licenses and our wireless spectrum licenses in Germany, we determined that the carrying value of these spectrum licenses exceeded their fair value based primarily on bids received and negotiations with third parties regarding the sale of these licenses. We estimated the fair value of these wireless spectrum licenses based on advanced negotiations and submitted bids from third parties for the purchase of the licenses (Level 2 Inputs - see chart above). Accordingly, during the nine months ended September 26, 2009, we wrote-down the carrying value of our domestic spectrum licenses and our wireless spectrum licenses in Germany to their estimated fair value and recognized asset impairment charges of $52.2 million. For the nine months ended September 26, 2009, $29.8 million is reported in continuing operations and $22.4 million is reported in discontinued operations.

Property and Equipment, Net. In connection with the implementation of our global restructuring initiative, we continue to review our long-lived assets for impairment and, during the nine months ended September 26, 2009, determined that indicators of impairment were present for the long-lived assets in our semiconductor segment as well as certain other long-lived assets. Accordingly, based on the accounting guidance for impairment or disposal of long-lived assets, we performed an assessment to determine if the carrying value of these long-lived assets was recoverable through estimated undiscounted future cash flows resulting from the use of the assets and their eventual disposition (Level 3 inputs). Based on the impairment assessment performed, we determined that the carrying value of our property and equipment exceeded its estimated fair value and accordingly we recognized asset impairment charges of $9.5 million during the nine months ended September 26, 2009, respectively.

The following table summarizes the activity in assets and liabilities measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3):

(in thousands)	Property and Equipment, Net
Balance at December 27, 2008	$24,132
Purchases and disposals	1,209
Depreciation expense	(2,388)
Asset impairment charges	(9,582)
Foreign currency and other	328
Balance at September 26, 2009	$13,699

Fair Value of Other Financial Instruments

The carrying amounts of certain of our financial instruments of continuing operations, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and note payable to bank, approximate fair value due to their short-term nature. The carrying amounts and fair values of our long-term obligations of continuing operations at September 26, 2009 are as follows:

(in thousands)	Carrying Amount	Fair Value
Senior Notes	$154,963	$150,530
Second Lien Notes	119,472	119,472
Third Lien Notes	365,265	365,215
Wireless spectrum leases	25,250	12,498

We determined the fair value of our Senior Notes and wireless spectrum licenses using a discounted cash flow model with a discount rate of 32.5% at September 26, 2009, which represents our estimated incremental borrowing rate. The Second and Third Lien Notes were measured at fair value upon issuance in October 2008 and July 2009.

12.      Legal Proceedings

On September 16, 2008, a putative class action lawsuit, captioned “Sandra Lifschitz, On Behalf of Herself and All Others Similarly Situated, Plaintiff, v. NextWave Wireless Inc., Allen Salmasi, George C. Alex and Frank Cassou, Defendants,” was filed in the U.S. District Court for the Southern District of California against us and certain of our officers. The suit alleges that the defendants made false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The suit seeks unspecified damages, interest, costs, attorneys’ fees, and injunctive, equitable or other relief on behalf of a purported class of purchasers of our common stock during the period from March 30, 2007 to August 7, 2008. A second putative class action lawsuit captioned “Benjamin et al. v. NextWave Wireless Inc. et al.” was filed on October 21, 2008 alleging the same claims on behalf of purchasers of our common stock during an extended class period, between November 27, 2006 through August 7, 2008. On February 24, 2009, the Court issued an Order consolidating the two cases and appointing a lead plaintiff pursuant to the Private Securities Litigation Reform Act. On May 15, 2009, the lead plaintiff filed an Amended Complaint, and on June 29, 2009, we filed a Motion to Dismiss that Amended Complaint. The Motion currently is pending with the Court. At this time, the case remains in the initial pleading stages and management is not able to offer any assessment as to the likelihood of prevailing on the merits.

We were notified on July 11, 2008 that the former stockholders of GO Networks filed a demand for arbitration in connection with the February 2008 milestone. In the demand, the stockholder representative claimed that we owed compensation to the former stockholders of GO Networks on the basis of GO Networks purportedly having partially achieved the February 2008 milestone under the acquisition agreement. The stockholder representative sought damages of $10.4 million. Further, on December 5, 2008, the stockholder representative amended his demand and added claims pertaining to the August 2008 milestone. In the claims, the stockholder representative asserted, among other claims, that we acted in bad faith in a manner that prevented the achievement of the milestone, and he sought damages of $12.8 million in connection with these additional claims. We disputed that the February 2008 milestone has been met and denied any wrongdoing with respect to the August 2008 milestone. In September 2009, the parties executed a settlement agreement and requested that the arbitration panel dismiss the matter with prejudice.

We are also currently involved in other legal proceedings in the ordinary course of our business operations. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. As of September 26, 2009, other than the matters described above, we have not recorded any significant accruals for contingent liabilities associated with our legal proceedings based on our belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions to our estimate of the potential liability could materially impact future results of operations.

13.       Indemnifications

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. We have also entered into indemnification agreements with our officers and directors. Although the maximum potential amount of future payments we could be required to make under these indemnifications is unlimited, to date we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. Additionally, we have insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any amounts paid. Therefore, we believe the estimated fair value of these agreements is minimal and likelihood of incurring an obligation is remote. Accordingly, we have not accrued any liabilities in connection with these indemnification obligations as of September 26, 2009.

14.       Segment Information

Our business is currently organized in two reportable segments on the basis of products, services and strategic initiatives as follows:

•	Multimedia- device-embedded multimedia software, media content management platforms, and content delivery services delivered through our PacketVideo subsidiary.

•	Strategic Initiatives- manages our portfolio of worldwide licensed wireless spectrum assets.

We evaluate the performance of our segments based on revenues and loss from operations excluding depreciation and amortization. Corporate overhead expenses and other income and charges are not allocated to segments in our internal management reports because they are not considered in evaluating the segments’ operating performance. Unallocated income and charges include investment income on corporate investments and interest expense related to the Senior Notes, Second Lien Notes and Third Lien Notes and the change in the fair value of the embedded derivatives on the Second Lien Notes and Third Lien Notes, all of which were deemed not to be directly related to the businesses of the segments. We have no intersegment revenues.

Financial information for our continuing reportable segments for the nine months ended September 26, 2009 and September 27, 2008 is as follows:

(in thousands)	Multimedia	Strategic Initiatives	Other or Unallocated	Discontinued Operations	Consolidated
For the Nine Months Ended:
September 26, 2009
Revenues from external customers	$36,949	$114	$—	$—	$37,063
Revenues – related party	3,842	—	—	—	3,842
Loss from operations	(7,038)	(35,201)	(26,676)	—	(68,915)
Significant non-cash and non-recurring items included in loss from operations above:
Depreciation and amortization expense	4,285	6,589	140	—	11,014
Asset impairment charges	—	29,836	214	—	30,050
Restructuring charges	33	6	3,721	—	3,760
September 27, 2008
Revenues from external customers	$47,989	$—	$—	$—	$47,989
Income (loss) from operations	(4,456)	8,939	(45,141)	—	(40,658)
Significant non-cash items included in loss from operations above:
Depreciation and amortization expense	4,681	7,295	3,156	—	15,132
Asset impairment charges	—	—	2,244	—	2,244
Restructuring charges	83	—	3,225	—	3,308
At September 26, 2009
Total assets	$72,337	$463,159	$55,620	$26,167	$617,283
Wireless spectrum licenses, intangible assets and goodwill	55,001	462,297	72	14,280	531,650

15.      Subsequent Events

In October 2009, we issued 3.7 million shares of our common stock to the former shareholders of IPWireless, as a result of the achievement of certain revenue milestones in 2007 as specified in the acquisition agreement, and 2.5 million shares to the former shareholders of GO Networks, as a result of an arbitration settlement.

On October 30, 2009, the Board of Directors of WiMAX Telecom GmbH, the holding company for NextWave’s discontinued WiMAX Telecom business in Austria and Croatia, filed an insolvency proceeding in Austria in accordance with local law to permit the orderly wind-down of such entity. The court in Austria has entered an order appointing an administrator to manage the insolvency of WiMAX Telecom GmbH. As a result of the appointment of the administrator, NextWave no longer controls WiMAX Telecom GmbH and its subsidiaries and will not receive any proceeds from the assets of the WiMAX entities. NextWave has obtained a waiver of events of default resulting from the insolvency filing under its Senior Notes, Second Lien Notes and Third Lien Notes, including a rescission of the acceleration of maturity triggered as a result of such filing.

In July 2009, a subsidiary of DOCOMO purchased a 35% interest in our PacketVideo subsidiary.  Pursuant to the definitive agreements, DOCOMO was granted certain rights in the event of future transfers of PacketVideo stock or assets, preemptive rights in the event of certain issuances of PacketVideo stock, and a call option exercisable under certain conditions to purchase the remaining shares of PacketVideo at an appraised value. In addition, DOCOMO will have certain governance and consent rights applicable to the operations of PacketVideo. DOCOMO has expressed its intent to exercise its call option and the parties are currently in preliminary discussions concerning such exercise.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The NASDAQ Global Market listing fee) payable by the registrant in connection with the registration of the common stock:

Securities and Exchange Commission registration fee	$741.52
Printer expenses	$--
Legal fees and expenses	$75,000
Accounting fees and expenses	$75,000
Total	$150,741.52

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits our board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee, or agent of us, or serving or having served, at our request, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

We have adopted provisions in our certificate of incorporation and bylaws that limit the liability of our directors and officers for any loss, claim or damage incurred by reason of any act or omission performed or omitted by such person on our behalf and in good faith and in a manner reasonably believed to be within the scope of the authority conferred on such person by our bylaws. However, a director or officer will be liable for any act or omission (i) not performed or omitted in good faith or which such person did not reasonably believe to be in our best interests or which involved intentional misconduct or knowing violation of the law or (ii) from which such person received an improper personal benefit.

We will advance the costs incurred by or on behalf of any director or officer in connection with any indemnified loss within 20 days after we receive a detailed statement providing reasonable documentation of such costs and providing a written undertaking stating that such person will repay all advanced costs if it is later determined that such individual was entitled to indemnification by us. We believe that the limitation of liability provision in our by-laws will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

Second Lien Notes and Exchange Notes

In July 2009, we entered agreements pursuant to which NextWave LLC issued Incremental Notes in the aggregate principal amount of $15.0 million, on the same financial and other terms applicable to the existing Second Lien Notes.  In connection with the issuance of the Incremental Notes, we issued to Avenue AIV US, L.P., the Incremental Notes purchaser, warrants to purchase 7.5 million shares of our common stock at an exercise price of $0.01 per share. Avenue AIV US, L.P. is an affiliate of Avenue Capital, of which Robert Symington, a member of our Board of Directors, is a Senior Portfolio Manager.  The issuance of the Incremental Notes and related transactions were approved by our Board of Directors without the participation of Mr. Symington. The warrants are exercisable at any time from the date of issuance until 11:59 P.M. eastern time, on June 29, 2012.  As previously disclosed, the warrant agreements we entered into in connection with the Incremental Notes issuance entitle the Incremental Notes purchaser and its affiliates to a pre-emptive right to acquire, up to the amount of their pro rata ownership interest in our common stock on a fully-diluted basis (together with any ownership interests held by their affiliates), shares of common stock, preferred stock or any other equity or equity linked security which we may propose to issue.  The pre-emptive right will expire on the earlier of the expiration date of the warrant and the occurrence of a qualified public offering, and does not apply to certain issuance of securities, including issuances pursuant to pre-existing rights and grants made pursuant to our stock incentive plans.  The shares of common stock underlying the warrants are also entitled to certain registration rights as described below.

On October 9, 2008, we and NextWave Wireless LLC, our wholly-owned subsidiary entered into agreements pursuant to which NextWave LLC issued the Second Lien Notes (described in greater detail below) in the aggregate principal amount of $105.3 million. The terms of the Second Lien Notes required us to consummate, or enter into agreements to consummate, asset sales for net proceeds of at least $350 million on or prior to March 31, 2009 (inclusive of net proceeds from $150 million of previously announced asset sales). We did not meet the asset sale targets and accordingly, as required pursuant to the terms of the Second Lien Notes, on April 8, 2009, we issued warrants to purchase an aggregate of 10 million shares of our common stock for an exercise price of $0.01 per share to the holders of our Second Lien Notes. In connection with this issuance, we entered into Warrant Agreements (the “Warrant Agreements”), with Avenue AIV US, L.P., an affiliate of Avenue Capital and Sola Ltd., respectively, and issued warrants to purchase an aggregate of 7.5 million shares of Common Stock to the Avenue Capital-affiliated purchaser and warrants to purchase an aggregate of 2.5 million shares of common stock to Sola Ltd. Robert Symington, a portfolio manager with Avenue Capital, is a member of our Board of Directors. The warrants are exercisable at any time from the date of issuance until 11:59 P.M. eastern time, on April 6, 2012. As previously disclosed, the Warrant Agreements entitle the Second Lien Purchasers and their affiliates to a pre-emptive right to acquire, up to the amount of their pro rata ownership interest in our common stock on a fully-diluted basis (together with any ownership interests held by their affiliates), shares of common stock, preferred stock or any other equity or equity linked security which we may propose to issue. The pre-emptive right will expire on the earlier of the expiration date of the warrant and the occurrence of a qualified public offering, and does not apply to certain issuances of securities, including issuances pursuant to pre-existing rights and grants made pursuant to our stock incentive plans. The shares of common stock underlying the warrants are also entitled to certain registration rights as described below.

As described below un "Warrant Agreement and Warrants," on October 9, 2008 we issued warrants to purchase an aggregate of 40 million shares of our common stock to the purchasers of the Second Lien Notes.

Pursuant to the warrant agreements described above, the Company has issued warrants to purchase an aggregate of 57.5 million shares of its common stock, with an exercise price of $0.01 per share. The offers and sales of these securities were exempt from registration under the Securities Act of 1933, as amended. Pursuant to an exemption from registration under Section 4(2) thereof, the recipients of the securities in each such transaction represented their intention to acquire the securities for investment purposes and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to certificates issued in connection with such transactions.

Second Lien Notes

In connection with the issuance of the Second Lien Notes, we entered into a Second Lien Subordinated Note Purchase Agreement, dated as of the Closing Date (the “Purchase Agreement”), among us, NextWave LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors (in such capacity, collectively, the “Guarantors”), the note purchasers party thereto (the “Second Lien Purchasers”), and The Bank of New York Mellon, as collateral agent. The Second Lien Incremental Indebtedness Agreement relating to the Incremental Notes issuance amends the Purchase Agreement solely by increasing the outstanding indebtedness thereunder by the aggregate face value of the Incremental Notes.  The Second Lien Purchasers were Avenue AIV US, L.P. and Sola Ltd. The Incremental Notes purchaser was Avenue AIV US, L.P.  Avenue Capital-managed funds hold approximately $107 million in principal amount of our 7% Senior Secured Notes due 2010 (the “First Lien Notes”), representing approximately 50% of such indebtedness and approximately $79 million in principal amount of the existing Second Lien Notes (prior to the issuance of the Incremental Notes), representing approximately 75% of such indebtedness.  The Finance Committee of our Board of Directors, all of the members of which were determined to be independent, reviewed and approved the terms of, and the participation of the affiliated investors in, the Second Lien Notes. The Finance Committee received an opinion from a qualified independent financial advisor that the economic terms of the Financing Transactions, taken as a whole, were fair to the Company from a financial point of view.  The Board of Directors received an opinion from a qualified independent financial advisor that the economic terms of the Incremental Notes financing were fair to the Company from a financial point of view.

In connection with the issuance of the Second Lien Notes, NextWave LLC paid to Avenue Capital and Sola Ltd., in accordance with their pro rata share of the Notes, a commitment fee of $2.5 million and a structuring fee in the amount of $5 million. After the payment of such fees and other transaction-related expenses, NextWave LLC was provided with net proceeds of approximately $89 million to be used solely in connection with the ordinary course operations of the business of NextWave and its subsidiaries and not for any acquisition of assets or businesses or other uses.

The Second Lien Notes and related Purchase Agreement have the following terms that are material to us:

•	Interest on the Second Lien Notes will be payable quarterly at a rate of 14% per annum through the issuance of additional Second Lien Notes, and after the repayment of the First Lien Notes, in cash.

•	The Second Lien Notes will mature on December 31, 2010.

•	The Second Lien Notes will be subordinated in right of payment to the First Lien Notes and will otherwise constitute senior obligations of NextWave LLC.

•
Following repayment of the First Lien Notes, the net proceeds realized from all asset sales will be applied to mandatory redemption of the Second Lien Notes at a redemption price equal to the principal amount of the Second Lien Notes, accrued and unpaid interest to the date of redemption, and a make-whole payment based on the present value of the interest payable on the Notes through maturity discounted to the redemption date at the then applicable U.S. Treasury rate plus .50%. In the event of a change of control of the Company, after giving effect to repayment of the First Lien Notes, NextWave LLC is required to offer to repurchase the Second Lien Notes at a price equal to the principal amount of the Second Lien Notes, accrued and unpaid interest to the date of repurchase, and a make-whole payment based on the present value of the interest payable on the Second Lien Notes through maturity discounted to the repurchase date at the then applicable U.S. Treasury rate plus ..50%.

•
NextWave LLC will be required (i) to enter into binding agreements to effect asset sales generating net proceeds of at least $350 million no later than March 31, 2009 (provided that the $150 million in sales of AWS licenses under binding agreements previously entered into by the Issuer will be included therein to the extent such sales are consummated prior to March 31, 2009) and (ii) to consummate such sales no later than six months following execution of such agreements, unless closing is delayed solely due to receipt of pending regulatory approvals. In the event NextWave LLC fails to satisfy the foregoing requirements, we will be required to issue to the purchasers additional warrants to purchase an aggregate 10 million shares of common stock at a purchase price of $.01 per share.

•
NextWave LLC must, at least three weeks prior to the beginning of each fiscal quarter subsequent to the issuance of the Second Lien Notes, deliver to the holders a budget forecast for the six-consecutive-month period commencing on the first day of such fiscal quarter, each such budget forecast to be consistent with the Closing Date Budget (as defined below) and in a form reasonably satisfactory to Avenue Capital (each, a “Six-Month Budget”), and with respect to each such six-month period, shall provide the holders a monthly report, as of the end of each month and within two business days of each month-end, indicating its actual cash balance as compared to the applicable month-end amount for such Closing Date Budget or Six-Month Budget, as applicable, and verifying that (i) its actual cash balance has not deviated in a negative amount from the related Closing Date Budget or Six-Month Budget, as applicable, by more than 10% for such date (the “Budget Condition”) and (ii) it has satisfied the Minimum Balance Condition.

•
The Purchase Agreement provides that (i) failure to satisfy the Minimum Balance Condition shall be an immediate event of default under the Senior Notes, (ii) failure to satisfy the Budget Condition as of any month-end shall result in additional interest at a rate of 2% per annum becoming payable, (iii) failure to satisfy the Budget Condition (on a aggregate basis) for two consecutive month-ends shall be an event of default under the Second Lien Notes; provided, however, if the Named Business Condition (as defined below) is satisfied as of such month-end, the default rate shall continue to accrue but it shall not be an event of default under the Second Lien Notes until the Budget Condition (on an aggregate basis) continues not to be satisfied for three consecutive month-ends, and (iv) failure to satisfy any part of the Named Business Condition (as defined below) for two consecutive months shall be an event of default under the Second Lien Notes. “Named Business Condition” means NextWave LLC shall cease to provide cash or any other type of support for or to be liable with respect to, any of certain specified businesses for which the Closing Date Budget or Six-Month Budget, as applicable, had indicated that such businesses would no longer require any such resources (each a “Named Business”).

•
NextWave LLC and its subsidiaries may not make any investment other than permitted investments, which include, among other things, (i) investments in cash and cash equivalents, (ii) certain investments in securities of trade creditors or customers, (iii) investments in the Second Lien Notes and the Exchange Notes, (iv) certain existing investments, (v) certain advances to our employees and officers and those of our subsidiaries, (vi) certain permitted guarantees of indebtedness, (vii) certain ordinary course investments and (viii) certain intercompany investments.

•
The Purchase Agreement permits NextWave LLC and its subsidiaries to incur a working capital line of credit of up to $25 million secured solely by accounts receivable and inventory of NextWave LLC and its subsidiaries on terms negotiated and approved by our Chief Operating Officer.

•
The Purchase Agreement, except as otherwise specified above, contains representations and warranties, affirmative and negative covenants and events of default that are substantially the same as the corresponding provisions of the First Lien Notes documentation, as amended.

The Second Lien Notes are guaranteed by the Guarantors pursuant to the Guaranty (the “Guaranty”), dated as of the Closing Date, among the Guarantors and the Collateral Agent. In addition, the Second Lien Notes are guaranteed by us pursuant to the Parent Guaranty (the “Parent Guaranty”), dated as of the Closing Date, between us and the Collateral Agent. Pursuant to both the Guaranty and the Parent Guaranty, the Second Lien Notes are guaranteed on a senior subordinated basis, with the guarantees to be subordinated only to the First Lien Notes and otherwise constitute senior obligations of the guarantors.

Pursuant to the Pledge and Security Agreement (the “Security Agreement”), dated as of October 9, 2008, among us, NextWave LLC, and NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as grantors (in such capacity, collectively, the “Grantors”), and the Collateral Agent, executed for the benefit of each holder of the Notes, the obligations under the Notes are secured by second priority liens on, and security interests in, the collateral securing the First Lien Notes, which consists of FCC licenses and spectrum leases held by certain of our subsidiaries, the capital stock of certain of our material subsidiaries, certain securities accounts, and proceeds of the foregoing.

Exchange Notes

Also on October 9, 2008, we entered into a Third Lien Subordinated Exchange Note Exchange Agreement (the “Exchange Agreement”), among us, as issuer, NextWave LLC and the Guarantors, the purchasers party thereto (the “Exchange Note Purchasers”), and The Bank of New York Mellon, as collateral agent. The Exchange Note Purchasers were all of the holders of our outstanding preferred stock, including Avenue International Master L.P., Avenue Special Situations Fund IV, L.P., Avenue CDP Global Opportunities Fund L.P., Avenue Investments, L.P., D.E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C., Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Investcorp Interlachen Multi-Strategy Master Fund Limited, Kevin Finn & Madeline Marin Finn Living Trust, Manchester Financial Group, LP (an entity controlled by Douglas Manchester, a member of our Board of Directors), Navation, Inc. (an entity controlled by Allen Salmasi, our Chairman), Permal York Limited, Solus Core Opportunities Master Fund Ltd, Sola Ltd, UBS Securities LLC f/b/o Kings Road Investments Ltd, York Investment Limited, York Capital Management, L.P., York Global Value Partners, L.P., York Select, L.P., York Credit Opportunities Unit Trust, York Credit Opportunities Fund, L.P. and York Select Unit Trust. Pursuant to the Exchange Agreement, on the Closing Date, the Company issued Exchange Notes in the aggregate principal amount of approximately $478.3 million in exchange for all of the outstanding shares of the Company’s Preferred Stock.

The Exchange Notes and related Exchange Agreement have the following terms that are material to us:

•
The Exchange Notes will be exchanged for such number of shares Common Stock as is determined by applying a conversion price of $11.05 (subject to certain adjustments as set forth in the Exchange Agreement).

•
Interest on the Exchange Notes will be payable quarterly at a rate of 7.5% per annum, equal to the dividend rate payable on the Preferred Stock, payable in kind, or after repayment of the Notes, payable in cash at the election of the Company.

•	The Exchange Notes will mature on December 31, 2011.

•
At any time or from time to time prior to any optional or mandatory redemption, the Exchange Note Purchasers have the option to convert all or any portion of the principal amount of Exchange Notes (without the payment of additional consideration) into fully paid and non-assessable shares of Common Stock.

•
The Exchange Notes will be subordinated in right of payment to the Company’s guaranty obligations under both the First Lien Notes and the Second Lien Notes and will otherwise constitute senior obligations of the Company.

•
Following repayment of the First Lien Notes and the Second Lien Notes, the net proceeds realized from all asset sales will be applied to mandatory redemption of the Exchange Notes at a redemption price equal to the principal amount of the Exchange Notes, plus accrued and unpaid interest to the date of redemption. In the event of a change of control of the Company, after giving effect to repayment of the First Lien Notes and the Second Lien Notes, NextWave LLC is required to offer to repurchase the Exchange Notes at a price equal to the principal amount of the Exchange Notes, plus accrued and unpaid interest to the date of repurchase.

•
The Exchange Agreement permits NextWave LLC and its subsidiaries to incur a working capital line of credit of up to $25 million secured solely by accounts receivable and inventory of NextWave LLC and its subsidiaries on terms negotiated and approved by the Company’s Chief Operating Officer.

•
The Exchange Agreement, except as otherwise specified above, contains representations and warranties, affirmative and negative covenants and events of default that are substantially the same as the corresponding provisions of the First Lien Notes documentation, as amended. However, the Exchange Agreement does not contain the covenants and events of default relating to asset sales, budget compliance and investments described in bullet points 5 through 8 under the heading “Second Lien Notes” above.

The Exchange Notes are guaranteed by the Guarantors and NextWave LLC pursuant to the Guaranty, dated as of the Closing Date, among the Guarantors and the Collateral Agent. Pursuant to both the Guaranty, the Exchange Notes are guaranteed on a senior subordinated basis, with the guarantees to be subordinated to the First Lien Notes and to the Second Lien Notes and otherwise constitute senior obligations of the guarantors.

Pursuant to the Security Agreement, dated as of October 9, 2008, among the Company, NextWave LLC, the Grantors, and the Collateral Agent, executed for the benefit of each holder of the Exchange Notes, the obligations under the Exchange Notes are secured by third priority liens on, and security interests in, the collateral securing the First Lien Notes and the Second Lien Notes, which consists of FCC licenses and spectrum leases held by certain Company subsidiaries, the capital stock of certain material Company subsidiaries, certain securities accounts, and proceeds of the foregoing.

The Exchange Notes issued in exchange for the Preferred Stock were not registered and were issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. Specifically, the Exchange Notes were exchanged by the Company with the existing Holders of the Preferred Stock exclusively. No commission or other remuneration was paid or given directly or indirectly for solicitation of the exchange. The Company received no cash proceeds from the exchange.

Warrant Agreement and Warrants

On October 9, 2008, we entered into a Warrant Agreement, among us and the Second Lien Purchasers, whereby we issued to the Second Lien Purchasers warrants to purchase an aggregate of 40 million shares of common stock. We issued warrants to purchase an aggregate of 30 million shares of common stock to the Avenue Capital-affiliated purchaser and warrants to purchase an aggregate of 10 million shares of common stock to Sola Ltd. The warrants have an exercise price of $0.01 per share of common stock (subject to certain adjustments as set forth in the Warrant Agreement) and are exercisable at any time from the date of issuance until 5:00 P.M. eastern time, on October 9, 2011. If at any time we make a distribution in shares of common stock or subdivide, split or reclassify our outstanding shares of common stock into a larger number of shares of common stock, the number of shares issuable upon exercise of each Warrant shall be adjusted so as to equal the number of shares that the holder of such Warrant would have held immediately after the occurrence of such event if the holder had exercised such Warrant for shares of common stock immediately prior to the occurrence of such event. The shares of common stock underlying the warrants are also entitled to certain registration rights as described in the section entitled "Registration Rights Agreement" below.

The Warrant Agreement entitles the Second Lien Purchasers and their affiliates to a pre-emptive right to acquire, up to the amount of their pro rata ownership interest in our common stock on a fully-diluted basis (together with any ownership interests held by their affiliates), shares of common stock, preferred stock or any other equity or equity linked security which we may propose to issue . The pre-emptive right will expire on the earlier of the exercise expiration date of the Warrant and the occurrence of a qualified public offering, and does not apply to certain issuances of securities, including issuances pursuant to pre-existing rights and grants made pursuant to our stock incentive plans.

Designated Director Agreement

At any time when one or more members of the Avenue Capital Second Lien Purchasers, or their affiliates, hold (individually or collectively) a majority of the outstanding principal amount of the Second Lien Notes, Avenue Capital shall have the right, in consultation with the Governance Committee, to nominate a director to our Board of Directors as soon as there is a vacancy or at any election of directors by our shareholders when there is not currently an Avenue Capital designated director serving on the Board.  Mr. Vogel was nominated by Avenue Capital pursuant to the director designation agreement.  Mr. Vogel is not affiliated with Avenue Capital and will not receive any compensation from Avenue Capital in connection with his service on the Board.

Registration Rights

We entered into a Registration Rights Agreement, dated as of October 9, 2008, among us and the Purchasers (the “Registration Rights Agreement”). The Registration Rights Agreement obligates us to file a shelf registration statement within 30 days of October 9, 2008, and further requires us to use our commercially reasonable efforts to have the shelf registration statement become or declared effective within 60 days from its filing. The Registrable Securities (as defined in the Registration Rights Agreement) include the common stock issuable upon exercise of the Warrants. The holders of Registrable Securities will be entitled to continuous shelf registration rights for a period of two years from the date that such shelf registration is declared effective by the Securities and Exchange Commission. We are required to bear the expenses of the shelf registration.

IPWireless

Pursuant to the Agreement and Plan of Merger (the “IPW Merger Agreement”), dated April 6, 2007, among us, IPW, LLC, a wholly owned subsidiary of NextWave (“Merger Sub”), and IPWireless, Inc. (“IPWireless”) to acquire all of the outstanding capital stock of IPWireless, we agreed to issue a number of shares of our common stock upon the consummation of the merger equal to $75 million divided by the average per share closing price of our common stock for the 30 consecutive trading days ending with the third trading day immediately prior to closing. In addition, we agreed to pay contingent consideration with aggregate value of up to $135 million that may be earned upon the achievement of certain revenue milestones during the 2007 to 2009 timeframe. If earned, we are able to determine the form of consideration for up to $114 million of the contingent consideration amount and the IPWireless stockholder representative has been granted the right to make the same determination for up to $21 million of the contingent consideration amount. We expect that a portion of any earned contingent consideration will be paid in shares of our common stock. The precise value of the shares to be issued will depend on the performance of IPWireless relative to the revenue milestones established in the IPW Merger Agreement and the average trading price for our shares preceding the date of issuance. In respect of any milestone payments, we will not issue shares of common stock if the effect of doing so would reasonably be expected to result in a violation of NASDAQ Marketplace Rule 4350(i), and will in lieu thereof make such payments in cash.

The shares were issued pursuant to the IPW Merger Agreement in a private placement and without registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation D promulgated pursuant thereto (“Regulation D”). The exemption from registration pursuant Regulation D was based on, among other things, the receipt of certifications from each securityholder of IPWireless to receive shares to the effect that such person is an “accredited investor” within the meaning of Rule 506 of Regulation D. We agreed to file a registration statement with respect to the resale of the shares of common stock issuable upon the closing of the Merger within five business days following the date on which we were eligible to use a Form S-3 Registration Statement and agreed to file subsequent registration statements within fifteen business days of each date on which any contingent shares are to be issued.

In October of 2009, we issued 3.7 million shares of our common stock to the shareholders of IPWireless, as a result of the achievement of certain revenue milestones in 2007.

Go Networks

Pursuant to the Agreement and Plan of Merger (the “Go Merger Agreement”), dated December 31, 2006, with Go Networks, Inc. (“Go”) to acquire all of the outstanding capital stock of Go, we agreed to issue shares of NextWave common stock with an aggregate value of up to approximately $25.7 million as contingent merger consideration. The precise value of the shares to be issued will depend on the performance of Go relative to the Milestones established in the Go Merger Agreement, and the precise number of shares of our common stock to be issued in the merger will be determined based on an average trading price the shares preceding the date of issuance. These shares will be issued pursuant to the Go Merger Agreement in a private placement and without registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation D and Regulation S of the Securities Act (“Regulation S”), as applicable. The exemption from registration pursuant Regulation D was based on, among other things, the number of securityholders of Go who reside in the United States and would be deemed “purchasers” under Rule 506 of Regulation D. The exemption from registration pursuant to Regulation S was based on, among other things, the fact that certain securityholders of Go are not “U.S. persons,” as that term is defined under Regulation S, and that such securityholders are not acquiring the shares for the account or benefit of a U.S. person. NextWave agreed to file a registration statement with respect to the resale of such shares of common stock on or prior to the one-year anniversary of the closing of the merger (the first date on which the former Go shareholders will be eligible to receive the shares in connection with the contingent merger consideration).

In October 2009, we issued 2.5 million shares to the former shareholders of GO Networks, as a result of an arbitration settlement.

Senior Secured Notes Financing

On July 17, 2006, in connection with a senior secured notes financing, NextWave Wireless LLC agreed to issue warrants to purchase an aggregate of 5% of its outstanding shares of common stock, as of the date of the consummation of the Corporate Conversion Merger and before giving effect to the exercise of any warrant. In satisfaction of this obligation, on November 13, 2006, we issued warrants to purchase 4,110,382 shares of our common stock at an exercise price of $0.01 per share (subject to certain adjustments as set forth in the warrant agreement). The shares of our stock underlying the warrants are also entitled to registration rights that obligated us to file a shelf registration statement within 30 days following the Corporate Conversion Merger, and use all commercially reasonable efforts to have the shelf registration statement become or declared effective within 60 days from its filing. The holders of warrants are entitled to continuous shelf registration rights for a period of two years from the date that such shelf registration is declared effective by the SEC. We are required to bear the expenses of the shelf registration. The notes and warrants were offered and sold on July 17, 2006 pursuant to an exemption from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

Number	Description
2.1
Third Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of NextWave Personal Communications Inc., NextWave Power Partners Inc., NextWave Partners Inc., NextWave Wireless Inc. and NextWave Telecom Inc., dated January 21, 2005 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 of NextWave Wireless LLC filed May 1, 2006 (the “Form 10”))

2.2
Agreement and Plan of Merger, dated as of April 6, 2007, by and among NextWave Wireless Inc., IPW, LLC, IPWireless, Inc. and J. Taylor Crandall, as stockholder representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed April 12, 2007)

2.3
Agreement and Plan of Merger, dated as of December 31, 2006, by and among NextWave Wireless Inc., Go Acquisition Corp., GO Networks, Inc. and Nechemia J. Peres, as Stockholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of NextWave Wireless Inc. filed January 3, 2007)

2.4
Agreement and Plan of Merger, dated November 7, 2006, by and among NextWave Wireless Inc., NextWave Wireless LLC and NextWave Merger LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of NextWave Wireless Inc. filed November 7, 2006)

3.1
Amended and Restated Certificate of Incorporation of NextWave Wireless Inc., as restated on November 6, 2006 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4/A of NextWave Wireless Inc. filed November 7, 2006)

3.2
Amended and Restated By-laws of NextWave Wireless Inc., adopted on October 30, 2007 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of NextWave Wireless Inc. filed November 2, 2007)

4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4/A filed November 7, 2006)

4.2	Form of Station 4, LLC Warrant (incorporated by reference to Exhibit 4.2 to the Form 10

4.3
Warrant Agreement, dated as of July 17, 2006, among NextWave Wireless Inc. and the Holders listed on Schedule I thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of NextWave Wireless LLC filed July 21, 2006 (the “July 21, 2006 Form 8- K”))

4.4
Certificate of Elimination of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. (incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.5
Securities Purchase Agreement, dated March 28, 2007, by and among NextWave Wireless Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed March 30, 2007)

4.6
Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.7
Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC., as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, the note purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.8	Warrant Agreement, dated October 9, 2008, between NextWave Wireless Inc. and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q filed November 6, 2008)

Number	Description
4.9	Warrant Agreement, dated October 9, 2008, between NextWave Wireless Inc. and Sola Ltd. (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.10
Registration Rights Agreement, dated October 9, 2008, between NextWave Wireless Inc., Avenue AIV US, L.P. and Sola Ltd. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.11
Second Amendment, dated as of September 26, 2008,  to the Purchase Agreement, dated as of July 17, 2006, among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors, and the note holders party thereto (incorporated by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.12
Designated Director Agreement, dated October 9, 2008, between NextWave Wireless Inc. and Avenue Capital Management II, L.P. (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.13
Amendment and Limited Waiver dated April 1, 2009 among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., and WCS Wireless License Subsidiary, LLC, as subsidiary guarantors, and the note holders party thereto (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 10-K filed April 2, 2009)

4.14	Warrant Agreement, dated April 8, 2009, between NextWave Wireless Inc. and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.14 to the Current Report on Form 8-K filed April 14, 2009)

4.15	Warrant Agreement, dated April 8, 2009, between NextWave Wireless Inc. and Sola Ltd. (incorporated by reference to Exhibit 4.14 to the Current Report on Form 8-K filed April 14, 2009)

4.16
Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, between NextWave Wireless Inc., NextWave LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc. and WCS Wireless License Subsidiary, LLC and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed August 6, 2009)

4.17	Warrant Agreement, dated July 2, 2009, between NextWave Wireless inc. and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed August 6, 2009)

4.18
Acknowledgment to Registration Rights Agreement, dated July 2, 2009, by NextWave Wireless Inc. (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

5.1	Opinion of Weil, Gotshal & Manges LLP(1)

10.1
Second Lien Parent Guaranty, dated October 9, 2008, by and among NextWave Wireless Inc., The Bank of New York Mellon, as collateral agent and the note purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.2
Second Lien Guaranty, dated October 9, 2008 by and among NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as grantors, The Bank of New York Mellon, as collateral agent, and the note purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.3
Second Lien Pledge and Security Agreement, dated October 9, 2008, by and among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.4
Second Lien Collateral Agency Agreement, dated October 9, 2008, by and among The Bank of New York and the purchasers a party thereto (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.5
Intercreditor Agreement, dated October 9, 2008, by and among NextWave Wireless Inc., as Issuer and Guarantor, NextWave Wireless LLC, as issuer and Guarantor, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc. and Packetvideo Corporation, as subsidiary guarantors, the Bank of New York, as collateral agent, and the note purchasers party thereto (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.6
Third Lien Guaranty, dated October 9, 2008 by and among NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as grantors, The Bank of New York Mellon, as collateral agent, and the note purchasers party thereto (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.7
Third Lien Pledge and Security Agreement, dated October 9, 2008, by and among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed November 6, 2008)

Number	Description
10.8
Third Lien Collateral Agency Agreement, dated October 9, 2008, by and among The Bank of New York and the purchasers a party thereto (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.9
Senior-Subordinated Secured Second Lien Notes Commitment Letter, dated September 17, 2008, by and among Avenue Capital Management II, L.P., Sola Ltd, NextWave Wireless LLC and NextWave Wireless Inc. (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.10	Spectrum Acquisition Agreement between AWS Wireless Inc. and T-Mobile License LLC, dated July 17, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed July 23, 2008)

10.11
First Amendment to the Purchase Agreement, dated March 12, 2008, by and among NextWave Wireless Inc., NextWave Wireless LLC and the holders named therein and the guarantors named therein, relating to the Company’s 7% Senior Secured Noted due 2010 (incorporated by reference to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.12
Securities Purchase Agreement, dated March 28, 2007, by and among NextWave Wireless Inc. and the Purchasers listed on Schedule I (the “Purchasers”) thereto (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)

10.13
Registration Rights Agreement, dated March 28, 2007, among NextWave Wireless Inc. and the Purchasers (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)

10.14
Purchase Agreement, dated as of July 17, 2006, among NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., and PacketVideo Corporation, as subsidiary guarantors, the note purchasers party thereto and The Bank of New York, as collateral agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K/A of NextWave Wireless LLC filed September 8, 2006)

10.15
Guaranty, dated as of July 17, 2006, by and among NextWave Broadband, Inc., NW Spectrum Co., AWS Wireless Inc., PacketVideo Corporation and The Bank of New York, as Collateral Agent (incorporated by reference to Exhibit 10.1 to the July 21, 2006 Form 8-K)

10.16	Parent Guaranty, dated as of July 17, 2006, between NextWave Wireless Inc. and The Bank of New York, as Collateral Agent (incorporated by reference to Exhibit 10.2 to the July 21, 2006 Form 8-K)

10.17
Pledge and Security Agreement, dated as of July 17, 2006, by and among NextWave Wireless LLC, the undersigned direct and indirect subsidiaries of NextWave Wireless LLC, each additional Grantor that may become a party thereto and The Bank of New York, as Collateral Agent (incorporated by reference to Exhibit 10.3 to the July 21, 2006 Form 8-K)

10.18
Registration Rights Agreement, dated as of July 17, 2006, among NextWave Wireless Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 4.3 to the July 21, 2006 Form 8-K)

10.19
Acquisition Agreement, dated as of May 9, 2006, by and among (i) NextWave Wireless LLC, (ii) NW Spectrum Co., (iii) WCS Wireless, Inc., (iv) Columbia WCS III, Inc., (v) TKH Corp., (vi) Columbia Capital Equity Partners III (Cayman), L.P., the sole stockholder of Columbia WCS III, Inc., (vii) each of the stockholders of TKH Corp., namely, Aspen Partners Series A, Series of Aspen Capital Partners, L.P., Oak Foundation USA, Inc., Enteraspen Limited, and The Reed Institute dba Reed College and (viii) Columbia Capital, LLC, as the Stockholder Representative (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Form 10)

10.20
Acquisition Agreement by and among NextWave Telecom Inc., Cellco Partnership D/B/A Verizon Wireless and VZW Corp., dated as of November 4, 2004 (incorporated by reference to Exhibit 10.4 to the Form 10)

10.21	NextWave Wireless Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment No. 1 on Form S-8 filed January 19, 2007)*

10.22	NextWave Wireless Inc. 2005 Stock Incentive Plan Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed December 7, 2006)*

10.23	NextWave Wireless Inc. 2007 New Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)*

10.24
First Amendment to the NextWave Wireless Inc. 2007 New Employee Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of NextWave Wireless Inc. filed July 13, 2007)*

10.25	PacketVideo Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed on May 1, 2006)*

Number	Description
10.26	IPWireless, Inc. Amended and Restated Employee Incentive Plan, dated as of November 9, 2006 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed May 8, 2008)*

10.27	IPWireless, Inc. Employee Stock Bonus Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of NextWave Wireless Inc. filed July 13, 2007)*

10.28	Amendment to the IPWireless, Inc. Employee Stock Bonus Plan, dated as of March 10, 2008 (incorporated by reference to Exhibit 10.25 of the Annual Report on form 10-K filed March 13, 2008)*

10.29	CYGNUS Communications, Inc. 2004 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Form 10)*

10.30	GO Networks, Inc. Stock Bonus Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)*

10.31
Letter Agreement, dated May 6, 2009, between Francis J. Harding and NextWave Wireless Inc. regarding Employment Benefits (incorporated by reference to Exhibit 10.36 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed May 7, 2009)*

10.32
Stock Purchase Agreement, dated July 2, 2009, by and among PacketVideo Corporation, NextWave Wireless Inc., NextWave Broadband Inc. and NTT DOCOMO, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

10.33
Stockholders’ Agreement, dated as of July 2, 2009 by and among PacketVideo Corporation, NextWave Wireless Inc., NextWave Broadband Inc. and NTT DOCOMO, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

10.34
Amended and Restated Certificate of Incorporation of PacketVideo Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

14.1	NextWave Wireless Inc. Code of Business Conduct and Ethics (available on the Company’s website at http://www.nextwave.com)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed April 2, 2009)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm(1)

23.2	Consent of Weil, Gotshal & Manges LLP (to be included in Exhibit 5.1)(1)

24.1	Power of Attorney of Jack Rosen(1)

24.2	Power of Attorney of Carl Vogel(1)

________________________
*	These exhibits relate to management contracts or compensatory plans or arrangements.

(1)	Filed herewith.

(b)	Financial Statement Schedules

(b)	Financial Statement Schedules

The following schedule is filed as part of this Registration Statement.

NEXTWAVE WIRELESS INC.
Schedule II-Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Additions Acquired from Business Combinations	Net Additions Charged (Credited) to Expense	Deductions(1)	Balance at End of Period
Year Ended December 27, 2008:
Allowance for doubtful accounts	$1,419	$(10)	$714	$(645)	$1,478
Reserve for restructuring	—	—	12,834	(9,929)	2,905
Reserve for contract losses	14,220	—	(241)	(13,873)	106
Reserve for warranty costs	838	—	162	(1,000)	—
Unfavorable lease liability	460	—	2,635	(1,479)	1,616
Year Ended December 29, 2007:
Allowance for doubtful accounts	$321	$—	$1,121	$(23)	$1,419
Reserve for contract losses	528	13,440	252	—	14,220
Reserve for warranty costs	—	178	1,107	(447)	838
Unfavorable lease liability	988	—	60	(588)	460
____________________________________________________________________________
(1)
Deduction for allowance for doubtful accounts is for accounts receivable written-off. Deduction reserve for restructuring represents amounts paid in cash. Deduction for contract losses represents amounts applied against outstanding accounts receivable. Deduction for reserve for warranty costs represents warranty costs incurred and paid. Deduction for the unfavorable lease liability represents amounts paid in cash. For the year ended December 27, 2008, deductions for allowance for doubtful accounts, reserve for contract losses and reserve for warranty costs include the effect of the deconsolidation of IPWireless upon sale (Note 2).

ITEM 17.        UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on February 8, 2010.

NEXTWAVE WIRELESS INC.

By:	/s/ Francis J. Harding
Francis J. Harding
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, Chief Operating Officer and President
/s/ James Brailean	(Principal Executive Officer)	February 8, 2010
James Brailean
Executive Vice President – Chief Financial Officer
/s/ Francis J. Harding	(Principal Financial Officer)	February 8, 2010
Francis J. Harding

Chairman of the Board
Allen Salmasi

Director
Douglas Manchester

/s/ Jack Rosen	Director	February 8, 2010
Jack Rosen

/s/ Robert T. Symington	Director	February 8, 2010
Robert T. Symington

/s/ Carl E. Vogel	Director	February 8, 2010
Carl E. Vogel

Director
William H. Webster

INDEX TO EXHIBITS

Number	Description
2.1
Third Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of NextWave Personal Communications Inc., NextWave Power Partners Inc., NextWave Partners Inc., NextWave Wireless Inc. and NextWave Telecom Inc., dated January 21, 2005 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 of NextWave Wireless LLC filed May 1, 2006 (the “Form 10”))

2.2
Agreement and Plan of Merger, dated as of April 6, 2007, by and among NextWave Wireless Inc., IPW, LLC, IPWireless, Inc. and J. Taylor Crandall, as stockholder representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed April 12, 2007)

2.3
Agreement and Plan of Merger, dated as of December 31, 2006, by and among NextWave Wireless Inc., Go Acquisition Corp., GO Networks, Inc. and Nechemia J. Peres, as Stockholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of NextWave Wireless Inc. filed January 3, 2007)

2.4
Agreement and Plan of Merger, dated November 7, 2006, by and among NextWave Wireless Inc., NextWave Wireless LLC and NextWave Merger LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of NextWave Wireless Inc. filed November 7, 2006)

3.1
Amended and Restated Certificate of Incorporation of NextWave Wireless Inc., as restated on November 6, 2006 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4/A of NextWave Wireless Inc. filed November 7, 2006)

3.2
Amended and Restated By-laws of NextWave Wireless Inc., adopted on October 30, 2007 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of NextWave Wireless Inc. filed November 2, 2007)

4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4/A filed November 7, 2006)

4.2	Form of Station 4, LLC Warrant (incorporated by reference to Exhibit 4.2 to the Form 10

4.3
Warrant Agreement, dated as of July 17, 2006, among NextWave Wireless Inc. and the Holders listed on Schedule I thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of NextWave Wireless LLC filed July 21, 2006 (the “July 21, 2006 Form 8- K”))

4.4
Certificate of Elimination of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. (incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.5
Securities Purchase Agreement, dated March 28, 2007, by and among NextWave Wireless Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed March 30, 2007)

4.6
Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wirelss Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.7
Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC., as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, the note purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.8	Warrant Agreement, dated October 9, 2008, between NextWave Wireless Inc. and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.9	Warrant Agreement, dated October 9, 2008, between NextWave Wireless Inc. and Sola Ltd. (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.10
Registration Rights Agreement, dated October 9, 2008, between NextWave Wireless Inc., Avenue AIV US, L.P. and Sola Ltd. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.11
Second Amendment, dated as of September 26, 2008,  to the Purchase Agreement, dated as of July 17, 2006, among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors, and the note holders party thereto (incorporated by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q filed November 6, 2008)

4.12
Designated Director Agreement, dated October 9, 2008, between NextWave Wireless Inc. and Avenue Capital Management II, L.P. (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed November 6, 2008)

Number	Description
4.13
Amendment and Limited Waiver dated April 1, 2009 among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., and WCS Wireless License Subsidiary, LLC, as subsidiary guarantors, and the note holders party thereto (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 10-K filed April 2, 2009)

4.14	Warrant Agreement, dated April 8, 2009, between NextWave Wireless Inc. and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.14 to the Current Report on Form 8-K filed April 14, 2009)

4.15	Warrant Agreement, dated April 8, 2009, between NextWave Wireless Inc. and Sola Ltd. (incorporated by reference to Exhibit 4.14 to the Current Report on Form 8-K filed April 14, 2009)

4.16
Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, between NextWave Wireless Inc., NextWave LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc. and WCS Wireless License Subsidiary, LLC and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed August 6, 2009)

4.17	Warrant Agreement, dated July 2, 2009, between NextWave Wireless inc. and Avenue AIV US, L.P. (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed August 6, 2009)

4.18
Acknowledgment to Registration Rights Agreement, dated July 2, 2009, by NextWave Wireless Inc. (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

5.1	Opinion of Weil, Gotshal & Manges LLP(1)

10.1
Second Lien Parent Guaranty, dated October 9, 2008, by and among NextWave Wireless Inc., The Bank of New York Mellon, as collateral agent and the note purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.2
Second Lien Guaranty, dated October 9, 2008 by and among NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as grantors, The Bank of New York Mellon, as collateral agent, and the note purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.3
Second Lien Pledge and Security Agreement, dated October 9, 2008, by and among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.4
Second Lien Collateral Agency Agreement, dated October 9, 2008, by and among The Bank of New York and the purchasers a party thereto (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.5
Intercreditor Agreement, dated October 9, 2008, by and among NextWave Wireless Inc., as Issuer and Guarantor, NextWave Wireless LLC, as issuer and Guarantor, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc. and Packetvideo Corporation, as subsidiary guarantors, the Bank of New York, as collateral agent, and the note purchasers party thereto (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.6
Third Lien Guaranty, dated October 9, 2008 by and among NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as grantors, The Bank of New York Mellon, as collateral agent, and the note purchasers party thereto (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.7
Third Lien Pledge and Security Agreement, dated October 9, 2008, by and among NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, and IP Wireless, Inc., as subsidiary guarantors, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.8
Third Lien Collateral Agency Agreement, dated October 9, 2008, by and among The Bank of New York and the purchasers a party thereto (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.9
Senior-Subordinated Secured Second Lien Notes Commitment Letter, dated September 17, 2008, by and among Avenue Capital Management II, L.P., Sola Ltd, NextWave Wireless LLC and NextWave Wireless Inc. (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed November 6, 2008)

10.10	Spectrum Acquisition Agreement between AWS Wireless Inc. and T-Mobile License LLC, dated July 17, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed July 23, 2008)

10.11
First Amendment to the Purchase Agreement, dated March 12, 2008, by and among NextWave Wireless Inc., NextWave Wireless LLC and the holders named therein and the guarantors named therein, relating to the Company’s 7% Senior Secured Noted due 2010 (incorporated by reference to the Quarterly Report on Form 10-Q filed November 6, 2008)

Number	Description
10.12
Securities Purchase Agreement, dated March 28, 2007, by and among NextWave Wireless Inc. and the Purchasers listed on Schedule I (the “Purchasers”) thereto (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)

10.13
Registration Rights Agreement, dated March 28, 2007, among NextWave Wireless Inc. and the Purchasers (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)

10.14
Purchase Agreement, dated as of July 17, 2006, among NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., and PacketVideo Corporation, as subsidiary guarantors, the note purchasers party thereto and The Bank of New York, as collateral agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K/A of NextWave Wireless LLC filed September 8, 2006)

10.15
Guaranty, dated as of July 17, 2006, by and among NextWave Broadband, Inc., NW Spectrum Co., AWS Wireless Inc., PacketVideo Corporation and The Bank of New York, as Collateral Agent (incorporated by reference to Exhibit 10.1 to the July 21, 2006 Form 8-K)

10.16	Parent Guaranty, dated as of July 17, 2006, between NextWave Wireless Inc. and The Bank of New York, as Collateral Agent (incorporated by reference to Exhibit 10.2 to the July 21, 2006 Form 8-K)

10.17
Pledge and Security Agreement, dated as of July 17, 2006, by and among NextWave Wireless LLC, the undersigned direct and indirect subsidiaries of NextWave Wireless LLC, each additional Grantor that may become a party thereto and The Bank of New York, as Collateral Agent (incorporated by reference to Exhibit 10.3 to the July 21, 2006 Form 8-K)

10.18
Registration Rights Agreement, dated as of July 17, 2006, among NextWave Wireless Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 4.3 to the July 21, 2006 Form 8-K)

10.19
Acquisition Agreement, dated as of May 9, 2006, by and among (i) NextWave Wireless LLC, (ii) NW Spectrum Co., (iii) WCS Wireless, Inc., (iv) Columbia WCS III, Inc., (v) TKH Corp., (vi) Columbia Capital Equity Partners III (Cayman), L.P., the sole stockholder of Columbia WCS III, Inc., (vii) each of the stockholders of TKH Corp., namely, Aspen Partners Series A, Series of Aspen Capital Partners, L.P., Oak Foundation USA, Inc., Enteraspen Limited, and The Reed Institute dba Reed College and (viii) Columbia Capital, LLC, as the Stockholder Representative (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Form 10)

10.20
Acquisition Agreement by and among NextWave Telecom Inc., Cellco Partnership D/B/A Verizon Wireless and VZW Corp., dated as of November 4, 2004 (incorporated by reference to Exhibit 10.4 to the Form 10)

10.21	NextWave Wireless Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment No. 1 on Form S-8 filed January 19, 2007)*

10.22	NextWave Wireless Inc. 2005 Stock Incentive Plan Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed December 7, 2006)*

10.23	NextWave Wireless Inc. 2007 New Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)*

10.24
First Amendment to the NextWave Wireless Inc. 2007 New Employee Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of NextWave Wireless Inc. filed July 13, 2007)*

10.25	PacketVideo Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed on May 1, 2006)*

10.26	IPWireless, Inc. Amended and Restated Employee Incentive Plan, dated as of November 9, 2006 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed May 8, 2008)*

10.27	IPWireless, Inc. Employee Stock Bonus Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of NextWave Wireless Inc. filed July 13, 2007)*

10.28	Amendment to the IPWireless, Inc. Employee Stock Bonus Plan, dated as of March 10, 2008 (incorporated by reference to Exhibit 10.25 of the Annual Report on form 10-K filed March 13, 2008)*

10.29	CYGNUS Communications, Inc. 2004 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Form 10)*

10.30	GO Networks, Inc. Stock Bonus Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed March 30, 2007)*

10.31
Letter Agreement, dated May 6, 2009, between Francis J. Harding and NextWave Wireless Inc. regarding Employment Benefits (incorporated by reference to Exhibit 10.36 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed May 7, 2009)*

Number	Description
10.32
Stock Purchase Agreement, dated July 2, 2009, by and among PacketVideo Corporation, NextWave Wireless Inc., NextWave Broadband Inc. and NTT DOCOMO, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

10.33
Stockholders’ Agreement, dated as of July 2, 2009 by and among PacketVideo Corporation, NextWave Wireless Inc., NextWave Broadband Inc. and NTT DOCOMO, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

10.34
Amended and Restated Certificate of Incorporation of PacketVideo Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NextWave Wireless Inc. filed August 6, 2009)

14.1	NextWave Wireless Inc. Code of Business Conduct and Ethics (available on the Company’s website at http://www.nextwave.com)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of NextWave Wireless Inc. filed April 2, 2009)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm(1)

23.2	Consent of Weil, Gotshal & Manges LLP (to be included in Exhibit 5.1)(1)

24.1	Power of Attorney of Jack Rosen(1)

24.2	Power of Attorney of Carl Vogel(1)
________________________
*	These exhibits relate to management contracts or compensatory plans or arrangements.

(1)	Filed herewith.